
10011999

Taking a Contrarian Approach

Letter to Stockholders | Proxy Statement | 10-K

2009 ANNUAL REPORT


Received SEC
APR 20 2010
Washington, DC 20549

AllianceData.

www.AllianceData.com

TO OUR STOCKHOLDERS

As I look back at 2009, I have to say the year was every bit as tough in retrospect as it was while living through it. We were in the midst of the greatest recession this country had seen in 80 years, and we had committed to not just surviving, but taking bold moves to emerge as an even stronger company. And we did just that.

Taking a Contrarian Approach

Throughout the Great Recession, we did not let the naysayers take us off course. Despite conventional views and opinions to stop investing, stop spending and cut jobs—we took another course. Since 2008, we spent $1.52 billion to repurchase over a third of our stock while others were refraining from this activity. We aggressively invested in the pursuit of new private label clients—growing our accounts receivables portfolio by over $600 million in the last year. All the while, our private label competitors were retreating or suggesting they were no longer committed to the business for the long term. At every turn, we were being challenged as to whether these two moves were the best use of our capital and liquidity during such uncertain times. And as other companies looked to cut expenses where ever they could, they used massive layoffs of 10% or more of their workforce. This was a tactic we wanted to avoid.

In the end, we believe our contrarian approach will pay, and in fact, has started to pay off handsomely. Buying our stock at low prices helped generate stronger earnings growth; and the expansion of our retail and credit footprint will drive strong and pristine earnings in 2010, accelerating thereafter as credit improves. Most importantly, I'm proud that we've managed to keep our 7,000-plus workforce largely intact in the face of the worst job losses in our country's history—giving us the talent and resources needed as the economy emerges from this recession. Clearly, we are a much stronger company today than a year ago.

Our Businesses

Our businesses are focused on providing transaction-based marketing and loyalty solutions that drive loyalty and sustained purchasing behavior for our clients. As the shift from traditional market spend to accountable marketing programs continues, our businesses have capitalized on this trend by adding new clients and significantly expanding relationships with existing clients.

Loyalty Services—We announced renewals with key sponsors Shell Canada and Goodyear Canada, and expanded our relationship with our rewards supplier Best Western as a sponsor. Our largest sponsor, Bank of Montreal significantly expanded their commitment to our AIR MILES® Reward Program through enhancements made to their credit card programs that allow collectors to earn double reward miles. And we expanded our global reach, announcing the launch of a Brazilian coalition loyalty program, named *dotz*.

Our AIR MILES Reward Program could not completely avoid the impact of the economy. While miles issued on discretionary spend remained fairly stable, the reduction on credit card spend was felt. In the first half of the year we had declines in miles issued; however, in the third quarter that reversed and in the fourth quarter miles issued grew 9% over the previous period, a return to more historical rates.

Epsilon Marketing Services—2009 was a record year in new client signings, as we continue to benefit from the shift in spend from traditional marketing programs to those that drive measurable results. Most notable was our agreement with Visa to develop, host and operate Visa's next generation loyalty platform for its issuers. We also added America's Gardening Resource, as well as 19 new email clients including Scottrade and TCF Bank. There were also some significant expansions including R.J. Reynolds, AstraZeneca, Capital One, KeyCorp, National Geographic and Reed Business Information. We saw solid demand for our traditional database and digital services; however, the effects of the retail industry clearly impacted our data services business for most of the year. In the fourth quarter, Epsilon posted its largest quarter in history, giving it great momentum into 2010.

Private Label Services and Credit—Our aggressive pursuit of new clients paid off in 2009 by securing HSN and Charming Shoppes. We also signed Haband, a multi-channel retailer of men's and women's apparel. We renewed and expanded our relationship with Tween Brands to include its Justice brand. And lastly, we renewed our relationship with PacSun. We also continued to expand our presence in new markets by signing Pacific Dental Services.

The biggest challenge since the credit crisis has been to secure the necessary capital to fund and grow this business. We successfully secured $5.5 billion of available funding by tapping into a number of liquidity sources. This provided us with the financial flexibility to invest in our private label business and have capacity for future growth and success. On a final note, energy and resources were focused on managing and mitigating the impact of credit card legislation on this business. At this stage, we believe that we are appropriately managing new requirements.

Our Financial Performance

2009 revenue was relatively flat—just under $2 billion. Any other year this performance would be disappointing, but given the significant economic headwinds that all companies were facing, *flat was the new up*. Adjusted EBITDA for the year declined 10% to $590 million and operating EBITDA was $640 million. In 2009 our cash earnings per share was $5.16, which included some infrequently occurring events. Given the toll the recession had on overall performance, we were pleased with our increase in cash earnings per share of 17% from the previous year.

In addition to the capital raised to support private label credit, at the corporate level we secured over $500 million to support operations and our stock repurchase plan. As I mentioned earlier, since the plan began in 2008, we have repurchased 37% of our outstanding common stock. Specifically in 2009, we repurchased 12.7 million shares for approximately $520 million. We have Board approval to acquire an additional $275 million of common stock through December 31, 2010.

Return to Pristine Growth

It's been a tough few years, but we have built a company that has proven to be very resilient. For the first time in three years, all our businesses will contribute to Alliance Data's growth. More importantly, this will be solid, organic growth delivered at more historical rates. The bold moves we made in the last year or so have given us a head start on many companies as we emerge from the recession.

In closing, I want to thank our 7,400 associates for their dedication and commitment to helping our clients and our company succeed. My thanks to our clients, who continue to have confidence and trust in our ability to help them create and build stronger relationships with their customers. To our stockholders, particularly our steadfast supporters, thank you for your continued confidence in our great company. I hope you share in my excitement about the future of Alliance Data.



Edward J. Heffernan
President and Chief Executive Officer

Stockholders may visit the following web site for electronic access to our Annual Report and Proxy materials: https://materials.proxyvote.com/018581



ALLIANCE DATA SYSTEMS CORPORATION
17655 Waterview Parkway
Dallas, Texas 75252
(972) 348-5100

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 8, 2010

To the stockholders of Alliance Data Systems Corporation:

We will hold the 2010 annual meeting of our stockholders at the headquarters of our Epsilon® subsidiary, 4401 Regent Boulevard, Irving, Texas 75063, on Tuesday, June 8, 2010 at 10:00 a.m. (local time), for the following purposes:

(1) the re-election of three class I directors;

(2) the approval of the 2010 Omnibus Incentive Plan;

(3) the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2010; and

(4) the transaction of such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Stockholders of record as of April 9, 2010 are the only stockholders entitled to vote at the meeting and any adjournments or postponements thereof. **You are cordially invited to attend the meeting, but whether or not you expect to attend in person, we urge you to grant your proxy to vote your shares by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials that you received, or if you received a paper copy of the proxy card, to mark, date, sign and return the proxy card in the envelope provided. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name.**

Pursuant to rules promulgated by the SEC, we are providing access to our proxy materials, including this proxy statement and our annual report on Form 10-K for the year ended December 31, 2009, over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The notice contains instructions on how to access those proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials. All stockholders who do not receive a notice will receive a paper copy of our proxy materials by mail. We believe that this new process will reduce the environmental impact and lower the costs of printing and distributing our proxy materials.

By Order of the Board of Directors

Alan M. Utay
Corporate Secretary

April 20, 2010
Dallas, Texas


AllianceData

ALLIANCE DATA SYSTEMS CORPORATION
17655 Waterview Parkway
Dallas, Texas 75252

PROXY STATEMENT
2010 Annual Meeting of Stockholders
To be Held on June 8, 2010


Proxy

The board of directors of Alliance Data Systems Corporation is soliciting your proxy to vote at the 2010 annual meeting of stockholders to be held on June 8, 2010 at 10:00 a.m. (local time) and any adjournments or postponements of that meeting. The meeting will be held at the headquarters of our Epsilon subsidiary, 4401 Regent Boulevard, Irving, Texas 75063.

The Notice of Internet Availability of Proxy Materials or this proxy statement and the accompanying proxy card, notice of meeting and annual report on Form 10-K for the year ended December 31, 2009 were first mailed on or about April 20, 2010 to all stockholders of record as of April 9, 2010. **Our only voting securities are shares of our common stock, of which there were 54,588,486 shares outstanding as of April 9, 2010.** We will have a list of stockholders available for inspection for at least ten days prior to the annual meeting at our principal executive offices at 17655 Waterview Parkway, Dallas, Texas 75252 and at the annual meeting.

Questions and Answers about the Proxy Process

Why did I receive a Notice of Internet Availability of Proxy Materials this year instead of a paper copy of the proxy materials?

This year, like the prior two years and pursuant to rules first promulgated by the SEC in 2007, we are providing access to our proxy materials over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The notice contains instructions on how to access our proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials by mail.

Why didn't I receive a Notice of Internet Availability of Proxy Materials?

We are providing those of our stockholders that have previously requested a paper copy of our proxy materials with paper copies of our proxy materials instead of a Notice of Internet Availability of Proxy Materials.

How can I access the proxy materials over the Internet?

Your Notice of Internet Availability of Proxy Materials or proxy card will contain instructions on how to view our proxy materials for the annual meeting on the Internet. Our proxy materials are also available on our company website at http://www.alliancedata.com.

What is the purpose of holding this meeting?

We are holding the 2010 annual meeting of stockholders to re-elect three class I directors, to approve our 2010 Omnibus Incentive Plan and to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2010. The director nominees, all of whom are currently serving as our class I directors, have been recommended by our nominating/corporate governance committee to our board of directors;

and our board of directors has nominated the three nominees and recommends that our stockholders re-elect them as class I directors. The board of directors also recommends that our stockholders approve our 2010 Omnibus Incentive Plan and ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2010. If any other matters requiring a stockholder vote properly come before the meeting, those stockholders present at the meeting and the proxies who have been appointed by our stockholders will vote as they think appropriate.

How does the proxy process and stockholder voting operate?

The proxy process is the means by which corporate stockholders can exercise their rights to vote for the re-election of directors and other strategic corporate proposals. The notice of meeting and this proxy statement provide notice of a scheduled stockholder meeting, describe the directors presented for re-election, describe the principal terms of the 2010 Omnibus Incentive Plan, include information regarding the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2010 and include other information required to be disclosed to stockholders. Stockholders may vote by telephone or through the Internet, or by returning a proxy card, without having to attend the stockholder meeting in person.

By executing a proxy, you authorize Charles L. Horn and Laura Santillan, and each of them, to act as your proxies to vote your shares in the manner that you specify. The proxy voting mechanism is vitally important to us. In order for us to obtain the necessary stockholder approval of proposals, a "quorum" of stockholders (a majority of the issued and outstanding shares of common stock as of the record date entitled to vote) must be represented at the meeting in person or by proxy. Because few stockholders can spend the time or money to attend stockholder meetings in person, voting by proxy is necessary to obtain a quorum and complete the stockholder vote. It is important that you attend the meeting in person or grant a proxy to vote your shares to assure a quorum is present so corporate business can be transacted. If a quorum is not present, we must postpone the meeting and solicit additional proxies; this is an expensive and time-consuming process that is not in the best interest of our company or its stockholders.

Why did I receive these materials?

All of our stockholders as of the close of business on April 9, 2010, the record date, are entitled to vote at our 2010 annual meeting. We are required by law to distribute the Notice of Internet Availability of Proxy Materials or a full set of proxy materials to all of our stockholders as of the record date.

What does it mean if I receive more than one set of materials?

This means your ownership of shares is registered under different names. For example, you may own some shares directly as a "registered holder" and other shares through a broker in "street name," or you may own shares through more than one broker. In these situations you may receive multiple sets of proxy materials. It is necessary for you either to attend in person (please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name), to vote your shares by telephone or through the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials, or to return a signed, dated and marked proxy card if you received a paper copy of the proxy card. If you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

If I own my shares through a broker, how is my vote recorded?

Brokers typically own shares of common stock for many stockholders who are referred to as "beneficial owners." In this situation the "registered holder" on our stock register is the broker or its nominee. This often is referred to as holding shares in "street name." The beneficial owners do not appear in our stockholder register. Therefore, for shares held in street name, distributing the proxy materials and tabulating votes are both two-step processes. Brokers inform us how many of their clients are beneficial owners and we provide the broker with the appropriate number and type of proxy materials. Each broker then forwards the appropriate proxy materials to its clients who are beneficial owners to obtain their votes. When you receive proxy materials from your broker, instructions will be included to submit your voting instructions to your broker. Shortly before the meeting, each broker totals the votes and submits a proxy reflecting the aggregate votes of the beneficial owners for whom it holds shares.

How do I vote?

You may attend the annual meeting and vote your shares in person. Please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name.

You may also grant your proxy to vote by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials, or by returning a signed, dated and marked proxy card if you received a paper copy of the proxy card. To grant your proxy to vote by mail, sign and date each proxy card you receive, indicating your voting preference on each proposal, and return each proxy card in the prepaid envelope that accompanied that proxy card. If you return a signed and dated proxy card but you do not indicate your voting preference, your shares, except for those shares you own in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, will be voted in favor of the three class I director nominees, the approval of the 2010 Omnibus Incentive Plan and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2010, all in accordance with the recommendation of our board of directors. If you are a registered holder or hold your shares in street name, votes submitted by Internet or telephone must be received by 11:59 p.m. eastern daylight time on June 7, 2010. For shares you own in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your proxy card or voting instructions must be received by June 3, 2010. For all other shares that you own, your voting instructions must be received in time for the annual meeting. All outstanding shares of common stock for which you have provided instructions that are received by the applicable deadline will be voted.


Proxy

Does my vote matter?

Yes. Corporations are required to obtain stockholder approval for the election of directors, for the approval of equity compensation plans such as the 2010 Omnibus Incentive Plan and certain other important matters. Stockholder participation is not a mere formality. Each share of our common stock held on the record date is entitled to one vote, and every share voted has the same weight. It is also important that you vote to assure that a quorum is present so corporate business can be transacted.

What constitutes a quorum?

Unless a quorum is present at the annual meeting, no action may be taken at the meeting except the adjournment thereof until a later time. The presence at the annual meeting, in person or by proxy, of stockholders holding a majority of our issued and outstanding shares of common stock as of the record date will constitute a quorum for the transaction of business at the 2010 annual meeting. Shares that are represented at the annual meeting but abstain from voting on any or all matters and "broker non-votes" (shares held by brokers or nominees for which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote) will be counted as shares present and entitled to vote in determining whether a quorum is present at the annual meeting. If you own shares in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your shares will not be represented at the meeting for quorum purposes and the trustee cannot vote those shares if you do not provide a proxy with explicit directions to the trustee. The inspector of election appointed for the annual meeting will determine the number of shares of our common stock present at the meeting, determine the validity of proxies and ballots, determine whether a quorum is present, and count all votes and ballots.

What percentage of votes is required to re-elect directors, to approve the 2010 Omnibus Incentive Plan and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2010?

If a quorum is present, directors are elected by a plurality of all of the votes cast, in person or by proxy. This means that the three nominees will be re-elected if they receive more affirmative votes than any other nominee for the same position. Votes marked "For" a nominee will be counted in favor of that nominee. Votes "Withheld" from a nominee have no effect on the vote since a plurality of the votes cast at the annual meeting is required for the re-election of each nominee. Stockholders may not abstain from voting with respect to the re-election of directors. Stockholders may not cumulate their votes with respect to the re-election of directors.

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are in favor of Proposal Two, the 2010 Omnibus Incentive Plan will be approved, provided that, pursuant to the rules of the New York Stock Exchange, the total votes cast on Proposal Two represent over 50% of all outstanding common stock entitled to vote on such proposal. Votes marked "For" Proposal Two will be counted in favor of approval of the 2010 Omnibus Incentive Plan. For purposes of the vote on Proposal Two, "abstentions" and "broker non-votes" will not be counted as votes cast "For" or "Against" the proposal and thus will have no effect on the outcome of the approval of the 2010 Omnibus Incentive Plan.

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are in favor of Proposal Three, the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2010 will be ratified. Votes marked "For" Proposal Three will be counted in favor of ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2010. An "Abstention" with respect to Proposal Three will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the same effect as a vote "Against" Proposal Three.

What is the effect of not voting?

The effect of not voting depends on how you own your shares. If you own shares as a registered holder, rather than through a broker, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirement. Assuming a quorum is present, your unvoted shares will not affect whether a proposal is approved or rejected. If you own shares through a broker and do not vote, your broker may represent your shares at the meeting for purposes of obtaining a quorum. As described in the answer to the following question, if you do not provide your broker with voting instructions, your broker may or may not vote your shares, depending upon the proposal. If you own shares in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirements, or affect whether a proposal is approved or rejected.

If I do not vote, will my broker vote for me?

If you own your shares through a broker and you do not vote, your broker may vote your shares in its discretion on some "routine matters." However, with respect to other proposals, your broker may not vote your shares for you. With respect to these proposals, the aggregate number of unvoted shares is reported as broker non-votes. Broker non-vote shares are counted toward the quorum requirement. Proposal One and Two set forth in this proxy statement are not considered to be routine matters and brokers will not be permitted to vote unvoted shares on these two proposals. Proposal Three set forth in this proxy statement is a routine matter on which brokers will be permitted to vote unvoted shares.

Is my vote confidential?

It is our policy that all stockholder meeting proxies, ballots and voting records that identify the particular vote of a stockholder are confidential. The vote of any stockholder will not be revealed to anyone other than an inspector of election or a non-employee tabulator of votes, except: (1) as necessary to meet applicable legal and stock exchange listing requirements; (2) to assert claims for or defend claims against us; (3) to allow the inspector of election to certify the results of the stockholder vote; (4) in the event of a contested proxy solicitation; or (5) if a stockholder has requested that their vote be disclosed.

Can I revoke my proxy and change my vote?

You have the right to revoke your proxy at any time prior to the time your shares are voted. If you are a registered holder, your proxy can be revoked in several ways: (1) by timely delivery of a written revocation delivered to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252; (2) by submitting another valid proxy bearing a later date; or (3) by attending the meeting in person and giving the inspector of election notice that you intend to vote your shares in person. However, if your shares are held in street name by a broker, you must contact your broker in order to revoke your proxy.

Will any other business be transacted at the meeting? If so, how will my proxy be voted?

We do not know of any business to be transacted at the 2010 annual meeting other than the re-election of directors, the approval of the 2010 Omnibus Incentive Plan and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2010, as described in this proxy statement. The period specified in our bylaws for submitting proposals to be considered at the meeting has passed and no proposals were submitted. However, should any other matters properly come before the meeting, and any adjournments and postponements thereof, shares with respect to which voting authority has been granted to the proxies will be voted by the proxies in accordance with their judgment.

Who counts the votes?

If you are a registered holder, your vote, as provided by mail, telephone or through the Internet, will be returned or delivered directly to Broadridge Investor Communication Services for tabulation. As noted above, if you hold your shares through a broker or trustee, your broker or trustee returns one proxy to Broadridge on behalf of its clients. Votes will be counted and certified by the inspector of election.

Will you use a soliciting firm to receive votes?

We have retained The Altman Group to assist in soliciting proxies for a base retainer of $6,500, plus costs and additional fees associated with telephone solicitation, if necessary. We use Broadridge Investor Communication Services and their agents, as well as brokers to distribute all the proxy materials to our stockholders. We will pay them a fee and reimburse any expenses they incur in making the distribution. Our directors, officers and employees may solicit proxies in person, by mail, telephone, facsimile transmission or electronically. No additional compensation will be paid to such directors, officers and employees for soliciting proxies. We will bear the entire cost of solicitation of proxies.

What is the deadline for submitting proposals to be considered for inclusion in the proxy statement for our 2011 annual meeting?

If any of our stockholders intends to present a proposal for consideration at the 2011 annual meeting, excluding the nomination of directors, and desires to have such proposal included in the proxy statement and form of proxy distributed by the board of directors with respect to such meeting, such proposal must be in writing and received by us not later than December 21, 2010. Proposals may be submitted by eligible stockholders and must comply with our bylaws and the relevant regulations of the SEC regarding stockholder proposals.

If any of our stockholders intends to present a proposal for consideration at the 2011 annual meeting, excluding the nomination of directors, without inclusion in the proxy statement and form of proxy, such proposal must be in writing and received by us no sooner than November 21, 2010 and no later than December 21, 2010.

Any such proposal must comply with our bylaws. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority with respect to proxies.

Stockholders who wish to have their nominees for election to the board of directors considered by our nominating/corporate governance committee must comply with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. Such nominations must be made by notice in writing, delivered or mailed by first class U.S. mail, postage prepaid, to our Corporate Secretary not less than 14 days nor more than 50 days prior to any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed above, to our Corporate Secretary not later than the close of the seventh day following the day on which notice of the meeting was mailed to stockholders. Such nominations will not be included in the proxy statement and form of proxy distributed by the board of directors.

A copy of our bylaws is available from our Corporate Secretary upon written request. Requests or proposals should be directed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252 (or, after October 1, 2010, to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024).

How can I request a full set of proxy materials?

You may request a full set of our proxy materials, including our annual report on Form 10-K for the year ended December 31, 2009, for one year following the annual meeting of stockholders. If a broker or other nominee holds your shares of record, you may request a full set of our proxy materials by following the instructions contained in the Notice of Internet Availability of Proxy Materials that you received. If you are a registered holder or if you own shares through the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, you may request a full set of our proxy materials by following the instructions contained in the Notice of Internet Availability that you received or by written request directed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252 (or, after October 1, 2010, to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024).

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

The following table sets forth the name, age and positions of each of our directors, nominees for director, executive officers, business unit presidents and certain other key employees as of April 9, 2010:

Name	Age	Positions
Bruce K. Anderson	70	Director
Robert P. Armiak	48	Senior Vice President and Treasurer
Roger H. Ballou	58	Director
Lawrence M. Benveniste, Ph.D.	59	Director
D. Keith Cobb	69	Director
E. Linn Draper, Jr., Ph.D.	68	Director
Edward J. Heffernan	47	Director, President and Chief Executive Officer
Charles L. Horn	49	Executive Vice President and Chief Financial Officer
Kenneth R. Jensen	66	Director
Bryan J. Kennedy	41	Executive Vice President and President, Epsilon
Robert A. Minicucci	57	Director; Non-Executive Chairman of the Board
Bryan A. Pearson	46	Executive Vice President and President, LoyaltyOne
Laura Santillan	38	Senior Vice President and Chief Accounting Officer
Richard E. Schumacher, Jr.	43	Senior Vice President, Tax
Ivan M. Szeftel	56	Executive Vice President and President, Retail Credit Services
Alan M. Utay	45	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary

On March 1, 2009, our board of directors implemented a leadership succession plan. On December 10, 2009, the board of directors and J. Michael Parks agreed that the leadership succession plan was complete, Mr. Parks stepped down as executive chairman of the board of directors, and the board elected Robert A. Minicucci to serve as non-executive chairman of the board. As the final step of the leadership succession plan, on April 2, 2010, Mr. Parks resigned from the board of directors. On December 7, 2009, Charles L. Horn joined us as executive vice president and chief financial officer. Effective February 2010, the board of directors appointed Laura Santillan as senior vice president and chief accounting officer, and approved the separation of Michael D. Kubic who, until then, served as our senior vice president, corporate controller and chief accounting officer and who also served as our interim chief financial officer from March 1, 2009 until December 7, 2009.

PROPOSAL ONE: RE-ELECTION OF DIRECTORS

Our board of directors is divided into three classes, being divided as equally as possible with each class having a term of three years. Each year the term of office of one class expires. This year, the term of class I directors, currently consisting of three directors, expires. Our nominating/corporate governance committee has recommended to our board of directors and our board of directors has nominated each of the current class I directors, Lawrence M. Benveniste, Ph.D., D. Keith Cobb, and Kenneth R. Jensen, for re-election as a director, each to hold office for a term of three years until the annual meeting of stockholders in 2013 and until his respective successor is duly elected and qualified.

Mr. Horn and Ms. Santillan, and each of them, as proxies, will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Our board of directors has no reason to believe that any nominee will be unable to serve if re-elected. If a quorum is present, directors are re-elected by a plurality of the votes cast, in person or by proxy. This means that the three nominees will be re-elected if they receive more affirmative votes than any other nominee for the same position. Votes marked "For" a nominee will be counted in favor of that nominee. Votes "Withheld" from a nominee have no effect on the vote since a plurality of the votes cast at the annual meeting is required for the re-election of each nominee. Stockholders may not abstain from voting with respect to the re-election of directors. Stockholders may not cumulate their votes with respect to the re-election of directors.

The following sets forth information regarding each nominee, and the remaining directors who will continue in office after the annual meeting, including proposed committee memberships.

Class I Nominees for Re-Election to the Board of Directors

(Terms expiring in 2010; if re-elected, terms will expire in 2013)

LAWRENCE M. BENVENISTE, Ph.D. has served as a director since June 2004. Dr. Benveniste has served as the Dean of Goizueta Business School at Emory University since July 2005. Dr. Benveniste served as the Dean of the Carlson School of Management at the University of Minnesota from January 2001 to July 2005, and prior to January 2001 he was an associate dean, the chair of the finance department, and a professor of finance at the Carlson School of Management. He previously served on the faculties of Boston College, Northwestern University, the University of Pennsylvania, the University of Rochester and the University of Southern California. Dr. Benveniste is currently a director of Rimage Corporation. Dr. Benveniste holds a Bachelor's degree from the University of California at Irvine and a Ph.D. in Mathematics from the University of California at Berkeley. Dr. Benveniste's academic background provides a unique perspective and broad overview of finance topics, as well as providing a rigorous level of questioning regarding procedures and disclosures.

Committees: Audit

D. KEITH COBB has served as a director since June 2004. Mr. Cobb has served as a business consultant and strategic advisor for a number of companies since 1996. Mr. Cobb completed a six-year term on the Board of the Federal Reserve Bank of Atlanta, Miami Branch in 2002. He spent 32 years as a practicing certified public accountant for KPMG, LLP, including as the National Managing Partner – Financial Services and as a senior member of the firm's management committee. Mr. Cobb was vice chairman and chief executive officer of Alamo Rent-a-Car, Inc. from 1995 until its sale in 1996. Mr. Cobb is currently a director of BankAtlantic Bancorp, Inc., BFC Financial Corp., and the Wayne Huizenga Graduate School of Business and Entrepreneurship at Nova Southeastern University. Mr. Cobb holds a Bachelor's degree from the University of Southern Mississippi. Mr. Cobb's qualifications include extensive accounting and executive-level business experience. In particular, Mr. Cobb has banking industry experience and is regarded as a board governance expert.

Committees: Audit (Chair) and Nominating/Corporate Governance

KENNETH R. JENSEN has served as a director since February 2001. Mr. Jensen has served as a business consultant and strategic advisor for a number of companies since July 2006. Mr. Jensen served as the executive vice president, chief financial officer, treasurer and assistant secretary of Fiserv, Inc., a public company engaged in data processing outsourcing, from July 1984 until June 2006. He was named senior executive vice president of Fiserv in 1986. Mr. Jensen was a director of Fiserv, Inc. from 1984 until May 2007. Mr. Jensen is currently a director of United Capital Financial Partners, Inc. and Transfirst Group Holdings, Inc. Mr. Jensen holds a Bachelor's degree from Princeton University in Economics, an MBA from the University of Chicago in Accounting, Economics and Finance and a Ph.D. from the University of Chicago in Accounting, Economics and Finance. Mr. Jensen possesses both strong academic credentials as well as extensive executive leadership experience at a public company in a similar industry, including specifically an understanding of accounting and finance issues.

Committees: Audit and Executive

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* EACH OF THE THREE NOMINEES.

Proxy

Continuing Directors

Class II Directors
(Terms expiring in 2011)

BRUCE K. ANDERSON has served as a director since August 1996. He co-founded the investment firm Welsh, Carson, Anderson & Stowe, or WCAS, and has been a general partner of WCAS since March 1979. Prior to that, he served for nine years with Automatic Data Processing, Inc., or ADP, where, as executive vice president and a director of ADP, and president of ADP International, he was active in corporate development and general management. Before joining ADP, Mr. Anderson spent four years in computer marketing with International Business Machines Corporation, or IBM. Mr. Anderson is currently the chairman of the board of directors of Amdocs Limited and serves as a director of a number of private companies held within the partnership of WCAS. He holds a Bachelor's degree from the University of Minnesota. Mr. Anderson has demonstrated executive leadership skills as well as having first-hand knowledge of the company and its industry based on his experience as a member of our board of directors since our inception in 1996.

Committees: Nominating/Corporate Governance

ROGER H. BALLOU has served as a director since February 2001. Mr. Ballou has been the chief executive officer and a director of CDI Corporation, a public company engaged in providing staffing and outsourcing services, since October 2001. He was a self-employed consultant from October 2000 to October 2001. Before that time, Mr. Ballou had served as chairman and chief executive officer of Global Vacation Group, Inc. from April 1998 to September 2000. Prior to that, he was a senior advisor for Thayer Capital Partners from September 1997 to April 1998. From April 1995 to August 1997, he served as vice chairman and chief marketing officer, then as president and chief operating officer, of Alamo Rent-a-Car, Inc. Mr. Ballou is also currently a director of Fox Chase Bank. Mr. Ballou holds a Bachelor's degree from the Wharton School of the University of Pennsylvania and an MBA from the Tuck School of Business at Dartmouth. Mr. Ballou has served in a variety of executive level positions, including with a large public company in a similar industry. Mr. Ballou also brings banking industry experience to his service on our board of directors.

Committees: Compensation, Nominating/Corporate Governance (Chair) and Executive

E. LINN DRAPER, JR., Ph.D. has served as a director since February 2005. He has served in an executive and directoral capacity for a number of companies since 1980. Dr. Draper was chairman of the board of American Electric Power Company, Inc., or AEP, for 11 years until his retirement from AEP in 2004, and served as president and chief executive officer of AEP from 1993 to 2003. He was the president of the Ohio Valley Electric Corporation from 1992 until 2004, and was the chairman, president and chief executive officer of Gulf States Utilities Company from 1987 to 1992. Dr. Draper is a director of TransCanada Corporation, Alpha Natural Resources, Inc., NorthWestern Corporation and Temple-Inland Inc. Dr. Draper also serves on the University of Texas Engineering Advisory Board. He holds two Bachelor's degrees from Rice University and a Doctorate from Cornell University. Dr. Draper has extensive experience serving as an advisor and as a director, including compensation committee experience. In addition, Dr. Draper has had executive-level experience in a highly regulated industry environment.

Committees: Compensation (Chair)

Class III Directors
(Terms expiring in 2012)

ROBERT A. MINICUCCI, chairman of the board, has served as a director since August 1996. Mr. Minicucci is a general partner with Welsh, Carson, Anderson & Stowe, or WCAS, joining the firm in August 1993. Before joining WCAS, he served as senior vice president and chief financial officer of First Data Corporation from December 1991 to August 1993. Prior to joining First Data Corporation, Mr. Minicucci was treasurer and senior vice president of American Express Company. Mr. Minicucci is currently a director of Amdocs Limited, Global Knowledge, Inc., Paycom Inc. and Retalix Ltd. Mr. Minicucci holds a Bachelor's degree from Amherst College and an MBA from Harvard Business School. Mr. Minicucci has demonstrated executive leadership skills in a similar industry and has first-hand knowledge of the company based on his experience as a member of our board of directors since our inception in 1996.

Committees: Compensation and Executive

EDWARD J. HEFFERNAN, president and chief executive officer, joined us in May 1998, and has served as a director since June 2009. From May 2000 until March 2009, Mr. Heffernan served as an executive vice president and chief financial officer of Alliance Data and, prior to that, he was responsible for mergers and acquisitions for Alliance Data. Before joining us, he served as vice president, mergers and acquisitions, for First Data Corporation from October 1994 to May 1998. Prior to that, he served as vice president, mergers and acquisitions for Citicorp from July 1990 to October 1994, and prior to that he served in corporate finance at Credit Suisse First Boston from June 1986 until July 1990. Mr. Heffernan was a director and chair of the audit committee of VALOR Communications Group, Inc. from 2005 until its merger into Windstream Corporation in 2006. Mr. Heffernan holds a Bachelor's degree from Wesleyan University and an MBA from Columbia Business School. Mr. Heffernan's role as our former chief financial officer and current chief executive officer provides a link to the company's management and a unique level of insight into the company's operations.

Committees: Executive

Executive Officers

ROBERT P. ARMIAK, senior vice president and treasurer, joined us in February 1996. He is responsible for cash management, investment strategy, financial risk management and capital structure. Before joining us, he held several positions, including treasurer at FTD Inc. from August 1990 to February 1996. Mr. Armiak holds a Bachelor's degree from Michigan State University and an MBA from Wayne State University.

CHARLES L. HORN, executive vice president and chief financial officer, joined us in December 2009. From 1999 to November 2009, he served as senior vice president and chief financial officer for Builders Firstsource, Inc. From 1994 to 1999, he served as vice president, finance and treasury, for the retail operations of Pier 1 Imports, Inc. and as executive vice president and chief financial officer of Conquest Industries from 1992 to 1994. Mr. Horn holds a Bachelor's degree in business administration from Abilene Christian University and an MBA from the University of Texas at Austin. Mr. Horn is a Certified Public Accountant in the state of Texas.

BRYAN J. KENNEDY, executive vice president and president, Epsilon, joined our wholly-owned subsidiary, Epsilon, in June 1996. Mr. Kennedy has served as president of Epsilon since January 2009. Prior to that, he served as chief operating officer for Epsilon since October 2001 along with various senior management and executive positions within Epsilon. Mr. Kennedy held senior management positions with Capstead Mortgage Corporation from June 1990 to August 1994. Mr. Kennedy holds a Bachelor's degree from Wheaton College and an MBA from Harvard Business School.

BRYAN A. PEARSON, executive vice president and president, LoyaltyOne, joined our wholly-owned subsidiary, LoyaltyOne, Inc., in November 1992 and assumed his current position in 2006. Mr. Pearson has served as president for the AIR MILES® Reward Program since January 1999 and prior to becoming president, he held various senior management and executive positions within the AIR MILES Reward Program. Mr. Pearson held management positions with Alias Research Inc. from June 1991 until October 1992. Prior to that, he worked in brand marketing at Quaker Oats Company of Canada from July 1988 until June 1991. Mr. Pearson holds a BScH degree and an MBA from Queen's University.

LAURA SANTILLAN, senior vice president and chief accounting officer, joined us in February 2004 and assumed her current position in February 2010. Ms. Santillan has served in various capacities of increasing responsibility, most recently as vice president, finance since October 2007 and senior vice president, finance since December 2009. Before joining the company, she served as senior manager of reporting for Dresser, Inc. from February 2002 to February 2004 and director of financial reporting for Wyndham International, Inc. from 1997 to 2002. Prior to that, she was with Ernst & Young LLP from 1993 to 1997. Ms. Santillan holds a bachelor's degree from Southern Methodist University and is a Certified Public Accountant in the state of Texas.

RICHARD E. SCHUMACHER, JR., senior vice president of tax, joined us in October 1999. He is responsible for global corporate tax affairs. Before joining us, Mr. Schumacher was with Deloitte & Touche LLP from 1989 to October 1999 where he was responsible for client tax services and practice management. He also served in the firm's national banking and financial services industry tax practice. Mr. Schumacher holds a Bachelor's degree from The Ohio State University and a Master's degree from Capital University Law and Graduate School and is a Certified Public Accountant in the state of Ohio.

IVAN M. SZEFTEL, executive vice president and president, Retail Credit Services, joined us in May 1998. Before joining us, he served as a director and chief operating officer of Forman Mills, Inc. from November 1996 to February 1998. Prior to that, he served as executive vice president and chief financial officer of Charming Shoppes, Inc. from November 1981 to January 1996. Mr. Szeftel holds Bachelor's and graduate degrees from the University of Cape Town and was certified as a Certified Public Accountant in the commonwealth of Pennsylvania and as a Chartered Accountant in South Africa.

ALAN M. UTAY, executive vice president, general counsel, chief administrative officer and secretary, joined us in September 2001. He is responsible for legal, internal audit, human resources, corporate marketing and communications and corporate administration. Before joining us, he served as a partner at Akin Gump Strauss Hauer & Feld LLP, where he practiced law since October 1990. Mr. Utay holds a Bachelor's degree from the University of Texas and a J.D. from the University of Texas School of Law.

CORPORATE GOVERNANCE

Board of Directors and Committees

We are managed under the direction of our board of directors. Under our bylaws, the size of our board of directors may be between six and twelve. We currently have eight directors, including seven non-employee directors. Assuming the stockholders approve Proposal One: Election of Directors, we will continue to have eight directors, including seven non-employee directors.

Our board of directors is divided into three classes of directors and each class serves a three year term. Our board of directors presently has four regular committees, consisting of the audit committee, the compensation committee, the nominating/corporate governance committee and the executive committee. The charters for each of these committees, as well as our Corporate Governance Guidelines and our Codes of Ethics for our Senior Financial Executives, CEO, Directors and employees, are posted on our web site at http://www.alliancedata.com.

During 2009, the board of directors met ten times, the audit committee met 16 times, the compensation committee met seven times and the nominating/corporate governance committee met four times. Each of our directors attended at least 75% of the meetings of the board of directors and their respective regular committees. It is our policy that the directors who are up for election at the annual meeting attend the annual meeting, and we encourage all other directors to attend the annual meeting if possible. All directors, including those up for re-election at the annual meeting, except Dr. Draper, attended the 2009 annual meeting of stockholders.

Audit Committee

The audit committee currently consists of Lawrence M. Benveniste, D. Keith Cobb and Kenneth R. Jensen. Assuming the stockholders approve Proposal One: Election of Directors, the audit committee will continue to consist of Lawrence M. Benveniste, D. Keith Cobb and Kenneth R. Jensen. Mr. Cobb currently serves as chairman of the audit committee. The primary function of the audit committee is to assist our board of directors in fulfilling its oversight responsibilities by reviewing: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent accountant's qualifications and independence; and (4) the performance of both our internal audit department and the independent accountant. In addition, the audit committee has sole responsibility to: (1) prepare the audit committee report required by the SEC for inclusion in our annual proxy statement; (2) appoint, retain, compensate, evaluate and terminate our independent accountant; (3) approve audit and permissible non-audit services to be performed by our independent accountant; (4) review and approve related party transactions; and (5) establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding any questionable accounting or auditing matters. The audit committee adopted and will periodically review the written charter that specifies the scope of the audit committee's responsibilities. Our audit committee members do not simultaneously serve on the audit committees of more than two other public companies. Also, as discussed under the caption "Risk Oversight Function of the Board of Directors" below, the audit committee has the primary responsibility to evaluate the risk information provided by management and to report to the full board of directors those material strategic, financial, operational and enterprise risks that the audit committee believes appropriate for review by the full board of directors.

The audit committee includes three independent members of our board of directors, as such independence is defined by applicable requirements of the New York Stock Exchange, the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC. As determined by our board of directors, each member of the audit committee is financially literate and two members are audit committee financial experts, as defined by the SEC, with accounting or related financial management expertise as required by the New York Stock Exchange. Each of Mr. Cobb, who currently serves as chairman of the audit committee, and Mr. Jensen is an audit committee financial expert, as defined by the SEC, because he has an understanding of generally accepted accounting principles (GAAP) and financial statements. Each of Mr. Cobb and Mr. Jensen has the ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves. Each has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities. Each of Mr. Cobb and Mr. Jensen has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. Each acquired these attributes through education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions. Each has also had experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements.

Compensation Committee

The compensation committee currently consists of Roger H. Ballou, E. Linn Draper, Jr. and Robert A. Minicucci. Dr. Draper currently serves as chairman of the compensation committee. The compensation committee consists of non-employee directors who are independent as defined by applicable requirements of the New York Stock Exchange, the SEC, and the Internal Revenue Service.

The compensation committee's primary function is to oversee matters relating to compensation and our benefit plans. Specifically, the compensation committee's responsibilities include, among other duties, the responsibility to: (1) annually review the compensation levels of our executive officers; (2) set salaries for our executive officers, and recommend such matters to the board of directors with respect to our chief executive officer; (3) determine target levels of incentive compensation and corresponding performance objectives, and recommend such matters to the board of directors with respect to our chief executive officer; (4) review and approve our compensation philosophy, programs and plans for associates generally; (5) periodically review director compensation practices and recommend to the board of directors appropriate revisions to such practices; (6) administer specific matters with respect to our equity and certain other compensation plans; and (7) review disclosure related to executive and director compensation in our proxy statements and discuss the Compensation Discussion and Analysis annually with management. For a discussion about the compensation committee's risk oversight in our compensation program design, see "Assessment of Risk in Compensation Program Design" contained in Compensation Discussion and Analysis below.

With the assistance of an external executive compensation consultant, target compensation amounts for our executive officers are determined by the compensation committee and, with respect to our chief executive officer, by the board of directors. Typically, our chief executive officer makes compensation recommendations to the compensation committee with respect to our other executive officers. The compensation committee may accept or adjust the chief executive officer's recommendations in its sole discretion and also makes a recommendation regarding the chief executive officer's compensation to the full board of directors. The chief executive officer does not make any recommendations to the compensation committee or to the board of directors relating to performance measures, targets or similar items that affect his own compensation. Moreover, the chief executive officer recuses himself from any discussions of his own compensation during board of directors and compensation committee meetings. Material changes to pay levels for individuals are typically made only upon a significant change in job responsibilities.

With the exception of significant promotions and new hires, the compensation committee sets target total direct compensation for our executive officers immediately prior to the beginning of each year. This timing allows us to consider the performance of the company and each potential recipient in the prior year, as well as expectations for the upcoming year. Performance-based cash incentive compensation and long-term equity incentive compensation are awarded as early as practicable in the year, contingent upon the availability of the prior year's financial results, in order to maximize the time period over which the applicable performance incentives apply. Whenever practicable, our grants of equity-based awards to the executive officers are made on February 21 (or if February 21 falls on a weekend or holiday, the next business day) of each year, or such other pre-determined date following public release of our earnings for the prior year. This is consistent with our practice of granting equity-based awards for new hires, promotions and associates that have joined us as a result of a merger or acquisition on the 21st day of each month (or if the 21st day falls on a weekend or holiday, the next business day). In the event there exists material information that we have not yet disclosed, the compensation committee may delay or defer the grant of any equity-based awards until all disclosures are current.

The compensation committee has the authority to delegate certain of its responsibilities under our compensation and benefits plans. Under our compensation plans, the compensation committee generally may delegate administrative functions to members of management and may delegate other responsibilities under the plans to the extent permitted by applicable law. The compensation committee generally may not delegate (1) responsibilities with regard to participants subject to Section 16 of the Securities Exchange Act of 1934, as amended; (2) the responsibility to certify the satisfaction of applicable performance objectives set under the plans; or (3) responsibilities with regard to the compensation practices of the company.

During 2008, Hewitt Associates, LLC, who served the compensation committee as an external executive compensation consultant, acquired Disability Management Alternatives, LLC. Disability Management Alternatives, LLC is the administrator of our short term disability plan. Due to this acquisition, we paid an aggregate of $658,056 to Hewitt and their affiliates for services rendered in 2009, including $176,669 for executive compensation consulting services, including (1) ongoing support with regard to the latest relevant regulatory, technical, and accounting considerations impacting compensation and benefits programs; (2) assistance with the design of compensation and benefit programs; (3) preparation for and attendance at selected management, committee and board of directors meetings; and (4) other miscellaneous requests that occur throughout the year; and $481,387 for non-executive compensation services, which included solely administration of our short term disability plan.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently composed of Messrs. Ballou, Draper and Minicucci, who are non-employee directors. No member of the compensation committee is or has ever been one of our officers or employees. No interlocking relationship exists between our executive officers or the members of our compensation committee and the board of directors or compensation committee of any other company.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee currently consists of Bruce K. Anderson, Roger H. Ballou and D. Keith Cobb. Mr. Ballou currently serves as chairman of the nominating/corporate governance committee. The primary functions of the nominating/corporate governance committee are to: (1) assist the board of directors by identifying individuals qualified to become board members and to recommend to the board of directors the director nominees for the next annual meeting of stockholders (or to fill vacancies); (2) recommend to the board of directors the director nominees for each committee; (3) develop and recommend to the board of directors a set of corporate governance principles applicable to us and to re-evaluate these principles on an annual basis; and (4) lead the board of directors in its annual review of both the board of directors' performance and the Corporate Governance Guidelines. The nominating/corporate governance committee develops criteria for the selection of directors, including procedures for reviewing potential nominees proposed by stockholders. The nominating/corporate governance committee reviews with the board of directors the desired experience, mix of skills and other qualities to assure appropriate board of directors composition, taking into account the current directors and the specific needs of our company and the board of directors. The nominating/corporate governance committee also reviews and monitors the size and composition of the board of directors and its committees to ensure that the requisite number of directors are "independent directors," "non-employee directors" and "outside directors" within the meaning of any rules and laws applicable to us. The members of the nominating/corporate governance committee are independent as defined by applicable requirements of the New York Stock Exchange and rules and regulations of the SEC.

How does the board of directors identify candidates for nomination to the board of directors?

The nominating/corporate governance committee identifies nominees by first evaluating the current members of our board of directors willing to continue in service. Current members of our board of directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of our board of directors with that of obtaining a new perspective. The nominating/corporate governance committee has two primary methods, other than those proposed by our stockholders, as discussed below, for identifying new candidates for possible inclusion in our recommended slate of director nominees. First, on a periodic basis, the nominating/corporate governance committee solicits ideas for possible candidates from a number of sources — members of our board of directors, our senior level executives, individuals personally known to the members of the board of directors, and research, including database or Internet searches.

Second, the nominating/corporate governance committee may from time to time use its authority under its charter to retain, at our expense, one or more third-party search firms to identify candidates. If the nominating/corporate governance committee retains one or more search firms, they may be asked to identify possible candidates who meet the minimum and desired qualifications, to interview and screen such candidates (including conducting appropriate background and reference checks), to act as a liaison among the board of directors, the nominating/corporate governance committee and each candidate during the screening and evaluation process, and thereafter to be available for consultation as needed by the nominating/corporate governance committee.

In addition to the methods described above, any of our stockholders entitled to vote for the election of directors may nominate one or more persons for election to our board of directors at an annual meeting of stockholders if the stockholder complies with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. Such nominations must be made by notice in writing, delivered or mailed by first class U.S. mail, postage prepaid, to our Corporate Secretary not less than 14 days nor more than 50 days prior to any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed above, to our Corporate Secretary not later than the close of the seventh day following the day on which notice of the meeting was mailed to stockholders. Such nominations will not be included in the proxy statement and form of proxy distributed by the board of directors. Each such notice must set forth: (1) the name and address of the nominating stockholder; (2) the name, age, business address and, if known, residence address of each nominee proposed in such notice; (3) the principal occupation or employment of each such nominee; (4) the number of shares of our common stock that are beneficially owned by each such nominee; (5) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the SEC promulgated under the Securities Exchange Act of 1934, as amended; (6) the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected; and (7) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder. Nominations should be addressed to: Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252 (or, after October 1, 2010, to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024).

How does the board of directors evaluate candidates for nomination to the board of directors?

The nominating/corporate governance committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. Once the nominating/corporate governance committee has identified a candidate, the nominating/corporate governance committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on information provided to the nominating/corporate governance committee with the recommendation of the candidate, as well as the nominating/corporate governance committee's own knowledge of the candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional board members to fill vacancies or expand the size of the board of directors and the likelihood that the candidate can satisfy the minimum and desired qualifications set forth in the Corporate Governance Guidelines, as posted on our web site at http://www.alliancedata.com, as well as the applicable qualification requirements of the New York Stock Exchange and the SEC. There are no firm prerequisites to qualify as a candidate for our board of directors, but we seek a diverse group of candidates who possess the background, knowledge, experience, skill sets, and expertise that would strengthen and increase the diversity of the board of directors. We seek director candidates with time to make a significant contribution to the board of directors, to our company, and to our stockholders. Each member of our board of directors is expected to ensure that other existing and planned future commitments do not materially interfere with his or her service as a director. Directors are expected to attend meetings of the board of directors and the board committees on which they serve and to spend the time needed to prepare for meetings. If the nominating/corporate governance committee determines, in consultation with the chairman of the board of directors and other board members as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the candidate's background and experience and to report its findings to the nominating/corporate governance committee.

The nominating/corporate governance committee also considers such other relevant factors as it deems appropriate, including the current composition of the board of directors, the balance of management and independent directors and the need for audit committee expertise. In connection with this evaluation, the nominating/corporate governance committee determines whether to interview the candidate, and if warranted, one or more members of the nominating/corporate governance committee, and others as appropriate, will interview candidates in person or by telephone. After completing this evaluation and interview, and the evaluations of other candidates, the nominating/corporate governance committee makes a recommendation to the full board of directors as to the persons who should be nominated by the board of directors, and the board of directors determines the nominees to be recommended to our stockholders after considering the recommendation and report of the nominating/corporate governance committee.

The nominating/corporate governance committee evaluated and recommended to our full board of directors, and our board of directors approved, the director nominees submitted for re-election at the 2010 annual meeting of our stockholders. The nominating/corporate governance committee and the board determined that each nominee brings a strong and unique background and set of skills to our board of directors, enhancing, as a whole, our board of directors' competence and experience in a variety of areas, including executive management and board service, internal controls and corporate governance, an understanding of industries in which we operate, as well as accounting, finance, risk assessment and management. Specifically, in nominating our three class I directors for re-election at the 2010 annual meeting of our stockholders, the nominating/corporate governance committee and our board of directors considered such directors' past service on our board of directors and its committees and the information discussed in each of such directors' individual biographies set forth above. Our board of directors unanimously recommends that our stockholders vote in favor of each of these director nominees.

Executive Committee

The executive committee currently consists of Roger H. Ballou, Edward J. Heffernan, Kenneth R. Jensen and Robert A. Minicucci. The executive committee has the authority to approve acquisitions, divestitures, capital expenditures and leases that were not included in the budget approved by the board of directors, with a total cost of up to $10 million, provided that prior notice of all acquisitions is given to the full board of directors. The executive committee did not meet during 2009.

Executive Session

We regularly conclude our board of directors' meetings with executive sessions. First, the chief executive officer leads the board of directors in a director-only executive session. After the chief executive officer leaves the meeting, Mr. Minicucci, the chairman of the board, then leads the non-management members of the board of directors in an executive session. Each committee meeting also concludes with an executive session.

Board of Directors Leadership Structure

Since shortly after our inception in 1996, our leadership structure has been headed by J. Michael Parks as both chairman of the board and chief executive officer. On March 1, 2009, our board of directors implemented a leadership succession plan. On December 10, 2009, the board of directors and J. Michael Parks agreed that the leadership succession plan was complete and Mr. Parks stepped down as executive chairman of the board of directors. Consistent with best practices for corporate governance, the board of directors then amended our bylaws, effective as of December 10, 2009, to allow for a non-executive chairman of the board as elected from among the directors. On December 10, 2009, the board elected Mr. Robert A. Minicucci to serve as non-executive chairman of the board. Mr. Minicucci has been a board member since our inception and had served in the lead director capacity since 2002. We believe this leadership structure permits the chairman of the board to focus on the long-term strategic direction of the company while permitting the chief executive officer to concentrate on day-to-day operational and management concerns.

Risk Oversight Function of the Board of Directors

Management is responsible for the day-to-day handling of risks our company faces, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. Our board of directors did not opt to form a separate, independent risk committee of the board based on the belief that the topic of risk should be managed by the full board of directors, but rather delegated to the audit committee the primary responsibility to evaluate the risk information provided by management and to report to the full board of directors those material strategic, financial, operational and enterprise risks appropriate for escalation to the board of directors. Our risk management department works on a continuous basis with the business leaders in each segment and corporate support group to identify, measure, monitor and analyze the various risks presented, and then provides a quarterly risk report to our enterprise compliance council. The enterprise compliance council, comprised of cross-functional and cross-geographic senior leaders, acts as a filter to deliver to the audit committee the enterprise-wide summary risk information and analysis compiled by our risk management department, as reviewed and validated by the enterprise compliance council. The enterprise compliance council considers interrelated risks, identifies emerging themes across the enterprise and also highlights those critical risks that may be appropriate for deeper review by the board of directors, based on a combination of the likelihood of occurrence of the risk, the potential impact of the risk, the presence of mitigating controls and the volatility of the risk. This process creates, in essence, an ongoing risk dialogue between the board of directors and management with the enterprise compliance council as the conduit. For a discussion about risk oversight in our compensation program design, see "Assessment of Risk in Compensation Program Design" contained in Compensation Discussion and Analysis below.

Communications with the Board of Directors

The board of directors provides a process for stockholders and interested parties to send communications to the board of directors or any individual director. Stockholders and interested parties may forward communications to the board of directors or any individual director through the Corporate Secretary. Communications should be addressed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252 (or, after October 1, 2010, to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024). All communications will be compiled by the office of the Corporate Secretary and submitted to the board of directors or the individual directors on a periodic basis. Stockholders and interested parties may also submit questions or comments, on an anonymous basis if desired, to the board of directors through our Ethics and Compliance Hotline at (877) 217-6218. Concerns relating to accounting, internal control over financial reporting or auditing matters will be brought to the attention of the audit committee and handled in accordance with our procedures with respect to such matters. We welcome and encourage stockholder communication with the board of directors.

Director Independence

We have adopted general standards for determination of director independence. For a director to be deemed independent, the board of directors must affirmatively determine that the director has no material relationship with us or our affiliates or any member of our senior management or his or her affiliates. This determination is disclosed in the proxy statement for each annual meeting of our stockholders. In making this determination, the board of directors applies the following standards:

- A director who is an employee, or whose immediate family member is an executive officer, of our company may not be deemed independent until three years after the end of such employment relationship. Employment as an interim chairman or chief executive officer or other executive officer will not disqualify a director from being considered independent following that employment.
- A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from our company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), may not be deemed independent until three years after he or she ceases to receive more than $120,000 in compensation. Compensation received by a director for former service as an interim chairman, chief executive officer or other executive officer and compensation received by an immediate family member for service as a non-executive employee for us will not be considered in determining independence under this test.
- A director: (1) who is a current partner, or whose immediate family member is a current partner, of a firm that is our company's internal or external auditor; (2) who is a current employee of such a firm; (3) who has an immediate family member who is a current employee of such a firm and who personally works on our company's audit; or (4) who was, or whose immediate family member was, a partner or employee of such firm and personally worked on our company's audit may not be deemed independent until three years after the end of the affiliation or the employment or auditing relationship.
- A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our current executive officers serve on that company's compensation committee may not be deemed independent until three years after the end of such service or the employment relationship.
- A director who is an executive officer, general partner or employee, or whose immediate family member is an executive officer or general partner, of an entity that makes payments to, or receives payments from, us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other entity's consolidated gross revenues, may not be deemed independent until three years after falling below that threshold.
- For relationships not covered by the guidelines above, the determination of whether the relationship is material and, therefore, whether the director would be independent, is made by the board of directors. The board of directors annually reviews the independence of its non-employee directors. Directors have an affirmative obligation to inform the board of directors of any material changes in their circumstances or relationships that may impact their designation as "independent."

The board of directors undertook a review of director independence and considered transactions and relationships between each of the nominees (including their immediate family members) and directors (including their immediate family members), and us (including our subsidiaries and our senior management). Specifically, the board of directors considered our relationship with Mr. Ballou, the Chief Executive Officer of CDI Corporation, an affiliate of which has provided temporary staffing services to us. The amount of these transactions was immaterial to both parties, and no personal benefit was conveyed to Mr. Ballou as a result of the transactions. As a result of this review, the board of directors affirmatively determined that, as of the record date for the 2010 annual meeting, none of Messrs. Anderson, Ballou, Benveniste, Cobb, Draper, Jensen or Minicucci has a material relationship with us and, therefore, each is independent as defined by the rules and regulations of the SEC, the listing standards of the New York Stock Exchange and Internal Revenue Code Section 162(m).

Code of Ethics

We have adopted codes of ethics that apply to our chief executive officer, chief financial officer, financial executives, board of directors and employees. The Alliance Data Systems Code of Ethics for Senior Financial Executives and CEO, the Code of Ethics for members of the board of directors and the Code of Ethics for employees are posted on our web site, found at http://www.alliancedata.com (we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of this code of ethics, if any, by posting such information on our web site).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transaction Policy

It is our policy not to enter into any "related party transaction" unless the audit committee approves such transaction in accordance with our written related party transaction policy, or the transaction is approved by a majority of disinterested directors of the company. The board of directors has determined that the audit committee is best suited to review and approve related party transactions, although the board of directors may instead determine that a particular related party transaction be reviewed and approved by a majority of disinterested directors. The audit committee annually reviews and assesses the adequacy of the related party transaction policy and recommends any appropriate changes to the board of directors.

No member of the audit committee shall participate in the review or approval of any related party transaction with respect to which such member is a related party. In reviewing and approving any related party transaction, the audit committee shall:

- satisfy itself that it has been fully informed as to the material facts of the related party's relationship and interest and as to the material facts of the proposed related party transaction; and
- determine that the related party transaction is fair to the company.

For these purposes, a related party is: (1) any person who is, or at any time since the beginning of the company's current fiscal year was, an "executive officer" of the company (as defined in Rule 405 promulgated under the Securities Act of 1933 and Rule 3b-7 promulgated under the Securities Exchange Act of 1934); (2) any person who is, or at any time since the beginning of the company's current fiscal year was, a director of the company or a nominee for director of the company; (3) a person (including an entity or group) known to the company to be the beneficial owner of more than 5% of any class of the company's voting securities; (4) an individual who is an "immediate family member" (including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law) of a person listed in 1, 2, or 3 above; (5) an entity that is, directly or indirectly, owned or controlled by a person listed in 1, 2, 3, or 4 above; (6) an entity in which a person listed in 1, 2, 3 or 4 above serves as an executive officer or principal or in a similar position, or in the case of a partnership, serves as a general partner or holds any position other than that of a limited partner; (7) an entity in which a person listed in 1, 2, 3 or 4 above, together with all other persons specified in 1, 2, 3 and 4 above, owns 10% or more of the equity interest, or in the case of a partnership, 10% or more of the partnership interest; or (8) an entity at which a person listed in 1, 2, 3 or 4 above is employed if (a) the person is directly involved in the negotiation of the related party transaction or will have or share primary responsibility at such entity for the performance of the related party transaction, or (b) the person's compensation from the entity is directly tied to the related party transaction.

A related party transaction includes any transaction (including any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness)), or series of related transactions, or any material amendment to any such transaction, involving a related party and in which the company or any of its subsidiaries is a participant, other than: (1) a transaction involving compensation of directors (the procedures for the review and approval of such transactions have been set forth in the charter of the compensation committee of the board of directors); (2) a transaction involving compensation of an executive officer or involving an employment agreement, severance arrangement, change in control provision or agreement or special supplemental benefit of an executive officer (the procedures for the review and approval of such transactions have been set forth in the charter of the compensation committee of the board of directors); (3) a transaction with a related party involving less than $120,000; (4) a transaction in which the interest of the related party arises solely from the ownership of a class of the company's equity securities and all holders of that class receive the same benefit on a pro rata basis; (5) a transaction in which the rates or charges involved therein are determined by competitive bids, or a transaction that involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or (6) a transaction that involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

At each audit committee meeting, management shall recommend any related party transactions, if applicable, to be entered into by the company. After review, the audit committee shall approve or disapprove such transactions and at each subsequently scheduled meeting, management shall update the audit committee as to any material change to those approved transactions. The audit committee shall establish such guidelines as it determines are necessary or appropriate for management to follow in its dealings with related parties in related party transactions.

All related party transactions of which management is aware are required to be disclosed to the audit committee. If management becomes aware of a proposed related party transaction or an existing related party transaction that has not been pre-approved by the audit committee, management is required to promptly notify the chairman of the audit committee and such transactions shall be submitted to the audit committee for their review, consideration and determination of whether to approve or ratify, as applicable, such transaction if the audit committee determines it is fair to the company. If management, in consultation with the company's chief executive officer or chief financial officer, determines that it is not practicable to wait until the next audit committee meeting, the chairman of the audit committee has the delegated authority during the period between audit committee meetings, to review, consider and determine whether any such transaction is fair to the company and whether the transaction should be approved, or ratified, as the case may be. The chairman of the audit committee shall report to the audit committee any transactions reviewed by him or her pursuant to this delegated authority at the next audit committee meeting.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

This report has been furnished by the current members of the compensation committee.

E. Linn Draper, Jr., Chair
Roger H. Ballou
Robert A. Minicucci

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We consider our total compensation package integral to our ability to grow and improve our business. By design, we have tailored, with the guidance of external compensation consultants, a mix of compensation elements unique to our business. Our total program, assuming sustained above industry-average performance, is designed to reward executive officers at competitive levels. However, the total program is also structured to significantly reduce rewards for performance below expectations. The compensation committee believes that this design will attract, retain, and motivate executive officers with the quality and profile required to successfully lead the company in our highly competitive and evolving industries. The compensation committee further believes that that this design does not create risks that are reasonably likely to have a material adverse effect on Alliance Data as discussed in more detail below.

Executive Officers

Our compensation committee, and with respect to the chief executive officer, the board of directors, annually approves compensation for our executive committee of management, which includes Edward J. Heffernan, Charles L. Horn, Bryan J. Kennedy, Bryan A. Pearson, Ivan M. Szeftel and Alan M. Utay. In determining appropriate compensation for these executive officers, the compensation committee uses the philosophies and methodologies described in this Compensation Discussion and Analysis.

Objectives of Compensation

The objectives of our compensation program are to retain our executive officers, to reward our executive officers for meeting our growth and profitability objectives and to align the interests of our executive officers with those of our stockholders. The total direct compensation in 2009 for our executive officers was a combination of three components:

- base salary;
- annual performance-based cash incentive compensation; and
- periodic (typically annual) awards of long-term equity incentive compensation, which may be subject to either performance-based or time-based vesting provisions or both.

We use each component of compensation to satisfy one or more of our compensation objectives. The compensation committee places a significant portion of the overall target compensation for our executive officers "at risk" in the form of performance-based cash incentive compensation and long-term equity incentive compensation, without encouraging excessive or unnecessary risk taking. According to the survey results provided by our external executive compensation consultant, we generally target a greater percentage of executive compensation "at risk" than the average among the surveyed companies.

Retention

We believe that continuity in our executive leadership is critical to our long-term success. To encourage executive retention and foster a focus on long-term results, portions of the equity-based compensation granted to our executive officers are subject to multi-year vesting schedules. In addition, the compensation committee has occasionally granted special retention awards designed to encourage retention of our executive officers. Further details of these compensation practices are included below under the caption "Elements of Compensation."

Pay for Performance

Historically, we have tracked metrics such as revenue growth, EBITDA growth and cash earnings per share, or EPS, growth. The compensation committee selects target performance measures for performance-based cash incentive compensation and long-term equity incentive compensation that it believes are integral to achievement of these and other growth and profitability objectives, such as cash EPS, annual revenue, operating cash flow and associate engagement. Performance-based cash incentive compensation and performance-based long-term equity incentive compensation generally pay out or vest only upon achievement of a threshold performance target. Further details of these compensation practices are included below under the caption "Elements of Compensation" and definitions of operating cash flow and cash EPS for 2009 are included below under the caption "Non-GAAP Performance Measures for 2009."

Assessment of Risk in Compensation Program Design

In connection with fulfilling its responsibilities, the compensation committee reviewed the design of our compensation program for both our executive officers and other officers and key contributors who receive performance-based cash incentive compensation and performance-based long-term equity incentive compensation and assessed the potential for our compensation program to encourage excessive risk taking. The compensation committee considered the following characteristics of our compensation program, among others, to not encourage excessive or unnecessary risk taking: (1) a balance of both short- and long-term performance-based incentive compensation; (2) a balance within equity incentive compensation of both time-based restricted stock units and performance-based restricted stock units, some of which may also be subject to further time-based vesting restrictions; (3) the use of multiple performance metrics in incentive compensation, including the use of both corporate and segment-specific performance measures; (4) definition of performance metrics at the beginning of the performance period; (5) inclusion of maximum payout limitations under both our Executive Annual Incentive Plan and our 2005 Long Term Incentive Plan; (6) stock ownership guidelines applicable to all executives at the vice president level and higher that were implemented in 2006 and are monitored annually for compliance; (7) standardized equity grant procedures; (8) ability of the compensation committee to apply negative discretion in determining the payouts for incentive compensation; and (9) clawback provisions contained in various executive compensation plans and agreements. As a result, the compensation committee believes that the design of our compensation program provides multiple, effective safeguards against and does not promote unnecessary or excessive risk taking that is reasonably likely to have a material adverse effect on Alliance Data.

Alignment with Stockholders

We believe that our executive officers should maintain at least a minimum position in our common stock so that their interests are aligned with those of our stockholders. Under our stock ownership guidelines, we require our chief executive officer to maintain an investment position in our common stock equal to five times his base salary, and we require our chief financial officer and each of our other executive officers to maintain an investment position in our common stock equal to three times their base salary. Generally, these investment positions must have been met by December 31, 2006, or within five years from the January 1st following the time an executive officer first becomes subject to the stock ownership guidelines. The following table shows the stock ownership levels at April 9, 2010 of our chief executive officer, chief financial officer and three other most highly compensated executive officers as of December 31, 2009:

Name[(1)]	Title	Stock Ownership Position[(2)]
Edward J. Heffernan	President and Chief Executive Officer	7 times base salary
Charles L. Horn	Executive Vice President and Chief Financial Officer	0 times base salary
Bryan J. Kennedy	Executive Vice President and President, Epsilon	6 times base salary
Bryan A. Pearson	Executive Vice President and President, LoyaltyOne	8 times base salary
Ivan M. Szeftel	Executive Vice President and President, Retail Credit Services	15 times base salary

(1) On March 1, 2009, our board of directors implemented a leadership succession plan. On December 10, 2009, the board of directors and J. Michael Parks agreed that the leadership succession plan was complete, Mr. Parks stepped down as executive chairman of the board of

directors, and the board elected Robert A. Minicucci to serve as non-executive chairman of the board. As the final step of the leadership succession plan, on April 2, 2010, Mr. Parks resigned from the board of directors. On December 7, 2009, Charles L. Horn joined us as executive vice president and chief financial officer. Effective February 2010, the board of directors appointed Laura Santillan as senior vice president and chief accounting officer, and approved the separation of Michael D. Kubic who, until then, served as our senior vice president, corporate controller and chief accounting officer and who also served as our interim chief financial officer from March 1, 2009 until December 7, 2009. Therefore, Messrs. Parks and Kubic are not included in the table above.

(2) The share price used for ownership calculations is calibrated periodically under our stock ownership guidelines. The twelve-month average fair market value of our common stock as of December 31, 2009, the last date on which we calibrated the stock price used to determine the retained value required by the stock ownership guidelines, was $48.43 and is the basis for the stock ownership positions shown in this table.

Competitive Considerations

In determining appropriate levels of compensation, the compensation committee considers the competitive market for talent and compensation levels provided by comparable companies to minimize significant differences that could negatively impact our ability to attract and retain exceptional executive officers. The compensation committee, with the assistance of an external executive compensation consultant, Meridian Compensation Partners, LLC (formerly Hewitt Associates, LLC), generally reviews the compensation practices at proxy peer companies with whom we compete for business and talent, and general industry companies of comparable size. This approach provides us with a balanced perspective, reflecting industry, performance and company size considerations as they affect executive pay. For 2009, the companies comprising the proxy peer group included:

- Acxiom Corporation
- Convergys Corporation
- Discover Financial Services
- DST Systems, Inc.
- Equifax Incorporated
- Fidelity National Information Services, Inc.
- First Data Corporation
- Fiserv, Inc.
- Global Payments Inc.
- Harte-Hanks, Inc.
- MasterCard Incorporated
- Total System Services, Inc.
- Visa Incorporated
- The Western Union Company

Our annual revenues are slightly below the median for this proxy peer group and our market capitalization is slightly above, and our three year total stockholder return falls at or near the highest level in the proxy peer group. For purposes of comparing the survey compensation data to our own compensation levels, regression analysis is used to adjust the survey compensation data for differences in revenue. This adjusted value is used as the basis of comparison of compensation between our company and the companies in the proxy peer group.

Generally, the compensation committee targets each component of compensation at a certain percentile of those companies surveyed. For our executive officers, each of base salary; total cash compensation, which includes base salary and target performance-based cash incentive compensation; and total direct compensation, which includes base salary, target performance-based cash incentive compensation and target long-term equity incentive compensation, approximates the third quartile. We believe compensation at this target level, vis-à-vis the companies surveyed, is appropriate given our record of performing above the average for our peer group; actual performance above or below each of the established targets results in actual compensation that is higher or lower than the target quartile. The compensation committee also considers factors such as company performance, individual performance, the expected future contributions, prior compensation and retention risk for each executive officer.

Elements of Compensation

Base Salary

While a large portion of our NEOs and other executive officers' compensation is contingent upon meeting specified performance targets, we pay our executive officers a base salary as fixed compensation for their time, efforts and commitments throughout the year. To aid in attracting and retaining qualified executive officers, the compensation committee seeks to keep base salary competitive. In determining the appropriate base salary, the compensation committee also considers, among other factors, the nature and responsibility of the position and, to the extent available, salary norms for persons in comparable positions at comparable companies; the expertise of the individual; and the competitiveness in the market for the executive officer's services. In 2009, the base salary for our NEOs and other executive officers was targeted at the third quartile of surveyed companies, as described above. Effective March 1, 2009, Mr. Heffernan's base salary was increased upon his promotion to president and chief executive officer to $750,000, an amount which is below the third quartile for this position.

Annual Performance-Based Cash Incentive Compensation

Performance-based cash incentive compensation is paid to our NEOs and other executive officers pursuant to the Executive Annual Incentive Plan, which our board of directors adopted on March 31, 2005 and our stockholders approved on June 7, 2005. The purpose of performance-based cash incentive compensation is to provide an incentive to our NEOs and other executive officers to contribute to our annual growth and profitability objectives, to retain such executive officers and, where possible, to qualify for tax deductibility under Section 162(m) of the Internal Revenue Code. The Executive Annual Incentive Plan focuses on matching rewards with results and encourages executive officers to make significant contributions toward our financial results by providing a basic reward for reaching minimum expectations, plus an upside for reaching our aspirational goals.

Terms of Awards

Typically, base salary plus target performance-based non-equity incentive compensation, or total cash compensation, for our NEOs and other executive officers is targeted at the third quartile of surveyed companies, as described above. Each NEO and other executive officer has a target payout amount that approximates a percentage of his annualized base salary. Guided by our annual growth and profitability objectives, the payout of performance-based non-equity incentive plan compensation for our NEOs and other executive officers is generally contingent upon meeting line of business specific and/or corporate targets, which in 2009 were based on operating cash flow and cash EPS.

The company's reported cash EPS was $5.16 for 2009, which would have resulted in a full payment of non-equity incentive plan compensation tied to that metric; however, the compensation committee exercised its discretion to reduce the incentive payout amounts attributable to the reported cash EPS performance, as well as the incentive payouts attributable to corporate operating cash flow, retail services revenue and retail services operating cash flow metrics for executive compensation purposes. The incentive payout reductions, which the compensation committee determined were appropriate given the financial performance of the retail credit services segment in 2009, reduced non-equity incentive plan compensation payouts for the 2009 performance year as set forth in the tables below. Similar downward discretion was applied with regard to equity compensation as discussed below under the caption "Long-Term Equity Incentive Compensation."

The following tables set forth the individual calculations for the non-equity incentive plan compensation payouts for the 2009 performance year for each of our NEOs. The non-equity incentive plan compensation for each of Edward J. Heffernan and J. Michael Parks was based on the corporate performance targets and weightings set forth in the first table below; Ivan M. Szeftel's non-equity incentive plan compensation was based on a combination of corporate and retail services performance targets and weightings set forth in the second table below; Bryan J. Kennedy's non-equity incentive plan compensation was based on a combination of corporate and Epsilon marketing services performance targets and weightings set forth in the third table below; Bryan A. Pearson's non-equity incentive plan compensation was based on a combination of corporate and loyalty services performance targets and weightings set forth in the fourth table below; and Michael D. Kubic's non-equity incentive plan compensation was based on the non-executive committee corporate performance targets and weightings set forth in the fifth table below. Charles L. Horn was not eligible for non-equity incentive plan compensation in 2009. For each performance target, payout is determined on a fixed scale, ranging from 25% payout when a minimum 80% of the target is met, 100% payout when 100% of the target is met and a maximum 200% payout when the target is exceeded by 120% or more for the operating cash flow metric and ranging from 50% payout when a minimum 86% of the target is met, 100% payout when 100% of the target is met and a maximum 200% payout when the target is exceeded by 120% or more for the cash EPS metric. Establishing a maximum payout amount under our non-equity incentive plan helps deter excessive risk taking, while having a minimum payout amount that can be earned at a defined performance threshold encourages goal attainment. No payout is made for performance below the minimum threshold.

2009 Corporate Performance for the Non-Equity Incentive Plan

Components	Target Performance	Weighting	Performance	Achievement Level	Payout Level	Weighted Payout Level
Corporate Operating Cash Flow	$604,000,000	50%	$575,500,000	95.3%	83.8%	41.90%
Corporate Cash EPS	$ 5.15	50%	$ 5.08	98.5%	96.4%	48.20%
Total:		100%				90.10%

2009 Retail Services Performance for the Non-Equity Incentive Plan

Components	Target Performance	Weighting	Performance	Achievement Level	Payout Level	Weighted Payout Level
Corporate Cash EPS	$ 5.15	20%	$ 5.08	98.5%	96.4%	19.28%
Retail Services Revenue	$780,000,000	20%	$699,300,000	89.6%	63.5%	12.70%
Retail Services Operating Cash Flow	$340,000,000	60%	$294,500,000	86.6%	51.5%	30.90%
Total:		100%				62.88%


Proxy

2009 Epsilon Marketing Services Performance for the Non-Equity Incentive Plan

Components	Target Performance	Weighting	Performance	Achievement Level	Payout Level	Weighted Payout Level
Corporate Cash EPS	$ 5.15	30%	$ 5.08	98.5%	96.4%	28.92%
Epsilon Marketing Services Revenue	$540,000,000	20%	$514,300,000	95.2%	83.2%	16.64%
Epsilon Marketing Services Operating Cash Flow	$113,000,000	50%	$109,700,000	97.0%	89.5%	44.75%
Total:		100%				90.31%

2009 Loyalty Services Performance for the Non-Equity Incentive Plan

Components	Target Performance	Weighting	Performance	Achievement Level	Payout Level	Weighted Payout Level
Corporate Cash EPS	$ 5.15	20%	$ 5.08	98.5%	96.4%	19.28%
Loyalty Services Revenue	C$856,000,000	20%	C$782,900,000	91.4%	70.1%	14.02%
Loyalty Services Operating Cash Flow	C$174,000,000	60%	C$178,900,000	103.0%	115.0%	69.00%
Total:		100%				102.30%

2009 Performance for the Non-Equity Incentive Plan for Corporate Non-Executive Committee Participants

Components	Target Performance	Weighting	Performance	Achievement Level	Payout Level	Weighted Payout Level
Corporate Operating Cash Flow	$604,000,000	100%	$582,500,000	96.4%	87.5%(1)	87.50%
Total:		100%				87.50%

(1) An individual performance factor is applied to half of the incentive compensation calculation for each non-executive committee participant in the non-equity incentive plan and thus the payout level for other participants will differ from this amount.

The target non-equity incentive plan compensation for each of Edward J. Heffernan, Bryan J. Kennedy, Michael D. Kubic, J. Michael Parks, Bryan A. Pearson and Ivan M. Szeftel is set forth in the first column of the following table and represents approximately 125%, 100%, 50%, 125%, 100% and 126% of their respective base salaries. The actual non-equity incentive plan payouts, prior to the exercise of discretion to increase or decrease such payouts by the chief executive officer or board of directors, are set forth in the final column of the following table.

	Target Non-Equity Incentive Plan Compensation	Weighted Payout	Actual Non-Equity Incentive Plan Compensation
Edward J. Heffernan	$ 937,500	90.10%	$ 844,688
Bryan J. Kennedy	$ 370,500	90.31%	$ 334,599
Michael D. Kubic	$ 150,000	87.50%	$ 131,250
J. Michael Parks	$1,111,500	90.10%	$1,001,462
Bryan A. Pearson[(1)]	$ 468,000	102.30%	$ 478,764
Ivan M. Szeftel	$ 622,440	62.88%	$ 391,390

(1) Amounts for Mr. Pearson are shown in Canadian Dollars; in the Summary Compensation Table, this amount was converted to US Dollars using the prevailing exchange rate as of the last business day of 2009 of 0.9506 US Dollars per Canadian Dollar.

The compensation committee feels that operating cash flow and cash EPS performance measures are integral to achievement of our long-term growth and profitability objectives. However, when making awards, the compensation committee has discretion to select from numerous performance measures and may employ those performance measures it deems most appropriate for a given year. The selected performance measures may differ from year to year, and may also include any of the following: revenue, annual return on capital, net earnings, annual earnings per share, annual cash flow provided by operations, funds from operations, funds from operations per share, operating income, before or after tax income, cash available for distribution, cash available for distribution per share, return on equity, return on assets, share price performance, improvements in our attainment of expense levels, implementation or completion of critical projects, improvement in cash flow or (before or after tax) earnings and attainment of strategic business criteria or total shareholder return.

We set applicable operating cash flow and cash EPS targets at relatively high levels with respect to our past performance. While performance targets have frequently been achieved, we are a young company with historically high rates of growth. As we encounter a recessionary economy and continue to challenge our lines of business to grow and expand our client base, these performance targets have become increasingly challenging for our executive officers to obtain and will continue to encourage sustained above industry-average growth. Additional details about the Executive Annual Incentive Plan are included below under the caption "Plans or Agreements Governing Certain Elements of Executive Compensation."

In addition, each year a maximum allowable payout of 110% of each executive officer's annual incentive target, expressed as a percentage of the executive officer's base salary, is established. Our chief executive officer has the discretion, as authorized by the compensation committee, to adjust each payout of performance-based non-equity incentive compensation, within the maximum allowable, up or down by up to 10%; however, the chief executive officer does not have the authority to make any such adjustments to his own payout amount. The board of directors has the discretion to adjust his payout of performance-based non-equity incentive compensation, within the maximum allowable, up or down by up to 10%. In determining whether and to what extent to make such adjustments, the chief executive officer or the board of directors, as applicable, typically considers the value provided by the relevant executive officer, as demonstrated by the challenges addressed and particular expertise required of such executive officer during the fiscal year. Mr. Heffernan, in his sole discretion, deemed his exercise of this authority to adjust the non-equity incentive compensation of each of Messrs. Kennedy and Pearson for 2009 upwards by 10% and 6%, respectively, appropriate in light of our fiscal year 2009 performance that included a return to growth in revenue, adjusted EBITDA, income from continuing operations, income from continuing operations per diluted share and cash earnings per diluted share despite the continuing crises in the financial markets and the general economy in both the United States and globally throughout 2009.

More specifically, Mr. Kennedy led the Epsilon marketing services segment to the strongest quarter in its history in the fourth quarter of 2009, including the signing or renewal of several key Epsilon clients. Following this adjustment, Mr. Kennedy requested and the compensation committee approved an approximate 9.8% reduction ($36,125) to his non-equity incentive compensation so that he would not benefit from certain cost cutting measures undertaken at Epsilon during the fiscal year. Mr. Pearson also led the loyalty services segment to a strong rebound quarter in 2009 and in their international expansion through an investment in a Brazilian loyalty coalition. The board of directors also exercised its authority to round the non-equity incentive compensation of Mr. Heffernan for 2009 upwards from $844,688 to $850,000 in light of our performance as described above and the contributions of Mr. Heffernan in his new role as president and chief executive officer of the company.

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards to encourage retention and foster a focus on long-term results, as well as to align the interests of our executive officers with those of our stockholders. In granting these awards, the compensation committee may establish such restrictions, performance measures and targets as it deems appropriate. Generally, awards of long-term equity incentive compensation pay out only upon attainment of a threshold level of pre-determined performance targets, such as cash EPS, revenue, operating cash flow or EBITDA growth, or continued employment of an executive officer.

Typically, total direct compensation, which includes base salary, target performance-based cash incentive compensation and target long-term equity incentive compensation, for our NEOs and other executive officers is targeted at the third quartile of surveyed companies, as described above. In determining the size of long-term equity incentive awards, the compensation committee generally also considers, among other factors, the value of total direct compensation for comparable positions in comparable companies, company and individual performance against strategic plans, the number and value of stock options and restricted stock or restricted stock unit awards previously granted, the allocation of overall equity awards attributed to our executive officers relative to all equity awards and the relative proportion of long-term incentives within the total direct compensation mix.

We currently grant long-term equity incentive compensation to the executive officers pursuant to our 2005 Long Term Incentive Plan and have granted long-term equity incentive compensation that remains outstanding under our prior equity plans, both the 2003 Long Term Incentive Plan and the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan. Each of the three plans permit the board of directors to delegate all or a portion of its authority under the plan to the compensation committee, and the board of directors has done so except for purposes of awards to the chief executive officer.

Terms of Awards

After taking into consideration the market trend away from options in favor of full value shares and reviewing the long-term incentive practices of our comparator groups, we believe that an equity mix of performance-based restricted stock units and time-based restricted stock units provides a conservative and balanced approach. The portion granted in time-based restricted stock units is intended to provide not only some stability in our equity program and increase retention, but also to promote wealth accumulation by ensuring direct alignment with stockholders through our executives' stock holdings. The portion granted in performance-based restricted stock units, whose vesting criteria are tied to selected components of our financial performance, is intended to focus and incentivize our executives to deliver exceptional performance. Performance-based restricted stock unit grants may be subject to both performance criteria and time-based restrictions to vest. With very limited exceptions, the executive officer must be employed by us at the time of vesting to receive the award.

The average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant is utilized as the basis for determining the specific number of either time-based or performance-based restricted stock or restricted stock unit awards. We granted restricted stock awards under our equity plans through February 2006 and have granted exclusively restricted stock unit awards since that time, and we do not anticipate granting restricted stock awards in the future.

Awards granted during 2008

In 2008, due to the termination of the proposed transaction with affiliates of the Blackstone Group, our board of directors did not determine long-term equity incentive compensation for our NEOs and other executive officers until April 23, 2008. During the pendency of that transaction, a private-equity model compensation plan, including equity participation over a three-year horizon, had been designed and presented to our key managers, including our NEOs. Based on the expectations set by the private-equity model and with the assistance of our external executive compensation consultant, we sought to replicate some of the key features of that model, including to the extent practicable the target award amounts, within the parameters of our 2005 Long Term Incentive Plan and our long-term financial plan as a public company. In accordance with these guidelines, our board of directors and compensation committee approved equity grants for our NEOs and other executive officers, which were awarded on April 28, 2008. The intent of the awards was to cover a three-year performance period. By front-loading three years' worth of grants, the April 2008 long-term equity incentive compensation awards were designed to promote retention and to provide for a more leveraged payout opportunity over annual grants for the same period, but also increased the risks associated with locking in performance criteria at the beginning of the three-year period, including the risk that shortly into the performance period a significant, unforeseen change could occur in the market. The long-term equity compensation awards granted to our NEOs in April 2008 consisted of 55% performance-based restricted stock units and 45% time-based restricted stock units, each with a three-year vesting period.

Time-based restricted stock and time-based restricted stock unit awards granted to our executive officers typically vest ratably over a three year period. The performance-based restricted stock units granted in 2008 are scheduled to vest as to 33% of the awards in each of February 2009 and 2010, and on 34% of the awards in February 2011, provided that (1) the executive officer is employed by us at each such time and (2) we meet pre-determined operating cash flow targets for the applicable performance period. The three performance periods are April 1, 2008 to December 31, 2008, January 1, 2009 to December 31, 2009 and January 1, 2010 to December 31, 2010; the applicable operating cash flow targets are $477 million, $725 million and $823 million, respectively. In the event that our operating cash flow for any of the three individual performance periods is less than the operating cash flow target for such performance period, but we still meet or exceed the cumulative three-period operating cash flow target of $2,025 million, the awards will vest in February 2011 for those performance-based restricted stock units that did not previously vest. The performance-based restricted stock unit award for the 2008 performance period vested in February 2009 based on achievement of operating cash flow of $497.9 million for that period. By the end of the third quarter of 2008, a financial crisis triggered by a liquidity shortfall in the United States banking system emerged, resulting in the collapse of major financial institutions, the failure of many businesses, downturns in stock markets around the globe, a significant decline in economic activity and the intervention and incurrence of substantial financial commitments by many governments. While the company has continued to perform well despite the economic downturn, our results have nonetheless been affected by this crisis. In the first quarter of 2009, we determined that due to the ongoing economic crisis it was no longer probable that the specified operating cash flow targets associated with the performance-based restricted stock units granted in April 2008 for either the individual 2009 and 2010 performance periods or the three-year cumulative period would be achieved. On October 1, 2009, substantially all individual agreements for our 2008 performance-based restricted stock unit awards were amended to reflect that if the award vests any payments shall be made in cash.

Awards granted during 2009

Based on the desire to continue to motivate, retain and fairly compensate our executive officers for their leadership during this period of economic downturn, our board of directors and compensation committee approved new one-year 100% performance-based equity grants for our NEOs and other executive officers, which were awarded on February 23, 2009. The performance-based restricted stock units granted in 2009 are scheduled to vest as to 33% of the awards in each of February 2010 and 2011, and on 34% of the awards in February 2012, provided that (1) the executive officer is employed by us at each such time and (2) we meet a pre-determined cash EPS growth target for fiscal year 2009 of 10% cash EPS growth to achieve a minimum 50% of the target award, which then increases on a fixed scale with up to 100% of the target award obtained by achieving 17% cash EPS growth. Establishing a maximum payout amount under our long-term equity incentive plan helps deter excessive risk taking, while having a minimum payout amount that can be earned at a defined performance threshold encourages goal attainment. No payout is made for performance below the minimum threshold.

Performance-based equity grants for 2009 were made to the following NEOs:

Name	Performance-Based Restricted Stock Units	Total Equity Value (on Grant Date)
Edward J. Heffernan	60,000	$1,663,200
Bryan J. Kennedy[(1)]	40,000	$1,107,800
Michael D. Kubic	10,000	$ 277,200
Bryan A. Pearson	40,000	$1,108,800
Ivan M. Szeftel	45,000	$1,247,400

(1) Mr. Kennedy was awarded 30,000 performance-based restricted stock units on February 23, 2009 and an additional 10,000 performance-based restricted stock units on March 2, 2009.


Proxy

The 2009 performance-based equity grants for each of Messrs. Heffernan, Kennedy, Pearson and Szeftel were targeted at the third quartile of surveyed companies, with an additional amount granted to Mr. Heffernan in consideration of his promotion to president and chief executive officer effective March 1, 2009. Mr. Kubic's 2009 performance-based equity grant was also made in part in consideration of his role as interim chief financial officer during 2009. Mr. Parks did not receive a 2009 performance-based equity grant.

Our reported cash EPS was $5.16 for 2009, which would have resulted in a full vesting of the 2009 performance-based restricted stock unit awards; however, the compensation committee exercised its discretion to reduce this amount such that the 2009 performance-based restricted stock unit awards vested at 88%. The compensation committee determined that the downward adjustment was appropriate for the executive officers given the financial performance of the retail credit services segment in 2009.

On February 23, 2009, in connection with his promotion to executive vice president and president, Epsilon, Mr. Kennedy was awarded a grant of 22,347 time-based restricted stock units with a full grant date fair value of $619,459, 50% of which will vest on February 23, 2010 and 50% of which will vest on February 23, 2011, provided that Mr. Kennedy is still employed by us on such dates. On March 27, 2009, as part of his transition agreement, Mr. Parks was awarded a grant of 52,000 time-based restricted stock units with a full grant date fair value of $1,889,680, 50% of which will vest on March 1, 2011 and 50% of which will vest on March 1, 2012. Please see a complete description of the terms applicable to Mr. Parks' service as executive chairman beginning March 1, 2009 in "Transition Agreement" below. On December 12, 2009, in connection with his employment as executive vice president and chief financial officer, Mr. Horn was awarded a grant of 4,896 time-based restricted stock units with a full grant date fair value of $315,302, 33% of which will vest on each of December 21, 2010 and December 21, 2011 and 34% of which will vest on December 21, 2012, provided that Mr. Horn is still employed by us on such dates.

Awards granted during 2007

Stock option and restricted stock unit awards granted in 2007 were also granted pursuant to the 2005 Long Term Incentive Plan. The exercise price for stock options granted in 2007 is the fair market value of our common stock on the date of the grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant. The stock options vest ratably over three years and expire ten years after the date of grant, if unexercised. Annual awards of time-based restricted stock units granted in 2007 and 2008 vest ratably over a three year period. The annual awards of performance-based restricted stock units granted in 2007 vested in February 2008 based on the cash EPS growth in 2007 with the number of shares ultimately received determined on a fixed scale with a minimum cash EPS growth rate of 10% necessary to receive a minimum 50% of the award, 18% cash EPS growth to receive 100% of the award, and at least 36% cash EPS growth to receive a maximum 200% of the award. These target growth rates were selected to emulate long-term historical S&P 500 performance at the 50th, 75th and 90th percentiles, respectively. For purposes of this calculation, cash EPS included stock-based compensation expense, net of tax. Based on our 2007 cash EPS growth of 20.9%, in February 2008 our NEOs received 111% of the annual performance-based restricted stock unit awards granted in 2007.

Special Awards

On January 31, 2007, the compensation committee and the board of directors approved a special award for certain of our NEOs and other executive officers, including Messrs. Heffernan and Szeftel, designed to retain and incent these NEOs and other executive officers, consistent with stockholder value, in recognition of our proven track record of success attributable to continuity in our executive leadership and the performance of those executive officers. This special award consists of 50% cash and 50% into a fixed number of performance-based restricted stock units on a three-year, back-end loaded vesting schedule of 25%, 25% and 50%. The cash portion of this special award is governed by the Executive Annual Incentive Plan and the performance-based restricted stock unit portion of the special award is governed by the 2005 Long Term Incentive Plan, each as described below. The special awards are structured to meet the deductibility requirements of Internal Revenue Code Section 162(m).

The performance criterion to achieve full vesting of these special awards was meeting a 5% cash EPS growth hurdle, equating to at least $3.30 cash EPS for 2007, and such criterion was met. Therefore, the first 25% of this special award vested on February 21, 2008, the second 25% vested on February 23, 2009 and the final 50% vested on February 22, 2010.

The performance criteria used in determining the amount of each grant involved a target dollar value of each special award calculated as a percentage of three times one year's total target cash compensation (base salary plus target cash incentive compensation) for each individual. The compensation committee determined that business needs and other retention considerations warranted differentiating among the individuals receiving the special awards. The target dollar value (which was translated 50% into a fixed number of restricted stock units and 50% into a cash component) granted to each recipient officer was determined based on:

- the relative contributions of the individual to the company's performance;
- the retention risk of the individual as a result of leadership transition issues, performance expectations associated with the company's high-growth business model, outside demand for talent, wealth accumulation from vested equity, and the desire for portfolio diversification;
- parity issues; and
- leadership succession planning objectives and alternatives for the coming 36 months.

Based on management's recommendations and the compensation committee's consideration of the foregoing factors, the compensation committee deemed the following awards appropriate:

Name	# of Performance-Based Restricted Stock Units	Cash
Edward J. Heffernan	20,966	$1,350,000
Ivan M. Szeftel	21,354	$1,375,000

Mr. Heffernan's special award of $2,700,000 was approximately 105% of three times his one year target total cash compensation of $2,520,000, based in large measure on performance against certain key performance objectives, specifically his leadership of significant strategic planning initiatives for the company, as well as internal and external compensation parity issues. Mr. Szeftel's special award of $2,750,000 was approximately 90% of three times his one year target total cash compensation of $3,105,000, based primarily on his performance against the high-growth model for his line of business, including 10.5% revenue growth and 28% adjusted EBITDA growth over the prior year.

Perquisites

With limited exceptions, the compensation committee's policy is to provide personal benefits and perquisites to our NEOs and other executive officers that are substantially similar to those offered to our other associates at or above the level of vice president. The personal benefits and perquisites that may be available in addition to those available to our other associates include enhanced life insurance, long-term disability benefits, an annual physical, company contributions to the Executive Deferred Compensation Plan, travel and related expenses for spouses in connection with company events, and in certain cases, commuting and living expenses. For additional information about the perquisites given to our NEOs in 2009, see the Summary Compensation Table below.

Reasonability of Compensation

In determining appropriate compensation levels, during the course of 2009 the compensation committee reviewed all forms of executive compensation and balances in equity, retirement and nonqualified deferred compensation plans, including base salary, performance-based cash incentive compensation, long-term equity incentive awards, ratios of vested to unvested equity previously granted to our executive officers, realized stock option gains, realizable amounts from equity previously granted to our executive officers, the company's contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan and Executive Deferred Compensation Plan, life insurance and long-term disability premiums and the value of any perquisites received for the 2009 performance year. Based on company performance in 2009 and in prior years, and other applicable factors and known information, including the market data provided by our external executive compensation consultant, the compensation committee, and the board of directors with respect to the chief executive officer, have each determined that the total 2009 compensation paid to our executive officers was reasonable and not excessive. As previously reported, our fiscal year 2009 financial performance included a slight year-over-year decrease of three percent in both revenue and income from continuing operations per diluted share, a 10% decrease in adjusted EBITDA and a 17% increase in cash earnings per diluted share as we fought through recession-related headwinds of approximately $160 million, or $1.75 per share, in credit losses, foreign exchange translation losses and an interest-only strip grow over resulting from the continuing crises in the financial markets and the general economy in both the United States and globally. For 2009, base salary, target total cash compensation (base salary plus target performance-based cash incentive compensation), and target total direct compensation (base salary plus target performance-based cash incentive compensation plus target long-term equity incentive compensation) for our executive officers, which excludes Mr. Kubic, were each within our targeted position of the third quartile.

Tax Considerations

Section 162(m) of the Internal Revenue Code limits the tax deduction to $1 million for compensation paid to each of certain executive officers of public companies. The compensation committee has considered these requirements and believes that the Executive Annual Incentive Plan and certain grants made under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan, the 2003 Long Term Incentive Plan and the 2005 Long Term Incentive Plan meet the requirement that they be "performance-based" and, therefore, compensation paid to our executive officers pursuant to the terms of these plans would generally be exempt from the limitations on deductibility. Our present intention is to comply with Section 162(m) unless the compensation committee determines that compliance in a particular instance would not be in our best interest.

Termination Following a Change in Control

We believe that executive performance generally may be hampered by distraction, uncertainty and other activities in the event of an actual or threatened change in control event. In order to reduce such adverse effects and encourage fair treatment of our NEOs and other executive officers in connection with any such change in control event, we entered into change in control agreements with our NEOs and several of our other executive officers in September 2003.

Qualifying Terminations

Payouts under the change in control agreement are triggered upon a qualifying termination, defined in the change in control agreement as: (1) termination by the executive officer for good reason within two years of a change in control event; or (2) termination of the executive officer by the company without cause within two years of a change in control event. A termination of the executive officer's employment due to disability, retirement or death will not constitute a qualifying termination. We believe that this "double trigger" approach is appropriate, whereby an executive officer will only receive payout under a change in control agreement following both a change in control and a subsequent termination under the enumerated circumstances.

Pursuant to the change in control agreement, "cause" for termination includes: (1) material breach of an executive officer's covenants or obligations under any applicable employment agreement or offer letter or any other agreement for services or non-compete agreement; (2) continued failure after written notice from the company or any applicable affiliate to satisfactorily perform assigned job responsibilities or to follow the reasonable instructions of the executive officer's superiors, including, without limitation, the board of directors; (3) commission of a crime constituting a felony (or its equivalent) under the laws of any jurisdiction in which we or any of our applicable affiliates conducts business or other crime involving moral turpitude; or (4) material violation of any material law or regulation or any policy or code of conduct adopted by the company or engaging in any other form of misconduct which, if it were made public, could reasonably be expected to adversely affect the business reputation or affairs of the company or of an affiliate. The board of directors, in good faith, will determine all matters and questions relating to whether the executive officer has been discharged for cause. Pursuant to the change in control agreement, "good reason" for termination by the executive officer includes the occurrence of any of the following events, in each case without the executive officer's consent: (1) lessening of the executive officer's responsibilities; (2) a reduction of at least five percent in the executive officer's annual salary and/or incentive compensation; or (3) the company's requiring the executive officer to be based anywhere other than within 50 miles of the executive officer's place of employment at the time of the occurrence of the change in control, except for reasonably required travel to the extent substantially consistent with the executive officer's business travel obligations as in existence at the time of the change in control. If an executive is party to an employment agreement, offer letter or any other agreement for services with us that contains a definition for either "cause" or "good reason" and that agreement is in effect at the time of termination of employment, the definition in that agreement will prevail over the definition contained in the change in control agreement described here.

Payments and Benefits Following a Qualifying Termination

Upon a qualifying termination, the executive officer will be paid all earned and accrued salary due and owing to the executive officer, a pro-rata portion of the executive officer's target bonus, continued medical, dental and hospitalization coverage for a pre-determined period, as described below, other benefits due under benefit plans, all accrued and unpaid vacation and a severance amount. The severance amount is equal to two times the sum of the executive officer's current base salary and target cash incentive compensation. Any severance amounts to which the executive officer is entitled will be paid in a lump sum within thirty days of execution by the executive officer of a general release. If an executive officer ceases to be actively employed following a change in control, he or she will receive the value of his or her deferred compensation account, if any, no earlier than six months following the end of the quarter in which the termination occurred, unless the executive officer dies before that time.

After a qualifying termination, the executive officer and his or her dependents are eligible to receive equivalent medical, dental and hospitalization coverage and benefits as provided to the executive officer immediately prior to the change in control event or qualifying termination. Such coverage and benefits will continue for a period of 24 months following a qualifying termination. The change in control agreement further provides that if any payments or benefits that the executive officer receives are subject to the "golden parachute" excise tax imposed under Section 4999 of the Internal Revenue Code, the executive officer will be entitled to a "gross-up" payment so that the executive officer is placed in the same after-tax position as if no excise tax had been imposed.

Change of Control—Impact on Outstanding Equity

In the event of a change in control, all equity awards made to the executive officer that remain outstanding generally remain subject to the terms and conditions set forth in any governing plan or award documents applicable to the equity awards. Our equity plans provide that our board of directors may accelerate vesting of stock options and restricted stock or restricted stock units in the event of a change in control. Further, in the event of a qualifying termination within twelve months of a change in control event, all restrictions on stock options and restricted stock or restricted stock units will lapse. Stock options will be exercisable following a qualifying termination until the earlier of the end of the option term or the end of the one year period following a qualifying termination.

Other General Terms of the Change in Control Agreement

The change in control agreement provides a mechanism to resolve disputes, does not constitute a contract of employment, and automatically renews every three years unless we provide 90 days advance written notice of our intent to terminate. If an executive officer becomes entitled to a severance amount under a change in control agreement, such executive officer will not be entitled to severance payments under any other agreement or arrangement, including any employment agreement.

Termination for Cause—Impact on Outstanding Equity

Upon termination of an executive officer for cause, all unexercised options granted to the executive officer will immediately be forfeited. If an executive officer terminates employment for any other reason, including retirement, death or disability, but excluding a qualifying termination in connection with a change in control event, as described above, the executive officer may, for a limited time period, exercise those options that were exercisable immediately prior to his or her termination of employment. All unvested shares of restricted stock or restricted stock units granted to an executive officer will be forfeited upon that executive officer's termination of employment for any reason other than a qualifying termination in connection with a change in control event, as described above.

Distribution of Deferred Compensation

If an executive officer ceases to be actively employed, retires or becomes disabled, he or she will receive the value of his or her deferred compensation account, if any, no earlier than six months following the end of the quarter in which the termination occurred, unless the executive officer dies before that time. In the event of termination due to death, the balance of the account will be distributed in one lump sum to the executive officer's designated beneficiary.

Plans or Agreements Governing Certain Elements of Executive Compensation

2005 Long Term Incentive Plan

The 2005 Long Term Incentive Plan provides for awards of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other performance-based awards to selected officers, associates, non-employee directors and consultants performing services for us or any of our affiliates. The 2005 Long Term Incentive Plan is an omnibus plan that gives us flexibility to adjust to changing market forces. The 2005 Long Term Incentive Plan was adopted by our board of directors on March 31, 2005 and approved by our stockholders on June 7, 2005. On June 13, 2005, we filed a Registration Statement on Form S-8, File No. 333-125770, with the SEC to register an additional 4,750,000 shares of common stock, par value $0.01 per share, that may be issued and sold under the 2005 Long Term Incentive Plan. As of December 31, 2009, as a result of grants made under all of our equity plans, there were 2,480,690 shares of common stock subject to outstanding options at a weighted average exercise price of $36.05, 1,139,011 shares of time-based restricted stock or time-based restricted stock units, and 1,726,757 shares of performance-based restricted stock or performance-based restricted stock units granted to associates. Please see "Proposal Two: Approval of the

2010 Omnibus Incentive Plan" for a reconciliation of the number of shares subject to outstanding awards and the number of shares available for future grants under our equity compensation plans and programs that have been previously approved by stockholders as of March 31, 2010.

The 2005 Long Term Incentive Plan is administered by the compensation committee, which has full and final authority to make awards, establish the terms thereof, and administer and interpret the 2005 Long Term Incentive Plan in its sole discretion unless authority is specifically reserved to the board of directors under the 2005 Long Term Incentive Plan, our certificate of incorporation or bylaws, or applicable law. Any action of the compensation committee with respect to the 2005 Long Term Incentive Plan will be final, conclusive and binding on all persons. The compensation committee may delegate certain responsibilities to our officers or managers. The board of directors may delegate, by a resolution adopted by the board of directors, authority to one or more of our officers to do one or both of the following: (1) designate the officers and employees who will be granted awards under the 2005 Long Term Incentive Plan; and (2) determine the number of shares subject to specific awards to be granted to such officers and employees.

The number of shares that may be delivered upon the exercise of incentive stock options may not exceed 4,000,000. During any calendar year no participant under the 2005 Long Term Incentive Plan may be granted awards of more than 500,000 shares of stock, subject to adjustments. We may reserve for the purposes of the 2005 Long Term Incentive Plan, out of our authorized but unissued shares of stock or out of shares of stock reacquired by us in any manner, or partly out of each, such number of shares of stock as shall be determined by the board of directors. In addition, any shares of stock that were not issued under our predecessor stock plans, including shares subject to awards that may have been forfeited under our predecessor stock plans, may be the subject of awards granted under the 2005 Long Term Incentive Plan. The maximum number of shares of stock available for awards shall be reduced by the number of shares in respect of which the award is granted or denominated. If any stock option is exercised by tendering shares either actually or by attestation, as full or partial payment of the exercise price, the maximum number of shares available shall be increased by the number of shares so tendered. Shares of stock allocable to an expired, canceled, settled or otherwise terminated portion of an award may again be the subject of awards granted thereunder. In addition, any shares of stock withheld for payment of taxes may be the subject of awards granted under this plan and the number of shares equal to the difference between the number of stock appreciation rights exercised and the number of shares delivered upon exercise shall again be available for awards. Upon termination of an executive officer for cause, all unexercised options granted to such executive officer shall immediately be forfeited. If an executive officer terminates employment for any other reason, including retirement, death or disability but excluding a qualifying termination following a change in control event, such executive officer may, for a limited time period, exercise those options that were exercisable immediately prior to such termination of employment. All unvested shares of restricted stock or restricted stock units granted to an executive officer will be forfeited upon that executive officer's termination of employment for any reason other than a qualifying termination following a change in control event. Additional information regarding change in control events is set forth under the caption "Potential Payments upon Termination or Change in Control." On September 24, 2009, our board of directors amended the 2005 Long Term Incentive Plan to provide that, in addition to settlement in shares of our common stock or other securities, equity awards may be settled in cash.

The 2005 Long Term Incentive Plan provides for awards of incentive stock options to any person employed by us or by any of our affiliates. The exercise price for incentive stock options granted under the 2005 Long Term Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. If an incentive stock option is granted to an employee who owns 10% or more of our common stock, the exercise price of that stock option may not be less than 110% of the fair market value of our common stock on the date of grant. The 2005 Long Term Incentive Plan also provides for awards of nonqualified stock options to any officers, employees, non-employee directors or consultants performing services for us or our affiliates. The exercise price for nonqualified stock options granted under the 2005 Long Term Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. Under the 2005 Long Term Incentive Plan, stock options generally vest one-third per year over three years and terminate on the tenth anniversary of the date of grant. The 2005 Long Term Incentive Plan gives our board of directors discretion to determine the vesting provisions of each individual stock option. In the event of a change in control, this plan provides that our board of directors may provide for accelerated vesting of stock options.

The compensation committee is authorized under the 2005 Long Term Incentive Plan to grant restricted stock or performance share awards with restrictions that may lapse over time or upon the achievement of specified performance targets, or both. Restrictions may lapse separately or in such installments as the compensation committee may determine. A participant granted restricted stock or performance shares shall have the stockholder rights as may be set forth in the applicable agreement, including, for example, the right to vote the restricted stock or performance shares.

The compensation committee is authorized under the 2005 Long Term Incentive Plan to grant restricted stock unit awards. Until all restrictions upon restricted stock units granted to a participant shall have lapsed, the participant may not be a stockholder of us, nor have any of the rights or privileges of a stockholder of us, including rights to receive dividends and voting rights with respect to the restricted stock units. We will establish and maintain a separate account for each participant who has received an award of restricted stock units, and such account will be credited for the number of restricted stock units granted to such participant. Restricted stock unit awards granted under the 2005 Long Term Incentive Plan may vest at such time or times and on such terms and conditions as the compensation committee may determine. The agreement evidencing the award of restricted stock units will set forth any such terms and conditions. As soon as practicable after each vesting date of an award of restricted stock units, payment will be made in either shares of our common stock, other securities or cash (based upon the fair market value of our common stock on the day all restrictions lapse).

The compensation committee is also authorized under the 2005 Long Term Incentive Plan to grant stock appreciation rights, known as SARs. The exercise price per SAR shall be determined by the compensation committee and may not be less than the fair market value of a share of stock on the date of grant. The full or partial exercise of SARs that provide for stock settlement shall be made only by a written notice specifying the number of SARs with respect to which the award is being exercised. Upon the exercise of SARs, the participant is entitled to receive an amount in shares determined by multiplying (a) the appreciation value by (b) the number of SARs being exercised, minus the number of shares withheld for payment of taxes. The compensation committee may limit the number of shares that may be delivered with respect to any award of SARs by including such a limit in the agreement evidencing SARs at the time of grant.

Following certain significant corporate events, unusual and non-recurring corporate events or following changes in applicable laws, regulations or accounting principles, the compensation committee has the authority under both the 2005 Long Term Incentive Plan and the 2003 Long Term Incentive Plan to waive performance conditions relating to an award and to make adjustments to any award that the compensation committee feels is appropriate. Further, the compensation committee may reduce payout amounts under performance-based awards if, in the discretion of the compensation committee, such a reduction is appropriate. The compensation committee may not, however, increase the payout amount for any such performance-based award. In addition, these plans do not permit stock options to be "repriced" at a lower exercise price, or otherwise modified or amended in such a manner that would constitute a "repricing." Under both the 2005 Long Term Incentive Plan and the 2003 Long Term Incentive Plan, the compensation committee has the authority to cancel or require repayment of an award in the event a participant or former participant breaches any non-solicitation agreement entered into with the company. Under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan, the board of directors or delegated committee thereof has the right to amend any stock option or restricted stock or restricted stock unit award granted to a participant, in most cases subject to the participant's written consent.

Executive Annual Incentive Plan

Each covered employee (as defined in Section 162(m) of the Internal Revenue Code), executive officer that reports directly to our chief executive officer and any other key employees who are selected by our compensation committee may participate in the Executive Annual Incentive Plan. The Executive Annual Incentive Plan is administered by the compensation committee, which has full and final authority to: (1) select participants; (2) grant awards; (3) establish the terms and conditions of the awards; (4) notify the participants of such awards and the terms thereof; and (5) administer and interpret the Executive Annual Incentive Plan in its full discretion. The compensation committee may delegate certain responsibilities to our officers, one or more members of the compensation committee or the board of directors.

The compensation committee will establish the performance target(s) for each performance award, consisting of one or more business criteria permitted as performance measures, one or more target levels of performance with respect to each such performance measure, and the amount or amounts payable or other rights that the participant will be entitled to upon achievement of such target levels of performance. More than one performance target may be incorporated into an award, in which case achievement with respect to each performance target may be assessed individually or in combination with each other. Performance targets shall be objective and shall otherwise meet the requirements of Section 162(m) of the Internal Revenue Code. Performance targets may differ for performance awards granted to any one participant or to different participants. No participant may be granted awards in excess of $5.0 million in any calendar year.

Under the Executive Annual Incentive Plan, the compensation committee has the authority to reduce or eliminate an award to a participant after a termination or a reduction in duties and may adjust performance targets or awards to take into account certain significant corporate events or in response to changes in relevant accounting or other rules and regulations. Further, the board of directors or the compensation committee, if so designated by the board of directors, has authority to amend, modify or suspend the Executive Annual Incentive Plan and the terms and provisions of any award granted thereunder that has not yet been paid. No such changes were made to any awards granted to our executive officers with respect to the 2009 performance year.

Under Section 409A of the Internal Revenue Code, certain awards granted under the Executive Annual Incentive Plan could be determined to be deferred compensation and subject to a 20% excise tax if the terms of the awards do not meet the requirements of Section 409A of the Internal Revenue Code and any regulations or guidance issued thereunder. To the extent applicable, the Executive Annual Incentive Plan is intended to comply with Section 409A of the Internal Revenue Code. To that end, the compensation committee will interpret and administer the Executive Annual Incentive Plan in accordance with Section 409A of the Internal Revenue Code. In addition, any Executive Annual Incentive Plan provision that is determined to violate the requirements of Section 409A of the Internal Revenue Code will be void and without effect, and any provision that Section 409A of the Internal Revenue Code requires that is not expressly set forth in the Executive Annual Incentive Plan will be deemed to be included in the Executive Annual Incentive Plan, and the Executive Annual Incentive Plan will be administered in all respects as if any such provision were expressly included in the Executive Annual Incentive Plan. In addition, the timing of payment of certain awards will be revised as necessary for compliance with Section 409A of the Internal Revenue Code. The compensation committee will establish the duration of each performance period at the time that it sets the performance targets applicable to that performance period. Performance period shall mean a calendar year or such shorter or longer period as designated by the compensation committee.

Executive Deferred Compensation Plan

We adopted an amended and restated Executive Deferred Compensation Plan in December 2007, to be effective as of January 1, 2008. Our original Executive Deferred Compensation Plan was adopted in December 2004 as a successor to our former Supplemental Executive Retirement Plan, a substantially similar deferred compensation plan. The purpose of the Executive Deferred Compensation Plan is to help participants maximize their pre-tax savings and company contributions that are otherwise restricted due to tax limitations. To be eligible to participate in the Executive Deferred Compensation Plan, an individual must: (1) be a regular, full-time U.S. employee of ADS Alliance Data Systems, Inc., one of our wholly owned subsidiaries; (2) receive a base salary equal to or greater than $150,000 on an annual basis, or have received total compensation on an annual basis of at least $170,000 as of December 31, 2003 and have not fallen below that amount in any subsequent year; and (3) be a participant in the Alliance Data Systems 401(k) and Retirement Savings Plan. The Executive Deferred Compensation Plan allows the participant to contribute:

- up to 50% of eligible compensation on a pre-tax basis;
- any pre-tax 401(k) contributions that would otherwise be returned because of reaching the statutory limit under Section 415 of the Internal Revenue Code; and
- any retirement savings plan contributions for compensation in excess of the statutory limits.

At the time of enrollment, a participant may direct the company to withhold a percentage of the participant's base salary and also, provided the enrollment is effective no later than April 1st of the applicable year, the performance-based cash incentive compensation earned for services performed in the year but paid in the following year. The percentage selected for each type of compensation is determined by the participant and may be any whole number percentage up to 50%. A participant may not revoke, change or terminate an election to make contributions to the Executive Deferred Compensation Plan at any time following the end of the applicable enrollment period. In addition, we will allocate to the participant any contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan that would otherwise have been returned to the participant as a result of the limit imposed by the Internal Revenue Code on such 401(k) contributions. This allocation includes non-matching retirement contributions and discretionary profit-sharing contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan that were similarly restricted. Loans are not available under the Executive Deferred Compensation Plan. Contributions made under the Executive Deferred Compensation Plan are unfunded and subject to the claims of our creditors, with participants having the status of an unsecured creditor with respect to our obligation to make benefit payments.

Each participant is 100% vested in his or her own contributions. A participant becomes 100% vested in the retirement savings plan contributions after achieving three years of vesting service under the Alliance Data Systems 401(k) and Retirement Savings Plan. In the event of a change in control, as defined under the Executive Deferred Compensation Plan, participants will be 100% vested in their retirement savings plan contributions, and we will establish a rabbi trust to which we will contribute sufficient assets to fully fund all accounts under the Executive Deferred Compensation Plan. The assets in the rabbi trust will remain subject to the claims of our creditors. Account balances accrue interest at a rate that is established and adjusted periodically by the committee of management that administers the Executive Deferred Compensation Plan.

A participant who is actively employed generally may not withdraw or otherwise access any amounts credited under the Executive Deferred Compensation Plan. However, at the time a participant elects to make elective contributions, that participant may elect to have all contributions made pursuant to that election for that year distributed as of January 1 of any subsequent year, subject however, to any restriction imposed under Internal Revenue Code Section 409A. The distribution shall be made within 60 days of January 1 of the specified year or, if earlier, the date required in the event of cessation of employment, retirement or disability, as described below. Furthermore, amounts may be withdrawn in the event of an "unforeseeable emergency," within the meaning of Internal Revenue Code Section 409A(a)(2)(B)(ii). Any such early withdrawal must be approved by the committee of management administering the Executive Deferred Compensation Plan and may not exceed the amount necessary to meet the emergency, taking into account other assets available to the participant, as well as any taxes incurred as a result of the distribution. If the committee of management administering the Executive Deferred Compensation Plan approves a distribution on this basis, the distribution shall be made as soon as practicable thereafter; and the participant's right to make elective contributions shall be suspended until the first day of the following year, subject to enrollment procedures. If a participant ceases to be actively employed, retires or becomes disabled, the participant will receive the value of his or her account within 90 days after he or she became eligible for the distribution unless the participant is a "specified participant" under Internal Revenue Code Section 409A, in which case the distribution will be paid on the date that is six months and one day after the date of separation, unless the "specified participant" dies before that time. Under current Internal Revenue Code Section 409A, each of our NEOs is considered a "specified participant." In the event of termination due to death, the balance of the account will be distributed in one lump sum to the participant's designated beneficiary within 90 days after the date of the participant's death. A distribution from the Executive Deferred Compensation Plan is taxed as ordinary income and is not eligible for any special tax treatment. The Executive Deferred Compensation Plan is designed and administered to comply with the Internal Revenue Code Section 409A regulations.

Canadian Supplemental Executive Retirement Plan

We adopted the Canadian Supplemental Executive Retirement Plan in June 2009, to be effective as of January 1, 2009. The purpose of the Canadian Supplemental Executive Retirement Plan is to help participants maximize company contributions that are otherwise restricted due to statutory limitations. To be eligible to participate in the Canadian Supplemental Executive Retirement Plan, an individual must: (1) be a full-time Canadian employee of LoyaltyOne, Inc., one of our wholly-owned subsidiaries; (2) be in a vice president or higher position that has been designated as a member of a group of "key executives"; and (3) be a participant in the LoyaltyOne, Inc. RRSP. All contributions to the Canadian Supplemental Executive Retirement Plan are made by LoyaltyOne, Inc. in an amount equal to the maximum employer contributions which would be made to the participant's DPSP account if the maximum contribution provisions of the Income Tax Act (Canada) were not applicable, less actual employer contributions to the participant's DPSP account.

Contributions made under the Canadian Supplemental Executive Retirement Plan are unfunded and subject to the claims of our creditors, with participants having the status of an unsecured creditor with respect to our obligation to make benefit payments. A participant becomes 100% vested in the Canadian Supplemental Executive Retirement Plan contributions after achieving one year of vesting service, which may be the same year of vesting service under the DPSP. In the event of a change in control, as defined under the Canadian Supplemental Executive Retirement Plan, participants will be 100% vested in the Canadian Supplemental Executive Retirement Plan contributions. Account balances are credited or debited, as applicable, at least annually with deemed investment earnings or losses calculated assuming one hundred percent of the participant's account were invested in the balanced funds provided as an investment option under the DPSP or such alternative investment funds as may be determined by the LoyaltyOne, Inc. retirement council from time to time.

A participant who is actively employed generally may not withdraw or otherwise access any amounts credited under the Canadian Supplemental Executive Retirement Plan. If a participant ceases to be actively employed other than due to the participant's death or termination for cause, retires or becomes disabled, the participant will receive the value of his or her account, less applicable withholding taxes, within 90 days after he or she became eligible for the distribution. In the event of termination due to death, the balance of the account will be distributed in one lump sum, less applicable withholding taxes, to the participant's designated beneficiary within 90 days after the date LoyaltyOne, Inc. receives formal notification of the participant's death. In the event of a participant's termination of employment for cause as defined in the Canadian Supplemental Executive Retirement Plan, participant will forfeit the balance of their account, whether vested or unvested. A distribution from the Canadian Supplemental Executive Retirement Plan is taxed as ordinary income and is not eligible for any special tax treatment.

Alliance Data Systems 401(k) and Retirement Savings Plan

The Alliance Data Systems 401(k) and Retirement Savings Plan is a defined contribution plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. Contributions made by associates or by us to the 401(k) and Retirement Savings Plan, and income earned on these contributions, are not taxable to associates until withdrawn from the 401(k) and Retirement Savings Plan. The 401(k) and Retirement Savings Plan covers U.S. employees, who are at least 21 years old, of ADS Alliance Data Systems, Inc., one of our wholly-owned subsidiaries, and any other subsidiary or affiliated organization that adopts this 401(k) and Retirement Savings Plan. We, and all of our U.S. subsidiaries, are currently covered under the 401(k) and Retirement Savings Plan.

We amended our 401(k) and Retirement Savings Plan effective January 1, 2008 to better benefit the majority of our associates. The 401(k) and Retirement Savings Plan is an IRS-approved safe harbor plan design that eliminates the need for most discrimination testing. Eligible associates can participate in the 401(k) and Retirement Savings Plan immediately upon joining us and after six months of employment begin receiving company matching contributions. In addition, seasonal or "on-call" associates must complete a year of eligibility service before they may participate in the 401(k) and Retirement Savings Plan. On the first three percent of savings, we match dollar-for- dollar. An additional fifty cents for each dollar an associate contributes is matched for savings of more than three percent and up to five percent of pay. All company matching contributions are immediately vested. In addition to the company match, we may make an additional annual contribution based on our profitability. This contribution, subject to board of director approval, is based on a percentage of pay and is subject to a separate three-year vesting schedule.

In 2007, 2008 and 2009, we made regular matching contributions under the 401(k) and Retirement Savings Plan as described in the preceding paragraph, and an additional discretionary contribution was approved by our board of directors in an amount equal to approximately 1.65%, 1.27% and 0%, respectively, of the participant's compensation (as defined in the 401(k) and Retirement Savings Plan) during the 2007, 2008 and 2009 plan year, which amount may be integrated with the Social Security wage base to the extent permitted under Section 401(l) of the Code. The discretionary contribution vests in full upon achieving three years of service for participants with less than three years of service. All of these contributions vest immediately if the participating associate has more than three years of service, attains age 65, becomes disabled, dies or if the 401(k) and Retirement Savings Plan terminates.

On July 20, 2001, we registered 1,500,000 shares of our common stock for issuance in accordance with our 401(k) and Retirement Savings Plan pursuant to a Registration Statement on Form S-8, File No. 333-65556. As of March 31, 2010, 900,938 of such shares remain available for issuance.

Registered Retirement Savings Plan and Deferred Profit Sharing Plan (LoyaltyOne, Inc.)

The LoyaltyOne, Inc. Registered Retirement Savings Plan and Locked-in Retirement Account, or RRSP, is a group retirement savings plan registered with the Canada Revenue Agency. Contributions made by associates on their behalf or on behalf of their spouse to the RRSP, and income earned on these contributions, are not taxable to associates until withdrawn from the RRSP. Associate contributions may not exceed the overall maximum allowed by the Income Tax Act (Canada); the maximum tax-deductible RRSP contribution is set by the Canada Revenue Agency each year. The Deferred Profit Sharing Plan, or DPSP, is a legal trust registered with the Canada Revenue Agency. Eligible full-time associates can participate in the RRSP after three months of employment and eligible part-time associates after six months of employment. Associates become eligible to receive company matching contributions into the DPSP on the first day of the calendar quarter beginning January 1, April 1, July 1 or October 1 next following twelve months of employment. On the first five percent of savings, we match dollar-for-dollar. Contributions made to the DPSP reduce an associate's maximum contribution amounts to the RRSP under the Income Tax Act (Canada) for the following year. All company matching contributions into the DPSP vest after receipt of two continuous years of DPSP contributions.

Employment Agreements

We generally do not enter into employment agreements with our associates. However, in connection with some of our acquisitions we have entered into agreements with selected key individuals to ensure the success of the integration of the acquisition and long-term business strategies. Further, we previously entered into an employment agreement with Mr. Szeftel, as described below, to ensure his retention throughout the early stages of our growth. The employment agreement with Mr. Szeftel is generally no longer applicable except for certain severance or benefits in the event of a termination other than a qualifying termination following a change in control, as set forth in the tables below under the caption "Potential Payments upon Termination or Change in Control" as of December 31, 2009.

Ivan M. Szeftel. We entered into an employment agreement with Mr. Szeftel dated May 4, 1998 pursuant to which he serves as the president of our retail services business. The agreement provides that Mr. Szeftel is entitled to receive a minimum annual base salary of $325,000, subject to increases based on annual reviews. Under the agreement, we granted Mr. Szeftel options to purchase 111,111 shares of our common stock at an exercise price of $9.00 per share, all of which have been exercised. Mr. Szeftel is entitled to participate in our 401(k) and Retirement Savings Plan, our Executive Annual Incentive Plan and any other benefits as provided to our other executive officers.

Transition Agreement

We entered into a transition agreement with Mr. Parks on March 27, 2009, pursuant to which Mr. Parks agreed to continue as an executive officer and a member of our executive committee of management through November 30, 2010. Subsequently, on December 10, 2009, the board of directors and Mr. Parks agreed that the leadership succession plan was complete and Mr. Parks stepped down as executive chairman of the board of directors. As the final step of the leadership succession plan, on April 2, 2010, Mr. Parks resigned from the board of directors.

The transition agreement provided that Mr. Parks was paid for 2009 an annual base salary at the rate of $889,200, with a non-equity incentive plan compensation target payout of 125% of base salary, where 50% of such target award is contingent on the company meeting a 2009 operating cash flow target of $604 million and 50% is contingent on the company meeting a 2009 cash EPS target of $5.15 (as such metrics have been defined by the board of directors) to be paid in February 2010 when non-equity incentive plan compensation is paid to our executive committee of management. Actual payout of the non-equity incentive plan compensation will be based on a predetermined scale applicable to each target, ranging from 25% payout (for operating cash flow) or 50% (for cash EPS) when a minimum percentage of the target is met, 100% payout when 100% of the target is met and a maximum 200% payout when the target is exceeded. Please see "Annual Performance-Based Cash Incentive Compensation" regarding 2009 performance and calculation of the February 2010 payment received by Mr. Parks.

The transition agreement further provides that for the period January 1, 2010 through November 30, 2010, Mr. Parks will be paid $842,000. From January 1, 2009 through November 30, 2010, Mr. Parks will receive all perquisites he received during 2008 as our chief executive officer and will continue to be eligible to participate in all benefit plans in which he could participate during 2009. We will provide each of Mr. Parks and his spouse certain health benefits through age 65.

The transition agreement also imposes confidentiality, non-solicitation and non-competition restrictions and other restrictive covenants on Mr. Parks through November 30, 2014 in exchange for (1) a cash payment in February 2011 targeted at $877,500, with targets established by the board of directors and compensation committee for the year 2010, with actual payout based on a pre-determined scale, consistent with that established for the chief executive officer and our executive committee of management; and (2) a grant of 52,000 time-based restricted stock units, 50% of which will vest on March 1, 2011 and 50% of which will vest on March 1, 2012.

Any time-based restricted stock and time-based restricted stock units scheduled to vest prior to March 31, 2012 will continue to vest on their existing schedule through March 31, 2012. Any time-based restricted stock or time-based restricted stock units granted prior to March 31, 2009 that are unvested as of March 31, 2012 will be forfeited. Any restricted stock or restricted stock units for which performance restrictions have not been met as of March 31, 2012 will be forfeited. Mr. Parks' options to acquire shares of the company's common stock that are or will become vested on or prior to November 30, 2010 shall be exercisable until the later of March 31, 2012 or the date following Mr. Parks' termination of service on the board of directors, as specified in the company's long-term equity incentive compensation plans, in each case subject to expiration. Any options that are unvested as of November 30, 2010 will be forfeited.

Mr. Parks' employment agreement, effective March 10, 1997, and all previously existing non-compete, non-solicitation and confidentiality obligations are superseded by the transition agreement.

Indemnification Agreements

We have entered into indemnification agreements with each of our NEOs and other executive officers so that they may serve the company without undue concern for their protection in connection with their services. Under these indemnification agreements, if a current or former executive officer is made a party or is threatened to be made a party, as a witness or otherwise, to any threatened, pending or completed action, suit, inquiry or other proceeding by reason of any action or inaction on his part while acting on behalf of the company, the board of directors may approve payment or reimbursement of properly documented expenses, including judgments, fines, penalties, attorneys' fees and other costs reasonably incurred by the executive officer in connection with such proceeding, to the extent not paid by applicable insurance policies. This indemnification only applies to the extent permitted by Delaware general corporation law, and the company will not be liable for damages or judgments: (1) based upon or attributable to the executive officer gaining any personal profit or advantage to which the executive officer was not legally entitled; (2) with respect to an accounting of profits made from the purchase or sale by the executive officer of securities of the company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended; or (3) resulting from an adjudication that the executive officer committed an act of active and deliberate dishonesty with actual dishonest purpose and intent, which act was material to the cause of action adjudicated.

Non-GAAP Performance Measures for 2009

As described above, certain performance-based compensation for 2009 was dependent, in part, upon the attainment of operating cash flow and cash EPS targets as defined herein. Operating cash flow is a non-GAAP financial measure equal to operating EBITDA minus capital expenditures. Operating EBITDA is a non-GAAP financial measure equal to income from continuing operations, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense-net, gain/loss on the sale of assets-net, merger and other costs, depreciation and other amortization and amortization of purchased intangibles plus the change in deferred revenue and the change in redemption settlement assets, as adjusted for foreign currency changes. Cash earnings is a non-GAAP financial measure equal to income/(loss) from continuing operations, the most directly comparable GAAP financial measure, plus stock compensation expense, amortization of purchased intangibles, (gain)/loss on the sale of assets, merger and other costs, adjusted for the related income tax benefit or expense for these non-GAAP measure adjustments. Cash EPS represents cash earnings divided by the weighted average diluted shares outstanding.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

The following tables and accompanying narratives set forth the compensation paid to our chief executive officer, chief financial officer and the next three most highly paid executive officers, as well as our former chief executive officer and our former interim chief financial officer, for the fiscal years ended December 31, 2007, 2008 and 2009.

Summary Compensation Table

Name and Principal Position[(1)]	Year	Salary ($)[(2)]	Bonus ($)[(3)]	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[(4)]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[(5)]	Total ($)
Edward J. Heffernan	2009	$719,615	$ 5,312	$ 1,663,200	—	$ 844,688	$ 42,026	$ 46,203	$ 3,321,044
President and Chief	2008	$442,000	$ 51,011	$10,564,785	—	$ 510,098	$ 31,337	$ 58,031	$11,657,262
Executive Officer	2007	$425,000	$ 63,189	$ 3,147,267	$ 398,288	$ 631,890	$ 10,339	$ 53,150	$ 4,729,123
Charles L. Horn	2009	$ 34,615	—	$ 315,302	—	—	—	—	$ 349,917
Executive Vice	2008	—	—	—	—	—	—	—	—
President and Chief	2007	—	—	—	—	—	—	—	—
Financial Officer									
Bryan J. Kennedy	2009	$382,500	$ 33,459	$ 1,727,259	—	$ 298,475	$ 1,819	$ 33,809	$ 2,477,321
Executive Vice	2008	$337,700	—	$ 3,732,300	—	$ 257,028	$ 1,181	$ 39,534	$ 4,367,743
President and	2007	$324,231	—	$ 261,816	$ 127,469	$ 285,000	$ 330	$ 39,734	$ 1,038,580
President, Epsilon									
Michael D. Kubic	2009	$305,754	—	$ 277,200	—	$ 131,250	$ 7,986	$ 30,757	$ 752,947
Senior Vice President,	2008	$266,324	—	$ 2,016,969	—	$ 121,224	$ 6,735	$ 32,223	$ 2,443,475
Corporate Controller	2007	$256,035	—	$ 163,588	$ 79,668	$ 157,373	$ 2,428	$ 32,705	$ 691,797
and Chief Accounting									
Officer and Interim									
Chief Financial Officer									
J. Michael Parks	2009	$889,200	—	$ 1,889,680	—	$1,001,462	$107,098	$948,998	$ 4,836,438
Former Chief	2008	$936,000	$128,606	$10,564,785	—	$1,286,064	$104,244	$ 59,272	$13,078,971
Executive Officer	2007	$900,000	$100,000	$ 2,469,881	$1,083,380	$1,635,863	$ 45,286	$ 68,928	$ 6,303,338
Bryan J. Pearson[(6)]	2009	$444,881	$ 33,459	$ 1,108,800	—	$ 455,113	$ 4,222[(7)]	$130,510	$ 2,176,985
Executive Vice	2008	$399,395	$ 31,845	$ 7,923,616	—	$ 391,218	—	$ 59,978	$ 8,806,052
President and	2007	$458,502	—	$ 1,162,623	$ 121,085	$ 406,288	—	$ 53,176	$ 2,201,674
President, LoyaltyOne									
Ivan M. Szeftel	2009	$513,000	—	$ 1,247,400	—	$ 391,390	$ 45,336	$ 76,622	$ 2,273,748
Executive Vice	2008	$494,000	$ 14,939	$10,564,785	—	$ 298,771	$ 40,016	$ 86,218	$11,498,729
President and	2007	$475,000	$ 75,560	$ 3,298,927	$ 454,068	$ 755,606	$ 14,851	$ 98,343	$ 5,172,355
President, Retail Credit Services									

(1) On March 1, 2009, our board of directors implemented a leadership succession plan. On December 10, 2009, the board of directors and J. Michael Parks agreed that the leadership succession plan was complete, Mr. Parks stepped down as executive chairman of the board of directors, and the board elected Robert A. Minicucci to serve as non-executive chairman of the board. As the final step in the leadership succession plan, on April 2, 2010, Mr. Parks resigned from the board of directors. On December 7, 2009, Charles L. Horn joined us as executive vice president and chief financial officer. Effective February 2010, the board of directors appointed Laura Santillan as senior vice president and chief accounting officer, and approved the separation of Michael D. Kubic who, until then, served as our senior vice president, corporate controller and chief accounting officer and who also served as our interim chief financial officer from March 1, 2009 until December 7, 2009.

(2) This column includes amounts deferred pursuant to the Executive Deferred Compensation Plan. In 2009, $122,335 was deferred by Mr. Heffernan and $30,780 was deferred by Mr. Szeftel; in 2008, $79,560 was deferred by Mr. Heffernan, $7,990 was deferred by Mr. Kubic, and $39,520 was deferred by Mr. Szeftel; in 2007, $63,750 was deferred by Mr. Heffernan, $5,121 was deferred by Mr. Kubic, and $47,500 was deferred by Mr. Szeftel.

(3) Amounts in this column represent discretionary increases to Non-Equity Incentive Plan Compensation granted to the executive officers by the chief executive officer, in his sole discretion, and with regard to the chief executive officer, discretionary increases to Non-Equity Incentive Plan Compensation granted by the board of directors, in its sole discretion.

(4) This column includes amounts deferred pursuant to the Executive Deferred Compensation Plan. In 2009, $143,597 was deferred by Mr. Heffernan, $15,750 was deferred by Mr. Kubic, and $39,139 was deferred by Mr. Szeftel; in 2008, $91,818 was deferred by

Mr. Heffernan, $14,547 was deferred by Mr. Kubic, and $23,902 was deferred by Mr. Szeftel; in 2007, $94,784 was deferred by Mr. Heffernan, $18,885 was deferred by Mr. Kubic, and $75,561 was deferred by Mr. Szeftel.

(5) See the All Other Compensation table below for further information regarding amounts included in this column.

(6) Amounts included for Mr. Pearson are shown in US Dollars but were paid to Mr. Pearson in Canadian Dollars. To convert the amounts paid to US Dollars, we used the prevailing exchange rate as of the last business day of the applicable year (for 2009 amounts, an exchange rate of 0.9506 US Dollars per Canadian Dollar; for 2008 amounts, an exchange rate of 0.8218 US Dollars per Canadian Dollar; and for 2007 amounts, an exchange rate of 1.01936 US Dollars per Canadian Dollar).

(7) This amount represents the deemed investment earnings (losses) credited to Mr. Pearson pursuant to the terms of the LoyaltyOne, Inc. Canadian Supplemental Executive Retirement Plan ("LoyaltyOne SERP"), which became effective on January 1, 2009.

The amounts reported in the Stock Awards and Option Awards columns reflect the dollar amount, without any reduction for risk of forfeiture, of the estimate of the aggregate compensation cost to be recognized over the service period as of the grant date under FASB ASC Topic 718; amounts for 2007 and 2008 have been restated to conform to this new presentation. These amounts may not correspond to the actual value that will be realized by the NEOs. To see the value of awards made to the NEOs in 2009, see the Fiscal Year 2009 Grants of Plan Based Awards table below. Awards included in the Stock Awards and Option Awards columns were granted pursuant to the 2005 Long Term Incentive Plan. Additional details are included above under the caption "Long-Term Equity Incentive Compensation."

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned and paid to each NEO in February 2008, 2009 and 2010 for 2007, 2008 and 2009 performance, respectively, under the Executive Annual Incentive Plan. For the 2009 performance year, these amounts are the actual amounts earned under the awards described in the Fiscal Year 2009 Grants of Plan-Based Awards table below. These payout amounts were computed in accordance with the pre-determined formula for the calculation of performance-based cash incentive compensation and the applicable weightings as set forth above in the Compensation Discussion and Analysis.

The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column consist entirely of above-market earnings on compensation deferred pursuant to the Executive Deferred Compensation Plan, as described below following the Nonqualified Deferred Compensation table. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 8.5% annual interest rate credited by the company on contributions during 2009.

All Other Compensation

Name	Year	Registrant Contributions to 401(k) or Other Retirement Savings Plans	Registrant Contributions to Deferred Compensation Plans	Life Insurance Premiums	Medical and Dental Insurance Premiums	Disability Insurance Premiums	Other	Perquisites and Personal Benefits
Edward J. Heffernan . . .	2009	$14,069	$17,249	$587	$12,257	$ 83	—	$ 1,958[1]
	2008	$15,574	$25,575	$371	$11,470	$ 83	—	$ 4,958
	2007	$14,816	$24,739	$583	$10,999	$ 55	—	$ 1,958
Charles L. Horn	2009	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—
Bryan J. Kennedy	2009	$14,069	$ 7,088	$312	$12,257	$ 83	—	—
	2008	$15,016	$12,680	$285	$11,470	$ 83	—	—
	2007	$14,816	$13,254	$470	$11,139	$ 55	—	—
Michael D. Kubic	2009	$14,069	$ 4,100	$248	$12,257	$ 83	—	—
	2008	$15,016	$ 5,425	$229	$11,470	$ 83	—	—
	2007	$14,816	$ 6,356	$339	$11,139	$ 55	—	—
J. Michael Parks	2009	$ 8,589	$18,364	$741	$ 6,418	$ 83	$906,622[2]	$ 8,181[3]
	2008	$16,456	$25,575	$786	$ 6,008	$ 83	—	$10,364
	2007	$14,816	$34,693	$570	$11,139	$ 55	—	$ 7,655
Bryan A. Pearson[4] . . .	2009	$ 9,981[5]	$31,207[6]	—	$59,308[7]	$8,589[8]	$ 7,659[9]	$13,766[10]
	2008	— [11]	—	—	$34,757	$7,416	$ 64	$17,741
	2007	— [11]	—	—	$34,676	$9,210	$ 79	$ 9,211
Ivan M. Szeftel	2009	$14,069	$18,364	$415	$12,257	$ 83	—	$31,434[12]
	2008	$15,715	$25,575	$415	$11,470	$ 83	—	$32,960
	2007	$14,816	$34,693	$652	$10,999	$ 55	—	$37,128

(1) This amount represents $1,958 in supplemental life insurance premiums.

(2) Pursuant to the terms of Mr. Parks' transition agreement discussed under the captions "Plans or Agreements Governing Certain Elements of Executive Compensation" and "Transition Agreement" above, the amounts included in this column are to be paid or reimbursed in 2010 and later, but are included here due to Mr. Parks' resignation as executive chairman. These amounts include $842,000 to be paid from January 2010 through November 2010 as well as $2,145 in supplemental life insurance premiums for 2010; $7,902 in personal use of a country club membership for 2010; $741 in life insurance premiums for 2010; $83 in disability insurance premiums for 2010; and $53,751 in medical and dental insurance premiums for Mr. Parks and his spouse, each through age 65. The amounts for medical, dental, life and disability insurance premiums are estimates based on 2009 actuals.

(3) This amount includes $2,145 in supplemental life insurance premiums, personal use of a country club membership and $2,085 in travel and related expenses for his spouse in connection with company events.

(4) Amounts included for Mr. Pearson are shown in US Dollars but were paid to Mr. Pearson in Canadian Dollars. To convert the amounts paid to US Dollars, we used the prevailing exchange rate as of the last business day of the applicable year (for 2009 amounts, an exchange rate of 0.9506 US Dollars per Canadian Dollar; for 2008 amounts, an exchange rate of 0.8218 US Dollars per Canadian Dollar; and for 2007 amounts, an exchange rate of 1.01936 US Dollars per Canadian Dollar).

(5) This amount represents the company's contributions to Mr. Pearson's account pursuant to the LoyaltyOne Defined Profit Sharing Plan ("LoyaltyOne DPSP").

(6) This amount represents the company's contributions to Mr. Pearson's account pursuant to the LoyaltyOne SERP.

(7) This amount includes medical and dental insurance premiums, $50,496 in required employer health tax, and a wellness program for emergency medical assistance outside of Canada.

(8) This amount includes both short-term and long-term disability insurance premiums.

(9) This amount represents travel insurance policies and $7,586 in reimbursements for US income taxes paid to Mr. Pearson and a corresponding gross-up to offset additional Canadian income taxes due from Mr. Pearson as a result of this payment. Because Mr. Pearson resides in Canada and has responsibilities in both Canada and the US, Mr. Pearson is subject to income taxes in both the US and Canada. Any credit received by Mr. Pearson against his Canadian income taxes as a result of this payment will be due and owing to us by Mr. Pearson.

(10) This amount includes $8,590 in supplemental life insurance premiums, $2,406 in company subsidized parking, personal use of a country club membership and $2,012 in travel and related expenses for his spouse in connection with company events. Each of these items were either reimbursed directly to Mr. Pearson or directly paid on behalf of Mr. Pearson.

(11) Mr. Pearson did not participate in the LoyaltyOne Registered Retirement Savings Plan during 2007 and 2008; hence, no company contributions to his account pursuant to the terms of the LoyaltyOne DPSP.

(12) This amount includes $5,389 in supplemental life insurance premiums, $23,234 in commuting and housing expenses and $2,811 in travel and related expenses for his spouse in connection with company events. Each of these items were either reimbursed directly to Mr. Szeftel or directly paid on behalf of Mr. Szeftel.

Fiscal Year 2009
Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to the NEOs in 2009, including performance-based cash incentive compensation awards and restricted stock unit awards. Each award is shown separately for each NEO, with the corresponding vesting schedule for each equity award in the footnotes following this table.

Name	Grant Date	Date Authorized by the Board of Directors or Compensation Committee (relative to option awards)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under-Lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Grant Date (relative to option awards)	Full Grant Date Fair Value of Equity Awards Granted in 2009
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Edward J. Heffernan ...	2/23/09						60,000[3]						$1,663,200
Edward J. Heffernan ...			$234,375	$ 937,500	$1,875,000								
Charles L. Horn	12/21/09						4,896[4]						$ 315,302
Bryan J. Kennedy	2/23/09						22,347[5]						$ 619,459
Bryan J. Kennedy	2/23/09						30,000[6]						$ 831,600
Bryan J. Kennedy	3/2/09						10,000[7]						$ 276,200
Bryan J. Kennedy			$ 97,500	$ 390,000	$ 780,000								
Michael D. Kubic	2/23/09						10,000[8]						$ 277,200
Michael D. Kubic			$ 37,500	$ 150,000	$ 300,000								
J. Michael Parks	3/27/09						52,000[9]						$1,889,680
J. Michael Parks			$277,875	$1,111,500	$2,223,000								
Bryan A. Pearson	2/23/09						40,000[10]						$1,108,800
Bryan A. Pearson[11] ...			$111,220	$ 444,881	$ 889,762								
Ivan M. Szeftel	2/23/09						45,000[12]						$1,247,400
Ivan M. Szeftel			$155,610	$ 622,440	$1,244,880								

(1) Awards shown in this column were granted pursuant to the Executive Annual Incentive Plan. Actual payout amounts of these awards have already been determined and were paid in February 2010, and are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above.

(2) Full grant date fair value of equity awards granted in 2009 is computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718 and reflects the total amount of the award to be spread over the applicable vesting period. The amount recognized for financial reporting purposes under ASC 718 of the target awards granted is included in the Stock Awards and Option Awards columns of the Summary Compensation Table above.

(3) The award is for 60,000 shares of common stock represented by performance-based restricted stock units, which could be adjusted down at the time of vesting. On 2/23/10, 88% of the original award of 60,000 performance-based restricted stock units granted on 2/23/09, or 52,800 units, were earned and the restrictions on 17,424 units lapsed. The restrictions will lapse on 17,424 units on 2/23/11 and on 17,952 units on 2/23/12.

(4) The award is for 4,896 shares of common stock represented by time-based restricted stock units. The restrictions will lapse on 1,615 shares on 12/21/10, on 1,616 shares on 12/21/11 and on 1,665 shares on 12/21/12.

(5) The award is for 22,347 shares of common stock represented by time-based restricted stock units. The restrictions lapsed on 11,173 shares on 2/23/10 and will lapse on 11,174 shares on 2/23/11.

(6) The award is for 30,000 shares of common stock represented by performance-based restricted stock units, which could be adjusted down at the time of vesting. On 2/23/10, 88% of the original award of 30,000 performance-based restricted stock units granted on 2/23/09, or 26,400 units, were earned and the restrictions on 8,712 units lapsed. The restrictions will lapse on 8,712 units on 2/23/11 and on 8,976 units on 2/23/12.

(7) The award is for 10,000 shares of common stock represented by performance-based restricted stock units, which could be adjusted down at the time of vesting. On 2/23/10, 88% of the original award of 10,000 performance-based restricted stock units granted on 3/2/09, or 8,800 units, were earned and the restrictions on 2,904 units lapsed. The restrictions will lapse on 2,904 units on 2/23/11 and on 2,992 units on 2/23/12.

(8) The award is for 10,000 shares of common stock represented by performance-based restricted stock units, which could be adjusted down at the time of vesting. On 2/23/10, 88% of the original award of 10,000 performance-based restricted stock units granted on 2/23/09, or 8,800 units, were earned and the restrictions on 2,904 units lapsed. The restrictions will lapse on 2,904 units on 2/23/11 and on 2,992 units on 2/23/12.

(9) The award is for 52,000 shares of common stock represented by time-based restricted stock units. The restrictions will lapse on 26,000 shares on each of 3/1/11 and 3/1/12.

(10) The award is for 40,000 shares of common stock represented by performance-based restricted stock units, which could be adjusted down at the time of vesting. On 2/23/10, 88% of the original award of 40,000 performance-based restricted stock units granted on 2/23/09, or 35,200 units, were earned and the restrictions on 11,616 units lapsed. The restrictions will lapse on 11,616 units on 2/23/11 and on 11,968 units on 2/23/12.

(11) Amounts included for Mr. Pearson are shown in US Dollars but were paid to Mr. Pearson in Canadian Dollars. We used an exchange rate of 0.9506 US Dollars per Canadian Dollar, which was the prevailing exchange rate as of December 31, 2009, the last business day of the year, to convert the amounts paid to US Dollars.

(12) The award is for 45,000 shares of common stock represented by performance-based restricted stock units, which could be adjusted down at the time of vesting. On 2/23/10, 88% of the original award of 45,000 performance-based restricted stock units granted on 2/23/09, or 39,600 units, were earned and the restrictions on 13,068 units lapsed. The restrictions will lapse on 13,068 units on 2/23/11 and on 13,464 units on 2/23/12.

Fiscal Year 2009
Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock options and restricted stock units by the NEOs. This table includes unexercised and unvested stock options and unvested restricted stock units. Each equity award is shown separately for each NEO, with the corresponding vesting schedule for each award in the footnotes following this table.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options— Exercisable (#)	Number of Securities Underlying Unexercised Options— Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number Of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Edward J. Heffernan	28,699			$24.03	6/23/13				
Edward J. Heffernan	34,735			$31.38	2/2/14				
Edward J. Heffernan	19,337			$41.32	2/3/15				
Edward J. Heffernan	21,482			$43.01	2/13/16				
Edward J. Heffernan	10,047	5,176[2]		$63.35	2/21/17				
Edward J. Heffernan						58,528[3]	$3,780,324		
Edward J. Heffernan						68,844[4]	$4,446,634		
Edward J. Heffernan						60,000[5]	$3,875,400		
Edward J. Heffernan								10,483[6]	$677,097
Charles L. Horn						4,896[7]	$ 316,233		
Bryan J. Kennedy	15,000			$43.20	11/17/14				
Bryan J. Kennedy	7,724			$43.01	2/13/16				
Bryan J. Kennedy	3,215	1,657[8]		$63.35	2/21/17				
Bryan J. Kennedy						42,951[9]	$2,774,205		
Bryan J. Kennedy						24,321[10]	$1,570,893		
Bryan J. Kennedy						30,000[11]	$1,937,700		
Bryan J. Kennedy						10,000[12]	$ 645,900		
Michael D. Kubic	1			$12.00	6/8/11				
Michael D. Kubic	11,000			$31.38	2/2/14				
Michael D. Kubic	11,000			$41.32	2/3/15				
Michael D. Kubic	4,472			$43.01	2/13/16				
Michael D. Kubic	2,009	1,036[13]		$63.35	2/21/17				
Michael D. Kubic						11,194[14]	$ 723,020		
Michael D. Kubic						13,144[15]	$ 848,971		
Michael D. Kubic						10,000[16]	$ 645,900		
J. Michael Parks	47,888			$12.00	6/7/11				
J. Michael Parks	106,203			$24.03	6/23/13				
J. Michael Parks	129,291			$31.38	2/2/14				
J. Michael Parks	58,626			$41.32	2/3/15				
J. Michael Parks	64,572			$43.01	2/13/16				
J. Michael Parks	27,329	14,079[17]		$63.35	2/21/17				
J. Michael Parks						114,312[18]	$7,383,412		
J. Michael Parks						68,844[19]	$4,446,634		

Name	Option Awards: Number of Securities Underlying Unexercised Options— Exercisable (#)	Number of Securities Underlying Unexercised Options— Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number Of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Bryan A. Pearson	8,000			$24.03	6/23/13				
Bryan A. Pearson	16,000			$31.38	2/2/14				
Bryan A. Pearson	20,000			$41.32	2/3/15				
Bryan A. Pearson	12,346			$41.32	2/3/15				
Bryan A. Pearson	7,724			$43.01	2/13/16				
Bryan A. Pearson	3,054	1,574[20]		$63.35	2/21/17				
Bryan A. Pearson						42,915[21]	$2,771,880		
Bryan A. Pearson						51,633[22]	$3,334,975		
Bryan A. Pearson						40,000[23]	$2,583,600		
Ivan M. Szeftel	42,528			$24.03	6/23/13				
Ivan M. Szeftel	42,103			$31.38	2/2/14				
Ivan M. Szeftel	27,113			$41.32	2/3/15				
Ivan M. Szeftel	29,859			$43.01	2/13/16				
Ivan M. Szeftel	11,454	5,901[24]		$63.35	2/21/17				
Ivan M. Szeftel						58,836[25]	$3,800,217		
Ivan M. Szeftel						68,844[26]	$4,446,634		
Ivan M. Szeftel						45,000[27]	$2,906,550		
Ivan M. Szeftel								10,677[28]	$689,627

(1) Market values of the restricted stock unit awards shown in this table are based on the closing market price of our common stock as of December 31, 2009, which was $64.59, and assumes the satisfaction of the applicable vesting conditions.

(2) These 5,176 options subsequently vested on 2/21/10.

(3) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 29,944 units on 2/21/10; the restrictions are scheduled to lapse on 28,584 units in February 2011.

(4) Stock units subject to performance-based restrictions. The restrictions may lapse on 33,908 units in February 2010 and on 34,936 units in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods. The restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target. In March 2009, the Company determined that it was no longer probable that the operating cash flow targets associated with these performance-based restricted stock units would be achieved. As a result, these performance-based restricted stock units are not expected to vest and the award agreement was amended in October 2009 to reflect that if vesting occurs, they will be paid in cash.

(5) Stock units subject to performance-based restrictions. On 2/23/10, 88% of the original award of 60,000 performance-based restricted stock units granted on 2/23/09, or 52,800 units, were earned and the restrictions on 17,424 units lapsed. The restrictions will lapse on 17,424 units on 2/23/11 and on 17,952 units on 2/23/12.

(6) Stock units subject to performance-based restrictions. On 2/21/10, based on meeting a cash EPS growth hurdle for 2007, the restrictions lapsed on 10,483 units.

(7) Stock units subject to time-based restrictions. The restrictions are scheduled to lapse on 1,615 units on 12/21/10, on 1,616 units on 12/21/11 and on 1,665 units on 12/21/12.

(8) These 1,657 options subsequently vested on 2/21/10.

(9) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 10,506 units on 2/21/10, and on 11,173 units on 2/23/10; the restrictions are scheduled to lapse on 10,098 units in February 2011 and on 11,174 units on 2/23/11.

(10) Stock units subject to performance-based restrictions. The restrictions may lapse on 11,979 units in February 2010 and on 12,342 units in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods. The restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target. In March 2009, the Company determined that it was no longer probable that the operating cash flow targets associated with these performance-based restricted stock units would be achieved. As a result, these performance-based restricted stock units are not expected to vest and the award agreement was amended in October 2009 to reflect that if vesting occurs, they will be paid in cash.

(11) Stock units subject to performance-based restrictions. On 2/23/10, 88% of the original award of 30,000 performance-based restricted stock units granted on 2/23/09, or 26,400 units, were earned and the restrictions on 8,712 units lapsed. The restrictions will lapse on 8,712 units on 2/23/11 and on 8,976 units on 2/23/12.

(12) Stock units subject to performance-based restrictions. On 2/23/10, 88% of the original award of 10,000 performance-based restricted stock units granted on 3/2/09, or 8,800 units, were earned and the restrictions on 2,904 units lapsed. The restrictions will lapse on 2,904 units on 2/23/11 and on 2,992 units on 2/23/12.
(13) These 1,036 options subsequently vested on 2/21/10.
(14) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 5,737 units on 2/21/10; the restrictions are scheduled to lapse on 5,457 units in February 2011.
(15) Stock units subject to performance-based restrictions. The restrictions may lapse on 6,474 units in February 2010 and on 6,670 units in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods. The restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target. In March 2009, the Company determined that it was no longer probable that the operating cash flow targets associated with these performance-based restricted stock units would be achieved. As a result, these performance-based restricted stock units are not expected to vest and the award agreement was amended in October 2009 to reflect that if vesting occurs, they will be paid in cash. These units were subsequently forfeited.
(16) Stock units subject to performance-based restrictions. On 2/23/10, 88% of the original award of 10,000 performance-based restricted stock units granted on 2/23/09, or 8,800 units, were earned and the restrictions on 2,904 units lapsed. The restrictions will lapse on 2,904 units on 2/23/11 and the remaining 2,992 units were forfeited.
(17) These 14,079 options subsequently vested on 2/21/10.
(18) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 33,728 units on 2/21/10; the restrictions are scheduled to lapse on 28,584 units in February 2011, on 26,000 units on 3/1/11 and on 26,000 units on 3/1/12.
(19) Stock units subject to performance-based restrictions. The restrictions may lapse on 33,908 units in February 2010 and on 34,936 units in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods. The restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target. In March 2009, the Company determined that it was no longer probable that the operating cash flow targets associated with these performance-based restricted stock units would be achieved. As a result, these performance-based restricted stock units are not expected to vest and the award agreement was amended in October 2009 to reflect that if vesting occurs, they will be paid in cash.
(20) These 1,574 options subsequently vested on 2/21/10.
(21) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 21,476 units on 2/21/10; the restrictions are scheduled to lapse on 21,439 units in February 2011.
(22) Stock units subject to performance-based restrictions. The restrictions may lapse on 25,431 units in February 2010 and on 26,202 units in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods. The restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target. In March 2009, the Company determined that it was no longer probable that the operating cash flow targets associated with these performance-based restricted stock units would be achieved. As a result, these performance-based restricted stock units are not expected to vest and the award agreement was amended in October 2009 to reflect that if vesting occurs, they will be paid in cash.
(23) Stock units subject to performance-based restrictions. On 2/23/10, 88% of the original award of 40,000 performance-based restricted stock units granted on 2/23/09, or 35,200 units, were earned and the restrictions on 11,616 units lapsed. The restrictions will lapse on 11,616 units on 2/23/11 and on 11,968 units on 2/23/12.
(24) These 5,901 options subsequently vested on 2/21/10.
(25) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 30,252 units on 2/21/10; the restrictions are scheduled to lapse on 28,584 units in February 2011.
(26) Stock units subject to performance-based restrictions. The restrictions may lapse on 33,908 units in February 2010 and on 34,936 units in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods. The restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target. In March 2009, the Company determined that it was no longer probable that the operating cash flow targets associated with these performance-based restricted stock units would be achieved. As a result, these performance-based restricted stock units are not expected to vest and the award agreement was amended in October 2009 to reflect that if vesting occurs, they will be paid in cash.
(27) Stock units subject to performance-based restrictions. On 2/23/10, 88% of the original award of 45,000 performance-based restricted stock units granted on 2/23/09, or 39,600 units, were earned and the restrictions on 13,068 units lapsed. The restrictions will lapse on 13,068 units on 2/23/11 and on 13,464 units on 2/23/12.
(28) Stock units subject to performance-based restrictions. On 2/21/10, based on meeting a cash EPS growth hurdle for 2007, the restrictions lapsed on 10,677 units.

Proxy

Fiscal Year 2009
Option Exercises and Stock Vested

The following table provides information on stock option exercises and restricted stock units vested during 2009.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Edward J. Heffernan	—	—	72,089[(1)]	$2,109,179
Charles L. Horn	—	—	—	—
Bryan J. Kennedy	—	—	23,563[(2)]	$ 690,198
Michael D. Kubic	6,611	$ 312,452	12,833[(3)]	$ 376,201
J. Michael Parks	354,631	$15,895,869	76,659[(4)]	$2,290,210
Bryan A. Pearson	—	—	47,987	$1,396,540
Ivan M. Szeftel	52,001	$ 2,190,484	73,678[(5)]	$2,164,630

(1) Of the 72,089 shares acquired by Mr. Heffernan on vesting, 22,971 shares were withheld to pay withholding taxes.
(2) Of the 23,563 shares acquired by Mr. Kennedy on vesting, 6,330 shares were withheld to pay withholding taxes.
(3) Of the 12,833 shares acquired by Mr. Kubic on vesting, 3,525 shares were withheld to pay withholding taxes.
(4) Of the 76,659 shares acquired by Mr. Parks on vesting, 24,740 shares were withheld to pay withholding taxes.
(5) Of the 73,678 shares acquired by Mr. Szeftel on vesting, 25,624 shares were withheld to pay withholding taxes.

All values in this table reflect gross amounts before payment of any applicable withholding tax and broker commissions. For Stock Awards, the value realized on vesting is calculated by multiplying the number of shares vested by the average of the high and low prices of our common stock on the New York Stock Exchange during the trading hours on the date of vesting.

Nonqualified Deferred Compensation

The table below provides information on the nonqualified deferred compensation of the NEOs in 2009, including contributions by each NEO and by the company and earnings on contributions credited during 2009.

Name	Executive Contributions in Last Fiscal Year ($)[(1)]	Registrant Contributions in Last Fiscal Year ($)[(2)]	Aggregate Earnings in Last Fiscal Year ($)[(3)]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Edward J. Heffernan	$223,334	$17,249	$ 89,743	$ 0	$1,199,982
Charles L. Horn[(4)]	$ 0	$ 0	$ 0	$ 0	$ 0
Bryan J. Kennedy	$ 0	$ 7,088	$ 3,857	$ 0	$ 49,925
Michael D. Kubic	$ 14,547	$ 4,100	$ 17,072	$ 0	$ 214,126
J. Michael Parks	$ 0	$18,364	$221,514	$(2,828,553)[(5)]	$ 0
Bryan A. Pearson[(6)]	$ 0	$41,188	$ 4,222	$ 0	$ 45,410
Ivan M. Szeftel	$ 55,877	$18,364	$ 97,135	$ 0	$1,223,614

(1) All amounts in this column were included in the Salary and Non-Equity Incentive Compensation columns of the Summary Compensation Table above.
(2) All amounts in this column were included in the All Other Compensation column of the Summary Compensation Table above.
(3) The amounts in this column include all interest accrued on contributions under the Executive Deferred Compensation Plan for U.S. executives. The above-market portion of such earnings, as defined by the SEC, is included in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table above. For Mr. Pearson, the amount in this column reflects the deemed investment earnings (losses) credited pursuant to the terms of the LoyaltyOne SERP.
(4) Mr. Horn commenced his position as chief financial officer at Alliance Data on December 7, 2009. Therefore, he became eligible for Alliance Data's Executive Deferred Compensation Plan ("EDCP") in December 2009 and elected to enroll in the EDCP in January 2010.
(5) Mr. Parks' EDCP account balance was distributed to him in its entirety on December 18, 2009.
(6) Mr. Pearson is a Canadian executive. As a result, he is not eligible for Alliance Data's EDCP which is offered to U.S. executives. Beginning in 2009, Mr. Pearson did participate in both the LoyaltyOne DPSP and the LoyaltyOne SERP.

Potential Payments upon Termination or Change in Control

The following tables show estimated payouts to our NEOs in the event of a termination of employment under the circumstances described under the caption "Termination Following a Change in Control," and assuming such event occurred as of December 31, 2009. In accordance with rules prescribed by the SEC, the amounts included with respect to equity awards have been calculated using the closing price of our common stock on December 31, 2009, which was $64.59. A change in control, however, did not occur on December 31, 2009 and the employment of our NEOs was not terminated on that date.

Messrs. Horn, Kennedy, Kubic and Pearson do not have any contractual payments due upon any termination or change in control as of December 31, 2009 and are therefore not included in the information shown below. Pursuant to our long-term equity grant agreements, in the event of a change in control, if the compensation committee fails to exercise its discretion to accelerate the award or fails to provide for the award's assumption, substitution or other continuation, such awards would automatically vest prior to such change in control, resulting in a payout of $316,233, $6,930,753, $2,219,176, $11,847,504 and $8,692,407, respectively to each of Messrs. Horn, Kennedy, Kubic, Parks and Pearson assuming such change in control occurred on December 31, 2009.

Mr. Parks resigned as our executive chairman of the board of directors effective December 10, 2009 and amounts payable to him based on this actual termination of employment are described in detail under the captions "Plans or Agreements Governing Certain Elements of Executive Compensation" and "Transition Agreement" above, including certain amounts set forth in the "Other" column of our "All Other Compensation" table. In addition, Mr. Parks' transition agreement provides for payments linked to his performance under certain restrictive covenants through November 2014.

The actual amounts that will be paid or provided to either Mr. Heffernan or Mr. Szeftel upon an event described below (if such an event were to occur) may differ from the amounts shown.

Edward J. Heffernan

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other than in Connection with a Change in Control
Severance Amount	$ 3,375,000[(1)]	—
Pro Rata Target Cash Incentive Compensation for 2009	$ 937,500[(2)]	—
Benefits	$ 24,680	—
Value of Accelerated Equity	$12,785,873[(3)]	—
Excise Tax and Gross-Up[(4)]	—	—

(1) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Heffernan's current base salary and target cash incentive compensation.

(2) Represents Mr. Heffernan's target annual cash bonus prorated for the portion of the year worked, which in this case is the full year, pursuant to the change in control agreement.

(3) Represents the intrinsic value of Mr. Heffernan's accelerated stock options and the value of Mr. Heffernan's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2009, calculated in each case using the closing price of our common stock on December 31, 2009 ($64.59).

(4) We have determined that the payments to Mr. Heffernan in the event of a qualifying termination following a change in control event on December 31, 2009 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

Ivan M. Szeftel

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination Without Cause or Termination by Executive Officer for Good Reason Other than in Connection with a Change in Control	Termination for Any Other Reason
Severance Amount	$ 2,232,880(1)	$494,000(2)	—
Pro Rata Target Cash Incentive Compensation for 2009	$ 622,440(3)	—	—
Benefits	$ 24,680	$ 12,340(4)	—
Value of Accelerated Equity	$11,850,346(5)	—	—
Excise Tax and Gross-Up(6)	—	—	—

(1) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Szeftel's current base salary and target cash incentive compensation.

(2) Represents the severance amount pursuant to Mr. Szeftel's employment agreement, as described above, and is equal to 12 months current base salary.

(3) Represents Mr. Szeftel's target annual cash bonus prorated for the portion of the year worked, which in this case is the full year, pursuant to the change in control agreement.

(4) Depending on how we elect to pay Mr. Szeftel the severance amount, benefits may or may not be continued during the one year severance period.

(5) Represents the intrinsic value of Mr. Szeftel's accelerated stock options and the value of Mr. Szeftel's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2009, calculated in each case using the closing price of our common stock on December 31, 2009 ($64.59).

(6) We have determined that the payments to Mr. Szeftel in the event of a qualifying termination following a change in control event on December 31, 2009 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

Director Compensation

Members of our board of directors who are also officers or employees of our Company do not receive compensation for their services as directors. All directors are reimbursed for reasonable out-of-pocket expenses incurred while serving on the board of directors and any committee of the board of directors. Non-employee director compensation typically includes an annual cash retainer, cash meeting fees and annual equity awards consisting of restricted stock units. We typically target total non-employee director compensation in the third quartile of comparable public companies. We feel this approach to non-employee director compensation is appropriate because: (1) we are a public company; (2) there is an increased focus on corporate governance, which has been a corresponding drain to the available talent pool for directors; and (3) we want to align our non-employee director compensation plan with our executive compensation plans.

For the 2008-2009 service term of the board of directors, which began in June 2008 and ended in June 2009, the non-employee directors had the opportunity to receive the annual cash retainer in the form of equity in lieu of cash. Non-employee director compensation for the 2008-2009 service term of the board of directors included:

- an annual cash retainer of $60,000;
- audit committee chair retainer of $10,000;
- audit committee member retainer of $2,500;
- compensation committee chair retainer of $5,000;
- nominating/corporate governance committee chair retainer of $5,000;
- a cash fee per committee meeting for committee members (other than committee chairs) of $1,000;
- a cash fee per committee meeting for committee chairs of $1,500; and
- an annual equity award valued at $80,000.

The non-employee director compensation package for the 2009 – 2010 service term of the board of directors, which began in June 2009 and ends in June 2010 remained unchanged except non-employee directors had the opportunity to receive committee retainers and meeting fees, in addition to the annual cash retainer, in the form of equity in lieu of cash.

The following table provides information concerning the compensation of our non-employee directors for the fiscal year ended December 31, 2009.

Name[(1)]	Fees Earned or Paid in Cash[(2)] ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bruce K. Anderson	$ 47,500	$108,191	—	—	—	—	$155,691
Roger H. Ballou	$ 93,875	$ 88,610	—	—	$1,867	—	$184,352
Lawrence M. Benveniste, Ph.D.	$ 23,000	$137,686	—	—	$1,313	—	$161,999
D. Keith Cobb	$110,000	$ 78,654	—	—	—	—	$188,654
E. Linn Draper, Jr., Ph.D.	$ 23,500	$137,686	—	—	$1,277	—	$162,463
Kenneth R. Jensen	$ 94,000	$ 78,654	—	—	—	—	$172,654
Robert A. Minicucci	$ 29,000	$142,602	—	—	—	—	$171,602

(1) Edward J. Heffernan and J. Michael Parks are not included in this table because each was an executive officer of the company during 2009 and thus received no compensation for his service as a director. The compensation received by each of Messrs. Heffernan and Parks as executive officers of the company is shown in the Summary Compensation Table above.

(2) This column includes $15,000 deferred by Mr. Ballou pursuant to the Non-Employee Director Deferred Compensation Plan. Messrs. Benveniste, Draper and Minicucci each elected to receive 100%, Mr. Anderson 50%, and Mr. Ballou 15%, of their annual cash retainer and committee retainer in the form of equity in lieu of cash for the 2009-2010 service term.

The annual cash amounts, other than the committee meeting fees, and equity awards, if any, are paid at the beginning of the director's service year, and prior year committee meeting fees are paid at the end of the service year. While any restricted stock granted in prior years vested immediately, time-based restrictions on the restricted stock units granted to non-employee directors in 2009 will lapse on the earlier of (1) June 30, 2019 or (2) termination of the director's service on our board of directors. The exercise price for stock options granted in prior years is the fair market value of our common stock on the date of the grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant. The stock options granted to directors vest ratably over the remaining one, two or three years of that director's service term at the time of grant. This means that in addition to length of tenure, the number of exercisable and unexercisable stock options held by each director varies by class of director. Stock options expire ten years after the date of grant, if unexercised. In addition, non-employee directors may not sell or otherwise transfer any shares of our stock received as compensation for their service until one year after their service on the board of directors terminates.

We offer our non-employee directors the option to defer up to 50% of their cash compensation under our Non-Employee Director Deferred Compensation Plan. Any non-employee director is eligible to participate in the Non-Employee Director Deferred Compensation Plan. To be eligible to make contributions, a director must complete and file an enrollment form prior to the beginning of the calendar year in which the director performs the services for which the election is to be effective. The only non-employee director who elected to make such a deferral in 2009 was Mr. Ballou. Participants in the Non-Employee Director Deferred Compensation Plan are always 100% vested in their contributions and related earnings. The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are comprised entirely of above-market earnings on compensation deferred pursuant to the Non-Employee Director Deferred Compensation Plan, as described below. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 8.5% annual interest rate credited by the company on contributions during 2009. This interest rate may be adjusted periodically by the committee of management that administers the Non-Employee Director Deferred Compensation Plan, which committee also administers the Executive Deferred Compensation Plan.

The amounts reported in the Stock Awards and Option Awards columns reflect the dollar amount, without any reduction for risk of forfeiture, of the estimate of the aggregate compensation cost to be recognized over the service period as of the grant date under FASB ASC Topic 718. Awards granted in 2009 and included in the Stock Awards column were granted pursuant to the 2005 Long Term Incentive Plan, discussed in further detail above under the caption "Equity Incentive Compensation."

We have also entered into an indemnification agreement with each of our directors. These indemnification agreements contain substantially the same terms as described above with respect to our executive officers.

Director Aggregate Outstanding Equity Awards at Fiscal Year-End

Name	Stock Awards (#)	Option Awards Exercisable (#)	Option Awards Unexercisable (#)
Bruce K. Anderson	7,793(1)	57,991	—
Roger H. Ballou	6,807(2)	15,991	—
Lawrence M. Benveniste, Ph.D.	7,416(3)	9,783	—
D. Keith Cobb	4,964(4)	9,783	—
E. Linn Draper, Jr., Ph.D.	6,972(5)	7,205	—
Kenneth R. Jensen	7,078(6)	57,991	—
Robert A. Minicucci	8,626(7)	57,991	—

(1) Includes 2,786 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates; 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors; and 2,619 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the Company's board of directors.

(2) Includes 2,786 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates; 1,876 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors; and 2,145 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the Company's board of directors.

(3) Includes 1,695 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates; 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors; and 3,333 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the Company's board of directors.

(4) Includes 1,695 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates; 1,365 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors; and 1,904 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the Company's board of directors.

(5) Includes 1,251 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates; 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors; and 3,333 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the Company's board of directors.

(6) Includes 2,786 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates; 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors; and 1,904 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the Company's board of directors.

(7) Includes 2,786 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates; 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors; and 3,452 restricted stock units on which the restrictions will lapse on the earlier of (i) June 30, 2019 or (ii) termination of the director's service on the Company's board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 9, 2010 (or such other date as set forth below): (1) by each director and nominee for director; (2) by each of the named executive officers included in the Summary Compensation Table set forth under the caption "Director and Executive Compensation"; (3) by all of our directors and executive officers as a group; and (4) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock. Except as otherwise indicated, the named beneficial owner has sole voting and investment power with respect to the shares held by such beneficial owner. The shares owned by our directors and executive officers, as indicated below, may be pledged pursuant to the terms of the individual's customary brokerage agreements.

Name of Beneficial Owner	Shares Beneficially Owned[1]	Percent of Shares Beneficially Owned[1]
Bruce K. Anderson[2]	860,782	1.6%
Roger H. Ballou[3]	20,277	*
Lawrence M. Benveniste, Ph.D.[4]	11,478	*
D. Keith Cobb[5]	12,278	*
E. Linn Draper, Jr., Ph.D.[6]	8,456	*
Edward J. Heffernan[7]	204,605	*
Charles L. Horn	0	*
Kenneth R. Jensen[8]	70,777	*
Bryan J. Kennedy[9]	64,796	*
Michael D. Kubic[10]	3,045	*
Robert A. Minicucci[11]	154,500	*
J. Michael Parks[12]	583,515	1.1%
Bryan J. Pearson[13]	123,790	*
Ivan M. Szeftel[14]	268,385	*
All directors and executive officers as a group (13 individuals)[15]	1,980,059	3.8%
Bank of America Corporation[16] 100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, North Carolina 28255	2,987,630	5.7%
BlackRock, Inc.[17] 40 East 52nd Street New York, New York 10022	3,582,704	6.8%
FMR LLC[18] 82 Devonshire Street Boston, Massachusetts 02109	5,291,946	10.0%
Invesco Ltd.[19] 1555 Peachtree Street NE Atlanta, Georgia 30309	3,003,595	5.7%
Waddell & Reed Financial, Inc.[20] 6300 Lamar Avenue Overland Park, Kansas 66202	2,880,375	5.5%
Wellington Management Company, LLP[21] 75 State Street Boston, Massachusetts 02109	3,527,970	6.7%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable, or exercisable within 60 days of April 9, 2010, are deemed to be beneficially owned. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. The percentage of shares beneficially owned is based upon 52,731,086 shares of common stock outstanding as of April 9, 2010. In the second quarter of 2009, we entered into prepaid forward transactions pursuant to which we

purchased 1,857,400 shares of our common stock, which are to be delivered over a settlement period in 2014. These shares are treated as retired for purposes of calculating our shares outstanding, but remain outstanding for certain corporate law purposes, including stockholder votes.

(2) Includes options to purchase 15,991 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(3) Includes options to purchase 15,991 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(4) Includes options to purchase 9,783 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(5) Includes options to purchase 9,783 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(6) Includes options to purchase 7,205 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(7) Includes options to purchase 119,476 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(8) Includes options to purchase 57,991 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(9) Includes options to purchase 27,596 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(10) Includes options to purchase 3,045 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(11) Includes options to purchase 15,991 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(12) Includes options to purchase 447,988 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(13) Includes options to purchase 68,698 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(14) Includes options to purchase 158,958 shares of common stock, which are exercisable within 60 days of April 9, 2010.
(15) Includes options to purchase an aggregate of 649,056 shares of common stock, which are exercisable within 60 days of April 9, 2010 held by Messrs. Anderson, Ballou, Benveniste, Cobb, Draper, Heffernan, Horn, Jensen, Kennedy, Minicucci, Pearson, Szeftel and Utay.
(16) Based on a Schedule 13G filed with the SEC on January 28, 2010, reporting shared dispositive power with respect to an aggregate of 2,982,405 shares of common stock and shared voting power with respect to an aggregate of 2,987,630 shares of common stock, including (i) 1,322,601 shares beneficially owned by Bank of America, N.A.; (ii) 434,597 shares beneficially owned by Columbia Management Advisors, LLC; (iii) 34,409 beneficially owned by Bank of America Investment Advisors, Inc. ; (iv) 1,580,929 beneficially owned by Merrill Lynch, Pierce, Fenner & Smith, Inc.; and 84,100 beneficially owned by Merrill Lynch International.
(17) Based on a Schedule 13G filed with the SEC on January 29, 2010, BlackRock, Inc. beneficially owns 3,582,704 shares of common stock, over which it has sole voting and dispositive power.
(18) Based on a Schedule 13G/A filed with the SEC on February 16, 2010, each of FMR LLC and its chairman Edward C. Johnson 3d beneficially owns 5,291,946 shares of common stock over which they have sole dispositive power with respect to all of such shares and over which they have sole voting power with respect to 19,380 of such shares.
(19) Based on a Schedule 13G filed with the SEC on February 11, 2010, reporting sole voting and dispositive power with respect to an aggregate of 3,003,595 shares of common stock by each of the following subsidiaries of Invesco Ltd.: (i) Invesco Aim Advisors, Inc. has sole voting power over 2,819,934 shares and sole dispositive power over 2,853,714 shares; (ii) Invesco National Trust Company has sole voting power over 70,688 shares and sole dispositive power over 84,536 shares; (iii) Invesco PowerShares Capital Management has sole voting and dispositive power over 24,401 shares; (iv) Invesco Aim Private Asset Management, Inc. has sole voting and dispositive power over 24,269 shares; (v) Invesco Taiwan Limited has sole voting and dispositive power over 10,000 shares; (vi) Stein Roe Investment Counsel, Inc. has sole voting power over 1,503 shares and sole dispositive power over 6,580 shares; and (vii) Invesco PowerShares Capital Management Ireland Ltd. has sole voting and dispositive power over 95 shares.
(20) Based on a Schedule 13G/A filed with the SEC on February 12, 2010, reporting sole voting and dispositive power with respect to an aggregate of 2,880,375 shares of common stock, which may be deemed beneficially owned indirectly by Waddell & Reed Financial, Inc. ("WDR") through each of the following subsidiaries: Waddell & Reed Investment Management Company ("WRIMCO"), Ivy Investment Management Company ("IICO"), Waddell & Reed Financial Services, Inc. ("WRFSI") and Waddell & Reed, Inc. ("WRI"). WRIMCO may be deemed the direct beneficial owner of 2,073,475 shares of common stock, of which it has sole voting and dispositive power as to all such shares, while WRFSI and WRI may each be deemed an indirect beneficial owner of such 2,073,475 shares of common stock. IICO may be deemed the direct beneficial owner of 806,900 shares of common stock, of which it has sole voting and dispositive power as to all such shares.
(21) Based on a Schedule 13G filed with the SEC on February 12, 2010, Wellington Management Company, LLP beneficially owns 3,527,970 shares of common stock over which it has shared voting power with respect to 1,946,739 of such shares and shared dispositive power with respect to all of such shares.

REPORT OF THE AUDIT COMMITTEE

The audit committee of the board of directors assists the board of directors in fulfilling its oversight responsibilities by reviewing: (1) the integrity of the company's financial statements; (2) the company's compliance with legal and regulatory requirements; (3) the independent accountant's qualifications and independence; and (4) the performance of the company's internal audit department. The audit committee appoints, compensates, and oversees the work of the independent accountant. The audit committee reviews with the independent accountant the plans and results of the audit engagement, approves and pre-approves professional services provided by the independent accountant, considers the range of audit and non-audit fees, and reviews the adequacy of the company's financial reporting process. The audit committee met with the independent accountant without the presence of any of the other members of the board of directors or management and met with the full board of directors without the presence of the independent accountant to help ensure the independence of the independent accountant. The board of directors has adopted a written charter for the audit committee, posted at http://www.alliancedata.com.

The audit committee obtained from the independent accountant, Deloitte & Touche LLP, a formal written statement describing all relationships between the company and the independent accountant that might bear on the accountant's independence pursuant to the applicable requirements of the Public Company Accounting Oversight Board, and has discussed with the independent accountant the independent accountant's independence. Based on the foregoing, the audit committee has satisfied itself that the non-audit services provided by the independent accountant are compatible with maintaining the independent accountant's independence. The audit committee reviewed with the independent accountant the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants. The lead audit partner having primary responsibility for the audit and the concurring audit partner will be rotated at least every five years. The audit committee also discussed with management, internal audit, and the independent accountant the quality and adequacy of the company's disclosure controls and procedures. In addition, the audit committee reviewed with internal audit the risk-based audit plan, responsibilities, budget, and staffing.

The audit committee reviewed and discussed with management, internal audit and the independent accountant the company's system of internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The audit committee discussed the classification of deficiencies under standards established by the Public Company Accounting Oversight Board (United States). Management determined and the independent accountant concluded that no identified deficiency, nor the aggregation of same, rose to the level of a material weakness based on the independent accountant's judgment.

The audit committee reviewed and discussed with management and the independent accountant the audited financial statements for the year ended December 31, 2009. Management has the responsibility for the preparation of the financial statements and the reporting process. The independent accountant has the responsibility for the examination of the financial statements and expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States. Based on the review and discussions with management and the independent accountant as described in this report, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC.

This report has been furnished by the current members of the audit committee.

D. Keith Cobb, Chair
Lawrence M. Benveniste
Kenneth R. Jensen

PROPOSAL TWO: APPROVAL OF THE 2010 OMNIBUS INCENTIVE PLAN

The board of directors adopted the 2010 Omnibus Incentive Plan (the "2010 plan") on March 25, 2010, subject to stockholder approval. We recommend approval of the 2010 plan at this time because our 2005 Long Term Incentive Plan terminates on June 30, 2010 and no more grants may be made after that date. The purpose of the 2010 plan is to allow us to continue to attract, retain and reward key talent using equity-based awards. The 2010 plan, as proposed, provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance share awards, cash incentive awards, deferred stock units, and other stock-based and cash-based awards to selected officers, employees, non-employee directors and consultants performing services for us or our affiliates with only employees being eligible to receive incentive stock options. The 2010 plan is an omnibus plan that gives us flexibility to adjust to changing market forces. We believe that the 2010 plan will allow us to maintain competitive market positioning at the third quartile of comparable public companies for total direct compensation, which consists of base salary, target performance-based cash incentive compensation and target long-term equity incentive compensation.

The following table provides the number of shares subject to outstanding awards and the number of shares available for future grants under our equity compensation plans and programs that have been previously approved by stockholders as of March 31, 2010.

Stock Options Outstanding	2,258,799
Weighted Average Exercise Price	$ 36.97
Weighted Average Remaining Term (in years)	4.16
Stock Awards Outstanding	
Stock Awards (to be settled only in shares)	1,618,664
Performance-Based Restricted Stock Units (to be settled only in cash)	926,202(1)
Shares Available for Future Grants	
2005 Long Term Incentive Plan	696,290
Common Shares Outstanding (as of April 9, 2010)	52,731,086(2)

(1) On September 24, 2009, our board of directors amended the 2005 Long Term Incentive Plan to provide that, in addition to settlement in shares of our common stock or other securities, equity awards may be settled in cash. On October 1, 2009, substantially all individual agreements for our 2008 performance-based restricted stock unit awards were amended to reflect that if the award vests any payments shall be made in cash. As a result, the shares formerly underlying these grants are again considered available for future grants under the 2005 Long Term Incentive Plan.

(2) In the second quarter of 2009, we entered into prepaid forward transactions pursuant to which we purchased 1,857,400 shares of our common stock, which are to be delivered over a settlement period in 2014. These shares are treated as retired for purposes of calculating our shares outstanding, but remain outstanding for certain corporate law purposes, including stockholder votes.

Summary of Terms of 2010 Plan

The following is a summary of the important terms of the 2010 plan. The full text of the 2010 plan is attached to this proxy statement as Exhibit A. Please refer to Exhibit A for a more complete description of the terms of the 2010 plan.

Eligibility. Any officers, employees, directors or consultants performing services for us or our affiliates who are selected by our compensation committee may participate in the 2010 plan with only employees being eligible to receive incentive stock options.

Administration. The plan will be administered by the compensation committee, which will have full and final authority to select persons to receive awards, establish the terms of awards, and administer and interpret the 2010 plan in its sole discretion unless authority is specifically reserved to the board of directors under the 2010 plan, our certificate of incorporation or bylaws, or applicable law. Any action of the compensation committee with respect to the 2010 plan will be final, conclusive and binding on all persons. The compensation committee may delegate certain responsibilities to our officers or managers. The board of directors may delegate authority to one or more of our officers to do one or both of the following: (1) designate the officers, employees and consultants who will be granted awards under the 2010 plan; and (2) determine the number of shares subject to specific awards to be granted to officers, employees and consultants.

Effective Date, Plan Termination. The 2010 plan will become effective as of July 1, 2010, subject to stockholder approval. The 2010 plan will terminate on the day preceding the fifth anniversary of the effective date and no award may be granted thereafter.

Stock Subject to the Plan. The aggregate maximum number of shares of our common stock that may be subject to awards under the 2010 plan is 3,000,000. During any calendar year no participant under the 2010 plan may be granted awards with respect to more than 750,000 shares of stock, subject to adjustments under the terms of the 2010 plan. If any option is exercised by tendering shares either actually or by attestation, as full or partial payment of the exercise price, the maximum number of shares available will be increased by the number of shares so tendered. Shares of stock allocable to an expired, canceled, settled or otherwise terminated portion of an award may again be the subject of awards granted under the 2010 plan. In addition, any shares of stock withheld for payment of taxes may be the subject of awards granted under the 2010 plan, and the number of shares equal to the difference between the number of stock appreciation rights exercised and the number of shares delivered upon exercise will again be available for grant. Any award that by the terms of either the 2010 plan or the award agreement is to be settled in cash or property other than shares of stock will not reduce or otherwise count against the number of shares of stock available for awards under the 2010 plan.

Options. Under the 2010 plan, we may grant incentive stock options and nonqualified stock options. The compensation committee may grant incentive stock options under the 2010 plan to any person employed by us or by any of our affiliates, and may grant nonqualified stock options to any officer, employee, non-employee director or consultant performing services for us or any of our affiliates. The compensation committee will determine the per share exercise price of all options, which will not be less than the fair market value of a share of common stock on the option date of grant. However, the exercise price for incentive stock options to an employee who owns more than 10% of our common stock will not be less than 110% of the fair market value of the common stock on the option grant date. All options granted under the 2010 plan with a per share exercise price equal to the fair market value of a share on the date of grant will generally be intended to be "qualified performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code, discussed below. An option may also qualify as "performance-based" if vesting is subject to the attainment of any of the performance goals set forth in the 2010 plan for performance-based awards, discussed below. Options granted under the 2010 plan will generally terminate on the tenth anniversary of the date of grant, or five years in the case of an incentive option granted to an employee who owns more than 10% of our common stock. A participant may pay the purchase price of stock acquired by exercise of an option (1) with shares of stock held by the participant, (2) through a "cashless exercise" procedure that is acceptable to the compensation committee and does not violate the Sarbanes-Oxley Act or any other applicable law, (3) in cash at the time of exercise if permitted by the compensation committee, or (4) subject to applicable law, in any other form of legal consideration that may be acceptable to the compensation committee in its discretion. Upon termination of a participant's employment or other service with us due to cause, as defined in the 2010 plan, both the vested and unvested portions of any outstanding option held by the participant will immediately be forfeited and will no longer be exercisable.

Stock Appreciation Rights. The 2010 plan authorizes the compensation committee to grant stock appreciation rights, also referred to as SARs. An SAR is a contractual right to that allows a participant to receive the appreciation in the fair market value of our common stock over time. The compensation committee will determine the exercise price per SAR, which will not be less than the fair market value of a share of stock on the date of grant. Upon the exercise of SARs, the participant is entitled to receive an amount in shares or cash determined by multiplying (a) the difference between the fair market value per share on the date of exercise and the exercise price by (b) the number of SARs being exercised, minus the number of shares or cash amount withheld for payment of taxes. The compensation committee may limit the number of shares that may be delivered with respect to any SAR award by including such a limit in the agreement evidencing the SAR at the time of grant.

Restricted Stock Awards and Performance Shares. The 2010 plan authorizes the compensation committee to grant restricted stock and performance shares with restrictions that may lapse upon the achievement of specified performance goals. Restrictions may lapse separately or in such installments as the compensation committee deems appropriate. A participant granted restricted stock or performance shares will have the stockholder rights as are set forth in the award agreement, including, for example, the right to vote the restricted stock or performance shares. Except as otherwise determined by the compensation committee, upon termination of employment or other service, restricted stock and performance shares that are at that time subject to restrictions will be forfeited and become available for grant again by the company. The compensation committee may waive part or all of the restrictions or forfeiture conditions relating to restricted stock in the event of termination resulting from specified causes. However, no such determinations may be made with respect to an award of performance shares after the grant if such determination will result in the award not being qualified as performance-based under Section 162(m) of the Internal Revenue Code, described below.


Proxy

Restricted Stock Units. The compensation committee may grant awards of restricted stock units to participants. A restricted stock unit is a right to receive one share of common stock, or its cash value, subject to vesting conditions. Until all restrictions upon restricted stock units awarded to a participant have lapsed, the participant will not be a stockholder of us, nor have any of the rights or privileges of a stockholder of us, including rights to receive dividends and voting rights with respect to the restricted stock units. We will establish and maintain a separate account for each participant who receives a grant of restricted stock units, and such account will be credited for the number of restricted stock units granted to such participant. Restricted stock units awarded under the 2010 plan may vest at such time or times and on such terms and conditions as the compensation committee may determine. The agreement evidencing an award of restricted stock units will set forth any such terms and conditions. As soon as practicable after each vesting date of an award of restricted stock units but in any event no later than the 15th day of the third calendar month following the month in which the vesting date occurs, payment will be made in cash or in stock, as specified in the award agreement and based upon the fair market value of our common stock on the day all restrictions lapse.

Qualified Performance-Based Awards under Section 162(m) of the Code. The compensation committee may designate any award, the exercisability or settlement of which is subject to achievement of performance conditions, as "performance-based awards" for purposes of Section 162(m) of the Internal Revenue Code. The performance objectives for such awards must consist of one or more business criteria, and a targeted level or levels of performance with respect to such criteria must be established in writing by the compensation committee and must meet the other requirements for performance objectives set forth in Section 162(m) of the Internal Revenue Code. Business criteria used by the compensation committee in establishing performance objectives must be selected exclusively from among the following:

- return on capital;
- net earnings;
- annual earnings per share;
- cash earnings per share;
- cash flow, before or after tax, including operating cash flow and free cash flow;
- revenue;
- adjusted EBITDA or operating EBITDA;
- operating income;
- pre or after tax income;
- cash available for distribution;

- cash available for distribution per share;
- return on equity;
- return on assets;
- share price performance;
- attainment of expense levels;
- implementation or completion of critical projects such as new product development;
- level of associate engagement;
- before or after tax earnings or attainment of strategic business criteria, which may include market penetration, geographic business expansion goals, cost targets, and goals relating to acquisitions; or divestitures; and
- total stockholder return.

The compensation committee will specify a performance period of not less than six months nor more than five years over which achievement of performance objectives will be measured. Except with respect to options that vest over time rather than upon the achievement of performance criteria, the compensation committee may, in its discretion, reduce the amount of a payout otherwise to be made in connection with a performance-based award. Under no circumstances may the compensation committee increase the amount of a payout. No award designated as a performance-based award may be paid unless the compensation committee has certified in writing the achievement of the performance objectives.

Cash-Based Awards and Other Stock-Based Awards. The 2010 plan authorizes the compensation committee to grant cash-based awards and other equity-based or equity-related awards, including deferred stock units and fully-vested shares. The maximum cash amount that may awarded to any single participant in any one calendar year may not exceed $7,500,000.

Change in Control. In the event of a change of control, as defined in our 2010 plan, the compensation committee may, in its sole discretion, waive performance measures, accelerate the vesting and the lapse of restrictions with respect to any or all awards granted under the 2010 plan and may cancel any or all vested options. The timing of any payment or delivery of shares of stock under this provision will be subject to Section 409A of the Internal Revenue Code.

Adjustments. If there is any change in our corporate capitalization that the compensation committee determines would result in dilution or enlargement of the rights of participants under the 2010 plan, then the compensation committee will adjust any or all of (1) the number and kind of shares of stock reserved and available for awards, (2) the number and kind of shares of stock specified in the annual per-participant limitations, (3) the number and kind of shares of outstanding restricted stock or other outstanding award in connection with which shares have been issued, (4) the number and kind of shares that may be issued in respect of other outstanding awards, and (5) the exercise price or purchase price relating to any award. In addition, the compensation committee generally may make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events affecting us or any affiliate or their respective financial statements or in response to changes in applicable laws, regulations, or accounting principles. However, no adjustments are permitted to the extent that such authority would cause options that are intended to qualify as incentive stock options to fail qualify as such, or to the extent that such authority would cause outstanding awards that are intended to be "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code to fail to qualify as such.

Tax Withholding. At such times as a participant recognizes taxable income in connection with an award granted under the 2010 plan, the participant shall pay to us in cash an amount equal to the minimum federal, state and local income taxes and other amounts as may be required by law to be withheld by us in connection with the taxable event.

Changes to the Plan and Awards. The board of directors may amend, suspend or terminate the 2010 plan or the compensation committee's authority to grant awards under the 2010 plan at any time without the consent of stockholders or participants. However, stockholder approval to amend the 2010 plan may be necessary if required by any law or the rules of any stock exchange or automated quotation system on which our stock is listed or quoted. The compensation committee may waive any conditions or rights under, or amend, suspend or terminate, any award granted under the 2010 plan. However, no amendment or other change may materially impair the rights of any participant with respect to any outstanding award without the consent of the participant. In addition, no modification or amendment may be made to any option under the 2010 plan if it would qualify as a "repricing"; and no option or SAR granted under the 2010 plan may be subject to a cash buyout without stockholder approval, subject to certain exceptions.

Clawback. If a participant or former participant breaches any non-solicitation, non-competition or confidentiality agreement with the company or any of its affiliates, the compensation committee may (1) cancel any outstanding vested or unvested awards, in whole or in part, and (2) require the participant or former participant to repay to the company any gain realized or payment or shares received, valued as of the date of exercise, payment or lapse of restrictions. If the company's financial statements are required to be restated due to errors, omissions, fraud or misconduct, the compensation committee may direct the company to recover all or a portion of any award or any past or future compensation from any participant or former participant with respect to any fiscal year of the company for which financial results are negatively affected by such restatement. Such recoveries will be limited to those participants or former participants who had knowledge or reasonably should have had knowledge of such errors, omissions, fraud or misconduct and failed to take reasonable steps to bring it to the attention of the appropriate individuals within the company, or who personally and knowingly engaged in practices that materially contributed to the restatement.

Transferability. No award will be transferable by a participant other than by will or by the laws of descent and distribution, and any option will be exercisable during the participant's lifetime only by the participant or his or her guardian or legal representative. The compensation committee, however, may permit awards (other than incentive stock options) to be transferred to members of the participant's immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which such family members or trusts are the only partners.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise, and vesting of awards under the 2010 plan and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Internal Revenue Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local, or payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options. A participant will not recognize any taxable income upon the grant of a nonqualified stock option or an incentive stock option and we will not be entitled to a tax deduction with respect to such grant. Generally, upon exercise of a nonqualified stock option, the excess of the fair market value of the acquired shares of common stock on the date of exercise over the exercise price will be taxable as ordinary income to the holder. Subject to any deduction limitation under Section 162(m) or 280G of the Internal Revenue Code, as discussed below, we will be entitled to a federal income tax deduction in the same amount and at the same time as (1) the option holder recognizes ordinary income or (2) if we comply with applicable income reporting requirements, the holder should have reported the income. An option holder's subsequent disposition of shares acquired upon the exercise of a nonqualified stock option will ordinarily result in capital gain or loss to the holder.

On exercise of an incentive stock option, the holder will not recognize any income and we will not be entitled to a deduction. However, the amount by which the fair market value of the shares on the exercise date of an incentive stock option exceeds the purchase price generally will constitute an item of adjustment for alternative minimum tax purposes and may therefore result in alternative minimum tax liability to the option holder. In addition, if an option that otherwise qualifies as an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a nonqualified stock option for U.S. federal income tax purposes.

The disposition of shares acquired upon exercise of an incentive stock option will ordinarily result in capital gain or loss. However, if the holder disposes of shares acquired upon exercise of an incentive stock option within two years after the date of grant or one year after the date of exercise, which is considered a "disqualifying disposition", the holder will generally recognize ordinary income in the amount of the excess of the fair market value of the shares on the date the option was exercised over the option exercise price. Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise of the option will generally be capital gain. We will generally be entitled to a deduction equal to the amount of ordinary income recognized by the holder.

If an option is exercised through the use of shares previously owned by the holder, such exercise generally will not be considered a taxable disposition of the previously owned shares and thus no gain or loss will be recognized with respect to such shares upon such exercise. However, if the option is an incentive stock option, and the previously owned shares were acquired on the exercise of an incentive stock option or other tax-qualified stock option, and the holding period requirement for those shares is not satisfied at the time they are used to exercise the option, such use will constitute a disqualifying disposition of the previously owned shares resulting in the recognition of ordinary income in the amount described above.

Restricted Stock and Performance Shares. A participant generally will not recognize taxable income upon the grant of restricted stock and performance shares unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Internal Revenue Code, and the recognition of any income will be postponed until such shares are no longer subject to the restrictions or the risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the restricted stock or performance shares on that date. If the participant made an election under Section 83(b) of the Internal Revenue Code to be taxed at the time of grant, the participant will recognize ordinary income equal to the excess of the fair market value of the shares of restricted stock or performance shares at the time of grant (determined without regard to any of the restrictions thereon), over the amount paid, if any, by the participant for such shares. Subject to satisfying applicable income reporting requirements and any deduction limitation under Section 162(m) or 280G of the Internal Revenue Code, we will generally be entitled to a federal income tax deduction in the same amount and at the same time as the participant recognizes ordinary income.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. Subject to satisfying applicable income reporting requirements and any deduction limitation under Section 162(m) or 280G of the Internal Revenue Code, we will be able to deduct the amount of taxable compensation to the participant for federal income tax purposes.

Stock Appreciation Rights. A participant will not realize any income upon grant of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the stock appreciation right. Subject to satisfying applicable income reporting requirements and any deduction limitation under Section 162(m) or 280G of the Internal Revenue Code, we will be able to deduct the amount of taxable compensation to the participant for federal income tax purposes.

Cash-Based Awards. Participants who are granted cash-based awards will recognize ordinary income in the year of payment equal to the amount paid. Subject to satisfying applicable income reporting requirements and any deduction limitation under Section 162(m) or 280G of the Internal Revenue Code, we will be able to deduct the amount of taxable compensation to the participant for federal income tax purposes. In the case of cash incentive awards intended to qualify as performance-based awards, we expect that we will be entitled to deduct the full amount of taxable compensation to the participant without regard to the $1 million annual deduction limitation under Section 162(m) of the Internal Revenue Code, if the stockholders approve the 2010 plan and the other requirements of Section 162(m) are otherwise satisfied.

Section 162(m) of the Internal Revenue Code. In general, Section 162(m) of the Internal Revenue Code denies a publicly held corporation a deduction for federal income tax purposes for compensation exceeding $1 million per year per person to its principal executive officer, principal financial officer and the three other officers (other than the principal executive officer and principal financial officer) whose compensation is disclosed in its proxy statement as a result of their total compensation, subject to certain exceptions. The 2010 plan is intended to satisfy an exception with respect to grants of options and stock appreciation rights to such covered employees. In addition, the 2010 plan is designed to permit granting of restricted stock and restricted stock units as performance awards intended to qualify under the "performance-based compensation" exception to Section 162(m) of the Code. However, the Company reserves the authority to award non-deductible compensation as it deems appropriate.

Section 280G of the Internal Revenue Code. Under certain circumstances, the granting or enhancement of awards, the accelerated vesting or exercise of options or the accelerated lapse of restrictions with respect to other awards in connection with a change of control might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Section 280G of the Internal Revenue Code. To the extent it is so considered, the participant may be subject to a 20% excise tax and we may be denied a federal income tax deduction.

New Plan Benefits

Because all grants and awards under the 2010 plan are entirely within the discretion of the compensation committee and, with regard to awards to the chief executive officer, the board of directors, the total benefits allocable under the 2010 plan in the future are not determinable. Therefore, we have omitted the tabular disclosure of the benefits or amounts allocated under the 2010 plan. No grants or awards have been made to date and no grants or awards will be made by us unless and until the 2010 plan is approved by the stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* APPROVAL OF THE 2010 OMNIBUS INCENTIVE PLAN.

PROPOSAL THREE: RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

During fiscal year 2009, Deloitte & Touche LLP served as our independent registered public accounting firm and also provided certain tax and other audit-related services. See "Fees and Services" below. A representative of Deloitte & Touche LLP is expected to be present at the 2010 annual meeting and will have an opportunity to make a statement if so desired and to answer appropriate questions from the stockholders.

In connection with the audit of the 2009 financial statements, we entered into an engagement letter with Deloitte & Touche LLP which set forth the terms by which Deloitte & Touche LLP performed audit services for us. That engagement letter is subject to a limitation on our right to assign or transfer a claim without the prior written consent of Deloitte & Touche LLP. The audit committee does not believe that such provision limits the ability of stockholders to seek redress from Deloitte & Touche LLP.

Required Vote and Recommendation

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are in favor of Proposal Three, the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2010 will be ratified. Votes marked "For" Proposal Three will be counted in favor of ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2010. An "Abstention" with respect to Proposal Three will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the effect of a vote "Against" Proposal Three. Except as otherwise directed and except for those proxies representing shares held in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan for which no voting preference is indicated, proxies solicited by the board of directors will be voted to approve the selection by the audit committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010.

Stockholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the board of directors is submitting the selection of Deloitte & Touche LLP to the stockholders for ratification. If the stockholders do not ratify the selection, the audit committee will reconsider whether it is appropriate to select a different independent registered public accounting firm. In such event, the audit committee may retain Deloitte & Touche LLP, notwithstanding the fact that the stockholders did not ratify the selection, or may select another independent registered public accounting firm without re-submitting the matter to the stockholders. Even if the selection is ratified, the audit committee reserves the right in its discretion to select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its stockholders.

Fees and Services

The billed fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, during 2008 and 2009 were as follows:

	2008	2009
Audit Fees[1]	$3,345,959	$3,264,411
Audit-Related Fees[2]	$1,008,704	$ 120,000
Tax Fees[3]	$ 978,003	$1,049,613
All Other Fees[4]	$ 236,734	$ 290,285
Total Fees	$5,569,400	$4,724,309

(1) Consists of fees for the audits of our financial statements for the years ended December 31, 2008 and 2009, reviews of our interim quarterly financial statements, and evaluation of our compliance with Section 404 of the Sarbanes-Oxley Act.

(2) Consists of fees for service auditor reports (SAS 70), accounting consultations, credit card receivables master trust securitizations, review and support for securities issuances as well as acquisition assistance.
(3) Tax consultation and advice and tax return preparation.
(4) Other fees include due diligence and securitization related assistance.

Our audit committee has resolved to pre-approve all audit and permissible non-audit services to be performed for us by our independent accountant, Deloitte & Touche LLP. The audit committee pre-approved all fees noted above for 2008 and 2009. Non-audit services that have received pre-approval include tax preparation, tax consultation and advice, assistance with our securitization program, SAS 70 reporting and acquisition assistance. The audit committee has considered whether the provision of the above services is compatible with maintaining the independent accountant's independence. The members of our audit committee believe that the payment of the fees set forth above would not prohibit Deloitte & Touche LLP from maintaining its independence.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR 2010.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who beneficially own more than 10% of our common stock, to file reports of ownership and changes in ownership of our common stock with the SEC and the New York Stock Exchange. Our directors, executive officers, and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies furnished to us and representations from our directors and executive officers, we believe that all Section 16(a) filing requirements for the year ended December 31, 2009 applicable to our directors, executive officers and greater than 10% beneficial owners were satisfied. Based on written representations from our directors and executive officers, we believe that no Forms 5 for directors, executive officers and greater than 10% beneficial owners were required to be filed with the SEC that have not been filed for the period ended December 31, 2009.

INCORPORATION BY REFERENCE

With respect to any filings with the SEC into which this proxy statement is incorporated by reference, the material under the headings "Compensation Committee Report" and "Report of the Audit Committee" shall not be incorporated into such filings nor shall it be deemed "filed."

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

If you and other residents at your mailing address own shares of common stock in "street name," your broker or bank may have sent you a notice that your household will receive only one Notice of Internet Availability of Proxy Materials or annual report and proxy statement for each company in which you hold stock through that broker or bank. This practice, known as "householding," is designed to reduce our printing and postage costs. If you did not respond that you did not want to participate in householding, the broker or bank will assume that you have consented and will send one copy of either our Notice of Internet Availability of Proxy Materials or of our annual report and proxy statement to your address. You may revoke your consent to householding at any time by sending your name, the name of your brokerage firm, and your account number to Householding Department, 51 Mercedes Way, Edgewood, New York 11717. The revocation of your consent to householding will be effective 30 days following its receipt. In any event, if you did not receive an individual copy of this proxy statement or our annual report, we will send a copy upon written request. Requests should be directed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252 (or, after October 1, 2010, to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024).

OTHER MATTERS

The board of directors knows of no matters that are likely to be presented for action at the annual meeting other than the election of directors, the approval of the 2010 Omnibus Incentive Plan and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2010, as previously described. If any other matter properly comes before the annual meeting for action, it is intended that the persons named in the accompanying proxy and acting hereunder will vote or refrain from voting in accordance with their best judgment pursuant to the discretionary authority conferred by the proxy.

By order of the Board of Directors



Robert A. Minicucci
Chairman of the Board

April 20, 2010
Dallas, Texas

Proxy

EXHIBIT A

ALLIANCE DATA SYSTEMS CORPORATION

2010 OMNIBUS INCENTIVE PLAN

1. PURPOSE. The purpose of this 2010 Omnibus Incentive Plan (the "Plan") of Alliance Data Systems Corporation, a Delaware corporation (the "Company"), is to advance the interests of the Company and its stockholders by providing a means to attract, retain and reward executive officers, other key employees, directors and consultants of and service providers to the Company and its Affiliates, and to enable such persons to acquire or increase a proprietary interest in the Company, thereby promoting a closer identity of interests between such persons and the Company's stockholders.

2. DEFINITIONS. For purposes of the Plan, the following additional terms shall be defined as set forth below:

(a) "Affiliate" means any entity that either has a direct or indirect equity interest in the Company or with respect to which the Company holds an equity interest; provided, that, with respect to Incentive Stock Options, the term shall only mean a Parent Corporation or Subsidiary (as defined herein).

(b) "Award" means individually or collectively, a grant under the plan of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights (SARs), Restricted Stock, Restricted Stock Units, Performance Share Awards, Cash Incentive Awards, Deferred Stock Units, Other Stock-Based Awards and Cash-Based Awards, in each case subject to the terms and provisions of the Plan.

(c) "Agreement" means to the extent deemed necessary by the Committee, an Award under the Plan shall be evidenced by an Award Agreement in a form approved by the Committee setting forth the number of Shares, units or cash subject to the Award, the exercise price, base price, or purchase price of the Award, the time or times at which an Award will become vested, exercisable, or payable and the term of the Award. An Award Agreement may also set forth the effect on an Award of a termination of employment. An Award Agreement may be either (i) a written or electronic agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, including any amendment or modification thereof, or (ii) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award, including any amendment or modification thereof. The Award Agreement shall be subject to and incorporate, by reference or otherwise, all of the applicable terms and conditions of the Plan, may also set forth other terms and conditions applicable to the Award as determined by the Committee consistent with the limitations of the Plan and need not be identical. Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of section 422 of the Code. The grant of an Award under the Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in the Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the Agreements. The Company may deliver by email or other electronic means (including posting on a Web site maintained by the Company or by a third party under contract with the Company) all documents relating to the Plan or any Award thereunder (including without limitation, prospectuses required by the SEC) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements).

(d) "Appreciation Value" means the appreciation in the Fair Market Value of one share of Stock which shall be measured by determining the amount equal to the Fair Market Value of one share of Stock on the exercise date minus the per share exercise price of the SAR being exercised.

(e) "Beneficiary" shall mean the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant's death or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(f) "Board" means the Board of Directors of the Company.

(g) "Cash-Based Awards" means an award granted pursuant to 6(h).

(h) "Cash Incentive Award" means an award granted to a key executive pursuant to 6(g).

(i) "Cause" means, if the Participant is a party to an employment agreement or agreement for services with the Company or its Affiliates and such agreement provides for a definition of Cause, the definition therein contained, or, if no such agreement or definition exists, it shall mean a Participant's (i) material breach of any of such Participant's covenants or obligations under any applicable employment agreement, agreement for services, non-compete agreement, non-solicitation agreement or confidentiality agreement; (ii) continued failure after written notice from the Company or any applicable Affiliate to perform assigned job responsibilities or to follow the reasonable instructions of such Participant's superiors, including, without limitation, the Board; (iii) commission of a crime constituting a felony (or its equivalent) under the law; or (iv) material violation of any law or regulation or any policy or code of conduct adopted by the Company or engaging in any other form of misconduct which, if it were made public, could reasonably be expected to adversely affect the business reputation or affairs of the Company or of an Affiliate. The Board or Committee, in good faith, shall determine all matters and questions relating to whether a Participant has been discharged for Cause.

(j) "Change in Control" means one of the following events: (i) the merger, consolidation or other reorganization of the Company in which its outstanding common stock, $0.01 par value, is converted into or exchanged for a different class of securities of the Company, a class of securities of any other issuer (except a direct or indirect wholly owned subsidiary of the Company), cash, or other property, (ii) the sale, lease or exchange of all or substantially all of the assets of the Company to any other corporation or entity (except a direct or indirect wholly owned subsidiary of the Company), (iii) the adoption by the stockholders of the Company of a plan of liquidation and dissolution, (iv) the acquisition by any person or entity, including without limitation a "group" as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (whether or not such Act is then applicable to the Company), of beneficial ownership, as contemplated by such Section, of more than twenty percent (20%) (based on voting power) of the Company's outstanding capital stock, (v) the acquisition of beneficial ownership of more than thirty percent (30%) (based on voting power) of the Company's outstanding capital stock, or (vi) during any twenty-four (24) month period, individuals who, as of the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director.

(k) "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include regulations thereunder and successor provisions and regulations thereto.

(l) "Committee" means the Compensation Committee of the Board, or such other Board committee as may be designated by the Board to administer the Plan. Any such Committee that is authorized to grant Awards to Participants subject to Section 16 of the Exchange Act (a "Section 16 Committee") shall, to the extent necessary to comply with Rule 16b-3, be comprised of two or more "nonemployee directors" within the meaning of Rule 16b-3 or shall constitute the entire Board, and any such Committee that is authorized to grant Awards to executive officers of the Company (which may or may not be the same Committee as the Section 16 Committee) shall, to the extent necessary to comply with Section 162(m) of the Code, and to the extent that such Awards are intended to be "performance-based" under Section 162(m) of the Code, be comprised of two or more "outside directors" within the meaning of Section 162(m) (a "Section 162(m) Committee"); provided, however, that no director who is also an employee of the Company may sit on any

Committee (other than the full Board when it is sitting as the Section 16 Committee), and to the extent that the Company is required to comply with the New York Stock Exchange ("NYSE") requirements for listed companies, the Committee shall also be composed entirely of "independent directors" as required by the NYSE.

(m) "Deferred Stock Units" means a deferred stock unit award that represents an unfunded and unsecured promise to deliver shares in accordance with the terms of the applicable award agreement.

(n) "Disability" means: (a) in the case of a Participant whose employment or service is subject to the terms of an employment or other agreement, which agreement includes a definition of "Disability," the definition therein contained; or (b) the term "Disability" as used in any applicable long-term disability plan, if any; or (c) if there is no such agreement or plan, it shall mean a physical or mental infirmity which impairs the Participant's ability to perform substantially his or her duties for a period of one hundred eighty (180) consecutive days.

(o) "Effective Date" means July 1, 2010.

(p) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include rules thereunder and successor provisions and rules thereto.

(q) "Fair Market Value" means with respect to any date that the Stock is listed on a national securities exchange or quoted in an interdealer quotation system, the methods to determine value may range from but not limited to, closing share price on the last trading day prior to grant, average of the high and low price per share of the Stock on that date as reported in the WALL STREET JOURNAL (or other reporting service approved by the Committee), average daily share price, or volume weighted average share price; provided, however, that with respect to any day on which the markets are closed, "Fair Market Value" for that day shall be determined on the next available trading day, and further provided that with respect to Stock that is not listed on a national securities exchange or quoted in an interdealer quotation system and with respect to other property, or in the event of a Change in Control, the Fair Market Value of such Stock or other property shall be determined through the reasonable application of a reasonable valuation method based on the facts and circumstances as of the valuation date, including, at the election of the Committee, by an independent appraisal that meets the requirements of Code Section 401(a)(28)(C) and the regulations promulgated thereunder as of a date that is no more than 12 months before the relevant transaction to which the valuation is applied (for example, the date of grant of an Option) and such determination will be conclusive and binding on all persons. The chosen Fair Market Value method for a particular grant will be defined and specified in the applicable award agreement.

(r) "Good Reason" means, if the Participant is a party to an employment agreement or offer letter or any other individual agreement with the Company or an Affiliate, including but not limited to a severance protection agreement, and such agreement provides for a definition of Good Reason, the definition therein contained. If no such agreement or definition exists, it shall mean the occurrence of any of the following events, in each case without the Participant's consent: (i) lessening of the Participant's responsibilities; (ii) a substantial reduction in the Participant's total salary or (iii) the Company's requiring the Participant to be based anywhere other than within seventy-five (75) miles of the Participant's place of employment at the time of the occurrence of a Change in Control, except for reasonably required travel to the extent substantially consistent with the Participant's business travel obligations as in existence at the time of the Change in Control.

(s) "Incentive Stock Option" means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

(t) "Nonqualified Stock Option" means an Option that is not an Incentive Stock Option.

(u) "Option" means either an Incentive Stock Option or a Nonqualified Stock Option.

(v) "Other Stock Based Award" means an equity based or equity related award not otherwise described by the terms and provisions of the Plan that is granted pursuant to 6(i).

(w) "Parent Corporation" means any corporation which is a parent corporation of the Company within the meaning of Section 424(e) of the Code.

(x) "Participant" means a person who, at a time when eligible under Section 5 hereof, has been granted an Award under the Plan.

(y) "Performance Shares" means shares of Stock subject to any of the performance objectives set forth in Section 6(g) hereof.

(z) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include: (i) the Company or any of its subsidiaries; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates; (iii) an underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(aa) "Predecessor Stock Plans" means collectively, the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan, the Alliance Data Systems Corporation 2003 Long Term Incentive Plan, the Alliance Data Systems Corporation 2005 Long Term Incentive Plan and any other equity plan pursuant to which the Company has awarded shares of Stock to employees, officers, directors or consultants of the Company or its Affiliate.

(bb) "Restricted Stock" means an Award of Stock subject to forfeiture if the restrictions with respect to such Stock do not lapse.

(cc) "Restricted Stock Unit" means a right to receive one share of Stock, or its cash value, subject to vesting conditions, the terms of the Plan and the applicable Agreement.

(dd) "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(ee) "SAR" means a right to receive the Appreciation Value of one share of Stock.

(ff) "Stock" means the Common Stock, $.01 par value, of the Company and such other securities as may be substituted for Stock or such other securities pursuant to Section 4 hereof.

(gg) "Subsidiary" means any corporation which is a subsidiary corporation within the meaning of Section 424(f) of the Code with respect to the Company.

(hh) "Ten-Percent Stockholder" means a Participant, who, at the time an Incentive Stock Option is to be granted to him or her, owns (within the meaning of Section 422(b)(6) of the Code) Stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or of a Parent Corporation or Subsidiary.

3. ADMINISTRATION.

(a) AUTHORITY OF THE COMMITTEE. The Plan shall be administered by the Committee. The Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

(i) to select persons to whom Awards may be granted;

(ii) to determine the type or types of Awards to be granted to each such person;

(iii) to determine the number of Awards to be granted, the number of shares of Stock to which an Award will relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability or settlement of an Award, and waivers or accelerations thereof, performance conditions relating to an Award (including performance conditions relating to Awards not intended to be governed by Section 6(g) and waivers and modifications thereof), based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(iv) to determine whether, to what extent and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in Stock, cash, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(v) to prescribe the form of each Agreement, which need not be identical for each Participant;

(vi) to adopt, amend, suspend, waive and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(vii) to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Agreement or other instrument hereunder; and

(viii) to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

(b) MANNER OF EXERCISE OF COMMITTEE AUTHORITY. Unless authority is specifically reserved to the Board under the terms of the Plan, the Company's Certificate of Incorporation or Bylaws, or applicable law, the Committee shall have sole discretion in exercising authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive and binding on all persons, including the Company, any of its subsidiaries, Participants, any person claiming any rights under the Plan from or through any Participant and stockholders, except to the extent the Committee may subsequently modify, or take further action not consistent with, its prior action. If not specified in the Plan, the time at which the Committee must or may make any determination shall be determined by the Committee, and any such determination may thereafter by modified by the Committee (subject to Section 8(g)). The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to officers or managers of the Company or any subsidiary of the Company the authority, subject to such terms as the Committee shall determine, to perform administrative functions and, with respect to Participants not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee may determine, to the extent permitted under Rule 16b-3, if applicable, and other applicable law. Notwithstanding the foregoing, the Board may delegate, by a resolution adopted by the Board, authority to one or more officers of the Company to do one or both of the following: (i) designate the officers and employees of the Company or any of its Subsidiaries who shall be granted Awards under the Plan, and (ii) determine the number of shares subject to the Awards to be granted to such officers and employees; provided, however, that said Board resolution shall specify the total number of shares that may be subject to Awards that shall be granted by such officer or officers, shall include the terms of the Awards, and shall specify either the exercise or purchase price of the Options or Restricted Stock, as the case may be, or the formula for determining such exercise or purchase price. The Board may not authorize any officer to designate himself or herself as a recipient of any Award hereunder. Further, the Committee may authorize the outsourcing of nondiscretionary administrative functions to a third party provider.

(c) LIMITATION OF LIABILITY. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on its behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination or interpretation.

4. STOCK SUBJECT TO PLAN.

(a) AMOUNT OF STOCK RESERVED. The maximum number of shares of Stock that may be made the subject of all Awards granted under the Plan is 3,000,000. The maximum number of shares of Stock that may be the subject of Awards granted to a Participant in any one calendar year period may not exceed 750,000 shares of Stock. The Company shall reserve for the purposes of the Plan, out of its authorized but unissued shares of Stock or out of shares of Stock reacquired by the Company in any manner, or partly out of each, such number of shares of Stock as shall be determined by the Board. In addition, any shares of Stock that were not issued under the Predecessor Stock Plans, including shares subject to Awards that may have been forfeited under the Predecessor Stock Plans, may be the subject of Awards granted under this Plan. Any Award that is settled by the terms of the Plan or the terms of such Award in cash or other property that is not Stock shall not reduce or otherwise count against the number of shares of Stock available for Awards under the Plan, or such other limitations provided for in this Section 4(a).

(b) In connection with the grant of an Award, the maximum number of shares of Stock available for grant shall be reduced by the number of shares of Stock in respect of which the Award is granted or denominated; provided, however, that if any Option is exercised by tendering shares of Stock either actually or by attestation, as full or partial payment of the exercise price, the maximum number of shares of Stock available under Section 4(a) of the Plan shall be increased by the number of shares of Stock so tendered. In addition, upon the exercise of SARs, the difference between the number of SARs exercised and the number of shares of Stock received by the Participant shall be available again for grant under the Plan.

(c) Whenever any outstanding Award or portion thereof expires, is canceled, is withheld to settle tax withholding obligations, or is otherwise terminated for any reason without having been exercised or payment having been made in respect of the entire Award, the shares of Stock allocable to the expired, canceled, settled or otherwise terminated portion of the Award may again be the subject of Awards granted hereunder.

(d) ADJUSTMENTS. In the event that the Committee determines that any dividend or other distribution (whether in the form of Stock or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or exchange of Stock or other securities, liquidation, dissolution, or other similar corporate transaction or event, affects the Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares of Stock reserved and available for Awards under Section 4(a), including shares reserved for Incentive Stock Options and Restricted Stock, (ii) the number and kind of shares of Stock specified in the Annual Per-Participant Limitations under Section 4(a), (iii) the number and kind of shares of outstanding Restricted Stock or other outstanding Award in connection with which shares have been issued, (iv) the number and kind of shares that may be issued in respect of other outstanding Awards and, (v) the exercise price or purchase price relating to any Award. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any Affiliate or the financial statements of the Company or any Affiliate or in response to changes in applicable laws, regulations, or accounting principles. The foregoing notwithstanding, no adjustments shall be authorized under this Section 4(d) with respect to Incentive Stock Options to the extent that such authority would cause the Plan to fail to comply with Section 422 of the Code, and no such adjustment shall be authorized with respect to Awards subject to Section 6(g) to the extent that such authority would cause such Awards to fail to qualify as "qualified performance-based compensation" under Section 162(m)(4)(C) of the Code. Any adjustment to such awards shall be made in compliance with Section 409A of the Code and Treasury Regulation section 1.409A-1(b)(5)(iii)(E)(4), as applicable.

(e) NO RESTRICTIONS ON ADJUSTMENTS. The existence of the Plan, the Award agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of Stock or of Options, warrants or rights to purchase Stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Stock or the rights thereof or which are convertible into or exchangeable for Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

5. ELIGIBILITY. Officers, employees, consultants and directors of the Company and its Affiliates are eligible to be granted Awards under the Plan; however, only employees of the Company and its Parent Corporation and its Subsidiaries are eligible to receive Incentive Stock Options.

6. SPECIFIC TERMS OF AWARDS.

(a) GENERAL. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment or service of the Participant.

(b) OPTIONS. The Committee is authorized to grant Options on the following terms and conditions:

(i) EXERCISE PRICE. The exercise price per share of Stock purchasable under an Option shall be determined by the Committee, provided that such exercise price shall be not less than the Fair Market Value of a share of Stock on the date of grant of such Option, and further provided that the exercise price per share shall not be less than 110% of the Fair Market Value on the date of grant in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder.


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(ii) TIME AND METHOD OF EXERCISE. The Committee shall determine the time or times at which an Option may be exercised in whole or in part. The exercise price of Stock acquired pursuant to the exercise of an Option shall be paid either: (i) with shares of vested Stock held by the Participant prior to the exercise; (ii) through a "cashless exercise" procedure that is acceptable to the Committee in its full discretion, to the extent such procedure does not violate the Sarbanes-Oxley Act of 2002 or any other applicable law; (iii) in cash at the time of purchase if permitted by the Committee; or (iv) subject to applicable law, in any other form of legal consideration that may be acceptable to the Committee in its discretion.

(iii) INCENTIVE STOCK OPTIONS. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that no Incentive Stock Option shall be granted more than ten years after the Effective Date of the Plan. An Incentive Stock Option shall not be exercisable after the expiration of ten (10) years from the date it is granted (five (5) years in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder). An Option shall be treated as an Incentive Stock Option only to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares with respect to which all Incentive Stock Options held by a Participant (under the Plan and all other plans of the Company, its Parent Corporation or Subsidiary) become exercisable for the first time during any calendar year does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which they were granted. To the extent this limitation is exceeded, an Option shall be treated as a Nonqualified Stock Option regardless of its designation as an Incentive Stock Option. Should any Incentive Stock Option remain exercisable more than three months after employment terminates for any reason other than Disability or death, or more than one year after employment terminates if employment terminates due to Disability, the Option shall immediately be converted to a Nonqualified Stock Option; provided, however, that if the Disability causing a Participant's termination of employment does not fit within the definition of "disability" under Section 422(c)(6) of the Code, the Option shall convert into a Nonqualified Stock Option three months after termination of employment although it will remain outstanding for one year after termination of employment. The Company shall have no liability in the event it is determined that any Option intended to be an Incentive Stock Option fails to qualify as such, whether such failure is a result of the Participant's disposition of shares purchased under the Option prior to the later of two years from the date of grant of the Option or one year from the date of transfer of the purchased shares to the Participant, the terms of this Plan or any governing Agreement or any other action or inaction by the Company or any Participant.

(c) PERFORMANCE-BASED OPTIONS. Any Option granted hereunder with a per share exercise price equal to the Fair Market Value of a share of Stock on the date of grant shall be deemed to have been intended to be "qualified performance-based compensation" as long as such Option has been granted by a Section 162(m) Committee. In addition, an Option may also qualify as "performance-based" if vesting is subject to the attainment of any of the performance goals set forth in Section 6(g).

(d) STOCK APPRECIATION RIGHTS. The Committee is authorized to grant SARs on the following terms and conditions:

(i) EXERCISE PRICE. The exercise price per share of Stock purchasable under a SAR shall be determined by the Committee, but in no event shall a SAR be granted at an exercise price of at less than Fair Market Value of a share of Stock on the date of grant of such SAR.

(ii) METHOD OF EXERCISE. The full or partial exercise of an Award of SARs shall be made by a written notice delivered in person or by mail or telecopy to the Secretary of the Company at the Company's principal executive office, or through such other notification method that the Committee may adopt including but not limited to electronic methods, specifying the number of SARs with respect to which the Award is being exercised. If requested by the Committee, the Participant shall deliver the Agreement evidencing the SARs being exercised to the Secretary of the Company who shall endorse thereon a notation of such exercise and return such Agreement to the Participant.

(iii) AMOUNT PAYABLE. Upon the exercise of SARs, the Participant shall be entitled to receive a value paid in cash or a number of shares (as specified in the Award), which shall be determined by multiplying (A) the Appreciation Value by (B) the number of SARs being exercised, minus the value withheld for payment of taxes pursuant to Section 8(d). Notwithstanding the foregoing, the Committee may limit in any manner the number of shares that may be delivered with respect to any Award of SARs by including such a limit in the Agreement evidencing SARs at the time of grant.

(e) RESTRICTED STOCK. The Committee is authorized to grant Restricted Stock on the following terms and conditions ("Restricted Stock"), including those with respect to which the restrictions lapse upon the achievement of performance goals under Section 6(g) hereof ("Performance-Based Awards"):

(i) GRANTS AND RESTRICTIONS. Restricted Stock shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including those set forth in Section 6(g)), in such installments, or otherwise, as the Committee may determine. A Participant granted Restricted Stock or Performance Shares shall have such stockholder rights as may be set forth in the applicable Agreement, including, for example, the right to vote the Restricted Stock or Performance Shares, and the right to receive dividends thereon.

(ii) FORFEITURE. Except as otherwise determined by the Committee, upon termination of employment or other service (as determined under criteria established by the Committee) during the applicable restriction period, Restricted Stock and Performance Shares that are at that time subject to restrictions shall be forfeited and shall become available for grant again by the Company; provided, however, that the Committee may provide, by rule or regulation or in any Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of termination resulting from specified causes; provided, however, that no such determinations shall be made with respect to an Award of Performance Shares after the grant thereof if the Committee's discretion to make such determination shall result in the Award not being qualified as performance-based pursuant to Section 6(g) hereof and Section 162(m) of the Code.

(iii) CERTIFICATES FOR STOCK. Restricted Stock and Performance Shares granted under the Plan may be evidenced in such manner as the Committee shall determine, including written or electronic book entry form. If certificates representing Restricted Stock and Performance Shares are registered in the name of the Participant, such certificates may bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock or Performance Shares.

(iv) DIVIDENDS. Any dividends that may be paid on Restricted Stock shall be either paid at the dividend payment date in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or, subject to Section 409A of the Code, the payment of such dividends shall be deferred and/or the amount or value thereof automatically reinvested in additional Restricted Stock, other Awards, or other investment vehicles, as the Committee shall determine or permit the Participant to elect. Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed, unless otherwise determined by the Committee. An Award of Performance Shares shall provide that dividends shall only be payable with respect to such Award at such time and under such conditions that payment thereof will not cause the Award or payment of the Dividends to qualify as performance-based compensation pursuant to Section 6(g) hereof and Section 162(m) of the Code.

(f) RESTRICTED STOCK UNITS.

(i) GRANT. The Committee may grant Awards of Restricted Stock Units to Participants, each of which shall be evidenced by an Agreement between the Company and the Participant. Each Agreement shall contain such restrictions, terms and conditions as the Committee may, in its discretion, determine, subject to the terms and provisions set forth below in this Section 6(f).

(ii) RIGHTS OF GRANTEES. Until all restrictions upon Restricted Stock Units awarded to a Participants shall have lapsed in the manner set forth in Section 6(f), the Participant shall not be a stockholder of the Company, nor have any of the rights or privileges of a stockholder of the Company, including, without limitation, rights to receive dividends and voting rights with respect to the Restricted Stock Units.

(iii) RESTRICTED STOCK UNIT ACCOUNT. The Company or its third party administrator shall establish and maintain a separate account ("Restricted Stock Unit Account") for each Participant who has received a grant of Restricted Stock Units, and such account shall be credited for the number of Restricted Stock Units granted to such Participant.

(iv) VESTING. Restricted Stock Units awarded hereunder shall vest at such time or times and on such terms and conditions as the Committee may determine. The Agreement evidencing the Award of Restricted Stock Units shall set forth any such terms and conditions.

(v) PAYMENT OR DELIVERY OF SHARES, CASH AND OTHER PROPERTY. As soon as practicable after each vesting date of an Award of Restricted Stock Units, but in any event no later than the 15th day of the third calendar month following the month in which the vesting date occurs, payment shall be made in cash or in Stock (as specified in the Award and based upon the Fair Market Value of the Stock on the day all restrictions lapse). Where payment is made in Stock, the Committee shall cause a Stock certificate to be delivered to the Participant with respect to any such Stock free of all restrictions hereunder; alternatively, any such Stock may be delivered electronically. Any number of shares delivered hereunder shall be net of the number of shares withheld pursuant to Section 8(d), and any cash payment delivered hereunder shall be net of cash withheld pursuant to Section 8(d), if applicable.

(g) PERFORMANCE-BASED AWARDS. The Committee may, in its discretion, designate any Award the exercisability or settlement of which is subject to the achievement of performance conditions as a performance-based Award subject to this Section 6(g), in order to qualify such Award as "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. The performance objectives for an Award subject to this Section 6(g) shall consist of one or more business criteria and a targeted level or levels of performance with respect to such criteria, as specified by the Committee but subject to this Section 6(g). Performance objectives shall be objective and shall otherwise meet the requirements of Section 162(m)(4)(C) of the Code. Performance objectives shall be based on a pre-established objective formula or standard that specifies the manner of determining the number of shares that will be granted or will vest or the amount of cash that will be paid to the Participant if the performance objective is attained. Performance objectives shall be established in writing by the Committee not later than the earlier of (i) ninety (90) days after the commencement of the period of service to which the performance objective relates, and (ii) the date on which 25% of such period of service has elapsed. Business criteria used by the Committee in establishing performance objectives for Awards subject to this Section 6(g) may be actual, relative or improvement measures and shall be selected exclusively from among the following:

(1) Return on capital;

(2) Net earnings;

(3) Annual earnings per share;

(4) Cash earnings per share;

(5) Cash flow — before or after tax (e.g. operating cash flow, free cash flow);

(6) Revenue;

(7) Earnings before interest, taxes, depreciation and amortization ("EBITDA") (e.g. adjusted EBITDA, operating EBITDA);

(8) Operating income;

(9) Pre or after tax income;

(10) Cash available for distribution;

(11) Cash available for distribution per share;

(12) Return on equity;

(13) Return on assets;

(14) Share price performance;

(15) Attainment of expense levels;

(16) Implementation or completion of critical projects including, but not limited to, new product development;

(17) Level of associate engagement;

(18) Before or after tax earnings and/or attainment of strategic business criteria, which may include, market penetration, geographic business expansion goals, cost targets, and goals relating to acquisitions or divestitures; and

(19) Total stockholder return.

The levels of performance required with respect to such business criteria may be expressed in absolute or relative levels. Performance-Based Awards may consist of but are not limited to Performance-Based Restricted Stock Unit Awards to eligible employees and annual Cash Incentive Awards to key executive employees. Achievement of performance objectives with respect to such Awards shall be measured over a period of not less than six months nor more than five years, as the Committee may specify. Performance objectives may differ for such Awards to different Participants. The Committee shall specify the weighting to be given to each performance objective for purposes of determining the final amount payable with respect to any such Award. Except with respect to Options that vest over time rather than upon the achievement of performance criteria, the Committee may, in its discretion, reduce the amount of a payout otherwise to be made in connection with an Award subject to this Section 6(g), which discretion may be exercised if, in the judgment of the Committee, other subjective factors warrant such a reduction. Under no circumstances may the Committee exercise its discretion to increase the amount of a payout. All determinations by the Committee as to the achievement of performance objectives shall be in writing, and no Award that has been designated as "performance-based" may be paid out unless the Committee has specified in writing that the objectives have been met; provided that no such written determination must be made with respect to Options that have an exercise price equal to the Fair Market Value of the covered shares on the date of grant and vest over time rather than upon achievement of performance criteria. The Committee may not delegate any responsibility with respect to determining the achievement of performance objectives assigned an Award subject to this Section 6(g).

(h) CASH-BASED AWARDS. Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant Cash-Based Awards under the Plan to eligible persons in such amounts and upon such terms as the Committee shall determine. Notwithstanding the foregoing, any Cash-Based Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code shall be granted as a Cash Incentive Award pursuant to Section 6(g) hereof. Notwithstanding anything herein to the contrary, the maximum amount that may awarded to any single Participant in any one calendar year may not exceed $7,500,000.

(i) VALUE. Each Cash-Based Award shall specify a payment amount or payment range as determined by the Committee.

(ii) METHOD OF PAYMENT. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award in cash.

(iii) TERMINATION FROM SERVICE. The Committee shall determine the extent to which a Participant's rights with respect to Cash-Based Awards shall be affected by the Participant's separation from service. Such provisions shall be determined in the sole discretion of the Committee and need not be uniform among all Cash-Based Awards issued pursuant to the Plan.

(i) OTHER STOCK-BASED AWARDS. Subject to the provisions of the Plan, the Committee shall have the sole authority to grant to Participants other equity-based or equity-related Awards (including but not limited to Deferred Stock Units and fully-vested Shares) in amounts subject to such terms and conditions as the Committee shall determine, provided that such awards comply with applicable laws.

(i) METHOD OF PAYMENT. Payment, if any, with respect to an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or shares of Stock as the Committee determines.

(ii) TERMINATION FROM SERVICE. The Committee shall determine the extent to which a Participant's rights with respect to Other Stock-Based Awards shall be affected by the Participant's separation from service. Such provisions shall be determined in the sole discretion of the Committee and need not be uniform among all Other Stock-Based Awards issued pursuant to the Plan.

7. CERTAIN PROVISIONS APPLICABLE TO ALL AWARDS

(a) TERM OF AWARDS. The term of each Award shall be for such period as may be determined by the Committee; provided, however, that in no event shall the term of any Award exceed a period of ten years from the date of its grant or, in the case of any Incentive Stock Option granted to a Ten-Percent Stockholder, five years.

(b) CHANGE IN CONTROL.

(i) GENERAL. In connection with a Change in Control, the Committee may, in its sole discretion, waive performance measures, accelerate the vesting and/or the lapse of restrictions with respect to any or all Awards granted hereunder, and may require that any and all vested Options be cancelled irrespective of whether the exercise price of such Options is greater than the Fair Market Value of shares covered by such Options. In the event of any such cancellation, if the exercise price of such Options is less than the Fair Market Value of the shares covered by such Options (the "Spread"), the Committee must provide either that (a) any such cancelled Options shall be deemed automatically exercised or (b) the affected Participants shall receive cash, property, shares or a combination thereof, in an amount equal to the value of the Spread. If an Award is not assumed, substituted for an award of equal value, or otherwise continued after a Change in Control, (A) all outstanding options and SARS shall immediately become exercisable in full, (B) the restriction period applicable to any outstanding Restricted Stock Award shall lapse, (C) the performance period applicable to any outstanding

Performance Share Unit Award or Performance Cash Award shall lapse, (D) the performance measures applicable to any outstanding award shall be deemed to be satisfied at the target level prior to the Change in Control at a time designated by the Committee. Notwithstanding any other provision of the Plan or any Agreement, no cancellation pursuant to this provision shall be deemed an action that materially impairs the rights of any Participant under any outstanding Award, and no Participant consent shall be required with respect to the cancellation of any Award under this provision including but not limited to Awards that qualify as Incentive Stock Options. Timing of any payment or delivery of shares of Stock under this provision shall be subject to Section 409A of the Code.

(ii) TERMINATION FOLLOWING A CHANGE IN CONTROL. Notwithstanding anything contained herein to the contrary, and subject to Section 7(b), unless otherwise provided by the Committee in an Agreement, all conditions and restrictions relating to an Award, including limitations on exercisability, risks of forfeiture and conditions and restrictions requiring the continued performance of services or the achievement of performance objectives with respect to the exercisability or settlement of such Award, shall immediately lapse upon a termination of employment or service by the Company without Cause or by a Participant for Good Reason within twelve months after a Change in Control, and any such Award that is an Option shall remain outstanding until the earlier of the last day of the term of such Option, or the end of the last day of the one-year period following such termination.

(c) TREATMENT OF AWARD UPON TERMINATION OF EMPLOYMENT OR OTHER SERVICE.

(i) CESSATION OF VESTING. Unless otherwise determined by the Committee at the time of grant or thereafter or as otherwise provided in this Plan, any unvested portion of any outstanding Award held by a Participant at the time of termination of employment or other service will be forfeited upon such termination.

(ii) CESSATION OF EXERCISABILITY. Except as provided in the Plan or as otherwise determined by the Committee at the time of grant or thereafter, upon termination of a Participant's employment or other service with the Company and its Affiliates, such Participant may exercise the vested portion of any outstanding Option until the earlier of the last day of the Option term or the last day of the exercise period as specified in the agreement, following such termination of employment or other service.

(iii) DEATH OR DISABILITY. Unless otherwise determined by the Committee at the time of grant or thereafter, upon termination of a Participant's employment or other service with the Company and its Affiliates due to death or Disability, such Participant may exercise the vested portion of any outstanding Option until the earlier of the last day of the term of the Option or the last day of the one-year period following such termination of employment or other service.

(iv) TERMINATION BY THE COMPANY OR AN AFFILIATE FOR CAUSE. Upon termination of a Participant's employment or other service with the Company and its Affiliates due to Cause, both the vested and unvested portions of any outstanding Award held by such Participant shall immediately be forfeited, and in the case of Options no longer be exercisable.

(d) CLAWBACK.

(i) Notwithstanding anything in the Plan or any Agreement to the contrary, in the event that a Participant or former Participant breaches any non-solicitation, non-competition or confidentiality agreement entered into with, or while acting on behalf of, the Company or any Affiliate, the Committee may, in its sole discretion but acting in good faith, direct the Company to (a) cancel any outstanding Award granted to such Participant or former Participant, in whole or in part, whether or not vested, and/or (b) require such Participant or former Participant to repay to the Company any gain realized or payment or shares received upon the exercise or payment of, or lapse of restrictions with respect to, such Award (with such gain, payment or shares valued as of the date of exercise, payment or lapse of restrictions). Such cancellation or repayment obligation shall be effective as of the date specified by the Committee.

(ii) Notwithstanding anything in the Plan or any Agreement to the contrary, if any of the Company's financial statements are required to be restated due to errors, omissions, fraud, or misconduct, the Committee may, in its sole discretion but acting in good faith, direct the Company to recover all or a portion of any Award or any past or future compensation from any Participant or former Participant with respect to any fiscal year of the Company for which the financial results are negatively affected by such restatement. For purposes of this subparagraph (ii), errors, omissions, fraud, or misconduct may include but is not limited to circumstances where the Company has been required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement, as enforced by the SEC. Any recovery of any Award or recovery of any past or future compensation shall be limited solely to Participants or former Participants that the Committee has determined, in its sole discretion, to have had knowledge or should have had knowledge of such errors, omissions, fraud, or misconduct or the circumstances that gave rise to such restatement and failed to take reasonable steps to bring it to the attention of the appropriate individuals within the Company, or the Participant or former Participant personally and knowingly engaged in practices which materially contributed to the circumstances that gave rise to such restatement.

(iii) Any repayment obligation required under subparagraphs (i) and (ii) above may be satisfied in shares of Stock or cash or a combination thereof (based upon the Fair Market Value of the shares of Stock on the date of repayment), and the Committee may provide for an offset to any future payments owed by the Company or any Affiliate to the Participant or former Participant if necessary to satisfy the repayment obligation; provided, however, that if any such offset is prohibited under applicable law, the Committee shall not permit any offsets and may require immediate repayment by the Participant.

(e) TERM EXTENSION AND TIMING OF PAYMENT. Notwithstanding Section 7(b)(ii) or any other provision hereunder, once granted, neither the exercise period nor the term of any Award may be extended, if such extension, would either (i) cause the Award to cease to qualify as performance-based compensation under Section 162(m) or (ii) cause the Award to be subject to excise tax under Section 409A of the Code. In addition, the timing of any payment hereunder shall comply with Section 409A of the Code.

8. GENERAL PROVISIONS.

(a) COMPLIANCE WITH LAWS AND OBLIGATIONS. The Company shall not be obligated to issue or deliver Stock or to make any cash payment in connection with any Award or take any other action under the Plan in a transaction subject to the registration requirements of the Securities Act of 1933, as amended, or any other federal or state securities law, any requirement under any listing agreement between the Company and any national securities exchange or automated quotation system or any other law, regulation or contractual obligation of the Company until the Company is satisfied that such laws, regulations, and other obligations of the Company have been complied with in full. Certificates representing shares of Stock issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations and other obligations of the Company, including any requirement that a legend or legends be placed thereon.

(b) LIMITATIONS ON TRANSFERABILITY. No Award shall be transferable by a Participant other than by will or by the laws of descent and distribution and an Option shall be exercisable during the lifetime of such Participant only by the Participant or his or her guardian or legal representative. Notwithstanding the foregoing, the Committee may set forth at the time of grant (but not thereafter), in the Agreement evidencing an Award (other than an Incentive Stock Option), that the Option may be transferred to members of the Participant's immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which such family members and/or trusts are the only partners, and for purposes of this Plan, a transferee of an Option shall be deemed to be the Participant. For this purpose, immediate family means the Participant's spouse, parents, children, stepchildren and grandchildren and the spouses of such parents, children, stepchildren and grandchildren. The terms of an Option shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Participant. Until all restrictions upon the shares of Restricted Stock awarded to a Participant shall have lapsed or such other

Awards shall have vested, shares subject to such Awards shall not be sold, transferred or otherwise disposed of, shall not be pledged or otherwise hypothecated, and shall not be subject to the claims of creditors. Notwithstanding the foregoing, no Award may be transferable if either the ability to transfer or the transfer itself would cause the Award to be subject to the excise tax under Section 409A of the Code.

(c) NO RIGHT TO CONTINUED EMPLOYMENT OR SERVICE. Neither the Plan nor any action taken hereunder shall be construed as giving any employee or other person the right to be retained in the employ or service of the Company or any Subsidiary, nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate any employee's employment or other person's service at any time.

(d) TAXES. At such times as a Participant has taxable income in connection with an Award granted hereunder (a "Taxable Event") and (i) the Award is delivered in cash, the Company will require the withholding of a portion of any cash payment in an amount equal to the minimum federal, state and local income taxes and other amounts as may be required by law to be withheld by the Company in connection with the Taxable Event (the "Withholding Taxes") or (ii) the Award is delivered in shares, the Company may, prior to the issuance or release from escrow of shares, in lieu of a cash payment from the Participant, require the withholding of a portion of the shares then issuable to the Participant having an aggregate Fair Market Value equal to, but not in excess of, the Withholding Taxes.

(e) CHANGES TO THE PLAN AND AWARDS. The Board may amend, alter, suspend, discontinue or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of stockholders or Participants, except that any such action shall be subject to the approval of the Company's stockholders at or before the next annual meeting of stockholders for which the record date is after such Board action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; provided, however, that, except as specifically permitted under the Plan, no such action may materially impair the rights of any Participant with respect to any outstanding Award without the consent of such Participant. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue, or terminate, any Award theretofore granted and any Agreement relating thereto; provided, however, that, except as specifically permitted under the Plan, no such action may materially impair the rights of a Participant with respect to any outstanding Award without the consent of such Participant. Notwithstanding this Section 8(e) or any other provision of the Plan, (i) no Option granted hereunder may be "repriced" at a lower exercise price, (ii) no modification or amendment of any outstanding Option (including the cancellation of such Option for a new Option at a lower exercise price) is permitted hereunder if such modification or amendment would qualify as a "repricing," (iii) except with respect to accelerations and cancellations that are effected pursuant to Section 7(b) of the Plan, (A) no Award that is intended to be "performance-based" may be amended or modified if such amendment or modification would cause such Award to lose its qualification as "performance-based," and (B) no term of any Incentive Stock Option may be changed or modified without the consent of the Participant if such change or modification would cause the Incentive Stock Option to fail to qualify as such, and (iv) Option/SAR granted hereunder are prohibited from a cash buyout without stockholder approval, with the exclusion of a Change in Control as defined in 2(j).

(f) NO RIGHTS TO AWARDS; NO STOCKHOLDER RIGHTS. No Participant or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants and employees. No Award shall confer on any Participant any of the rights of a stockholder of the Company unless and until Stock is duly issued or transferred and delivered to the Participant in accordance with the terms of the Award or, in the case of an Option, the Option is duly exercised.

(g) UNFUNDED STATUS OF AWARDS AND SECTION 409A OF THE CODE. The Plan is intended to constitute an "unfunded" plan for incentive compensation and nothing contained in the Plan shall give any Participant any rights that are greater than those of a general unsecured creditor of the Company. To the extent applicable, this Plan is intended to comply with Section 409A of the Code, and the Committee shall interpret and administer the Plan in accordance therewith. Notwithstanding any provision of the Plan or Agreement to the contrary, if one or more of the payments or benefits to be received by a

Participant pursuant to an Award would constitute deferred compensation subject to Section 409A of the Code, and could cause the Participant to incur any penalty tax or interest under Section 409A of the Code or any regulations or Treasury guidance promulgated thereunder, the Company may reform the Plan and Award to maintain (to the maximum extent practicable) the original intent of the Plan and Award provided, that such reformation complies with any requirements of Section 409A of the Code (including any regulations thereto and any guidance issued by the taxing authorities). No actions taken pursuant to this section 8(g) shall be subject to a Participant's consent.

(h) NONEXCLUSIVITY OF THE PLAN. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements as it may deem desirable, including, without limitation, the granting of stock options other than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(i) NO FRACTIONAL SHARES. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) COMPLIANCE WITH SECTION 162(M) OF THE CODE. It is the intent of the Company that certain employee Options and Performance Shares subject to Section 6(g) shall constitute "qualified performance-based compensation" within the meaning of Section 162(m) of the Code. Accordingly, if any provision of the Plan or any Agreement relating to such an Award does not comply or is inconsistent with the requirements of Section 162(m) of the Code, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements, and no provision shall be deemed to confer upon the Committee or any other person discretion to increase the amount of compensation otherwise payable in connection with any such Award upon attainment of the performance objectives. Unless otherwise stated in the applicable Agreements, all Options granted hereunder to the Chief Executive Officer of the Company and the next five most highly paid officers of the Company are intended to be "performance-based."

(k) GOVERNING LAW. The validity, construction and effect of the Plan, any rules and regulations relating to the Plan and any Agreement shall be determined in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws, and applicable federal law.

(l) EFFECTIVE DATE; PLAN TERMINATION. This Plan shall become effective on the Effective Date, subject to subsequent stockholder approval. The Plan shall terminate on the day preceding the fifth anniversary of the Effective Date and no Award may be granted thereafter; provided, however, that the Board shall have the right to earlier terminate the Plan provided that no such termination shall: (i) impair or adversely alter any Awards theretofore granted under the Plan, except with the consent of the Participant, or (ii) deprive any Participant of any Stock which he or she may have acquired through or as a result of the Plan.

(m) ELECTRONIC TRANSMISSION. Notwithstanding any provision of this Plan to the contrary, at such time as the Company institutes a policy or practice for delivery of notice or Award by e-mail, any written Award or notice referred to herein may be given in accordance with such policy and practice.

(n) LIMITATION ON LIABILITY. The Company and any Affiliate that is in existence or that hereinafter comes into existence will have no liability to any Participant or any other person as to (a) the non-issuance or sale of shares of Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by counsel to the Company necessary to the lawful issuance and sale of any shares hereunder; (b) any tax consequences expected, but not realized, by a Participant or any other person due to the receipt, exercise, or settlement of any Award granted hereunder; or (c) the failure of any Award that is determined to constitute "nonqualified deferred compensation" to comply with Section 409A of the Code and the regulations promulgated thereunder.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-15749

ALLIANCE DATA SYSTEMS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**31-1429215**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
17655 Waterview Parkway, Dallas, Texas	**75252**
(Address of Principal Executive Offices)	**(Zip Code)**

(972) 348-5100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, 53,647,232 shares of common stock were outstanding and the aggregate market value of the common stock held by non-affiliates of the registrant on that date was approximately $2.2 billion (based upon the closing price on the New York Stock Exchange on June 30, 2009 of $41.19 per share). Aggregate market value is estimated solely for the purposes of this report. This shall not be construed as an admission for the purposes of determining affiliate status.

As of February 25, 2010, 52,553,789 shares of common stock were outstanding.

Documents Incorporated By Reference

Certain information called for by Part III is incorporated by reference to certain sections of the Proxy Statement for the 2010 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2009.

ALLIANCE DATA SYSTEMS CORPORATION

INDEX

Caution Regarding Forward-Looking Statements

This Form 10-K and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project", and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the "Risk Factors" section in Item 1A of this Form 10-K, elsewhere in this Form 10-K and in the documents incorporated by reference in this Form 10-K.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained in this Form 10-K reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise, except as required by law.

PART I

Item 1. Business

Our Company

We are a leading provider of data-driven and transaction-based marketing and customer loyalty solutions. We offer a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, permission-based email marketing and private label and co-brand retail credit card programs. We focus on facilitating and managing interactions between our clients and their customers through a variety of consumer marketing channels, including in-store, on-line, catalog, mail and telephone. We capture and analyze data created during each customer interaction, leveraging the insight derived from that data to enable clients to identify and acquire new customers and to enhance customer loyalty. We believe that our services are becoming increasingly valuable as businesses shift marketing resources away from traditional mass marketing toward more targeted marketing programs that provide measurable returns on marketing investments.

Our client base of more than 800 companies consists primarily of large consumer-based businesses, including well-known brands such as Bank of Montreal, Hilton, Bank of America, Victoria's Secret, Canada Safeway, Shell Canada, Pottery Barn, Ann Taylor and J. Crew. Our client base is diversified across a broad range of end-markets, including, among others, financial services, specialty retail, grocery and drugstore chains, petroleum retail, technology, hospitality and travel, media and pharmaceuticals. We believe our comprehensive suite of marketing solutions offers us a significant competitive advantage, as many of our competitors offer a more limited range of services. We believe the breadth and quality of our service offerings have enabled us to establish and maintain long-standing client relationships.

We continue to execute on our growth strategy by securing new clients and renewing and expanding relationships with existing clients. Key activities for 2009 included:

Private Label Credit and Services. In 2009, we entered into a new agreement for private label credit card services with Haband. We completed the conversion of the acquired private label credit card portfolio of HSN and began providing private label and co-brand credit card services. We signed an agreement with specialty retailer Big M, Inc. to acquire its existing portfolio and provide private label credit card services. We signed a long-term agreement with Charming Shoppes, Inc. to acquire their credit card files and service center operations associated with their card programs and assumed operation of the private label credit card programs. We signed a multi-year agreement with Pacific Dental Services to provide patient financing and marketing services for dental and orthodontic procedures performed in affiliated dental practices. We renewed our agreements with Pacific Sunwear of California and Tween Brands, which included expanded services to their Justice branded stores.

Epsilon Marketing Services. In 2009, we signed a new multi-year agreement with San-Francisco-based Visa to develop, host and operate Visa's next-generation loyalty program for its issuers. In 2009, we signed America's Gardening Resource, a manufacturer and retailer of gardening products, to build and maintain its customer marketing database. Additionally, we signed 19 new clients for permission-based email and digital services, including Scott Trade, TCF Bank and Air China.

We further expanded our relationships with several key clients, including AstraZeneca to provide comprehensive database and permission-based email marketing solutions; R.J. Reynolds to host its consumer database and support its consumer communication programs; and Capital One Financial Corporation to support its customer loyalty program. Lastly, we renewed relationships with long-time clients National Geographic Society to continue to provide database hosting and marketing services; Reed Business Information US to provide permission-based email marketing services; and KeyCorp to provide direct marketing services.

Loyalty Services. In 2009, we expanded our relationship with rewards supplier Best Western International, Inc. as a new sponsor in the AIR MILES® Reward Program. We completed significant renewals with several of our key sponsors including Shell Canada Products and Goodyear Canada. In 2009, our largest sponsor, Bank of Montreal, significantly expanded their commitment to the AIR MILES Reward Program through enhancements made to their credit card programs that allow collectors to earn double AIR MILES reward miles.

We expanded our global reach by acquiring a 29 percent interest in CBSM – Companhia Brasileira De Servicos De Marketing, operator of Brazil's dotz loyalty program. Founded in 2000, dotz is a Brazilian-based loyalty program with more than 200,000 active participants, 50 online sponsors and a rewards catalog featuring more than 6,000 products and services.

In February 2009, we completed the sale of the remainder of our utilities services business. In November 2009, we terminated operations of our credit program for web and catalog retailer VENUE.

Our corporate headquarters are located at 17655 Waterview Parkway, Dallas, Texas 75252, and our telephone number is 972-348-5100. We have signed a new lease and expect to move our corporate headquarters to 7500 Dallas Parkway, Suite 800, Plano, Texas 75024 in the third quarter of 2010.

Our Market Opportunity and Growth Strategy

We intend to enhance our position as a leading provider of targeted, data-driven and transaction-based marketing and loyalty solutions and to continue our growth in revenue and earnings by pursuing the following strategies:

- *Capitalize on our Leadership in Targeted and Data-Driven Consumer Marketing.* We intend to continue to capitalize on the ongoing shift away from traditional mass marketing campaigns to targeted and data-driven marketing programs with measurable return on investment. As consumer companies initiate or expand their targeted and transaction-based marketing strategies, we believe we are well-positioned to acquire new clients and sell additional services to existing clients based on our extensive experience in capturing and analyzing our clients' customer transaction data to develop targeted marketing programs. We believe our comprehensive portfolio of high-quality targeted marketing and loyalty solutions provides a competitive advantage over peers with more limited service offerings. We seek to extend our leadership position in the transaction-based and targeted marketing services sector by continuing to improve the breadth and quality of our products and services. We also intend to enhance our leadership position in loyalty programs by expanding the scope of the AIR MILES Reward Program and by continuing to develop stand-alone loyalty programs such as the *Hilton HHonors® Program* and the *Citi Thank You® Network*. We believe that building on our market leadership will enable us to benefit from the anticipated growth in demand for targeted marketing strategies.
- *Sell More Fully Integrated End-to-End Marketing Solutions.* In our Epsilon Marketing Services segment, we have assembled what we believe is the industry's most comprehensive suite of targeted and data-driven marketing services, including marketing strategy consulting, data services, database development and management, marketing analytics, creative design and delivery services such as email communications. We are able to offer an end-to-end solution to clients, providing a significant opportunity to expand our relationships with existing clients, the majority of which do not currently purchase the full suite of services we offer. In addition, we further intend to integrate our product and service offerings across our segments so that we can provide clients in a broad range of industries with a comprehensive portfolio of targeted marketing solutions, including both coalition and individual loyalty programs, private label retail credit card programs and other transaction-based marketing solutions. By selling integrated solutions within and across our segments and our entire client base, we have a significant opportunity to maximize the value of our long-standing client relationships.
- *Continue to Expand our Global Footprint.* We plan to grow our business by leveraging our core competencies in the North American marketplace to further penetrate international markets. Global

reach is increasingly important as our clients grow into new markets, and we are well positioned to cost-effectively increase our global presence. We believe international expansion will provide us with strong revenue growth opportunities.

- *Optimize our Business Portfolio.* We will continue to evaluate our products and services given our strategic direction and demand trends. While we are focused on realizing organic revenue growth and margin expansion, we will consider select acquisitions of complementary businesses that would enhance our product portfolio, market positioning or geographic presence. We have a strong track record of identifying and integrating such targeted acquisitions.

Products and Services

Our products and services are reported under four segments—Loyalty Services, Epsilon Marketing Services, Private Label Services, and Private Label Credit. We have traditionally marketed and sold our products and services on a stand-alone basis but increasingly market and sell them on an integrated basis. Our products and services are listed below. Financial information about our segments and geographic areas appears in Note 20, "Segment Information," of the Notes to Consolidated Financial Statements.

Segment	Products and Services
Loyalty Services	• AIR MILES Reward Program
Epsilon Marketing Services	• Marketing Services —Marketing database services —Analytical services —Strategic consulting and creative services —Proprietary data services —Digital communications
Private Label Services	• Processing Services —New account processing —Billing and payment processing —Remittance processing —Customer care • Marketing Services
Private Label Credit	• Private Label Receivables Financing —Underwriting and risk management —Receivables funding

Loyalty Services

Our Loyalty Services clients are focused on targeting, acquiring and retaining loyal and profitable customers. We use the information gathered through our loyalty programs to help our clients design and implement effective marketing programs. Our clients within this segment include, among others, financial services providers, supermarkets, petroleum retailers, specialty retailers and pharmaceutical companies.

Our AIR MILES Reward Program is the largest coalition loyalty program in Canada, with over 120 sponsors participating in the program. The AIR MILES Reward Program enables consumers to earn AIR MILES reward miles as they shop within a range of retailers and other sponsors participating in the AIR MILES Reward Program. These AIR MILES reward miles can be redeemed by our collectors for travel or other awards. We believe that one of the reasons our AIR MILES Reward Program is so popular, as evidenced by the approximately 70% participation rate for Canadian households, is that it allows consumers to rapidly accumulate AIR MILES reward miles across a significant portion of their day-to-day spending. The three primary parties involved in our AIR MILES Reward Program are: sponsors, collectors and suppliers, each of which is described below.

Sponsors. More than 120 brand name sponsors participate in our AIR MILES Reward Program, including Canada Safeway, Shell Canada, Jean Coutu, Amex Bank of Canada and Bank of Montreal. The AIR MILES

Reward Program is a full service outsourced loyalty program for our sponsors, who pay us a fee per AIR MILES reward mile issued, in return for which we provide all marketing, customer service and rewards and redemption management. We typically grant participating sponsors exclusivity in their market category, enabling them to realize incremental sales and increase market share as a result of their participation in the AIR MILES Reward Program coalition.

Collectors. Collectors earn AIR MILES reward miles at thousands of retail and service locations in addition to the many locations where collectors can use certain cards issued by Bank of Montreal and Amex Bank of Canada to earn AIR MILES reward miles. The AIR MILES Reward Program offers a reward structure that provides a quick, easy and free way for collectors to earn a broad selection of travel, entertainment and other lifestyle rewards through their day-to-day shopping at participating sponsors.

Suppliers. We enter into agreements with airlines, movie theaters and manufacturers of consumer electronics and other providers to supply rewards for the AIR MILES Reward Program, with over 300 suppliers using the AIR MILES Reward Program as an additional distribution channel for their products. Suppliers include such well-recognized companies as Apple, Starbucks and Sony.

Epsilon Marketing Services

Epsilon Marketing Services is a leader in providing integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services. We offer customer management and loyalty solutions by using data, database technologies, analytics and delivery platforms to maximize the value and loyalty of our clients' customers and assist our clients in acquiring new customers. Our marketing programs target and reach individual consumers and provide a measurable return on our clients' marketing investments. We are also an industry leader in providing customer acquisition and retention solutions by using cooperative databases containing consumer transactional data from more than 1,500 multi-channel catalogers, retailers, on-line merchants and business-to-business marketers. We also operate what we believe to be the world's largest permission-based email marketing platform. We offer our clients a full end-to-end solution, including marketing strategy consulting, data services, database development and management, marketing analytics, creative design and delivery services such as email communications, which we believe provides us with a competitive advantage over other marketing services providers with more limited service offerings. Epsilon Marketing Services has over 500 clients, operating primarily in the financial services, specialty retail, hospitality and pharmaceutical end-markets.

Marketing Database Services. We provide design and management of outsourced loyalty programs, integrated marketing databases, customer and prospect data integration and data hygiene, campaign management and marketing application integration and web design and development.

Analytical Services. We provide behavior-based, demographic and attitudinal segmentation, acquisition, attrition, cross-sell and up-sell, retention, loyalty and value predictive modeling, and program evaluation, testing and measurement across our integrated marketing services.

Strategic Consulting and Creative. We provide consulting services that analyze our client's business, brand and/or product strategy to create customer campaigns and sales channel strategies and tactics designed to further optimize our clients' customer relationships and marketing return on investment. We also provide direct marketing program design, development and management, campaign design and execution, value proposition and business case development, concept development and creative media consulting, print, imaging and personalization services, data processing services, fulfillment services and mailing services.

Proprietary Data Services. We provide various data services that we believe are essential to making informed marketing decisions. Together with our clients, we use this data to develop highly targeted, individualized marketing programs that build stronger customer relationships and increase response rates in marketing programs.

Digital Communications. We provide strategic, permission-based email communication solutions and marketing technologies. Our end-to-end suite of industry specific products and services includes scalable email campaign technology, delivery optimization, marketing automation tools, turnkey integration solutions, strategic consulting and creative expertise to produce email programs that generate measurable results throughout the customer lifecycle.

Private Label Services

Our Private Label Services segment assists some of the best known retailers in extending their brand with a private label and/or co-brand credit account that can be used by customers at the clients' store locations, or through on-line or catalog purchases. Our co-brand credit accounts can also be used by customers outside of our clients' store locations. Our clients include Victoria's Secret, Ann Taylor, Eddie Bauer, Pottery Barn, Pac Sun and The Buckle. We provide service and maintenance to our clients' private label credit and co-brand credit programs and assist our clients in acquiring, retaining and managing valuable repeat customers. Our Private Label Services segment performs processing services for our Private Label Credit segment in connection with that segment's private label credit and co-brand programs. These inter-segment services accounted for approximately 96.7% of Private Label Services' revenue for the year ended December 31, 2009. We have developed a proprietary credit system designed specifically for retailers that has the flexibility to be customized to accommodate our clients' specific needs. We have also built into the system marketing tools to assist our clients in increasing sales. We use our Quick Credit and On-Line Prescreen products to originate new private label and co-brand credit accounts. We believe that these products provide an effective marketing advantage over competing services.

We use automated technology for bill preparation, printing and mailing, and also offer consumers the ability to view, print and pay their bills on-line. By doing so, we improve the funds availability for both our clients and for those private label and co-brand credit receivables that we own or securitize. Our customer care operations are influenced by our retail heritage. We focus our training programs in all areas to achieve the highest possible standards and monitor our performance by conducting surveys with our clients and their customers. Our call centers are equipped to handle phone, mail, fax and on-line inquiries. We also provide collection activities on delinquent accounts to support our private label and co-brand credit programs. Through our integrated marketing services, we design and implement strategies that increase the loyalty and purchasing behavior of cardholders. Our card programs capture transaction data that we analyze to better understand consumer behavior and use to increase the effectiveness of our clients' marketing activities. We use multi-channel marketing communication tools, including permission-based email, mobile messaging and direct mail to reach our clients' customers.

Private Label Credit

Our Private Label Credit segment provides risk management solutions, account origination and funding services for our more than 100 private label and co-brand retail credit card programs. Through these programs, at December 31, 2009, we managed approximately $5.3 billion in receivables, from over 24.3 million active accounts for the year ended December 31, 2009, with an average balance during that period of approximately $391 for accounts with outstanding balances. We process millions of credit applications each year using automated proprietary scoring technology and verification procedures to make risk-based origination decisions when approving new account-holders and establishing their credit limits. These procedures help us segment prospects into narrower ranges within each risk score provided by credit bureaus, allowing us to better evaluate individual credit risk and tailor our risk-based pricing accordingly. Our accountholder base consists primarily of middle- to upper-income individuals, in particular 35 to 49 year-old married females who use our accounts primarily as brand affinity tools rather than pure financing instruments, resulting in lower average balances compared to balances on general purpose credit cards. We focus our sales efforts on prime borrowers and do not target sub-prime borrowers.

Historically, we have used a securitization program as our primary funding vehicle for retail credit receivables. Securitizations involve the packaging and selling of both current and future receivable balances of credit accounts to a special purpose entity that then sells them to a master trust. As of December 31, 2009, Limited Brands and Charming Shoppes accounted for approximately 16.5% and 10.5%, respectively, of the receivables in the combined trust portfolios.

Safeguards to Our Business; Disaster and Contingency Planning

We operate, either internally or through third-party service providers, multiple data processing centers to process and store our customer transaction data. Given the significant amount of data that we or our third-party service providers manage, much of which is real-time data to support our clients' commerce initiatives, we have established redundant capabilities for our data centers. We have a number of safeguards in place that are designed to protect us from data-related risks and in the event of a disaster, to restore our data centers' systems.

Protection of Intellectual Property and Other Proprietary Rights

We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology used in each segment of our business. We currently have four patent applications pending with the U.S. Patent and Trademark Office and one international application. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technology, documentation and other proprietary information. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. We pursue registration and protection of our trademarks primarily in the United States and Canada, although we also have either registered trademarks or applications pending in Argentina, New Zealand, the European Union Community, Peru, Mexico, Venezuela, Brazil, United Kingdom, Australia, China, Hong Kong, Japan, South Korea and Singapore and internationally under the Madrid Protocol in several of the aforementioned countries.

Effective protection of intellectual property rights may be unavailable or limited in some countries. The laws of some countries do not protect our proprietary rights to the same extent as in the United States and Canada. We are the exclusive Canadian licensee of the AIR MILES family of trademarks pursuant to a perpetual license agreement with Air Miles International Trading B.V., for which we pay a royalty fee. We believe that the AIR MILES family of trademarks and our other trademarks are important for our branding, corporate identification and marketing of our services in each business segment.

Competition

The markets for our products and services are highly competitive. We compete with marketing services companies, credit card issuers, and data processing companies, as well as with the in-house staffs of our current and potential clients.

Loyalty Services. As a provider of marketing services, our Loyalty Services segment generally competes with advertising and other promotional and loyalty programs, both traditional and on-line, for a portion of a client's total marketing budget. In addition, we compete against internally developed products and services created by our existing and potential clients. We expect competition to intensify as more competitors enter our market. Competitors with our AIR MILES Reward Program may target our sponsors and collectors as well as draw rewards from our rewards suppliers. Our ability to generate significant revenue from clients and loyalty partners will depend on our ability to differentiate ourselves through the products and services we provide and the attractiveness of our loyalty and rewards programs to consumers. The continued attractiveness of our loyalty and rewards programs will also depend on our ability to remain affiliated with sponsors that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. Intensifying competition may make it more difficult for us to do this.

Epsilon Marketing Services. Our Epsilon Marketing Services segment generally competes with a variety of niche providers. These competitors' focus has primarily been on one or two services within the marketing value chain, rather than the full spectrum of data-driven marketing services used for both traditional and on-line advertising and promotional programs. In addition, Epsilon Marketing Services competes against internally developed products and services created by our existing clients and others. We expect competition to intensify as more competitors enter our market. For our targeted direct marketing services offerings, our ability to continue to capture detailed customer transaction data is critical in providing effective customer relationship management strategies for our clients. Our ability to differentiate the mix of products and services that we offer, together with the effective delivery of those products and services, are also important factors in meeting our clients' objective to continually improve their return on marketing investment.

Private Label Services and Private Label Credit. Our Private Label Credit and Private Label Services segments compete primarily with financial institutions whose marketing focus has been on developing credit card programs with large revolving balances. These competitors further drive their businesses by cross-selling their other financial products to their cardholders. Our focus has primarily been on targeting specialty retailers that understand the competitive advantage of developing loyal customers. Typically these retailers have customers that make more frequent and smaller transactions. As a result, we are able to analyze card-based transaction data we obtain through managing our card programs, including customer specific transaction data and overall consumer spending patterns, to develop and implement targeted marketing strategies and to develop successful customer relationship management strategies for our clients. As an issuer of private label retail cards, we compete with other payment methods, primarily general purpose credit cards like Visa and MasterCard, which we also issue primarily as co-branded private label retail cards, American Express and Discover Card, as well as cash, checks and debit cards.

Regulation

Federal and state laws and regulations extensively regulate the operations of our credit card services bank subsidiary, World Financial Network National Bank, or WFNNB, and our industrial bank subsidiary, World Financial Capital Bank, or WFCB. Many of these laws and regulations are intended to maintain the safety and soundness of WFNNB and WFCB, and they impose significant restraints on those companies to which other non-regulated companies are not subject. Because WFNNB is deemed a credit card bank and WFCB is an industrial bank within the meaning of the Bank Holding Company Act, we are not subject to regulation as a bank holding company. If we were subject to regulation as a bank holding company, we would be constrained in our operations to a limited number of activities that are closely related to banking or financial services in nature. Nevertheless, as a national bank, WFNNB is still subject to overlapping supervision by the Office of the Comptroller of the Currency, or OCC, and the Federal Deposit Insurance Corporation, or FDIC; and, as an industrial bank, WFCB is still subject to overlapping supervision by the FDIC and the State of Utah.

WFNNB and WFCB must maintain minimum amounts of regulatory capital. If WFNNB or WFCB does not meet these capital requirements, their respective regulators have broad discretion to institute a number of corrective actions that could have a direct material effect on our financial statements. WFCB, as an institution insured by the FDIC, must maintain certain capital ratios, paid-in capital minimums and adequate allowances for loan losses. WFNNB must meet specific guidelines that involve measures and ratios of its assets, liabilities, regulatory capital, interest rate exposure and certain off-balance sheet items under regulatory accounting standards, among other factors. Under the National Bank Act, if the capital stock of WFNNB is impaired by losses or otherwise, we, as the sole shareholder, may be assessed the deficiency. To the extent necessary, if a deficiency in capital still exists, the FDIC may be appointed as a receiver to wind up WFNNB's affairs.

Before WFNNB can pay dividends to us, it must obtain prior regulatory approval if all dividends declared in any calendar year would exceed its net profits for that year plus its retained net profits for the preceding two calendar years, less any transfers to surplus. In addition, WFNNB may only pay dividends to the extent that retained net profits, including the portion transferred to surplus, exceed bad debts. Moreover, to pay any dividend, WFNNB must maintain adequate capital above regulatory guidelines. Further, if a regulatory authority believes that WFNNB is engaged in or is about to engage in an unsafe or unsound banking practice, which, depending on its financial condition, could include the payment of dividends, that regulatory authority may require, after notice and hearing, that WFNNB also cease and desist from the unsafe practice. To pay any dividend, WFCB must also maintain adequate capital above regulatory guidelines.

As part of a portfolio acquisition in 2003 by WFNNB, which required approval by the OCC, the OCC required WFNNB to enter into an operating agreement with the OCC (the "2003 Operating Agreement") and a capital adequacy and liquidity maintenance agreement with us (the "2003 CALMA"). The 2003 Operating Agreement required WFNNB to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. In August 2009, we entered into a revised operating agreement with WFNNB and the OCC (the "2009 Operating Agreement"), which required us to enter into both a new capital adequacy and liquidity maintenance agreement (the "2009 CALMA") and a capital and liquidity support agreement (the "2009 CALSA") with WFNNB. The 2009 Operating Agreement has not required any changes in WFNNB's operations. The 2009 CALMA and 2009 CALSA memorialize our current obligations to ensure that WFNNB remains in compliance with its minimum capital requirements.

We are limited under Sections 23A and 23B of the Federal Reserve Act in the extent to which we can borrow or otherwise obtain credit from or engage in other "covered transactions" with WFNNB or WFCB, which may have the effect of limiting the extent to which WFNNB or WFCB can finance or otherwise supply funds to us. "Covered transactions" include loans or extensions of credit, purchases of or investments in securities, purchases of assets, including assets subject to an agreement to repurchase, acceptance of securities as collateral for a loan or extension of credit, or the issuance of a guarantee, acceptance, or letter of credit. Although the applicable rules do not serve as an outright bar on engaging in "covered transactions," they do require that we engage in "covered transactions" with WFNNB or WFCB only on terms and under circumstances that are substantially the same, or at least as favorable to WFNNB or WFCB, as those prevailing at the time for comparable transactions with nonaffiliated companies. Furthermore, with certain exceptions, each loan or extension of credit by WFNNB or WFCB to us or our other affiliates must be secured by collateral with a market value ranging from 100% to 130% of the amount of the loan or extension of credit, depending on the type of collateral.

We are required to monitor and report unusual or suspicious account activity as well as transactions involving amounts in excess of prescribed limits under the Bank Secrecy Act, Internal Revenue Service, or IRS, rules, and other regulations. Congress, the IRS and the bank regulators have focused their attention on banks' monitoring and reporting of suspicious activities. Additionally, Congress and the bank regulators have proposed, adopted or passed a number of new laws and regulations that may increase reporting obligations of banks. We are also subject to numerous laws and regulations that are intended to protect consumers, including state laws, the Truth in Lending Act, Equal Credit Opportunity Act and Fair Credit Reporting Act. These laws and regulations mandate various disclosure requirements and regulate the manner in which we may interact with consumers. These and other laws also limit finance charges or other fees or charges earned in our activities. We conduct our operations in a manner that we believe excludes us from regulation as a consumer reporting agency under the Fair Credit Reporting Act. If we were deemed a consumer reporting agency, however, we would be subject to a number of additional complex regulatory requirements and restrictions.

A number of privacy regulations have been implemented in the United States, Canada, the European Union and China in recent years. These regulations place many new restrictions on our ability to collect and disseminate customer information. In addition, the enactment of new or amended legislation around the world could place additional restrictions on our ability to utilize customer information.

Under the Gramm-Leach-Bliley Act, we are required to maintain a comprehensive written information security program that includes administrative, technical and physical safeguards relating to customer information.

We also were required to develop an initial privacy notice and we are required to provide annual privacy notices to customers that describe in general terms our information sharing practices. If we intend to share nonpublic personal information about customers with affiliates and/or nonaffiliated third parties, we must provide our customers with a notice and a reasonable period of time for each customer to "opt out" of any such disclosure.

In addition to the federal privacy laws with which we must comply, states also have adopted statutes, regulations or other measures governing the collection and distribution of nonpublic personal information about customers. In some cases these state measures are preempted by federal law, but if not, we monitor and seek to comply with individual state privacy laws in the conduct of our business.

We also have systems and processes to comply with the USA PATRIOT ACT of 2001, which is designed to deter and punish terrorist acts in the United States and around the world, to enhance law enforcement investigatory tools, and for other purposes. Canada has likewise enacted privacy legislation known as the Personal Information Protection and Electronic Documents Act. This act requires organizations to obtain a consumer's consent to collect, use or disclose personal information. Under this act, which took effect on January 1, 2001, the nature of the required consent depends on the sensitivity of the personal information, and the act permits personal information to be used only for the purposes for which it was collected. Some provinces have enacted substantially similar privacy legislation. We believe we have taken appropriate steps with our AIR MILES Reward Program to comply with these laws.

Employees

As of December 31, 2009, we had approximately 7,400 employees. We believe our relations with our employees are good. We have no collective bargaining agreements with our employees.

Available Information

We file or furnish annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy, for a fee, any document we file or furnish at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at *www.sec.gov*. You may also obtain copies of our annual, quarterly and current reports, proxy statements and certain other information filed or furnished with the SEC, as well as amendments thereto, free of charge from our web site. Our web site is *www.AllianceData.com.* No information from this web site is incorporated by reference herein. These documents are posted to our web site as soon as reasonably practicable after we have filed or furnished these documents with the SEC. We post our audit committee, compensation committee, nominating and corporate governance committee, and executive committee charters, our corporate governance guidelines, and our code of ethics, code of ethics for Senior Financial Executives and Chief Executive Officer, and code of ethics for Board Members on our web site. These documents are available free of charge to any stockholder upon request.

Item 1A. Risk Factors

RISK FACTORS

Risk Factors Related to Our Business

Our 10 largest clients represented 46.6% of our consolidated revenue in 2009 and the loss of any of these clients could cause a significant drop in our revenue.

We depend on a limited number of large clients for a significant portion of our consolidated revenue. Our 10 largest clients represented approximately 46.6% of our consolidated revenue during the year ended December 31, 2009, with Bank of Montreal representing approximately 16.7% of our 2009 consolidated revenue. A decrease in revenue from any of our significant clients for any reason, including a decrease in pricing or activity, or a decision either to utilize another service provider or to no longer outsource some or all of the services we provide, could have a material adverse effect on our consolidated revenue. In addition, our 10 largest clients in the Private Label Services segment and the Private Label Credit segment are the same, and any loss of such clients could have a material adverse effect on our revenue and profitability generated by each of these segments.

Loyalty Services. Loyalty Services represents 30.5% of total revenue. Our 10 largest clients in this segment represented approximately 81.2% of our Loyalty Services revenue in 2009. Bank of Montreal and Canada Safeway represented approximately 45.9% and 10.6%, respectively, of this segment's revenue for 2009. Our contract with Bank of Montreal expires in 2013 and our contract with Canada Safeway expires in 2010, each subject to automatic renewals at five-year intervals.

Epsilon Marketing Services. Epsilon Marketing Services represents 21.9% of total revenue. Our 10 largest clients in this segment represented approximately 27.4% of our Epsilon Marketing Services revenue in 2009.

Private Label Services. Private Label Services represents 16.9% of total revenue. Our 10 largest clients in this segment represented approximately 71.1% of our Private Label Services revenue for this segment in 2009. Limited Brands and its retail affiliates represented approximately 21.2% of our revenue for this segment in 2009. Our contracts with Limited Brands and its retail affiliates expire in 2012.

Private Label Credit. Private Label Credit represents 29.5% of total revenue. Our 10 largest clients in this segment represented approximately 73.5% of our Private Label Credit revenue for this segment in 2009. Limited Brands and its retail affiliates represented approximately 22.0% of our revenue for this segment in 2009. Our contracts with Limited Brands and its retail affiliates expire in 2012.

The markets for the services that we offer may fail to expand or may contract and this could negatively impact our growth and profitability.

Our growth and continued profitability depend on acceptance of the services that we offer. Our clients may not continue to use loyalty and targeted marketing strategies. Changes in technology may enable merchants and retail companies to directly process transactions in a cost-efficient manner without the use of our services. Additionally, downturns in the economy or the performance of retailers may result in a decrease in the demand for our marketing strategies. Further, if customers make fewer purchases of our Private Label Services customers' products and services, we will have fewer transactions to process, resulting in lower revenue. Any decrease in the demand for our services for the reasons discussed above or any other reasons could have a material adverse effect on our growth, revenue and operating results.

Recently issued accounting standards could have a significant impact on us, World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust, World Financial Network Credit Card Master Note Trust II and World Financial Network Credit Card Master Trust III (the "WFN Trusts"), World Financial Capital Credit Card Master Note Trust (the "WFC Trust") or our bank subsidiaries.

On June 12, 2009, the Financial Accounting Standards Board, or FASB, issued guidance related to accounting for transfers of financial assets and the consolidation of variable interest entities. The new accounting standards are effective for annual periods beginning after November 15, 2009, with earlier application prohibited.

Through December 31, 2009, significant portions of the credit card receivables originated by WFNNB or WFCB and ultimately sold to the WFN Trusts or the WFC Trust, which are Qualifying Special Purpose Entities, or QSPEs, as part of our securitization program were exempt from consolidation on the balance sheet of WFNNB, WFCB or any of their affiliates, including us.

The new guidance amends the accounting for transfers of financial assets to QSPEs and thus will impact the accounting for our securitization program. Furthermore, under the new guidance, the WFN Trusts and the WFC Trust will no longer be exempt from consolidation. This new guidance requires an initial evaluation as well as an ongoing assessment of our involvement with the operations of the WFN Trusts and the WFC Trust and our rights or obligations to receive benefits or absorb losses of these securitization trusts that could be potentially significant in order to determine whether those entities will be required to be consolidated on the balance sheet of WFNNB, WFCB or their affiliates, including us. The assessment under this guidance will result in the consolidation of the securitization trusts on the balance sheet of WFNNB, WFCB or their affiliates, including us, beginning January 1, 2010.

Consolidation of the securitization trusts will have a significant impact on our consolidated financial statements. With the addition of the securitized credit card receivables to their balance sheets resulting from the accounting change, under existing regulatory capital requirements, WFNNB's and WFCB's required capital may increase. In addition, if WFNNB or WFCB were to fall below the well-capitalized levels, it may have an adverse impact on their liquidity and cost of funds, as well as limiting their ability to issue brokered deposits. Covenants in our credit facilities and senior note purchase agreement also require that we cause our bank subsidiaries to be classified as "well-capitalized" at all times. It is possible that the implementation of these new accounting standards will have an adverse impact on WFNNB, WFCB or their affiliates, including us.

If we are unable to securitize our credit card receivables due to changes in the market, the unavailability of credit enhancements, an early amortization event or for other reasons, we would not be able to fund new credit card receivables, which would have a negative impact on our operations and earnings.

Since January 1996, we have sold a majority of the credit card receivables originated by WFNNB to WFN Credit Company, LLC and WFN Funding Company II, LLC, which in turn sold them to the WFN Trusts as part of our securitization program. In September 2008, we initiated a securitization program for the credit card receivables originated by WFCB, selling them to World Financial Capital Credit Company, LLC, which in turn sold them to the WFC Trust. These securitization programs are a significant funding vehicle through which we finance WFNNB's and WFCB's credit card receivables. If WFNNB or WFCB were not able to regularly securitize the receivables it originates, our ability to fund new credit card receivables and to grow or even maintain our Private Label business would be materially impaired. WFNNB's and WFCB's ability to effect securitization transactions is affected by the following factors, some of which are beyond our control:

- conditions in the securities markets in general and the asset-backed securitization market in particular;
- interpretation and application of complex regulations and accounting rules, and changes therein;
- conformity of the quality of credit card receivables to rating agency requirements and changes in that quality or those requirements; and
- our ability to fund required over-collateralizations or credit enhancements, which we routinely utilize in order to achieve better credit ratings, which lowers our borrowing costs.

Beginning in the second half of 2007 and continuing through 2009, conditions in the securities market in general and the asset-backed securitization market in particular deteriorated significantly. While we were able to complete two public asset-backed securities issuances out of our securitization trusts in April and August 2009 that were eligible under the Federal Reserve's Term Asset-Backed Securities Loan Facility Program, or TALF, the TALF program is set to expire in March 2010. If these conditions persist, deteriorate further or recur in the future, neither WFNNB nor WFCB may be able to securitize the receivables it originates on terms similar to those it has received historically, or at all. We have $265.4 million of asset-backed notes that will become due in 2010. In addition, we have approximately $2.5 billion in private conduit capacity of which $1.4 billion was outstanding at December 31, 2009 and coming due at various dates in 2010. Our ability to refinance these notes on favorable terms or at all will depend upon our ability to continue to securitize our receivables, which will depend upon the conditions in the securities market at the time, as well as the other factors described above.

Further, while we have capacity to issue new asset-backed securities from our securitization trusts, there has been uncertainty in the securitization market recently over existing FDIC guidance regarding standards for legal isolation of the transferred assets. The FDIC has adopted a "safe harbor" rule stating that, if certain conditions are met, the FDIC will not use its repudiation power to reclaim, recover or recharacterize as property of an FDIC-insured institution any financial assets transferred by that institution in connection with a securitization transaction. WFNNB has structured the issuance of its asset-backed securities with the intention that the transfers of the securitized credit card receivables by WFNNB would have the benefit of this safe harbor rule. Except as described below, the protection of the FDIC safe harbor rule only extends to securitizations that satisfy the conditions for sale accounting treatment (other than the legal isolation condition, since the safe harbor rule was meant to help satisfy that condition). As a result of accounting changes effective as of January 1, 2010, the transfers of receivables by WFNNB ceased to satisfy the conditions for sale accounting treatment. The FDIC has adopted an amendment to the safe harbor rule stating that for transfers of financial assets made on or before March 31, 2010, or, with respect to revolving securitization trusts, for securitizations in which the related beneficial interests were issued on or before March 31, 2010, the protection of the safe harbor rule will continue to apply for the life of the securitization transaction notwithstanding the fact the transaction does not satisfy all conditions for sale accounting treatment under the new accounting rules, provided that the securitization satisfied the conditions (other than the legal isolation condition) for sale accounting treatment under generally accepted accounting principles in effect for reporting periods prior to November 15, 2009, and the other conditions of the safe harbor rule are satisfied. As a result, the accounting changes will not affect the availability of the safe harbor rule for securitization transactions issued by the securitization trusts prior to March 31, 2010. On December 15, 2009, the FDIC issued an Advance Notice of Proposed Rulemaking, which describes the possible future terms of the legal isolation standard. The form that this rule will ultimately take is uncertain at this time, but it may impact our ability and/or desire to issue asset-backed securities in the future. In addition, TALF will expire in March 2010 for credit card asset-backed securities, which could make it more difficult for WFNNB to access the securitization market.

Once WFNNB and WFCB securitize receivables, the agreement governing the transaction contains covenants that address the receivables' performance and the continued solvency of the retailer where the underlying sales were generated. In the event such a covenant or other similar covenant is breached, an early amortization event could be declared, whereby the trustee for the securitization trust would retain WFNNB's or WFCB's interest in the related receivables, along with the excess interest income that would normally be paid to WFNNB or WFCB, until the securitization investors are fully repaid. The occurrence of an early amortization event would significantly limit, or even negate, our ability to securitize additional receivables.

Recent government actions to stabilize credit markets and financial institutions may not be effective and could adversely affect our competitive position.

In recent years, the U.S. Government enacted legislation and created several programs to help stabilize credit markets and financial institutions and restore liquidity, including the Emergency Economic Stabilization Act of 2008, the Federal Reserve Board's Term Asset Backed Securities Loan Facility and the Federal Deposit

Insurance Corporation's Temporary Liquidity Guarantee Program. Additionally, the governments of many nations enacted similar measures for institutions in their respective countries. There is no assurance that these programs individually or collectively will have beneficial effects in the credit markets, will address credit or liquidity issues of companies that participate in the programs or will reduce volatility or uncertainty in the financial markets. The failure of these programs to have their intended effects could have a material adverse effect on the financial markets, which in turn could materially and adversely affect our business, financial condition and results of operations. During the period that these programs are in place, we could temporarily benefit from the terms of the programs or from the conditions for participation, relative to other companies that do not participate in the programs we do or other companies could benefit from programs that we are not eligible to, or elect not to, participate in. To the extent that we participate in these programs or other similar programs, there is no assurance that such programs will remain available for sufficient periods of time or on acceptable terms to benefit us, and the expiration of such programs could have unintended adverse effects on us.

Increases in net charge-offs beyond our current estimates could have a negative impact on our operating income and profitability.

The primary risk associated with unsecured consumer lending is the risk of default or bankruptcy of the borrower, resulting in the borrower's balance being charged-off as uncollectible. We rely principally on the customer's creditworthiness for repayment of the loan and therefore have no other recourse for collection. We may not be able to successfully identify and evaluate the creditworthiness of cardholders to minimize delinquencies and losses. An increase in defaults or net charge-offs could result in a reduction in operating income. General economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies that lead to greater credit losses. In addition to being affected by general economic conditions and the success of our collection and recovery efforts, our delinquency and net credit card receivable charge-off rates are affected by the credit risk of our credit card receivables and the average age of our various credit card account portfolios. The average age of our credit card receivables affects the stability of delinquency and loss rates of the portfolio. An older credit card portfolio generally drives a more stable performance in the portfolio. For 2009, our managed receivables net charge-off rate was 9.3% compared to 7.3% and 5.8% for 2008 and 2007, respectively. Our pricing strategy may not offset the negative impact on profitability caused by increases in delinquencies and losses, thus any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on us.

Interest rate increases could materially adversely affect our earnings.

Interest rate risk affects us directly in our lending and borrowing activities. Our borrowing costs, including off-balance sheet swap payments, were approximately $312.1 million for 2009, which includes both on-and off-balance sheet transactions. Of this total, $146.6 million of the interest expense for 2009 was attributable to on-balance sheet indebtedness and the remainder was attributable to our securitized credit card receivables, which are financed off-balance sheet. To manage our risk from market interest rates, we actively monitor the interest rates and the interest sensitive components both on- and off-balance sheet to minimize the impact that changes in interest rates have on the fair value of assets, net income and cash flow. To achieve this objective, we manage our exposure to fluctuations in market interest rates by matching asset and liability repricings and through the use of fixed-rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. In addition, we enter into derivative financial instruments such as interest rate swaps and treasury locks to mitigate our interest rate risk on a related financial instrument or to lock the interest rate on a portion of our variable debt. We do not enter into derivative or interest rate transactions for trading or other speculative purposes.

For additional information regarding our interest rate risk, please see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report on Form 10-K and any updated information that may be included in "Part I., Item 3. Quantitative and Qualitative Disclosures About Market Risk" or "Item 1A. Risk Factors" of our subsequent Quarterly Reports on Form 10-Q.

We expect growth in our Private Label Credit and Private Label Services segments to result from new and acquired credit card programs whose credit card receivable performance could result in increased portfolio losses and negatively impact our earnings.

We expect an important source of growth in our credit card operations to come from the acquisition of existing credit card programs and initiating credit card programs with retailers who do not currently offer a private label or co-branded retail card. Although we believe our pricing and models for determining credit risk are designed to evaluate the credit risk of existing programs and the credit risk we are willing to assume for acquired and start-up programs, we cannot assure you that the loss experience on acquired and start-up programs will be consistent with our more established programs. The failure to successfully underwrite these credit card programs may result in defaults greater than our expectations and could have a materially adverse impact on us and our earnings.

As a result of our significant Canadian operations, our reported financial information will be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars.

We are exposed to fluctuations in the exchange rate between the U.S. and Canadian dollars through our significant Canadian operations. We do not hedge any of our net investment exposure in our Canadian subsidiary. A 10% increase in the Canadian exchange rate would have resulted in an increase in pre-tax income of $16.6 million for the year ended December 31, 2009. Conversely, a corresponding decrease in the exchange rate would result in a comparable decrease to pre-tax income.

Our level of indebtedness could materially adversely affect our ability to generate sufficient cash to repay our outstanding debt, our ability to react to changes in our business and our ability to incur additional indebtedness to fund future needs.

We have a high level of indebtedness, which requires a high level of interest and principal payments. Subject to the limits contained in our credit facility, our note purchase agreement, our indenture governing the convertible senior notes and our other debt instruments, we may be able to incur substantial additional indebtedness from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our level of indebtedness could intensify. Our level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our higher level of indebtedness, combined with our other financial obligations and contractual commitments, could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the indenture governing our convertible senior notes and the agreements governing our other indebtedness;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions and other purposes;
- increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage;
- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
- limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes;
- reduce or delay investments and capital expenditures;

- cause any refinancing of our indebtedness to be at higher interest rates and require us to comply with more onerous covenants, which could further restrict our business operations; and
- prevent us from raising the funds necessary to repurchase all notes tendered to us upon the occurrence of certain changes of control, which would constitute a default under the indenture governing the convertible senior notes.

The hedging activity related to our securitization trusts and our floating rate indebtedness subjects us to counterparty risks relating to the creditworthiness of the commercial banks with whom we enter into hedging transactions.

In order to execute hedging strategies related to the securitization trusts and our floating rate indebtedness, we have entered into interest rate derivative contracts with commercial banks. These banks are otherwise known as counterparties. It is our policy to enter into such contracts with counterparties that are deemed to be creditworthy. However, if macro- or micro-economic events were to negatively impact these banks, the banks might not be able to honor their obligations either to us or to the securitization trusts and we might suffer a direct loss.

We rely on third party vendors to provide products and services. Our profitability could be adversely impacted if they fail to fulfill their obligations.

The failure of our suppliers to deliver products and services in sufficient quantities and in a timely manner could adversely affect our business. If our significant vendors were unable to renew our existing contracts, we might not be able to replace the related product or service at the same cost which would negatively impact our profitability.

If actual redemptions by AIR MILES Reward Program collectors are greater than expected, or if the costs related to redemption of AIR MILES reward miles increase, our profitability could be adversely affected.

A portion of our revenue is based on our estimate of the number of AIR MILES reward miles that will go unused by the collector base. The percentage of unredeemed AIR MILES reward miles is known as "breakage" in the loyalty industry. AIR MILES reward miles currently do not expire. We experience breakage when AIR MILES reward miles are not redeemed by collectors for a number of reasons, including:

- loss of interest in the program or sponsors;
- collectors moving out of the program area; and
- death of a collector.

If actual redemptions are greater than our estimates, our profitability could be adversely affected due to the cost of the excess redemptions. In addition, since we recognize revenue over the estimated life of an AIR MILES reward mile for those AIR MILES reward miles subject to breakage, any significant change in, or failure by management to reasonably estimate, breakage could adversely affect our profitability.

Our AIR MILES Reward Program also exposes us to risks arising from potentially increasing reward costs. Our profitability could be adversely affected if costs related to redemption of AIR MILES reward miles increase. A 10% increase in the cost of redemptions would have resulted in a decrease in pre-tax income of $35.4 million for the year ended December 31, 2009.

The loss of our most active AIR MILES Reward Program collectors could negatively affect our growth and profitability.

Our most active AIR MILES Reward Program collectors drive a disproportionately large percentage of our AIR MILES Reward Program revenue. The loss of a significant portion of these collectors, for any reason, could impact our ability to generate significant revenue from sponsors. The continued attractiveness of our loyalty and rewards programs will depend in large part on our ability to remain affiliated with sponsors that are desirable to consumers and to offer rewards that are both attainable and attractive.

If we fail to identify suitable acquisition candidates, or to integrate the businesses we acquire, it could negatively affect our business.

Historically, we have engaged in a significant number of acquisitions, and those acquisitions have contributed to our growth in revenue and profitability. We believe that acquisitions will continue to be a key component of our growth strategy. However, we may not be able to continue to locate and secure acquisition candidates on terms and conditions that are acceptable to us. If we are unable to identify attractive acquisition candidates, our growth could be impaired.

There are numerous risks associated with acquisitions, including:

- the difficulty and expense that we incur in connection with the acquisition;
- adverse accounting consequences of conforming the acquired company's accounting policies to ours;
- the diversion of management's attention from other business concerns;
- the potential loss of customers or key employees of the acquired company;
- the impact on our financial condition due to the timing of the acquisition or the failure to meet operating expectations of the acquired business; and
- the assumption of unknown liabilities of the acquired company.

Acquisitions that we make may not be successfully integrated into our ongoing operations and we may not achieve any expected cost savings or other synergies from any acquisition. If the operations of an acquired business do not meet expectations, our profitability and cash flows may be impaired and we may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

Legislation relating to consumer privacy may affect our ability to collect data that we use in providing our loyalty and marketing services, which, among other things, could negatively affect our ability to satisfy our clients' needs.

The enactment of new or amended legislation or industry regulations arising from public concern over consumer privacy issues could have a material adverse impact on our marketing services. Legislation or industry regulations regarding consumer privacy issues could place restrictions upon the collection, sharing and use of information that is currently legally available, which could materially increase our cost of collecting some data. These types of legislation or industry regulations could also prohibit us from collecting or disseminating certain types of data, which could adversely affect our ability to meet our clients' requirements and our profitability and cash flow. In addition to the United States and Canadian regulations discussed below, we have expanded our marketing services through the acquisition of companies formed and operating in foreign jurisdictions that may be subject to additional or more stringent legislation and regulations regarding consumer privacy.

In the United States, federal and state laws such as the federal Gramm-Leach-Bliley Act and the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003, make it more difficult to collect, share and use information that has previously been legally available and may increase our costs of collecting some data. Regulations under these acts give cardholders the ability to "opt out" of having information generated by their credit card purchases shared with other affiliated and unaffiliated parties or the public. Our ability to gather, share and utilize this data will be adversely affected if a significant percentage of the consumers whose purchasing behavior we track elect to "opt out," thereby precluding us and our affiliates from using their data.

In the United States, the federal Do-Not-Call Implementation Act makes it more difficult to telephonically communicate with prospective and existing customers. Similar measures were implemented in Canada beginning September 1, 2008. Regulations in both the United States and Canada give consumers the ability to "opt out," through a national do-not-call registry and state do-not-call registries of having telephone solicitations placed to them by companies that do not have an existing business relationship with the consumer. In addition, regulations require companies to maintain an internal do-not-call list for those who do not want the companies to solicit them through telemarketing. These regulations could limit our ability to provide services and information to our clients. Failure to comply with these regulations could have a negative impact on our reputation and subject us to significant penalties.

In the United States, the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 restricts our ability to send commercial electronic mail messages, the primary purpose of which is advertising or promoting a commercial product or service, to our customers and prospective customers. The act requires that a commercial electronic mail message provide the customers with an opportunity to opt-out from receiving future commercial electronic mail messages from the sender. Failure to comply with the terms of this act could have a negative impact on our reputation and subject us to significant penalties.

In Canada, the Personal Information Protection and Electronic Documents Act requires an organization to obtain a consumer's consent to collect, use or disclose personal information. Under this act, consumer personal information may be used only for the purposes for which it was collected. We allow our customers to voluntarily "opt out" from receiving either one or both promotional and marketing mail or promotional and marketing electronic mail. Heightened consumer awareness of, and concern about, privacy may result in customers "opting out" at higher rates than they have historically. This would mean that a reduced number of customers would receive bonus and promotional offers and therefore those customers may collect fewer AIR MILES reward miles.

Failure to safeguard our databases and consumer privacy could affect our reputation among our clients and their customers, and may expose us to legal claims.

As part of our AIR MILES Reward Program, targeted marketing services programs and credit card programs, we maintain marketing databases containing information on consumers' account transactions. Although we have extensive security procedures, our databases may be subject to unauthorized access. If we experience a security breach, the integrity of our databases could be affected. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support our profiling capability. The use of our loyalty, marketing services or credit card programs could decline if any compromise of security occurred. In addition, any unauthorized release of customer information or any public perception that we released consumer information without authorization, could subject us to legal claims from consumers or regulatory enforcement actions and adversely affect our client relationships.

Loss of data center capacity, interruption of telecommunication links, computer viruses or inability to utilize proprietary software of third party vendors could affect our ability to timely meet the needs of our clients and their customers.

Our ability, and that of our third-party service providers, to protect our data centers against damage or inoperability from fire, power loss, telecommunications failure, computer viruses and other disasters is critical. In order to provide many of our services, we must be able to store, retrieve, process and manage large amounts of data and periodically expand and upgrade our database capabilities. Any damage to our data centers, or those of our third-party service providers, any failure of our telecommunication links that interrupts our operations or any impairment of our ability to use our software or the proprietary software of third party vendors, including impairments due to virus attacks, could adversely affect our ability to meet our clients' needs and their confidence in utilizing us for future services.

Current and proposed regulation and legislation relating to our retail credit services could limit our business activities, product offerings and fees charged.

Various federal and state laws and regulations significantly limit the retail credit services activities in which we are permitted to engage. Such laws and regulations, among other things, limit the fees and other charges that we can impose on consumers, limit or proscribe certain other terms of our products and services, require specified disclosures to consumers, or require that we maintain certain licenses, qualifications and minimum capital levels. In some cases, the precise application of these statutes and regulations is not clear. In addition, numerous legislative and regulatory proposals are advanced each year which, if adopted, could have a materially adverse effect on our profitability or further restrict the manner in which we conduct our activities. In May 2009, the Credit Card Accountability Responsibility and Disclosure Act of 2009 was enacted, or the CARD Act. The CARD Act, together with its implementing rules, which become effective in 2010, act to limit or modify certain credit card practices and require increased disclosures to consumers. The credit card practices addressed by the rules include, but are not limited to, restrictions on the application of rate increases to existing and new balances, payment allocation, default pricing, imposition of late fees and two-cycle billing. The CARD Act rules incorporate the substance of the rules previously adopted by the Federal Reserve Board in December 2008 that amended both Regulation AA (Unfair or Deceptive Acts or Practices) and Regulation Z (Truth in Lending Act). Therefore, these prior rules have been withdrawn. The failure to comply with, or adverse changes in, the laws or regulations to which our business is subject, or adverse changes in their interpretation, could have a materially adverse effect on our ability to collect our receivables and generate fees on the receivables, thereby adversely affecting our profitability.

Our failure to protect our intellectual property rights may harm our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly.

Third parties may infringe or misappropriate our trademarks or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. The actions we take to protect our trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We may not be able to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. Third parties may also assert infringement claims against us. Any claims and any resulting litigation could subject us to significant liability for damages. An adverse determination in any litigation of this type could require us to design around a third party's patent or to license alternative technology from another party. In addition, litigation is time consuming and expensive to defend and could result in the diversion of our time and resources. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims.

Airline or travel industry disruptions, such as an airline insolvency, could negatively affect the AIR MILES Reward Program, our revenues and profitability.

Air travel is one of the appeals of the AIR MILES Reward Program to collectors. As a result of airline insolvencies and restructurings, we may experience service disruptions that prevent us from fulfilling collectors' flight redemption requests. If one of our existing airline suppliers sharply reduces its fleet capacity and route network, we may not be able to satisfy our collectors' demands for airline tickets. Tickets from other airlines, if available, could be more expensive than a comparable ticket under our current supply agreements with existing suppliers, and the routes offered by the other airlines may be inadequate, inconvenient or undesirable to the redeeming collectors. As a result, we may experience higher air travel redemption costs, and collector satisfaction with the AIR MILES Reward Program might be adversely affected.

As a result of airline or travel industry disruptions, political instability, terrorist acts or war, some collectors could determine that air travel is too dangerous or burdensome. Consequently, collectors might forego redeeming AIR MILES reward miles for air travel and therefore might not participate in the AIR MILES Reward Program to the extent they previously did, which could adversely affect our revenue from the program.

Our bank subsidiaries are subject to extensive federal regulation that may require us to make capital contributions to them, and that may restrict the ability of these subsidiaries to make cash available to us.

Federal and state laws and regulations extensively regulate the operations of our credit card services bank subsidiary, WFNNB, as well as our industrial bank, WFCB. Many of these laws and regulations are intended to maintain the safety and soundness of WFNNB and WFCB, and they impose significant restraints on them to which other non-regulated entities are not subject. As a national bank, WFNNB is subject to overlapping supervision by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, or the OCC, and the Federal Deposit Insurance Corporation, or the FDIC. As an industrial bank, WFCB is subject to overlapping supervision by the FDIC and the State of Utah. WFNNB and WFCB must maintain minimum amounts of regulatory capital. If WFNNB and WFCB do not meet these capital requirements, their respective regulators have broad discretion to institute a number of corrective actions that could have a direct material effect on our financial statements. WFCB, as an institution insured by the FDIC, must maintain certain capital ratios, paid-in capital minimums and adequate allowances for loan losses. WFNNB must meet specific guidelines that involve measures and ratios of its assets, liabilities, regulatory capital, interest rate exposure and certain off-balance sheet items under regulatory accounting standards, among other factors. As part of a portfolio acquisition in 2003 by WFNNB, which required approval by the OCC, the OCC required WFNNB to enter into an operating agreement with it (the "2003 Operating Agreement") and a capital adequacy and liquidity maintenance agreement with us (the "2003 CALMA"). The 2003 Operating Agreement required WFNNB to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. On August 14, 2009, we entered into a revised operating agreement with WFNNB and the OCC (the "2009 Operating Agreement"), which required us to enter into both a new capital adequacy and liquidity maintenance agreement (the "2009 CALMA") and a capital and liquidity support agreement (the "2009 CALSA") with WFNNB. The 2009 Operating Agreement has not required any changes in WFNNB's operations. The 2009 CALMA and 2009 CALSA memorialize our current obligations to ensure that WFNNB remains in compliance with its minimum capital requirements. If either WFNNB or WFCB were to fail to meet any of the capital requirements to which it is subject, we may be required to provide them with additional capital, which could impair our ability to service our indebtedness.

Before WFNNB can pay dividends to us, it must obtain prior regulatory approval if all dividends declared in any calendar year would exceed its net profits for that year plus its retained net profits for the preceding two calendar years, less any transfers to surplus. In addition, WFNNB may pay dividends only to the extent that retained net profits, including the portion transferred to surplus, exceed bad debts. Moreover, to pay any dividend, WFNNB must maintain adequate capital above regulatory guidelines. Further, if a regulatory authority believes that WFNNB is engaged in or is about to engage in an unsafe or unsound banking practice, which, depending on its financial condition, could include the payment of dividends, that regulatory authority may require, after notice and hearing, that WFNNB cease and desist from the unsafe practice. To pay any dividend, WFCB must also maintain adequate capital above regulatory guidelines. Accordingly, neither WFNNB nor WFCB may be able to make any of its cash or other assets available to us, including servicing our indebtedness.

If our bank subsidiaries fail to meet certain criteria, we may become subject to regulation under the Bank Holding Company Act, which could force us to cease all of our non-banking activities and thus cause a drastic reduction in our profits and revenue.

If either of our depository institution subsidiaries failed to meet the criteria for the exemption from the definition of "bank" in the Bank Holding Company Act under which it operates (which exemptions are described below), and if we did not divest such depository institution upon such an occurrence, we would become subject to regulation under the Bank Holding Company Act. This would require us to cease certain of our activities that are not permissible for companies that are subject to regulation under the Bank Holding Company Act. One of our depository institution subsidiaries, WFNNB, is a limited-purpose national credit card bank located in Ohio. WFNNB will not be a "bank" as defined under the Bank Holding Company Act so long as it remains in compliance with the following requirements:

- it engages only in credit card operations;
- it does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties;
- it does not accept any savings or time deposits of less than $100,000, except for deposits pledged as collateral for its extensions of credit;
- it maintains only one office that accepts deposits; and
- it does not engage in the business of making commercial loans.

Our other depository institution subsidiary, WFCB, is a Utah industrial bank that is authorized to do business by the State of Utah and the FDIC. WFCB will not be a "bank" as defined under the Bank Holding Company Act so long as it remains an industrial bank in compliance with the following requirements:

- it is an institution organized under the laws of a state which, on March 5, 1987, had in effect or had under consideration in such state's legislature a statute which required or would require such institution to obtain insurance under the Federal Deposit Insurance Act; and
- it does not accept demand deposits that the depositor may withdraw by check or similar means for payment to third parties.

If our industrial bank fails to meet the requirements of the FDIC or State of Utah, we may be subject to termination of our industrial bank.

Our industrial bank, WFCB, is authorized to do business by the State of Utah and the FDIC. WFCB is subject to capital ratios and paid-in capital minimums and must maintain adequate allowances for loan losses. If WFCB fails to meet the requirements of the FDIC or the State of Utah, it may be subject to termination as an industrial bank.

Competition in our industries is intense and we expect it to intensify.

The markets for our products and services are highly competitive and we expect competition to intensify in each of those markets. Many of our current competitors have longer operating histories, stronger brand names and greater financial, technical, marketing and other resources than we do. Certain of our segments also compete against in-house staffs of our current clients and others or internally developed products and services by our current clients and others. For example, as a result of increasing competitors in the loyalty market, including from Aeroplan, Air Canada's frequent flyer program, we may experience greater competition in attracting and retaining sponsors in our AIR MILES Reward Program. Our ability to generate significant revenue from clients and partners will depend on our ability to differentiate ourselves through the products and services we provide and the attractiveness of our programs to consumers. We may not be able to compete successfully against our current and potential competitors.

In 2009, our Private Label Services segment derived approximately 96.7 % of its revenue from servicing cardholder accounts for the Private Label Credit segment. If the Private Label Credit segment suffered a significant client loss, our revenue and profitability attributable to the Private Label Services segment could be materially and adversely affected.

Our Private Label Services segment performs card processing and servicing activities for cardholder accounts generated by our Private Label Credit segment. During 2009, our Private Label Services segment derived $383.5 million, or 96.7 %, of its revenues, from these services for our Private Label Credit segment. The financial performance of our Private Label Services segment, therefore, is linked to the activities of our Private Label Credit segment. If the Private Label Credit segment were to lose a significant client, our revenue and profitability attributable to the Private Label Services segment could be materially and adversely affected.

Anti-takeover provisions in our organizational documents, Delaware law and the fundamental change purchase rights of our convertible senior notes may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent or delay change of control transactions or attempts by our stockholders to replace or remove our current management.

Delaware law, as well as provisions of our certificate of incorporation, bylaws and debt instruments, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to our stockholders.

These include:

- a board of directors classified into three classes of directors with the directors of each class having staggered, three-year terms;
- our board's authority to issue shares of preferred stock without further stockholder approval;
- provisions of Delaware law providing that directors serving on staggered boards of directors, such as ours, may be removed only for cause; and
- fundamental change purchase rights of our convertible senior notes, which allow such noteholders to require us to purchase all or a portion of their convertible senior notes upon the occurrence of a fundamental change, as well as provisions requiring an increase to the conversion rate for conversions in connection with make-whole fundamental changes.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving us. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline or delay or prevent our stockholders from receiving a premium over the market price of our common stock that they might otherwise receive.

Future sales of our common stock, or the perception that future sales could occur, may adversely affect our common stock price.

As of February 25, 2010, we had an aggregate of 101,808,856 shares of our common stock authorized but unissued and not reserved for specific purposes. In general, we may issue all of these shares without any action or approval by our stockholders. We have reserved 21,003,000 shares of our common stock for issuance under our employee stock purchase plan and our long-term incentive plans, of which 4,135,824 shares are issuable upon vesting of restricted stock awards, restricted stock units, and upon exercise of options granted as of February 25, 2010, including options to purchase approximately 2,440,948 shares exercisable as of February 25, 2010 or that will become exercisable within 60 days after February 25, 2010. We have reserved for issuance 1,500,000 shares of our common stock, 909,041 of which remain issuable, under our 401(k) and Retirement Savings Plan. In addition, we may pursue acquisitions of competitors and related businesses and may issue shares of our common stock in connection with these acquisitions. Sales or issuances of a substantial number of shares of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock, and any sale or issuance of our common stock will dilute the percentage ownership held by our stockholders.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be made at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board deems relevant.

Conversion of the convertible senior notes may dilute the ownership interest of existing stockholders.

The conversion of some or all of the convertible senior notes may dilute the ownership interests of existing stockholders. Any sales in the public market of any of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the conversion of the convertible senior notes into shares of our common stock or a combination of cash and shares of our common stock could depress the price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2009, we leased approximately 45 general office properties worldwide, comprising over 2.1 million square feet. These facilities are used to carry out our operational, sales and administrative functions. Our principal facilities are as follows:

Location	Segment	Approximate Square Footage	Lease Expiration Date
Dallas, Texas	Corporate	230,061	October 31, 2010
Plano, Texas	Corporate	84,262	June 29, 2021
Columbus, Ohio	Corporate, Private Label Credit	199,112	November 30, 2017
Columbus, Ohio	Private Label Services	103,161	January 31, 2014
Westerville, Ohio	Private Label Services	100,800	May 31, 2011
Toronto, Ontario, Canada	Loyalty Services	183,014	September 30, 2017
Toronto, Ontario, Canada	Loyalty Services	16,124	October 31, 2014
New York, New York	Epsilon Marketing Services	50,648	January 31, 2018
Wakefield, Massachusetts	Epsilon Marketing Services	135,518	December 31, 2020
Irving, Texas	Epsilon Marketing Services	150,232	June 30, 2018
Thornton, Colorado	Epsilon Marketing Services	7,148	January 31, 2012
Lafayette, Colorado	Epsilon Marketing Services	80,132	April 30, 2016
Earth City, Missouri	Epsilon Marketing Services	116,783	September 30, 2012

We believe our current and proposed facilities are suitable to our businesses and that we will be able to lease, purchase or newly construct additional facilities as needed.

Item 3. Legal Proceedings

From time to time we are involved in various claims and lawsuits arising in the ordinary course of our business that we believe will not have a material adverse affect on our business or financial condition, including claims and lawsuits alleging breaches of our contractual obligations.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the New York Stock Exchange, or NYSE, and trades under the symbol "ADS." The following table sets forth for the periods indicated the high and low composite per share prices as reported by the NYSE.

	High	Low
Year Ended December 31, 2009		
First quarter	$48.71	$22.76
Second quarter	49.69	34.72
Third quarter	65.95	36.30
Fourth quarter	69.09	54.66
Year Ended December 31, 2008		
First quarter	$75.00	$39.54
Second quarter	62.50	47.00
Third quarter	67.68	47.54
Fourth quarter	66.15	34.76

Holders

As of February 25, 2010, the closing price of our common stock was $56.08 per share, there were 52,553,789 shares of our common stock outstanding, and there were approximately 35 holders of record of our common stock.

Dividends

We have never declared or paid any dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board deems relevant. In addition, under the terms of our credit facility, we are restricted in the amount of any dividends or return of capital, other distribution, payment or delivery of property or cash to our common stockholders.

Issuer Purchases of Equity Securities

On July 30, 2008, we announced that our Board of Directors authorized a stock repurchase program to acquire up to $1.3 billion of our outstanding common stock through December 2009, subject to any restrictions pursuant to the terms of our credit agreements or otherwise.

The following table presents information with respect to purchases of our common stock made during the three months ended December 31, 2009:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]
				(In millions)
During 2009:				
October 1-31	253,402	$57.90	251,768	$288.6
November 1-30	166,849	59.95	163,500	278.8
December 1-31	63,354	60.57	61,800	275.1
Total	483,605	$58.96	477,068	$275.1

(1) During the period represented by the table, the administrator of our 401(k) and Retirement Saving Plan purchased 6,537 shares of our common stock for the benefit of the employees who participated in that portion of the plan.

(2) On July 30, 2008, we announced that our Board of Directors authorized a stock repurchase program to acquire up to $1.3 billion of our outstanding common stock through December 31, 2009, subject to any restrictions pursuant to the terms of our credit agreement or otherwise. On January 27, 2010, our Board of Directors authorized a new stock repurchase program to acquire up to $275.1 million of our outstanding common stock, from February 5, 2010 through December 31, 2010, subject to any restrictions under the terms of our credit agreement or otherwise.

Equity Compensation Plan Information

The following table provides information as of December 31, 2009 with respect to shares of our common stock that may be issued under the 2005 Long Term Incentive Plan or the Amended and Restated Employee Stock Purchase Plan:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	2,480,690	$36.05	1,391,133[1]
Equity compensation plans not approved by security holders	None	N/A	None
Total	2,480,690	$36.05	1,391,133

(1) Includes 704,245 shares available for future issuance under the Amended and Restated Employee Stock Purchase Plan.

Performance Graph

The following graph compares the yearly percentage change in cumulative total stockholder return on our common stock since December 31, 2004, with the cumulative total return over the same period of (1) the S&P 500 Index and (2) a peer group selected by us.

The companies in the peer group are Acxiom Corporation, Affiliated Computer Services, Inc., American Express Company, Capital One Financial Corporation, Convergys Corporation, DST Systems, Inc., Fidelity National Information Services, Inc., Fiserv, Inc., Global Payments, Inc., Harte-Hanks, Inc., MasterCard, Incorporated, Total Systems Services, Inc. and The Western Union Company.

Pursuant to rules of the SEC, the comparison assumes $100 was invested on December 31, 2004 in our common stock and in each of the indices and assumes reinvestment of dividends, if any. Also pursuant to SEC rules, the returns of each of the companies in the peer group are weighted according to the respective company's stock market capitalization at the beginning of each period for which a return is indicated. Historical stock prices are not indicative of future stock price performance.

**COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG ALLIANCE DATA SYSTEMS CORPORATION,
S&P 500 INDEX AND PEER GROUP INDEX**



DOLLARS
180
160
140
120
100
80
60
40
20
0
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
ALLIANCE DATA SYSTEMS
PEER GROUP INDEX
S&P 500 INDEX

ASSUMES $100 INVESTED ON DEC. 31, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2009

	Alliance Data Systems Corporation	S&P 500	Peer Group
December 31, 2004	$100.00	$100.00	$100.00
December 31, 2005	74.98	104.91	104.85
December 31, 2006	131.57	121.48	116.01
December 31, 2007	157.94	128.16	110.32
December 31, 2008	98.00	80.74	59.32
December 31, 2009	136.04	102.11	98.38

Our future filings with the SEC may "incorporate information by reference", including this Form 10-K. Unless we specifically state otherwise, this Performance Graph shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 6. Selected Financial Data

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets forth our summary historical financial information for the periods ended and as of the dates indicated. You should read the following historical financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Form 10-K. The fiscal year financial information included in the table below is derived from audited financial statements. Our financial statements have been presented with our merchant, utility services businesses, and terminated operations of a private label program as discontinued operations. All historical statements have been restated to conform to this presentation.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share amounts)				
Income statement data					
Total revenue	$1,964,341	$2,025,254	$1,962,159	$1,650,549	$1,232,480
Cost of operations (exclusive of amortization and depreciation disclosed separately below)[(1)]	1,354,138	1,341,958	1,304,631	1,095,929	833,283
General and administrative[(1)]	99,823	82,804	80,898	91,815	88,797
Depreciation and other amortization	62,196	68,505	59,688	48,499	40,545
Amortization of purchased intangibles	63,090	67,291	67,323	40,926	23,004
Gain on acquisition of a business	(21,227)	—	—	—	—
Loss on the sale of assets	—	1,052	16,045	—	—
Merger (reimbursements) costs	(1,436)	3,053	12,349	—	—
Total operating expenses	1,556,584	1,564,663	1,540,934	1,277,169	985,629
Operating income	407,757	460,591	421,225	373,380	246,851
Interest expense, net	144,811	80,440	69,381	40,722	13,905
Income from continuing operations before income taxes	262,946	380,151	351,844	332,658	232,946
Provision for income taxes	86,227	147,599	137,403	126,261	86,318
Income from continuing operations	176,719	232,552	214,441	206,397	146,628
Loss from discontinued operations, net of taxes	(32,985)	(26,150)	(50,380)	(16,792)	(7,883)
Net income	$ 143,734	$ 206,402	$ 164,061	$ 189,605	$ 138,745
Income from continuing operations per share—basic	$ 3.17	$ 3.25	$ 2.74	$ 2.59	$ 1.78
Income from continuing operations per share—diluted	$ 3.06	$ 3.16	$ 2.65	$ 2.53	$ 1.73
Net income per share—basic	$ 2.58	$ 2.88	$ 2.09	$ 2.38	$ 1.69
Net income per share—diluted	$ 2.49	$ 2.80	$ 2.03	$ 2.32	$ 1.64
Weighted average shares used in computing per share amounts—basic	55,765	71,502	78,403	79,735	82,208
Weighted average shares used in computing per share amounts—diluted	57,706	73,640	80,811	81,686	84,637

(1) Included in general and administrative is stock compensation expense of $24.3 million, $18.9 million, $20.7 million, $15.5 million, and $7.9 million for the years ended December 31, 2009, 2008, 2007, 2006, and 2005, respectively. Included in cost of operations is stock compensation expense of $29.3 million, $29.8 million, $27.6 million, $20.3 million, and $3.0 million, for the years ended December 31, 2009, 2008, 2007, 2006, and 2005, respectively.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share amounts)				
Adjusted EBITDA[(2)]					
Adjusted EBITDA	$ 590,077	$ 655,229	$ 632,185	$ 498,596	$ 321,361
Other financial data					
Cash flows from operating activities	$ 358,414	$ 451,019	$ 571,521	$ 397,910	$ 109,081
Cash flows from investing activities	$ (888,022)	$ (512,518)	$ (694,808)	$ (472,102)	$ (330,951)
Cash flows from financing activities	$ 570,189	$ (20,306)	$ 197,075	$ 112,270	$ 278,579
Segment Operating data					
Private label statements generated	130,176	125,197	135,261	135,764	124,836
Credit sales	$7,968,125	$7,242,422	$7,502,947	$7,444,298	$6,582,800
Average managed receivables	$4,359,625	$3,915,658	$3,909,627	$3,640,057	$3,170,485
AIR MILES reward miles issued	4,545,774	4,463,181	4,143,000	3,741,834	3,246,553
AIR MILES reward miles redeemed	3,326,307	3,121,799	2,723,524	2,456,932	2,023,218

(2) See "Use of Non-GAAP Financial Measures" set forth in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our use of adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

	As of December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Balance sheet data					
Seller's interest and credit card receivables, net	$ 913,406	$ 612,940	$ 652,434	$ 569,389	$ 479,108
Redemption settlement assets, restricted	574,004	531,594	317,053	260,957	260,963
Total assets	5,225,667	4,341,989	4,162,395	3,481,199	2,996,096
Deferred revenue	1,146,146	995,634	828,348	651,506	610,533
Certificates of deposit	1,465,000	688,900	370,400	299,000	379,100
Long-term and other debt, including current maturities	1,782,352	1,491,275	957,650	741,618	452,449
Total liabilities	4,952,891	3,794,691	2,965,429	2,409,666	2,074,989
Total stockholders' equity	272,776	547,298	1,196,966	1,071,533	921,107

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a leading provider of data-driven and transaction-based marketing and customer loyalty solutions. We offer a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, permission-based email marketing and private label retail credit card programs. We focus on facilitating and managing interactions between our clients and their customers through a variety of consumer marketing channels, including in-store, catalog, mail, telephone and on-line. We capture data created during each customer interaction, analyze the data and leverage the insight derived from that data to enable clients to identify and acquire new customers, as well as to enhance customer loyalty. We believe that our services are becoming increasingly valuable as companies continue to shift their marketing resources away from traditional mass marketing campaigns toward more targeted marketing programs that provide measurable returns on marketing investments. We operate in the following business segments: Loyalty Services, Epsilon Marketing Services, Private Label Credit and Private Label Services.

Loyalty Services. The Loyalty Services segment generates revenue primarily from our coalition loyalty program in Canada.

In our AIR MILES Reward Program, we primarily collect fees from our clients based on the number of AIR MILES reward miles issued and, in limited circumstances, the number of AIR MILES reward miles redeemed. All of the fees collected for AIR MILES reward miles issued are deferred and recognized over time. AIR MILES reward miles issued and AIR MILES reward miles redeemed are the two primary drivers of Loyalty Services' revenue and indicators of the success of the program. These two drivers are also important in the revenue recognition process.

- AIR MILES Reward Miles Issued: The number of AIR MILES reward miles issued reflects the buying activity of the collectors at our participating sponsors, who pay us a fee per AIR MILES reward mile issued. The fees collected from sponsors for the issuance of AIR MILES reward miles represent future revenue and earnings for us. The revenue related to the service element of the AIR MILES reward miles (which consists of marketing and administrative services provided to sponsors) is initially deferred and amortized over a period of 42 months, which is the estimated life of an AIR MILES reward mile, beginning with the issuance of the AIR MILES reward mile and ending upon its expected redemption.
- AIR MILES Reward Miles Redeemed: Redemptions show that collectors are redeeming AIR MILES reward miles to collect the rewards that are offered through our programs, which is an indicator of the success of the program. We recognize revenue from the redemptions of AIR MILES reward miles by collectors. The revenue related to the redemption element is deferred until the collector redeems the AIR MILES reward miles or over the estimated life of an AIR MILES reward mile in the case of AIR MILES reward miles that we estimate will go unused by the collector base or "breakage." We currently estimate breakage to be 28% of AIR MILES reward miles issued. There have been no changes to management's estimate of the life of a mile in the periods presented. Our estimated breakage changed from one-third to 28% effective June 1, 2008. See Note 10, "Deferred Revenue," of the Notes to Consolidated Financial Statements for additional information.

Our AIR MILES Reward Program tends to be resilient during economic swings, because many of our sponsors are in non-discretionary retail categories such as grocery stores, gas stations and pharmacies. Additionally, we target the sponsors' most loyal customers, who we believe are unlikely to significantly change their spending patterns. We are impacted by changes in the exchange rate between the U.S. dollar and the Canadian dollar.

Epsilon Marketing Services. The Epsilon Marketing Services segment is a leader in providing integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services. Epsilon Marketing Services has over 500 clients, primarily in the financial services, specialty retail, hospitality and pharmaceutical end-markets.

Private Label Services. The Private Label Services segment primarily generates revenue based on the number of statements generated, customer calls handled, remittance processing, customer care and various marketing services. Statements generated represent the number of statements generated for our credit cards. The number of statements generated in any given period is a fairly reliable indicator of the number of active account holders during that period.

Companies are increasingly outsourcing their non-core processes such as billing and customer care. The Private Label Services segment is primarily affected by those industry trends that affect our Private Label Credit segment as discussed below.

Private Label Credit. The Private Label Credit segment provides risk management solutions, account origination and funding services for our more than 100 private label retail and co-branded credit card programs. Private Label Credit primarily generates revenue from securitization income, servicing fees from our securitization trusts and merchant discount fees. Private label credit sales and average managed receivables are the two primary drivers of revenue for this segment.

- Private Label Credit Sales: This represents the dollar value of private label credit card sales that occur at our clients' point of sale terminals or through catalogs or web sites. Generally, we are paid a percentage of these sales, referred to as merchant discount, from the retailers that utilize our program. Private label credit sales typically lead to higher portfolio balances as cardholders finance their purchases through our credit card banks.
- Average Managed Receivables: This represents the average balance of outstanding receivables from our cardholders at the beginning of each month during the period in question. Customers are assessed a finance charge based on their outstanding balance at the end of a billing cycle. There are many factors that drive the outstanding balances, such as payment rates, charge-offs, recoveries and delinquencies. Management actively monitors all of these factors.

The Private Label Credit segment is affected by increased outsourcing in targeted industries. The growing trend of outsourcing private label retail credit card programs leads to increased accounts and balances to finance. We focus our sales efforts on prime borrowers and do not target sub-prime borrowers. Additionally, economic trends can impact this segment. Interest expense is a significant component of operating costs for the securitization trusts.

Corporate/Other. This includes corporate overhead which is not allocated to our segments, as well as all other immaterial businesses.

Year in Review Highlights

Our results for the year ended December 31, 2009 included the following significant agreements and continued selective execution of our acquisition strategy:

- In January 2009, we announced the signing of a multi-year agreement with HSN, an interactive lifestyle network and retail destination, to provide both co-brand and private label credit card services. In addition, we purchased HSN's existing private label credit card portfolio in December 2008, with the conversion completed in the first quarter of 2009.
- In February 2009, we announced that Shell Canada Products, a top-5 AIR MILES Reward Program sponsor and a manufacturer, distributor, and marketer of refined petroleum products in Canada, had signed a multi-year renewal agreement.

- In February 2009, we announced the signing of a multi-year agreement with America's Gardening Resource, a manufacturer and retailer of gardening tools, products, and supplies, for Epsilon Marketing Services to build and maintain its customer marketing database.
- In February 2009, we announced the signing of a long-term agreement with Haband, a multi-channel retailer of men's and women's apparel and home goods via catalog and online, to provide private label credit card services.
- In March 2009, our private label credit card banking subsidiary, World Financial Network National Bank, completed the renewal of its $550.0 million conduit facility with Barclays Capital, Royal Bank of Canada, and JP Morgan, increasing its capacity to $666.7 million.
- In April 2009, we announced the signing of a multi-year contract extension with Pacific Sunwear of California, a specialty retailer of casual apparel, accessories, and footwear, to continue providing private label credit card services.
- In April 2009, as part of the securitization program for our private label credit card banking subsidiary, World Financial Network Credit Card Master Note Trust issued $708.9 million of term asset-backed securities to investors, including those participating in the U.S. government's TALF program.
- In April 2009, we announced that Goodyear Canada, one of the original 13 AIR MILES Reward Program sponsors and retailer of automotive tires and after-market automotive products, had signed a multi-year renewal agreement.
- In May 2009, we announced that Epsilon Marketing Services added 19 new clients to its permission-based email and digital solutions business during the first quarter of 2009.
- In May 2009, we announced the signing of a long-term expansion and extension agreement with Tween Brands, a specialty retailer, to continue to provide private label credit card services to its Limited Too / Justice brands.
- In May 2009, we completed a new three-year term credit facility.
- In May 2009, we announced the signing of a multi-year extension agreement with National Geographic Society for Epsilon Marketing Services to continue providing database hosting and marketing services.
- In June 2009, we completed an offering of $345.0 million aggregate principal amount of convertible senior notes due 2014, which included the exercise of an over-allotment option of $45.0 million.
- In July 2009, we announced an expansion agreement with pharmaceutical company, Astra Zeneca, for Epsilon Marketing Services to provide comprehensive database and permission-based email marketing solutions.
- In July 2009, we announced BMO Bank of Montreal's initiative to enhance its AIR MILES credit card program for Canadian BMO MasterCard® cardholders and AIR MILES reward miles collectors to provide an opportunity to substantially increase miles issued.
- In July 2009, we announced a multi-year agreement to provide private label credit card services to Big M, Inc., a multi-brand specialty retailer, and to acquire its existing private label credit card portfolio.
- In August 2009, we announced a long-term agreement with Charming Shoppes, Inc., a multi-brand apparel retailer, to assume operation of Charming Shoppes' private label credit card programs and to acquire the credit card files and service center operations associated with Charming Shoppes' branded card programs. The acquisition was completed in October 2009.
- In August 2009, as part of the securitization program for our private label credit card banking subsidiary, World Financial Network Credit Card Master Note Trust issued $949.3 million of term asset-backed securities to investors, including those participating in the U.S. government's TALF program.

- In September 2009, we announced a multi-year extension agreement with Reed Business Information US, a business-to-business information provider, for Epsilon Marketing Services to continue providing permission-based email marketing services.
- In September 2009, we announced a multi-year agreement with business support services provider, Pacific Dental Services to provide patient financing and marketing services via a private label credit card program for dental and orthodontic procedures performed in affiliated dental practices.
- In September 2009, our private label credit card banking subsidiary, World Financial Network National Bank, completed the renewal of its $1.3 billion conduit facility, increasing its capacity to $1.5 billion and our industrial bank, World Financial Capital Bank, renewed its $167.1 million conduit facility increasing its capacity to $200.0 million.
- In October 2009, we announced an expansion agreement with tobacco company, R.J. Reynolds, for Epsilon Marketing Services to host its consumer database and support its consumer communication programs.
- In October 2009, we announced Loyalty Services' acquisition of a 29 percent interest in CBSM – Companhia Brasileira De Servicos De Marketing, operator of Brazil's dotz loyalty program.
- In November 2009, we announced a new multi-year agreement with Visa for Epsilon Marketing Services to develop, host and operate Visa's next generation loyalty program for its issuers.
- In November 2009, we announced an expansion agreement with Best Western International, Inc. as a new sponsor in the AIR MILES Reward Program, building on an existing agreement where Best Western has been a rewards supplier in the AIR MILES Reward Program since 1995.
- In December 2009, we announced an extension agreement with KeyCorp for Epsilon Marketing Services to continue providing direct marketing services to KeyCorp's Key Bank.
- In December 2009, we announced an expansion agreement with Capital One Financial Corporation for Epsilon Marketing Services to support its customer loyalty program.

Discussion of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting policies that are described in the Notes to Consolidated Financial Statements. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our judgments and estimates in determination of our financial condition and operating results. Estimates are based on information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. The most critical accounting policies and estimates are described below.

Securitization of credit card receivables. We utilize a securitization program to finance a majority of the credit card receivables that we underwrite. We use our off-balance sheet securitization program to lower our cost of funds and more efficiently use capital. In a securitization transaction, we sell credit card receivables originated by our Private Label Credit segment to a trust and retain servicing rights to those receivables, an equity interest in the trust, an interest in the receivables and retained interests in our subordinated notes. Our securitization trusts allow us to sell credit card receivables to the trusts on a daily basis. The securitization trusts are deemed to be QSPEs under GAAP and are appropriately not included in our consolidated financial statements. Our interest in our securitization program is represented on our consolidated balance sheets as seller's interest (our interest in the receivables) and due from securitizations (our retained interests and credit enhancement components).

The trusts issue bonds in the capital markets and notes in private transactions. The proceeds from the bonds and other debt are used to fund the receivables, while cash collected from cardholders is used to finance new receivables and repay borrowings and related borrowing costs. The excess spread is remitted to us as securitization income.

Our residual interest, often referred to as an interest-only strip, is recorded at fair value. The fair value of our interest-only strip represents the present value of the anticipated cash flows we will receive over the estimated life of the receivables, which ranges from 8.1 months to 12 months. This anticipated excess cash flow consists of the excess of finance charges and past-due fees net of the sum of the return paid to bond and note holders, estimated contractual servicing fees and credit losses. Because there is not a highly liquid market for these assets, we estimate the fair value of the interest-only strip primarily based upon discount, payment and default rates, which is the method we assume that another market participant would use to purchase the interest-only strip. The fair value of the interest-only strip, and the corresponding gain or loss, will be impacted by the estimated excess spread over the following two or three quarters. The excess spread is impacted primarily by finance and late fees collected, net charge-offs and interest rates.

Changes in the fair value of the interest-only strip are reflected in our financial statements as additional gains related to new receivables originated and securitized or other comprehensive income related to mark-to-market changes of our residual interest.

In recording and accounting for interest-only strips, we make assumptions about rates of payments and defaults that we believe reasonably reflect economic and other relevant conditions that affect fair value. Due to subsequent changes in economic and other relevant conditions, the actual rates of principal payments and defaults generally differ from our initial estimates, and these differences could sometimes be material. If actual payment and default rates are higher than previously assumed, the value of the interest-only strip could be impaired and the decline in the fair value would be recorded in earnings.

If management used different assumptions in estimating the value of the interest-only strip, the impact could have a significant effect on our consolidated financial statements. For example, a 10% change in the net charge-off rate assumption for our securitized credit card receivables could have resulted in a change of approximately $16.5 million in the value of the interest-only strip as of December 31, 2009.

We also retain certain subordinated beneficial interests in our securitized assets, primarily Class M, Class B, Class C and Class D notes issued by the securitization trusts as well as seller's interest.

Seller's interest ranks *pari passu* with investors' interests in the securitization trusts and is carried on our consolidated financial statements at an allocated carrying amount based on their estimated fair value. Changes in the fair values of our seller's interest are recorded through securitization income and finance charges, net, in our consolidated statements of income. We determine the fair value of our seller's interest through discounted cash flow models. The estimated cash flows used include assumptions related to rates of payments and defaults, which reflect economic and other relevant conditions. The discount rate used is based on an interest rate curve that is observable in the market place plus a credit spread. If management used different assumptions in estimating the value of seller's interest, it could have an impact on our consolidated financial statements. For example a 10% change in the net charge-off rate assumption could have resulted in a decrease of approximately $1.1 million in the value of the seller's interest as of December 31, 2009.

Our retained interests are classified as available-for-sale investment securities and are carried on our consolidated financial statements at their estimated fair values. Changes in the fair values of these notes are recorded in other comprehensive income within stockholders' equity. The fair value of these securities are estimated utilizing discounted cash flow models, where the interest and principal payments are discounted at assumed current market rates for the same or comparable transactions. In doing these valuations, management makes certain assumptions about the credit spreads the market participants would demand on the same or similar investments given the currently inactive market for credit card asset-backed securities. Assumed discount rates are derived from indicative pricing observed in the most recent active market for such instruments, adjusted for changes occurring thereafter in relative credit spreads and liquidity risk premiums. If management used different assumptions in estimating the value of our retained interests, it could have an impact on our consolidated financial statements. For example, a 10% change in the discount rate could have resulted in a decrease of approximately $9.8 million in the value of the retained interest as of December 31, 2009.

See Note 7, "Securitization of Credit Card Receivables," of the Notes to Consolidated Financial Statements for additional information.

We recognize the implicit forward contract to sell new receivables during a revolving period at its fair value at the time of sale. The implicit forward contract is entered into at the market rate and thus, its initial measure is zero at inception. In addition, we do not mark the forward contract to fair value in accounting periods following the securitization because management has concluded that the fair value of the implicit forward contract in subsequent periods is not material. We believe that servicing fees received represent adequate compensation based on the amount currently demanded by the marketplace. Additionally, these fees are the same as would fairly compensate a substitute servicer should one be required and, thus, we neither record a servicing asset nor servicing liability.

AIR MILES Reward Program. Because management has determined that the earnings process is not complete at the time an AIR MILES reward mile is issued, the recognition of revenue on all fees received based on issuance is deferred. We allocate the proceeds from issuances of AIR MILES reward miles into two components as follows:

- *Redemption element.* The redemption element is the larger of the two components. For this component, we recognize revenue at the time an AIR MILES reward mile is redeemed, or, for those AIR MILES reward miles that we estimate will go unredeemed by the collector base, known as "breakage," over the estimated life of an AIR MILES reward mile.
- *Service element.* For this component, which consists of marketing and administrative services provided to sponsors, we recognize revenue pro rata over the estimated life of an AIR MILES reward mile.

Under certain of our contracts, a portion of the proceeds is paid to us at the issuance of AIR MILES reward miles and a portion is paid at the time of redemption. Under such contracts the proceeds received at issuance are initially deferred as service revenue and the revenue and earnings are recognized pro rata over the estimated life of an AIR MILES reward mile.

The amount of revenue recognized in a period is subject to the estimated life of an AIR MILES reward mile. Based on our historical analysis, we make a determination as to average life of an AIR MILES reward mile. The estimated life of an AIR MILES reward mile of 42 months and a breakage rate of 28% subsequent to June 1, 2008 and one-third for previous periods presented.

In May 2008, we secured a comprehensive long-term renewal and expansion agreement with Bank of Montreal as a sponsor in the AIR MILES Reward Program, pursuant to which Bank of Montreal transferred to us the responsibility of reserving for costs associated with the redemption of AIR MILES reward miles issued by Bank of Montreal as a sponsor. We received $369.9 million for the assumption of this liability. Historically, AIR MILES reward miles issued by Bank of Montreal have been excluded from our estimate of breakage as Bank of Montreal had the responsibility of redemption, and therefore no breakage estimate was required. However, changing the nature of our agreement required us to include these miles in our analysis, which impacted both the redemption rate and our estimate of breakage. After evaluating the impact of this transaction, we adjusted our estimate of breakage from one-third to 28%. The decline in the breakage rate assumption was due to greater redemption activity by collectors who use Bank of Montreal credit cards. The change in estimate had no impact on the total redemption liability, but reduced the amount of deferred breakage within the redemption liability that is expected to be recognized over the expected life of the AIR MILES reward mile.

We believe that the issuance and redemption of AIR MILES reward miles is influenced by the nature and volume of sponsors, the type of rewards offered, the overall health of the Canadian economy, the nature and extent of AIR MILES Reward Program promotional activity in the marketplace and the extent of competing loyalty programs. Throughout the history of the program, management has and will continue to make changes to the structure of the program that influence the redemption rate, and thus the breakage rate and estimated life of an AIR MILES reward mile. Prior changes to the program have included zone pricing for air travel and new merchandise introductions. These changes are made to the program not only to manage redemption activity but to respond to market conditions as well. Macroeconomic factors, such as the overall health of the Canadian economy, may impact collector behavior and such factors may influence redemption activity intermittently.

Breakage and the life of an AIR MILES reward mile are based on management's estimate after viewing and analyzing various historical trends including vintage analysis, current run rates and other pertinent factors, such as the impact of macroeconomic factors and changes in the program structure.

The estimated life of an AIR MILES reward mile and breakage are actively monitored by management and subject to external influences that may cause actual performance to differ from estimates.

As of December 31, 2009, we had $1,146.1 million in deferred revenue related to the AIR MILES Reward Program that will be recognized in the future. Further information is provided in Note 10, "Deferred Revenue," of the Notes to Consolidated Financial Statements.

Stock-based compensation. On January 1, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with, FASB Accounting Standards Codification ("ASC") 718, "Compensation – Stock Compensation."

Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. All share-based payment awards are amortized on a straight-line basis over the awards' requisite service periods, which are generally the vesting periods.

We used a binomial lattice option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, the risk-free interest rate and expected dividends. No options were issued during 2009 or 2008.

See Note 14, "Stock Compensation Plans," of the Notes to Consolidated Financial Statements for further information regarding the application of ASC 718.

Income Taxes. We account for uncertain tax positions in accordance with ASC 740, "Income Taxes". The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of, and guidance surrounding, income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of income. See Note 12, "Income Taxes," of the Notes to Consolidated Financial Statements for additional detail on our uncertain tax positions and further information regarding ASC 740.

Accounting Treatment for Off-Balance Sheet Securitizations

In June 2009, the FASB issued guidance codified in ASC 860, "Transfers and Servicing," related to accounting for transfers of financial assets and ASC 810, "Consolidation," related to the consolidation of variable interest entities. ASC 860 removes the concept of a QSPE and eliminated the consolidation exception available for QSPEs. ASC 810 requires an initial evaluation as well as an ongoing assessment of the our involvement with the operations of the WFN Trusts and the WFC Trust and our rights or obligations to receive benefits or absorb losses of these securitization trusts that could be potentially significant in order to determine whether those entities will be required to be consolidated on the balance sheet of WFNNB, WFCB or their affiliates, including us.

The assessment of the WFN Trusts and the WFC Trust under ASC 860 and ASC 810 resulted in the consolidation of the securitization trusts on the balance sheet of WFNNB, WFCB or their affiliates, including us, effective January 1, 2010. Based on the carrying amounts of the trust assets and liabilities as prescribed by ASC 810, we expect to record a $3.4 billion increase in assets, including $0.5 billion to loan loss reserves, an increase in liabilities of $3.7 billion and a $0.4 billion reduction in stockholders' equity.

After adoption, our results of operations will no longer reflect securitization income, but will instead report interest income, and certain other income associated with all securitized credit card receivables. Net-charge offs associated with credit card receivables will be reflected in our cost of operations. Interest expense associated with debt issued from the trusts to third-party investors will be reported in interest expense. Additionally, after adoption, we will no longer record initial gains on new securitization activity since securitized credit card receivables will no longer receive sale accounting treatment. Further, we will not record any gains or losses on the revaluation of the interest-only strip receivable as that asset is not recognizable in a transaction accounted for as a secured borrowing. Because our securitization transactions will be accounted for as secured borrowings rather than asset sales, the cash flows from these transactions will be presented as cash flows from financing activities rather than cash flows from operating or investing activities.

The banking regulatory agencies issued regulatory capital rules in January 2010 relating to the adoption of the new accounting consolidation standards. These regulatory transition rules permit an optional two-quarter implementation delay, which may be followed by a two-quarter partial (50%) implementation. The effect of these transition rules defers the impact of the newly consolidated trusts to risk-weighted assets and the related risk-based capital requirements. We elected these regulatory capital transition rules for our newly consolidated securitization trusts.

After adoption of the new standards, regulatory capital amounts and ratios are estimated to exceed well capitalized minimum standards. We are prepared to provide capital support, if necessary, to support growth plans. Should support be required, regardless of form, we do not expect that it will require us to raise new capital or limit our stock repurchase program and other growth initiatives.

Inter-Segment Sales

Our Private Label Services segment performs card processing and servicing activities related to our Private Label Credit segment. For this, our Private Label Services segment receives a fee equal to its direct costs before corporate overhead plus a margin. The margin is based on current estimated market rates for similar services. This fee represents an operating cost to the Private Label Credit segment and corresponding revenue for our Private Label Services segment. Inter-segment sales are eliminated upon consolidation. Revenues earned by our Private Label Services segment from servicing our Private Label Credit segment, and consequently paid by our Private Label Credit segment to our Private Label Services segment, are set forth under "Eliminations" in the tables presented in the annual comparisons in our "Results of Operations."

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure equal to income from continuing operations, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, loss on the sale of assets, merger and other costs, depreciation and other amortization and amortization of purchased intangibles.

We use adjusted EBITDA as an integral part of our internal reporting to measure the performance of our reportable segments and to evaluate the performance of our senior management. Adjusted EBITDA is considered an important indicator of the operational strength of our businesses. Adjusted EBITDA eliminates the uneven effect across all business segments of considerable amounts of non-cash depreciation of tangible assets and amortization of certain intangible assets that were recognized in business combinations. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses. Management evaluates the costs of such tangible and intangible assets, the impact of related impairments, as well as asset sales through other financial measures, such as capital expenditures, investment spending and return on capital and therefore the effects are excluded from Adjusted EBITDA. Adjusted EBITDA also eliminates the non-cash effect of stock compensation expense. Stock compensation expense is not included in the measurement of segment adjusted EBITDA provided to the chief operating decision maker for purposes of assessing segment performance and decision making with respect to resource allocations. Therefore, we believe that adjusted EBITDA provides useful information to our investors regarding our performance and overall results of operations. Adjusted EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, adjusted EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The adjusted EBITDA measure presented in this Annual Report on Form 10-K may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Income from continuing operations	$176,719	$232,552	$214,441	$206,397	$146,628
Stock compensation expense	53,612	48,734	48,311	35,791	10,961
Provision for income taxes	86,227	147,599	137,403	126,261	86,318
Interest expense, net	144,811	80,440	69,381	40,722	13,905
Loss on the sale of assets	—	1,052	16,045	—	—
Merger and other costs[1]	3,422	9,056	19,593	—	—
Depreciation and other amortization	62,196	68,505	59,688	48,499	40,545
Amortization of purchased intangibles	63,090	67,291	67,323	40,926	23,004
Adjusted EBITDA	$590,077	$655,229	$632,185	$498,596	$321,361

(1) Represents expenditures directly associated with the proposed merger with an affiliate of The Blackstone Group, compensation charges related to the departure of certain employees related to cost saving initiatives and other non-routine costs associated with the disposition of certain businesses.

Form 10-K

Results of Operations

Year ended December 31, 2009 compared to the year ended December 31, 2008

	Year Ended December 31,		Change	
	2009	2008	$	%
	(in thousands, except percentages)			
Revenue:				
Loyalty Services	$ 715,091	$ 755,546	$ (40,455)	(5.4)%
Epsilon Marketing Services	514,272	490,998	23,274	4.7
Private Label Services	396,665	382,647	14,018	3.7
Private Label Credit	693,187	750,355	(57,168)	(7.6)
Corporate/Other	28,644	17,337	11,307	65.2
Eliminations	(383,518)	(371,629)	(11,889)	3.2
Total	$1,964,341	$2,025,254	$ (60,913)	(3.0)%
Adjusted EBITDA[1]:				
Loyalty Services	$ 200,724	$ 204,895	$ (4,171)	(2.0)%
Epsilon Marketing Services	128,253	126,558	1,695	1.3
Private Label Services	120,821	116,010	4,811	4.1
Private Label Credit	194,403	254,173	(59,770)	(23.5)
Corporate/Other	(54,124)	(46,407)	(7,717)	16.6
Total	$ 590,077	$ 655,229	$ (65,152)	(9.9)%
Stock compensation expense:				
Loyalty Services	$ 12,227	$ 12,611	$ (384)	(3.0)%
Epsilon Marketing Services	8,815	8,853	(38)	(0.4)
Private Label Services	6,585	6,591	(6)	(0.1)
Private Label Credit	1,614	1,788	(174)	(9.7)
Corporate/Other	24,371	18,891	5,480	29.0
Total	$ 53,612	$ 48,734	$ 4,878	10.0%
Depreciation and amortization:				
Loyalty Services	$ 21,772	$ 29,796	$ (8,024)	(26.9)%
Epsilon Marketing Services	69,941	75,481	(5,540)	(7.3)
Private Label Services	9,800	8,832	968	11.0
Private Label Credit	15,356	11,486	3,870	33.7
Corporate/Other	8,417	10,201	(1,784)	(17.5)
Total	$ 125,286	$ 135,796	$ (10,510)	(7.7)%
Operating income from continuing operations:				
Loyalty Services	$ 166,725	$ 162,488	$ 4,237	2.6%
Epsilon Marketing Services	49,497	39,591	9,906	25.0
Private Label Services	104,436	99,152	5,284	5.3
Private Label Credit	177,433	240,899	(63,466)	(26.3)
Corporate/Other	(90,334)	(81,539)	(8,795)	10.8
Total	$ 407,757	$ 460,591	$ (52,834)	(11.5)%
Adjusted EBITDA margin[2]:				
Loyalty Services	28.1%	27.1%	1.0%	
Epsilon Marketing Services	24.9	25.8	(0.9)	
Private Label Services	30.5	30.3	0.2	
Private Label Credit	28.0	33.9	(5.9)	
Total	30.0%	32.4%	(2.4)%	
Segment operating data:				
Private label statements generated	130,176	125,197	4,979	4.0%
Credit sales	$7,968,125	$7,242,422	$725,703	10.0%
Average managed receivables	$4,359,625	$3,915,658	$443,967	11.3%
AIR MILES reward miles issued	4,545,774	4,463,181	82,593	1.9%
AIR MILES reward miles redeemed	3,326,307	3,121,799	204,508	6.6%

(1) Adjusted EBITDA is equal to income from continuing operations, plus stock compensation expense, provision for income taxes, interest expense, net, loss on the sale of assets, merger and other costs, depreciation and amortization.

(2) Adjusted EBITDA margin is adjusted EBITDA divided by revenue. Management uses adjusted EBITDA margin to analyze the operating performance of the segments and the impact revenue growth has on operating expenses. For a definition of adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure, see "Use of Non-GAAP Financial Measures" included in this report.

Revenue. Total revenue decreased $60.9 million, or 3.0%, to $1,964.3 million for the year ended December 31, 2009 from $2,025.3 million for the comparable period in 2008 due to the following:

- *Loyalty Services.* Revenue decreased $40.5 million, or 5.4%, to $715.1 million for the year ended December 31, 2009. The decrease in revenue for the year was driven by the change in foreign currency exchange rates, which negatively impacted revenue by approximately $46.7 million and by a decrease in database marketing fees. These declines were offset by increases in redemption revenue attributable to a 6.6% increase in AIR MILES reward miles redeemed and issuance revenue of 10.4% attributable to strong AIR MILES reward miles issuances in prior years.
- *Epsilon Marketing Services.* Revenue increased $23.3 million, or 4.7%, to $514.3 million for the year ended December 31, 2009. Revenue from the segment's largest service offerings (marketing database services, analytical services and digital communications) increased as compared to the year ended December 31, 2008 by $22.1 million resulting from additional client signings and existing clients expanding their commitments to loyalty platforms. Additional revenue increases from proprietary data services were offset by a decrease in revenue attributable to the segment's agency business.
- *Private Label Services.* Revenue increased $14.0 million, or 3.7%, to $396.7 million for the year ended December 31, 2009 as a result of increases in servicing revenue of $11.6 million and services enhancement revenue of $1.6 million.
- *Private Label Credit.* Revenue decreased $57.2 million, or 7.6%, to $693.2 million for the year ended December 31, 2009. The decrease was due to a decrease in securitization income and finance charges, net, of $76.2 million, resulting from higher credit losses of 200 basis points. The impact of the higher credit losses was in part mitigated by positive trends in portfolio growth of 11.3%, credit sales growth of 10.0%, and an improvement in our cost of funds.
- *Corporate/Other.* Revenue increased $11.3 million to $28.6 million for the year ended December 31, 2009 as a result of transition services provided to the acquirers of our merchant services and utility services businesses.

Adjusted EBITDA. For purposes of the discussion below, adjusted EBITDA is equal to income from continuing operations, plus stock compensation expense, provision for income taxes, interest expense, net, loss on the sale of assets, merger and other costs, depreciation and amortization. Adjusted EBITDA decreased $65.2 million, or 9.9%, to $590.1 million for the year ended December 31, 2009. Adjusted EBITDA margin, which for purposes of the discussion below is equal to adjusted EBITDA divided by revenue, decreased to 30.0% for the year ended December 31, 2009 from 32.4% for the comparable period in 2008. The changes in adjusted EBITDA and adjusted EBITDA margin are due to the following:

- *Loyalty Services.* Adjusted EBITDA decreased $4.2 million, or 2.0%, to $200.7 million for the year ended December 31, 2009. Adjusted EBITDA was negatively impacted by the change in foreign exchange rates by approximately $17.7 million. However, the decrease in adjusted EBITDA was partially offset by the growth in redemption and issuance revenue as previously described combined with a lower cost structure achieved through operating leverage. This positively impacted our adjusted EBITDA margin, which increased to 28.1% for the year ended December 31, 2009 as compared to 27.1% for the comparable period in 2008.
- *Epsilon Marketing Services.* Adjusted EBITDA increased $1.7 million, or 1.3%, to $128.3 million, while adjusted EBITDA margin declined to 24.9% for the year ended December 31, 2009 compared to 25.8% in the same period in 2008. The increase in adjusted EBITDA was driven by a $9.6 million, or 11.6%, increase in adjusted EBITDA from the largest service offerings (marketing database services, analytical services, and digital communications). Adjusted EBITDA margin and adjusted EBITDA, in part, were negatively impacted by weakness in our data service offering due to the recession, which resulted in an $8.1 million decline in adjusted EBITDA.

- *Private Label Services* Adjusted EBITDA increased $4.8 million, or 4.1%, to $120.8 million for the year ended December 31, 2009. Adjusted EBITDA margin increased to 30.5% for the year ended December 31, 2009 compared to 30.3% in the same period in 2008. Adjusted EBITDA and adjusted EBITDA margin were positively impacted by the increases in servicing revenue and services enhancement revenue as previously described, which was offset in part by an increase in operating expenses of $9.2 million.
- *Private Label Credit.* Adjusted EBITDA decreased $59.8 million, or 23.5%, to $194.4 million for the year ended December 31, 2009. Adjusted EBITDA margin decreased to 28.0% for the year ended December 31, 2009 as compared to 33.9% for the comparable period in 2008. Both adjusted EBITDA and adjusted EBITDA margin were negatively impacted by the decline in revenue as previously described.
- *Corporate/Other.* Adjusted EBITDA decreased $7.7 million, or 16.6%, to a loss of $54.1 million for the year ended December 31, 2009. This decrease was the result of information technology costs incurred to support the transition services provided to the acquirers of the merchant services and utility services businesses. Prior to their sale, such costs had been allocated to the respective businesses.

Stock compensation expense. Stock compensation expense increased $4.9 million, or 10.0%, to $53.6 million for the year ended December 31, 2009. The increase is the result of the issuance of restricted stock in 2009, which increased expense by $7.5 million for the year ended December 31, 2009. The increase in expense as a result of the granting of these awards was offset by a reduction in stock compensation expense resulting from certain awards becoming fully amortized prior to December 31, 2009 and the reversal of stock compensation expense for certain awards no longer expected to vest.

Depreciation and Amortization. Depreciation and amortization decreased $10.5 million, or 7.7%, to $125.3 million for the year ended December 31, 2009, due to a $6.3 million decrease in depreciation and other amortization and a $4.2 million decrease in amortization of purchased intangibles as certain assets became fully amortized.

Merger and other costs. Merger and other costs decreased $5.7 million to $3.4 million for the year ended December 31, 2009 from $9.1 million in the comparable period of 2008. During the year ended December 31, 2009, we incurred approximately $4.9 million in compensation charges related to the departure of certain executives and approximately $0.2 million of legal costs associated with the termination of our proposed merger with an affiliate of The Blackstone Group. These costs were offset in part by the release of a previously established $(1.0) million liability for merger costs and a reimbursement from our insurer in the amount of $(0.7) million related to payments made to settle certain shareholder litigation associated with the proposed merger. During the year ended December 31, 2008, we incurred approximately $3.1 million of costs associated with the proposed merger including an offset of $(3.0) million for reimbursement of costs incurred by us related to the Blackstone entities' financing of the proposed merger. In addition, during the year ended December 31, 2008, we incurred $6.0 million in compensation charges related to the severance of certain employees and other non-routine costs.

Gain on business combination. In October 2009, we incurred a gain of $21.2 million associated with the assumption of Charming Shoppes' credit card programs and service center operations and acquisition of the credit card files and certain other assets, which was accounted for as a bargain purchase under ASC 805, "Business Combinations."

Loss on sale of assets. In March 2008, we incurred an additional loss of $1.1 million related to the settlement of certain working capital accounts in connection with the disposition of our mail services business. No additional activity related to the disposition of our mail services business was incurred in 2009.

Operating Income. Operating income decreased $52.8 million, or 11.5%, to $407.8 million for the year ended December 31, 2009 from $460.6 million for the comparable period in 2008. Operating income decreased due to the revenue and expense factors discussed above.

Interest Expense, net. Interest expense, net increased $64.4 million, or 80.0%, to $144.8 million for the year ended December 31, 2009 from $80.4 million for the comparable period in 2008. The increase resulted in part from additional interest expense of $53.4 million associated with our convertible senior notes due 2013 and 2014 which were issued in July 2008 and June 2009, respectively. Interest expense on certificates of deposit increased $12.2 million as a result of higher average balances during the year ended December 31, 2009 than during the comparable period in 2008, and interest expense from the amortization of debt issuance costs increased $4.9 million. These increases were offset in part by decreases in interest expense on our credit facilities and senior notes of $19.3 million as a result of lower interest rates on our line of credit and the repayment of $250.0 million aggregate principal amount of 6.00% Series A senior notes in May 2009. Interest income decreased $13.8 million due to lower average balances of our short term cash investments, as well as a decrease in the yield earned on those short term cash investments.

Taxes. Income tax expense decreased $61.4 million to $86.2 million for the year ended December 31, 2009 from $147.6 million for the comparable period in 2008 due to a decrease in taxable income combined with a decrease in our effective tax rate to 32.8% for the year ended December 31, 2009 from 38.8% for the comparable period in 2008. During the year ended December 31, 2009, we recognized a $9.3 million tax benefit related to a foreign tax credit, a $21.2 million non-taxable gain on business acquistion and an $11.7 million tax benefit related to the reversal of previously established tax reserves to cover various uncertain tax positions, including the potential impact related to the timing of certain taxable income recognition. Based on a recent United States Tax Court decision, statute of limitations expirations and other factors, the uncertainty around this taxable income recognition has been removed and, as such, the related reserve associated with accrued interest is no longer required. The tax benefits were partially offset by $7.4 million tax expense resulting from enacted Ontario tax laws reducing the Ontario tax rate in December 2009.

Loss from discontinued operations. In March 2008, we determined that our merchant services and utility services businesses were not aligned with our long-term strategy and committed to a disposition plan for these businesses. In November 2009, we terminated operations of our credit program for web and catalog retailer VENUE. All of these operations have been reported as discontinued operations in our consolidated financial statements. On an after tax basis, losses from discontinued operations increased $6.8 million to $33.0 million for the year ended December 31, 2009 from $26.2 million in the comparable period in 2008. The loss recorded for the year ended December 31, 2009 was the result of a $19.9 million pre-tax loss recognized in connection with the sale of the remaining portion of our utility services business in February 2009 and $17.5 million in losses related to the termination of the credit program for VENUE. The loss recorded for the comparable period in 2008 resulted from the loss on the sale of the core portion of our utility services business, offset in part by a gain attributable to the sale of our merchant services business in May 2008.

Year ended December 31, 2008 compared to the year ended December 31, 2007

	Year Ended December 31,		Change	
	2008	2007	$	%
	(in thousands, except percentages)			
Revenue:				
Loyalty Services	$ 755,546	$ 628,792	$ 126,754	20.2%
Epsilon Marketing Services	490,998	458,610	32,388	7.1
Private Label Services	382,647	370,832	11,815	3.2
Private Label Credit	750,355	827,952	(77,597)	(9.4)
Corporate/Other	17,337	33,360	(16,023)	(48.0)
Eliminations	(371,629)	(357,387)	(14,242)	4.0
Total	$2,025,254	$1,962,159	$ 63,095	3.2%
Adjusted EBITDA[1]:				
Loyalty Services	$ 204,895	$ 132,136	$ 72,759	55.1%
Epsilon Marketing Services	126,558	118,219	8,339	7.1
Private Label Services	116,010	99,084	16,926	17.1
Private Label Credit	254,173	350,079	(95,906)	(27.4)
Corporate/Other	(46,407)	(67,333)	20,926	(31.1)
Total	$ 655,229	$ 632,185	$ 23,044	3.6%
Stock compensation expense:				
Loyalty Services	$ 12,611	$ 7,353	$ 5,258	71.5%
Epsilon Marketing Services	8,853	11,380	(2,527)	(22.2)
Private Label Services	6,591	5,613	978	17.4
Private Label Credit	1,788	774	1,014	131.0
Corporate/Other	18,891	23,191	(4,300)	(18.5)
Total	$ 48,734	$ 48,311	$ 423	0.9%
Depreciation and amortization:				
Loyalty Services	$ 29,796	$ 24,601	$ 5,195	21.1%
Epsilon Marketing Services	75,481	71,901	3,580	5.0
Private Label Services	8,832	8,429	403	4.8
Private Label Credit	11,486	11,231	255	2.3
Corporate/Other	10,201	10,849	(648)	(6.0)
Total	$ 135,796	$ 127,011	$ 8,785	6.9%
Operating income from continuing operations:				
Loyalty Services	$ 162,488	$ 100,184	$ 62,304	62.2%
Epsilon Marketing Services	39,591	34,935	4,656	13.3
Private Label Services	99,152	85,042	14,110	16.6
Private Label Credit	240,899	338,075	(97,176)	(28.7)
Corporate/Other	(81,539)	(137,011)	55,472	(40.5)
Total	$ 460,591	$ 421,225	$ 39,366	9.3%
Adjusted EBITDA margin[2]:				
Loyalty Services	27.1%	21.0%	6.1%	
Epsilon Marketing Services	25.8	25.8	0.0	
Private Label Services	30.3	26.7	3.6	
Private Label Credit	33.9	42.3	(8.4)	
Total	32.4%	32.2%	0.2%	
Segment operating data:				
Private label statements generated	125,197	135,261	(10,064)	(7.4)%
Credit sales	$7,242,422	$7,502,947	$(260,525)	(3.5)%
Average managed receivables	$3,915,658	$3,909,627	$ 6,031	0.2%
AIR MILES reward miles issued	4,463,181	4,143,000	320,181	7.7%
AIR MILES reward miles redeemed	3,121,799	2,723,524	398,275	14.6%

(1) Adjusted EBITDA is equal to income from continuing operations, plus stock compensation expense, provision for income taxes, interest expense, net, loss on the sale of assets, merger and other costs, depreciation and amortization.

(2) Adjusted EBITDA margin is adjusted EBITDA divided by revenue. Management uses adjusted EBITDA margin to analyze the operating performance of the segments and the impact revenue growth has on operating expenses. For a definition of adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure, see "Use of Non-GAAP Financial Measures" included in this report.

Revenue. Total revenue increased $63.1 million, or 3.2%, to $2,025.3 million for the year ended December 31, 2008 from $1,962.2 million for the comparable period in 2007 due to the following:

- *Loyalty Services.* Revenue increased $126.8 million, or 20.2%, to $755.5 million due to strong organic growth. Our AIR MILES Reward Program growth was driven by an increase in redemption revenue of $83.5 million related to a 14.6% increase in the redemption of AIR MILES reward miles. Issuance revenue increased $16.9 million related to growth in issuances of AIR MILES reward miles as the program continues to benefit from the ramp up of new sponsors and the expanded commitment from existing sponsors. Additionally, Loyalty Services experienced increases in commission revenue of $13.9 million due to growth in the program and investment revenue of $6.7 million due to the increase in our redemption settlement assets. Within our revenue increase, changes in the exchange rate of the Canadian dollar on a full year basis had a minimal impact on revenue for the AIR MILES Reward Program.
- *Epsilon Marketing Services.* Revenue increased $32.4 million, or 7.1%, to $491.0 million due to an increase of $37.8 million in revenue from strategic database services and digital communications. This increase was generated through a combination of new client signings as well as organic growth as we continued to provide additional services to our existing clients. This growth was partially offset by declines in revenue of $5.4 million related to our data products and our strategic consulting and creative services which were impacted by lower volumes.
- *Private Label Services.* Revenue increased $11.8 million, or 3.2%, to $382.6 million due to an increase in servicing revenue of $14.2 million as the impact of the loss of the Lane Bryant portfolio was offset by higher pricing. Additionally, revenue attributable to our marketing programs decreased $2.4 million primarily due to the non-renewal of an expiring contract with an existing client.
- *Private Label Credit.* Revenue decreased $77.6 million, or 9.4%, to $750.4 million due to an 11.9% decrease in securitization income and finance charges, net, resulting from a combination of higher credit losses of approximately 150 basis points, a lower collected yield of approximately 100 basis points, an improvement of approximately 45 basis points in cost of funds and the loss of the Lane Bryant portfolio.
- *Corporate/Other.* Revenue decreased $16.0 million, or 48.0%, to $17.3 million due to the loss of revenue from our mail services business of $31.6 million which was sold on November 7, 2007. This decrease was offset by revenue of $13.8 million for transition services provided to the acquirers of our utility and merchant services businesses.

Adjusted EBITDA. For purposes of the discussion below, adjusted EBITDA is equal to income from continuing operations, plus stock compensation expense, provision for income taxes, interest expense, net, loss on the sale of assets, merger and other costs, depreciation and amortization. Adjusted EBITDA increased $23.0 million, or 3.6%, to $655.2 million for the year ended December 31, 2008. Adjusted EBITDA margin, which for purposes of the discussion below is equal to adjusted EBITDA divided by revenue, increased to 32.4% for the year ended December 31, 2008 from 32.2% for the comparable period in 2007. The changes in adjusted EBITDA and adjusted EBITDA margin are due to the following.

- *Loyalty Services.* Adjusted EBITDA increased $72.8 million, or 55.1%, to $204.9 million for the year ended December 31, 2008 from $132.1 million for the comparable period in 2007. The increase in adjusted EBITDA was driven by an increase in AIR MILES rewards miles redemptions, in part offset by an additional $56.3 million in cost of sales for the awards to satisfy the redemptions. Within these adjusted EBITDA increases, changes in the exchange rate of the Canadian dollar had a minimal impact. Adjusted EBITDA margin increased to 27.1% for the year ended December 31, 2008 from 21.0% for the comparable period in 2007. The increase in adjusted EBITDA margin resulted from strong revenue growth combined with a lower cost structure achieved through increased operating leverage.
- *Epsilon Marketing Services.* Adjusted EBITDA increased $8.3 million, or 7.1%, to $126.6 million for the year ended December 31, 2008 from $118.2 million for the comparable period in 2007. The

increase was driven by increases in revenue from strategic database services and digital communications partially offset by declines in revenue related to our data products and our strategic consulting and creative services which were impacted by lower volumes as previously described. Adjusted EBITDA margin remained flat at 25.8% for the year ended December 31, 2008 and the comparable period in 2007.

- *Private Label Services.* Adjusted EBITDA increased $16.9 million, or 17.1% to $116.0 million for the year ended December 31, 2008 from $99.1 million for the comparable period in 2007. Adjusted EBITDA margin increased to 30.3% for the year ended December 31, 2008 from 26.7% for the comparable period in 2007. Adjusted EBITDA and adjusted EBITDA margin were positively impacted by the increase in intersegment Private Label Services revenue and a decline in operating expenses due to a reduction in costs associated with a lower volume of statements generated.
- *Private Label Credit.* Adjusted EBITDA decreased $95.9 million, or 27.4%, to $254.2 million for the year ended December 31, 2008 from $350.1 million for the comparable period in 2007. Adjusted EBITDA margin decreased to 33.9% for the year ended December 31, 2008 from 42.3% for the comparable period in 2007. Adjusted EBITDA and adjusted EBITDA margin were negatively impacted by the decline in Private Label Credit revenue and an increase in operating expenses driven by higher servicing costs charged by our Private Label Services segment as well as higher marketing expenses incurred on behalf of our clients.
- *Corporate/Other.* Adjusted EBITDA increased $20.9 million, or 31.1%, to a loss of $46.4 million for the year ended December 31, 2008 from a loss of $67.3 million for the comparable period in 2007. The increase in adjusted EBITDA was impacted by the sale of our mail services business on November 7, 2007, as this division generated $39.5 million in operating expenses during 2007.

Stock compensation expense. Stock compensation expense increased $0.4 million, or 0.9%, to $48.7 million for the year ended December 31, 2008 from $48.3 million for the comparable period in 2007. The increase is the result of the issuance of equity awards comprised of restricted stock units covering a multi-year period in the second quarter of 2008. The increase in expense as a result of the granting of these awards was offset by a reduction in stock compensation resulting from certain awards becoming fully amortized prior to December 31, 2008, the true-up of certain estimates for forfeitures, as well as the reversal of stock compensation for those awards no longer expected to vest.

Depreciation and Amortization. Depreciation and amortization increased $8.8 million, or 6.9%, to $135.8 million for the year ended December 31, 2008 from $127.0 million for the comparable period in 2007. This increase was due to an additional $8.8 million in depreciation and other amortization in part related to our recent acquisitions and capital expenditures.

Merger and other costs. Merger and other costs were $9.1 million for the year ended December 31, 2008. Costs associated with the proposed merger were approximately $3.1 million and included advisory fees, legal and accounting costs. The $3.1 million is net of the $(3.0) million reimbursement received in July 2008 for costs incurred by us related to the Blackstone entities' financing of the proposed merger. In addition, we incurred $6.0 million in compensation charges related to the severance of certain employees and other non-routine costs associated with the disposition of our businesses.

Loss on sale of assets. In March 2008, we incurred a loss of $1.1 million related to the settlement of certain working capital accounts in connection with the disposition of our mail services business.

Operating Income. Operating income increased $39.4 million, or 9.3%, to $460.6 million for the year ended December 31, 2008 from $421.2 million during the comparable period in 2007. Operating income was impacted by the revenue and expense factors discussed above.

Interest Expense, net. Interest expense, net increased $11.0 million, or 15.9%, to $80.4 million for the year ended December 31, 2008 from $69.4 million for the comparable period in 2007. The increase in expense was the result of additional interest expense of $22.9 million as a result of our convertible senior notes issued in 2008. This increase includes $16.9 million of non-cash amortization of imputed interest expense as a result of the adoption of ASC 470-20, "Debt – Debt with Conversion and Other Options." Interest expense on our capital leases and other debt increased approximately $6.3 million as a result of additional capital leases entered into during 2008 and the amortization of debt issuance costs, which includes the fees paid in connection with the convertible senior notes offering. Interest on certificates of deposit increased $1.1 million as a decline in interest rates was offset in part by higher average balances. These increases were offset in part by a decrease in interest expense of $14.0 million on our credit facilities and senior notes primarily as a result of lower average interest rates. Interest income increased $5.2 million due to higher average balances of our short-term cash investments, offset in part by a decrease in the yield earned on those short-term cash investments.

Taxes. Income tax expense increased $10.2 million to $147.6 million for the year ended December 31, 2008 from $137.4 million for the comparable period in 2007 due to an increase in taxable income. Our effective tax rate decreased to 38.8% for the year ended December 31, 2008 compared to 39.1% for the comparable period in 2007.

Loss from Discontinued Operations. In March 2008, we determined that our merchant services and utility services businesses were not aligned with our long-term strategy and committed to a disposition plan for these businesses. In November 2009, we terminated operations of our credit program for web and catalog retailer VENUE. Their results have been reported as a discontinued operation in our condensed consolidated financial statements, which resulted in a $0.1 million after tax loss in 2008. Our merchant services business was sold in May 2008 and the majority of our utility services business was sold in July 2008. See Note 4, "Discontinued Operations and Other Dispositions," of the Notes to Consolidated Financial Statements for additional information related to the sale of these businesses. On an after tax basis, loss from discontinued operations decreased $24.2 million to $26.2 million for the year ended December 31, 2008 as compared to $50.4 million for the comparable period in 2007. The year ended December 31, 2007 was impacted by a pre-tax impairment charge of $40.0 million related to the write-down of certain long-lived assets in our utility services business.

As a result of the completion of the sales of our merchant services business in May 2008 and the majority of our utility services business in July 2008, the 2008 amounts do not reflect a full year of operations. We also recorded a pre-tax gain of $29.0 million related to the sale of our merchant services business which was offset by losses in our utility services business of $20.7 million resulting from the sale and $19.0 million of impairment charges.

Asset Quality

Our delinquency and net charge-off rates reflect, among other factors, the credit risk of our private label credit card receivables, the average age of our various private label credit card account portfolios, the success of our collection and recovery efforts, and general economic conditions. The average age of our private label credit card portfolio affects the stability of delinquency and loss rates of the portfolio. We continue to focus resources on refining our credit underwriting standards for new accounts and on collections and post charge-off recovery efforts to minimize net losses.

An older private label credit card portfolio generally drives a more stable performance in the portfolio. At December 31, 2009, 65.4% of our managed accounts with balances and 63.7% of managed receivables were for accounts with origination dates greater than 24 months old. At December 31, 2008, 63.0% of our managed accounts with balances and 63.4% of managed receivables were for accounts with origination dates greater than 24 months old.

Delinquencies. A credit card account is contractually delinquent if we do not receive the minimum payment by the specified due date on the cardholder's statement. When an account becomes delinquent, we print a message on the cardholder's billing statement requesting payment. After an account becomes 30 days past due, a proprietary collection scoring algorithm automatically scores the risk of the account rolling to a more delinquent status. The collection system then recommends a collection strategy for the past due account based on the collection score and account balance and dictates the contact schedule and collections priority for the account. If we are unable to make a collection after exhausting all in-house efforts, we may engage collection agencies and outside attorneys to continue those efforts.

The following table presents the delinquency trends of our managed credit card portfolio:

	December 31, 2009	% of Total	December 31, 2008	% of Total
	(In thousands, except percentages)			
Receivables outstanding	$5,347,285	100%	$4,502,284	100%
Receivables balances contractually delinquent:				
31 to 60 days	98,265	1.8%	82,784	1.8%
61 to 90 days	71,708	1.3	58,434	1.3
91 or more days	161,561	3.0	127,143	2.8
Total	$ 331,534	6.1%	$ 268,361	5.9%

Net Charge-Offs. Net charge-offs comprise the principal amount of losses from cardholders unwilling or unable to pay their account balances, as well as bankrupt and deceased cardholders, less current period recoveries. The following table presents our net charge-offs for the periods indicated on a managed basis. Average managed receivables represent the average balance of the cardholders at the beginning of each month in the year indicated.

	Year Ended December 31,		
	2009	2008	2007
	(In thousands, except percentages)		
Average managed receivables	$4,359,625	$3,915,658	$3,909,627
Net charge-offs	404,382	286,987	227,393
Net charge-offs as a percentage of average managed receivables	9.3%	7.3%	5.8%

Age of Portfolio. The following table sets forth, as of December 31, 2009, the number of managed accounts with balances and the related principal balances outstanding, based upon the age of the managed accounts:

Age Since Origination	Number of Accounts	Percentage of Accounts	Principal Balances Outstanding	Percentage of Balances Outstanding
		(In thousands, except percentages)		
0-12 Months	3,027	22.1%	$1,225,702	23.1%
13-24 Months	1,722	12.5	700,086	13.2
25-36 Months	1,411	10.3	562,245	10.6
37-48 Months	1,243	9.0	494,612	9.3
49-60 Months	992	7.2	385,825	7.2
Over 60 Months	5,337	38.9	1,945,152	36.6
Total	13,732	100.0%	$5,313,622	100.0%

See Note 7, "Securitization of Credit Card Receivables," of the Notes to Consolidated Financial Statements for additional information related to the securitization of our credit card receivables.

Liquidity and Capital Resources

Operating Activities. We have historically generated cash flows from operations, although that amount may vary based on fluctuations in working capital and the timing of merchant settlement activity. Our operating cash flow is seasonal, with cash utilization peaking at the end of December due to increased activity in our Private Label Credit segment related to holiday retail sales.

We generated cash flow from operating activities of $358.4 million for the year ended December 31, 2009 compared to $451.0 million for the comparable period in 2008. Cash flows in the year ended December 31, 2008 were impacted by an increase in deferred revenue related to a change in contractual terms with BMO Bank of Montreal. In May 2008, we assumed BMO Bank of Montreal's liability for the cost of redemptions for their outstanding AIR MILES reward miles, for which we received $369.9 million in cash.

We utilize our cash flow from operations for ongoing business operations, acquisitions and capital expenditures.

Investing Activities. Cash used in investing was $888.0 million for the year ended December 31, 2009 compared to $512.5 million for the comparable period in 2008. Significant components of investing activities are as follows:

- *Acquisitions.* During the year ended December 31, 2009, we had payments for acquired businesses totaling $158.9 million related to the assumption of Charming Shoppes' credit card programs and service center operations and acquisition of the credit card files and certain other assets. For the year ended December 31, 2008, we received approximately $138.0 million in proceeds from the sale of our merchant services business and the majority of our utility services business.
- *Redemption Settlement Assets.* Cash provided by redemption settlement assets was $52.4 million for the year ended December 31, 2009 compared to investments in redemption settlement assets of $317.6 million for the comparable period in 2008. In connection with the May 2008 transaction with BMO Bank of Montreal, we received $369.9 million in cash to assume the liability for the redemption of outstanding AIR MILES reward miles they previously issued, which we placed in our redemption settlement asset account.
- *Securitizations and Receivables Funding.* We generally fund private label credit card receivables through a securitization program that provides us with both liquidity and lower borrowing costs. As of December 31, 2009, we had over $4.7 billion of securitized credit card receivables. Securitizations require credit enhancements in the form of cash, spread accounts and additional receivables. The credit enhancement is partially funded through the use of certificates of deposit issued through our subsidiaries, WFNNB and WFCB. Net securitization and credit card receivable activity used $633.2 million for the year ended December 31, 2009 compared to $381.0 million in the comparable period in 2008. We intend to utilize our securitization program for the foreseeable future.
- *Capital Expenditures.* Our capital expenditures for the year ended December 31, 2009 were $53.0 million compared to $49.6 million for the prior year. We anticipate capital expenditures to be approximately 3% of our annual revenue for the foreseeable future.

Financing Activities. Cash provided by financing activities was $570.2 million for the year ended December 31, 2009 as compared to cash used by financing activities of $20.3 million in 2008. Our financing activities for 2009 related primarily to borrowings and repayments of debt and certificates of deposits, proceeds from the issuance of our convertible senior notes due 2014, proceeds from the issuance of warrants, payments for convertible note hedges, the purchase of prepaid forward contracts and repurchases of common stock.

Liquidity Sources. In addition to cash generated from operating activities, our primary sources of liquidity include: our securitization program, certificates of deposit issued by WFNNB and WFCB, our credit facility and issuances of equity securities.

In addition to our efforts to renew and expand our current facilities, we continue to seek new sources of liquidity. Certain of the announced government programs, such as the Term Asset-Backed Securities Loan Facility, have facilitated the issuance of asset-backed securities and improved market conditions, thus enabling us to replace maturing or short-term funding as discussed in Note 7, "Securitization of Credit Card Receivables," of the Notes to Consolidated Financial Statements. We have also expanded our brokered certificates of deposit to supplement liquidity for our credit card receivables.

We believe that internally generated funds and other sources of liquidity discussed above will be sufficient to meet working capital needs, capital expenditures, and other business requirements, for at least the next 12 months.

Securitization Program and Off-Balance Sheet Transactions. Since January 1996, we have sold a majority of the credit card receivables originated by WFNNB to WFN Credit Company, LLC and WFN Funding Company II, LLC, which in turn sold them to the WFN Trusts as part of our securitization program. In September 2008, we initiated a securitization program for the credit card receivables originated by WFCB, selling them to World Financial Capital Credit Company, LLC which in turn sold them to the WFC Trust. These securitization programs are the primary vehicle through which we finance WFNNB's and WFCB's credit card receivables.

Historically, we have used both public and private asset-backed securities transactions as well as private conduit facilities as sources of funding for our credit card receivables. Private conduit facilities have been used to accommodate seasonality needs and to bridge to completion of asset-backed securitization transactions.

We have secured and continue to secure the necessary commitments to fund our portfolio of securitized credit card receivables originated by WFNNB and WFCB. However, certain of these commitments are short-term in nature and subject to renewal. There is not a guarantee that these funding sources, when they mature, will be renewed on similar terms or at all based on recent unsuitable volumes and pricing levels in the asset-backed securitization markets.

In March 2009, we renewed our 2009-VFC1 conduit facility, increasing its capacity from $550.0 million to $666.7 million and extended the maturity of our 2008-VFN conduit facility, increasing its capacity from $600.0 million to $664.6 million. As part of these two transactions, we increased our retained interests in subordinated notes by $181.3 million.

In April 2009, World Financial Network Credit Card Master Note Trust issued $708.9 million of term asset-backed securities to investors, including those participating in the U.S. government's TALF program. These notes will mature in November 2011. As part of this transaction, we retained all of the $148.9 million of subordinated classes of notes. Proceeds of this issuance were used to retire the 2008-VFN conduit facility, including the retained subordinated notes held by us.

In June 2009, we sold two portfolios of credit card receivables, which were acquired in 2008, to our securitization trusts. We sold a net principal balance of $60.5 million at par, retaining $7.3 million in a spread deposit account, resulting in net proceeds of $53.2 million.

In August 2009, World Financial Network Credit Card Master Note Trust issued $949.3 million of term asset-backed securities to investors, including those participating in the U.S. government's TALF program. The offering consisted of $500.0 million of Series 2009-B asset-backed notes which mature in July 2012, $139.2 million of Series 2009-C asset-backed notes which mature in July 2010, and $310.1 million of Series 2009-D asset-backed notes which mature in July 2013. We retained $118.7 million of these series.

In September 2009, we renewed World Financial Network Credit Card Master Note Trust's 2009-VFN conduit facility, increasing its capacity from $1.3 billion to $1.5 billion and extending its maturity to September 2010. As part of this transaction, we increased our retained interests in subordinated notes by $31.1 million from $12.0 million to $43.1 million.

In September 2009, we renewed World Financial Capital Master Note Trust's 2009-VFN conduit facility, increasing its capacity from $167.1 million to $200.0 million and extending its maturity to September 2010. As part of this transaction, we increased our retained interests in subordinated notes by $20.3 million from $12.7 million to $33.0 million.

In October 2009, World Financial Network Credit Card Master Note Trust II issued a 2009-VFC conduit facility, with commitments totaling $227.3 million and maturing October 2010. As part of this transaction, our retained interests were $30.9 million.

As of December 31, 2009, the WFN Trusts and the WFC Trust had approximately $4.7 billion of securitized credit card receivables. Securitizations require credit enhancements in the form of cash, spread deposits and additional receivables. The credit enhancement is principally based on the outstanding balances of the series issued by the WFN Trusts and the WFC Trust and by the performance of the private label credit cards in these securitization trusts. The WFN Trusts and WFC Trust are required to maintain a credit enhancement level of between 4% and 10% of securitized credit card receivables.

The following table shows the maturities of borrowing commitments as of December 31, 2009 for the WFN Trusts and the WFC Trust by year:

	2010	2011	2012	2013	2014 & Thereafter	Total
			(In millions)			
Public notes	$ 265.4	$1,158.9	$730.4	$899.7	$—	$3,054.4
Private conduits(1)	2,549.6	—	—	—	—	2,549.6
Total	$2,815.0	$1,158.9	$730.4	$899.7	$—	$5,604.0

(1) Represents borrowing capacity, not outstanding borrowings. Private conduits are typically 364-day facilities which are renewed annually.

Early amortization events are generally driven by asset performance. The WFN Trusts' excess spread has not significantly deteriorated in 2009 as increased losses have been offset by a significant decrease in short-term borrowing rates. We do not believe it is reasonably likely for an early amortization event to occur due to asset performance. However, if an early amortization event were declared, the trustee of the particular securitization trust would retain the interest in the receivables along with the excess interest income that would otherwise be paid to our bank subsidiary until the securitization investors were fully repaid. The occurrence of an early amortization event would significantly limit or negate our ability to securitize additional receivables.

Debt

- *Certificates of Deposit.* We utilize certificates of deposit to finance the operating activities and fund securitization enhancement requirements of our credit card bank subsidiaries, WFNNB and WFCB. WFNNB and WFCB issue certificates of deposit in denominations of $100,000 in various maturities ranging between one month and five years and with effective annual interest rates ranging from 0.2% to 5.3%. As of December 31, 2009, we had $1.5 billion of certificates of deposit outstanding. Certificate of deposit borrowings are subject to regulatory capital requirements.
- *Credit Facility.* As of December 31, 2009, we maintained a credit agreement that provides for a $750.0 million revolving credit facility with a U.S. $50.0 million sublimit for Canadian dollar borrowings and a $50.0 million sublimit for swing line loans. At December 31, 2009, borrowings under the credit facility were $487.0 million and had a weighted average interest rate of 1.1%.
- *Senior Notes.* On May 16, 2006, we entered into a senior note purchase agreement and issued and sold $250.0 million aggregate principal amount of 6.00% Series A Notes due May 16, 2009 and $250.0 million aggregate principal amount of 6.14% Series B Notes due May 16, 2011. The Series A and

Series B Notes will accrue interest on the unpaid balance thereof at the rate of 6.00% and 6.14% per annum, respectively, from May 16, 2006, payable semiannually, on May 16 and November 16 in each year until the principal has become due and payable. The note purchase agreement includes usual and customary negative covenants and events of default for transactions of this type. We repaid the $250.0 million aggregate principal amount of 6.00% Series A Notes at its scheduled maturity of May 16, 2009.

- *Term Loan.* On May 15, 2009, we entered into a term loan agreement with Bank of Montreal, as administrative agent, and various other agents and banks. At December 31, 2009, borrowings under the Term Loan were $161.0 million with a weighted-average interest rate of 3.2%. The proceeds were used, together with other funds, to repay the $250.0 million aggregate principal amount of 6.00% Series A Notes due May 16, 2009.
- *Convertible Senior Notes due 2013.* In July 2008, we issued $700.0 million aggregate principal amount of Convertible Senior Notes due 2013. We granted to the initial purchases of the Convertible Senior Notes due 2013 an option to purchase up to an additional $105.0 million aggregate principal amount of the Convertible Senior Notes due 2013 solely to cover over-allotments, if any, which was exercised in full on August 4, 2008. Holders of the Convertible Senior Notes due 2013 have the right to require us to repurchase for cash all or some of their Convertible Senior Notes due 2013 upon the occurrence of certain fundamental changes.
- *Convertible Senior Notes due 2014.* In June 2009, we issued $345.0 million aggregate principal amount of Convertible Senior Notes due 2014, which included an over-allotment of $45.0 million. Holders of the Convertible Senior Notes due 2014 have the right to require us to repurchase for cash all or some of their Convertible Senior Notes due 2014 upon the occurrence of certain fundamental changes.

See Note 11, "Debt," of the Notes to Consolidated Financial Statements for additional information regarding our credit facility, senior notes, term loan and Convertible Senior Notes due 2013 and 2014.

Repurchase of Equity Securities. During 2009, 2008, and 2007, we repurchased approximately 12.7 million, 17.2 million, and 1.8 million shares of our common stock for an aggregate amount of $520.8 million, $1,000.9 million, and $108.5 million, respectively. The 2009 amounts include 1,857,400 shares purchased under prepaid forward transactions for approximately $74.9 million, which shares are to be delivered over a settlement period in 2014. We have Board authorization to acquire an additional $275.1 million of common stock through December 31, 2010.

Contractual Obligations. The following table highlights, as of December 31, 2009, our contractual obligations and commitments to make future payments by type and period:

	2010	2011 & 2012	2013 & 2014	2015 & Thereafter	Total
			(In thousands)		
Certificates of deposit[1]	$ 797,258	$ 562,527	$ 160,711	$ —	$1,520,496
Convertible senior notes[1]	30,475	60,950	1,180,751	—	1,272,176
Credit facility[1]	5,347	493,684	—	—	499,031
Senior notes[1]	15,350	255,756	—	—	271,106
Term loan[1]	29,169	141,724	—	—	170,893
Operating leases	48,530	75,993	53,882	94,901	273,306
Capital leases	23,065	3,947	13	—	27,025
Software licenses	5,364	277	—	—	5,641
ASC 740 obligations[2]	—	—	—	—	—
Purchase obligations[3]	70,223	85,350	72,796	121,283	349,652
	$1,024,781	$1,680,208	$1,468,153	$216,184	$4,389,326

(1) The certificates of deposit, convertible senior notes, credit facility, senior notes and term loan represent our estimated debt service obligations, including both principal and interest. Interest was based on the interest rates in effect as of December 31, 2009, applied to the contractual repayment period.

(2) Does not reflect unrecognized tax benefits of $68 million, of which the timing remains uncertain.

(3) Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding and specifying all significant terms, including the following: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the minimum for which we are obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. Purchase obligations include purchase commitments under our AIR MILES Reward Program, minimum payments under support and maintenance contracts and agreements to purchase other goods and services.

We believe that we will have access to sufficient resources to meet these commitments.

Inflation and Seasonality

Although we cannot precisely determine the impact of inflation on our operations, we do not believe that we have been significantly affected by inflation. For the most part, we have relied on operating efficiencies from scale and technology, as well as decreases in technology and communication costs, to offset increased costs of employee compensation and other operating expenses. Our revenues, earnings and cash flows are affected by increased consumer spending patterns leading up to and including the holiday shopping period in the third and fourth quarter and, to a lesser extent, during the first quarter as credit card balances are paid down.

Regulatory Matters

WFNNB is subject to various regulatory capital requirements administered by the OCC. WFCB is subject to regulatory capital requirements administered by both the FDIC and the State of Utah. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on our financial statements. Under the FDIC's order approving WFCB's application for deposit insurance, WFCB must meet specific capital ratios and paid-in capital minimums and must maintain adequate allowances for loan losses. If WFCB fails to meet the terms of the FDIC's order, the FDIC may withdraw insurance coverage from WFCB, and the State of Utah may withdraw its approval of WFCB. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, WFNNB must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. WFNNB is limited in the amounts that it can pay as dividends to us.

Quantitative measures established by regulations to ensure capital adequacy require WFNNB to maintain minimum amounts and ratios of total and Tier 1 capital to risk weighted assets and of Tier 1 capital to average assets. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, but 3% is allowed in some cases. Under these guidelines, WFNNB is considered well capitalized. As of December 31, 2009, WFNNB's Tier 1 capital ratio was 15.2%, total capital ratio was 16.1% and leverage ratio was 32.3%, and WFNNB was not subject to a capital directive order. On April 22, 2005, WFCB received non-disapproval notification for a modification of the original three-year business plan. The letter of non-disapproval was issued jointly by the State of Utah and the FDIC. WFCB, under the terms of the letter, must maintain total risk-based capital equal to or exceeding 10% of total risk-based assets and must maintain Tier 1 capital to total assets ratio of not less than 16%. Both capital ratios were maintained at or above the indicated levels until the end of the bank's de novo period on November 30, 2006.

As part of a portfolio acquisition in 2003 by WFNNB, which required approval by the OCC, the OCC required WFNNB to enter into an operating agreement with the OCC (the "2003 Operating Agreement") and a capital adequacy and liquidity maintenance agreement with us (the "2003 CALMA"). The 2003 Operating

Agreement required WFNNB to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. In August 2009, we entered into a revised operating agreement with WFNNB and the OCC (the "2009 Operating Agreement"), which required us to enter into both a new capital adequacy and liquidity maintenance agreement (the "2009 CALMA") and a capital and liquidity support agreement (the "2009 CALSA") with WFNNB. The 2009 Operating Agreement has not required any changes in WFNNB's operations. The 2009 CALMA and 2009 CALSA memorialize our current obligations to ensure that WFNNB remains in compliance with its minimum capital requirements.

Recent Accounting Pronouncements

In June 2009, the FASB issued guidance codified in ASC 860, "Transfers and Servicing," related to accounting for transfers of financial assets and ASC 810, "Consolidation," related to the consolidation of variable interest entities. ASC 860 removes the concept of a QSPE and eliminates the consolidation exception currently available for QSPEs. It is effective for financial asset transfers on or after the beginning of the first annual reporting period beginning on or after November 15, 2009 and early adoption is prohibited. ASC 810 requires an initial evaluation as well as an ongoing assessment of our involvement with the operations of the WFN Trusts and the WFC Trust and our rights or obligations to receive benefits or absorb losses of these securitization trusts that could be potentially significant in order to determine whether those entities will be required to be consolidated on the balance sheet of WFNNB, WFCB or their affiliates, including us.

The assessment of the WFN Trusts and the WFC Trust under ASC 860 and ASC 810 will result in the consolidation of the securitization trusts on the balance sheet of WFNNB, WFCB or their affiliates, including us, beginning January 1, 2010. Based on the carrying amounts of the trust assets and liabilities as prescribed by ASC 810, we expect to record a $3.4 billion increase in assets, including $0.5 billion to loan loss reserves, an increase in liabilities of $3.7 billion and a $0.4 billion reduction in stockholders' equity.

After adoption, our results of operations will no longer reflect securitization income, but will instead report interest income, and certain other income associated with all securitized credit card receivables. Net-charge offs associated with credit card receivables will be reflected in our cost of operations. Interest expense associated with debt issued from the trusts to third-party investors will be reported in interest expense. Additionally, after adoption, we will no longer record initial gains on new securitization activity since securitized credit card receivables will no longer receive sale accounting treatment. Further, we will not record any gains or losses on the revaluation of the interest-only strip receivable as that asset is not recognizable in a transaction accounted for as a secured borrowing. Because our securitization transactions will be accounted for as secured borrowings rather than asset sales, the cash flows from these transactions will be presented as cash flows from financing activities rather than cash flows from operating or investing activities.

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, "Multiple-Deliverable Revenue Arrangements." ASU 2009-13 supersedes certain guidance in ASC 605-25, "Revenue Recognition—Multiple-Element Arrangements" and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative-selling-price method). ASU 2009-13 eliminates the use of the residual method of allocation in which the undelivered element is measured at its estimated selling price and the delivered element is measured as the residual of the arrangement consideration, and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables subject to ASU 2009-13. ASU 2009-13 will be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. If we elect early adoption and the adoption is during an interim period, we will be required to apply this ASU retrospectively from the beginning of our fiscal year. We can also elect to apply this ASU retrospectively for all periods presented. We are currently evaluating the impact that the adoption of ASU 2009-13 will have on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures." ASU 2010-06 amends ASC 820, "Fair Value Measurements and Disclosures" to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements related to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 will be effective for interim and annual periods beginning after December 15, 2009 except for the requirement to provide the Level 3 disclosures about purchases, sales, issuances and settlements, which will be effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 will only impact disclosures and would not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events," to remove the requirement for an entity that files or furnished financial statements with the SEC to disclose a date through which subsequent events have been evaluated in both originally issued and restated financial statements. Restated financial statements include financial statements revised as a result of correction of an error or retrospective application of U.S. GAAP. The ASU removes potential conflicts with the SEC's literature. We adopted ASU 2010-09 in February 2010.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our primary market risks include off-balance sheet risk, interest rate risk, credit risk, foreign currency exchange rate risk and redemption reward risk.

Off-Balance Sheet Risk. We are subject to off-balance sheet risk in the normal course of business, including commitments to extend credit and through our securitization program. The securitization trusts enter into interest rate swaps to reduce the interest rate sensitivity of the securitization transactions. The securitization program involves elements of credit, market, interest rate, legal and operational risks in excess of the amount recognized on the balance sheet through our retained interests in the securitization and the interest-only strips.

Interest Rate Risk. Interest rate risk affects us directly in our lending and borrowing activities. Our total borrowing costs, including off-balance sheet swap payments, were approximately $312.1 million for 2009, which includes both on-and off-balance sheet transactions. Of this total, $146.6 million of the interest expense for 2009 was attributable to on-balance sheet indebtedness and the remainder to our securitized credit card receivables, which are financed off-balance sheet. To manage our risk from market interest rates, we actively monitor the interest rates and the interest sensitive components both on- and off-balance sheet to minimize the impact that changes in interest rates have on the fair value of assets, net income and cash flow. To achieve this objective, we manage our exposure to fluctuations in market interest rates by matching asset and liability repricings and through the use of fixed-rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. In addition, through the securitization trusts, we enter into derivative financial instruments such as interest rate swaps and treasury locks to mitigate our interest rate risk on a related financial instrument or to lock the interest rate on a portion of our variable debt. We do not enter into derivative or interest rate transactions for trading or other speculative purposes.

At December 31, 2009, we had $7.7 billion of debt, including $4.4 billion of off-balance sheet debt from our securitization program.

	As of December 31, 2009		
	Fixed rate	Variable rate	Total
		(In millions)	
Off-balance sheet	$3,306.2	$1,116.2	$4,422.4
On-balance sheet	1,134.4	2,113.0	3,247.4
Total	$4,440.6	$3,229.2	$7,669.8

- At December 31, 2009, our fixed rate off-balance sheet debt was locked at a current effective interest rate of 4.2% which included off-balance sheet variable rate debt fixed through interest rate swap agreements.
- At December 31, 2009, our fixed rate on-balance sheet variable rate debt was subject to fixed rates with a weighted average interest rate of 9.8%.

The approach we use to quantify interest rate risk is a sensitivity analysis which we believe best reflects the risk inherent in our business. This approach calculates the impact on pre-tax income from an instantaneous and sustained increase in interest rates of 1.0%. In 2009, a 1.0% increase in interest rates would have resulted in a decrease to fiscal year pre-tax income of approximately $32.3 million. Conversely, a corresponding decrease in interest rates would have resulted in a comparable increase to pre-tax income. Our use of this methodology to quantify the market risk of financial instruments should not be construed as an endorsement of its accuracy or the appropriateness of the related assumptions.

Credit Risk. We are exposed to credit risk relating to the credit card loans we make to our clients' customers. Our credit risk relates to the risk that consumers using the private label credit cards that we issue will not repay their revolving credit card loan balances. We have developed credit risk models designed to identify qualified consumers who fit our risk parameters. To minimize our risk of loan write-offs, we control approval rates of new accounts and related credit limits and follow strict collection practices. We monitor the buying limits, as well as set pricing regarding fees and interest rates charged.

Foreign Currency Exchange Rate Risk. We are exposed to fluctuations in the exchange rate between the U.S. and the Canadian dollar through our significant Canadian operations. We generally do not hedge any of our net investment exposure in our Canadian subsidiary. A 10% increase in the Canadian exchange rate would have resulted in an increase in pre-tax income of $16.6 million as of December 31, 2009. Conversely, a corresponding decrease in the exchange rate would result in a comparable decrease to pre-tax income.

Redemption Reward Risk. Through our AIR MILES Reward Program, we are exposed to potentially increasing reward costs associated primarily with travel rewards. To minimize the risk of rising travel reward costs, we:

- have multi-year supply agreements with several Canadian, U.S. and international airlines;
- are seeking new supply agreements with additional airlines;
- periodically alter the total mix of rewards available to collectors with the introduction of new merchandise rewards, which are typically lower cost per AIR MILES reward mile than air travel;
- allow collectors to obtain certain travel rewards using a combination of reward miles and cash or cash alone in addition to using AIR MILES reward miles alone; and
- periodically adjust the number of AIR MILES reward miles required to be redeemed to obtain a reward.

A 10% increase in the cost of rewards to satisfy redemptions would have resulted in a decrease in pre-tax income of $35.4 million, as of December 31, 2009. Conversely, a corresponding decrease in the cost of rewards to satisfy redemptions would result in a comparable increase to pre-tax income.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements begin on page F-1 of this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2009, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2009, our disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and include controls and procedures designed to ensure that information we are required to disclose in such reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our evaluation of and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2009 did not include the internal controls for the assumption of Charming Shoppes' credit card programs and service center operations and acquisition of the credit card files and certain other assets, because of the timing of the acquisition, which was completed in October 2009. As of December 31, 2009, this entity constituted approximately $235.5 million of total assets, $18.6 million of revenues and $7.8 million of pre-tax income for the year then ended.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on this evaluation, management, with the participation of the Chief Executive Officer and Chief Financial Offer, concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of internal control over financial reporting as of December 31, 2009, has been audited by Deloitte & Touche, LLP, the independent registered public accounting firm who also audited our consolidated financial statements. Deloitte & Touche's attestation report on the effectiveness of our internal control over financial reporting appears on page F-3.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated by reference to the Proxy Statement for the 2010 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2009.

Item 11. Executive Compensation

Incorporated by reference to the Proxy Statement for the 2010 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference to the Proxy Statement for the 2010 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2009.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference to the Proxy Statement for the 2010 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2009.

Item 14. Principal Accounting Fees and Services

Incorporated by reference to the Proxy Statement for the 2010 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2009.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Financial Statements

(2) Financial Statement Schedule

(3) The following exhibits are filed as part of this Annual Report on Form 10-K or, where indicated, were previously filed and are hereby incorporated by reference.

Exhibit No.	Description
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit No. 3.1 to our Registration Statement on Form S-1 filed with the SEC on March 3, 2000, File No. 333-94623).
3.2	Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.2 to our Registration Statement on Form S-1 filed with the SEC on March 3, 2000, File No. 333-94623).
3.3	First Amendment to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.3 to our Registration Statement on Form S-1 filed with the SEC on May 4, 2001, File No. 333-94623).
3.4	Second Amendment to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.4 to our Annual Report on Form 10-K, filed with the SEC on April 1, 2002, File No. 001-15749).
3.5	Third Amendment to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.2 to our Current Report on Form 8-K, filed with the SEC on February 18, 2009, File No. 001-15749).
3.6	Fourth Amendment to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.2 to our Current Report on Form 8-K, filed with the SEC on December 11, 2009, File No. 001-15749).
4	Specimen Certificate for shares of Common Stock of the Registrant (incorporated by reference to Exhibit No. 4 to our Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2003, File No. 001-15749).
*10.1	Office Lease between Nodenble Associates, LLC and ADS Alliance Data Systems, Inc., dated as of October 1, 2009.
10.2	Build-to-Suit Net Lease between Opus South Corporation and ADS Alliance Data Systems, Inc., dated January 29, 1998, as amended (incorporated by reference to Exhibit No. 10.10 to our Annual Report on Form 10-K, filed with the SEC on April 1, 2002, File No. 001-15749).
10.3	Fourth Amendment to Build-to-Suit Net Lease between Opus South Corporation and ADS Alliance Data Systems, Inc., dated September 3, 2004 (incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.4	Office Lease between Office City, Inc. and World Financial Network National Bank, dated December 24, 1986, and amended January 19, 1987, May 11, 1988, August 4, 1989 and August 18, 1999 (incorporated by reference to Exhibit No. 10.17 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).

Exhibit No.	Description
10.5	Fifth Amendment to Office Lease between Office City, Inc. and World Financial Network National Bank, dated March 29, 2004 (incorporated by reference to Exhibit 10.6 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.6	Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated July 2, 1990, and amended September 11, 1990, November 16, 1990 and February 18, 1991 (incorporated by reference to Exhibit No. 10.18 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.7	Fourth Amendment to Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated June 1, 2000 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003, File No. 001-15749).
10.8	Fifth Amendment to Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated June 30, 2001 (incorporated by reference to Exhibit No. 10.10 to our Annual Report on Form 10-K filed with the SEC on March 3, 2006, File No. 001-15749).
10.9	Sixth Amendment to Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated January 27, 2006 (incorporated by reference to Exhibit 10.10 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
*10.10	Letter Agreement by and between Continental Realty, Ltd. and ADS Alliance Data Systems, Inc., dated as of October 29, 2009.
10.11	Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, Inc., dated July 30, 2002 (incorporated by reference to Exhibit No. 10.17 to our Annual Report on Form 10-K filed with the SEC on March 4, 2005, File No. 001-15749).
10.12	First Amendment to Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, Inc., dated August 29, 2007 (incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.13	Second Amendment to Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, LLC, dated October 3, 2008 (incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K, filed with the SEC on March 2, 2009, File No. 001-15749).
*10.14	Third Amendment to Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, LLC, dated November 10, 2009.
10.15	Lease Agreement by and between Sterling Direct, Inc. and Sterling Properties, L.L.C., dated September 22, 1997, as subsequently assigned (incorporated by reference to Exhibit No. 10.18 to our Annual Report on Form 10-K filed with the SEC on March 4, 2005, File No. 001-15749).
10.16	Lease Agreement by and between KDC-Regent I Investments, LP and Epsilon Data Management, Inc., dated May 31, 2005 (incorporated by reference to Exhibit No. 10.17 to our Annual Report on Form 10-K filed with the SEC on March 3, 2006, File No. 001-15749).
10.17	Second Amendment to Lease Agreement by and between KDC-Regent I Investments, LP and Epsilon Data Management, Inc., dated May 11, 2007 (incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.18	Lease between 592423 Ontario Inc. and Loyalty Management Group Canada, Inc., dated November 14, 2005 (incorporated by reference to Exhibit No. 10.18 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).

Exhibit No.	Description
*10.19	Lease Amending Agreement by and between Dundeal Canada (GP) Inc. (as successor in interest to 592423 Ontario Inc.) and LoyaltyOne, Inc., dated as of May 21, 2009.
10.20	Lease Agreement by and between ADS Place Phase I, LLC and ADS Alliance Data Systems, Inc. dated August 25, 2006 (incorporated by reference to Exhibit No. 10.20 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
*10.21	Third Lease Amendment by and between ADS Place Phase I, LLC and ADS Alliance Data Systems, Inc. dated as of November 1, 2007.
10.22	Agreement of Lease by and between 11 West 19th Associates LLC and Epsilon Data Management LLC, dated March 15, 2007 (incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.23	Office Lease by and between Location3 Limited and 3407276 Canada, Inc., dated as of July 20, 1999 (incorporated by reference to Exhibit 10.21 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.24	Lease Agreement by and between DoubleClick Inc. and Epsilon Data Management LLC, dated as of February 1, 2007, as amended June 2007 (incorporated by reference to Exhibit 10.22 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.25	Second Amendment to Lease Agreement by and between Google Inc. (as successor-in-interest to Doubleclick Inc.) and Epsilon Data Management LLC, dated as of July 24, 2008 (incorporated by reference to Exhibit 10.23 to our Annual Report on Form 10-K, filed with the SEC on March 2, 2009, File No. 001-15749).
*10.26	Lease of Space (Multi-Story Office) by and between 2650 Crescent LLC and Alliance Data FHC, Inc. (by assignment from DoubleClick Inc.), dated as of December 14, 2005, as amended.
10.27	Capital Assurance and Liquidity Maintenance Agreement, dated August 28, 2003, by and between Alliance Data Systems Corporation and World Financial Network National Bank (incorporated by reference to Exhibit No. 10.3 to our Registration Statement on Form S-3 filed with the SEC on October 15, 2003, File No. 333-109713).
10.28	Capital Assurance and Liquidity Maintenance Agreement, dated as of August 14, 2009, by and between World Financial Network National Bank and Alliance Data Systems Corporation (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on September 17, 2009, File No. 001-15749).
10.29	Capital and Liquidity Support Agreement, dated as of August 14, 2009, by and among the Office of the Comptroller of the Currency, World Financial Network National Bank and Alliance Data Systems Corporation (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K, filed with the SEC on September 17, 2009, File No. 001-15749).
+10.30	Alliance Data Systems Corporation Amended and Restated Executive Deferred Compensation Plan effective January 1, 2008 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 11, 2009, File No. 001-15749).
+10.31	Alliance Data Systems Corporation Executive Annual Incentive Plan (incorporated by reference to Exhibit B to our Definitive Proxy Statement filed with the SEC on April 29, 2005, File No. 001-15749).
+10.32	Alliance Data Systems Corporation 2007 Incentive Compensation Plan (incorporated by reference to Exhibit No. 10.26 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.33	Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit No. 10.34 to our Registration Statement on Form S-1 filed with the SEC on May 4, 2001, File No. 333-94623).

Exhibit No.	Description
+10.34	Form of Alliance Data Systems Corporation Incentive Stock Option Agreement under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit No. 10.35 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
+10.35	Form of Alliance Data Systems Corporation Non-Qualified Stock Option Agreement under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit No. 10.36 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
+10.36	Alliance Data Systems Corporation 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit No. 4.6 to our Registration Statement on Form S-8 filed with the SEC on June 18, 2003, File No. 333-106246).
+10.37	Alliance Data Systems Corporation 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit A to our Definitive Proxy Statement filed with the SEC on April 29, 2005, File No. 001-15749).
+10.38	Amendment Number One to the Alliance Data Systems Corporation 2005 Long Term Incentive Plan, dated as of September 24, 2009 (incorporated by reference to Exhibit No. 10.8 to our Quarterly Report on Form 10-Q filed with the SEC on November 9, 2009, File No. 001-15749).
+10.39	Form of Nonqualified Stock Option Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on August 4, 2005, File No. 001-15749).
+10.40	Form of Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2007 grant) (incorporated by reference to Exhibit No. 10.99 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.41	Form of Agreement for 2007 Special Award under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.100 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.42	Form of Time-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant) (incorporated by reference to Exhibit No. 99.1 to our Current Report on Form 8-K filed with the SEC on April 29, 2008, File No. 001-15749).
+10.43	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant) (incorporated by reference to Exhibit No. 99.2 to our Current Report on Form 8-K filed with the SEC on April 29, 2008, File No. 001-15749).
+*10.44	Amendment Number One to Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant), dated as of October 1, 2009.
+10.45	Form of Performance-Based Restricted Stock Unit Award Agreement under the 2005 Long Term Incentive Plan (2009 grant) (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on February 25, 2009, File No. 001-15749).
+10.46	Form of Canadian Nonqualified Stock Option Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.101 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).

Exhibit No.	Description
+10.47	Form of Canadian Restricted Stock Award Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.102 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.48	Form of Canadian Agreement for 2007 Special Award under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.104 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.49	Form of Canadian Time-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant) (incorporated by reference to Exhibit No. 99.3 to our Current Report on Form 8-K filed with the SEC on April 29, 2008, File No. 001-15749).
+10.50	Form of Canadian Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant) (incorporated by reference to Exhibit No. 99.4 to our Current Report on Form 8-K filed with the SEC on April 29, 2008, File No. 001-15749).
+*10.51	Amendment Number One to Canadian Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant), dated as of October 1, 2009.
+10.52	Form of Canadian Performance-Based Restricted Stock Unit Award Agreement under the 2005 Long Term Incentive Plan (2009 grant) (incorporated by reference to Exhibit 99.2 to our Current Report on Form 8-K filed with the SEC on February 25, 2009, File No. 001-15749).
+10.53	Time-Based Restricted Stock Unit Award Agreement under the 2005 Long Term Incentive Plan, dated as of March 27, 2009, by and between J. Michael Parks and Alliance Data Systems Corporation (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K, filed with the SEC on March 30, 2009, File No. 001-15749).
+10.54	Form of Non-Employee Director Nonqualified Stock Option Agreement (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 13, 2005, File No. 001-15749).
+10.55	Form of Non-Employee Director Share Award Letter (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on June 13, 2005, File No. 001-15749).
+10.56	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant) (incorporated by reference to Exhibit No. 10.10 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).
+10.57	Alliance Data Systems Corporation Non-Employee Director Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 9, 2006, File No. 001-15749).
+10.58	Form of Alliance Data Systems Associate Confidentiality Agreement (incorporated by reference to Exhibit No. 10.24 to our Annual Report on Form 10-K filed with the SEC on March 12, 2003, File No. 001-15749).
+10.59	Form of Alliance Data Systems Corporation Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on February 1, 2005, File No. 001-15749).
+*10.60	Amended and Restated Alliance Data Systems 401(k) and Retirement Savings Plan, effective January 1, 2008, as amended.

Exhibit No.	Description
+*10.61	Form of Performance-Based Restricted Stock Unit Award Agreement under the 2005 Long Term Incentive Plan (2010 grant).
+*10.62	Form of Canadian Performance-Based Restricted Stock Unit Award Agreement under the 2005 Long Term Incentive Plan (2010 grant).
+10.63	Letter employment agreement with J. Michael Parks, dated February 19, 1997 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
+10.64	Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and J. Michael Parks (incorporated by reference to Exhibit No. 10.2 to our Registration Statement on Form S-3 filed with the SEC on October 15, 2003, File No. 333-109713).
+10.65	Transition Agreement, dated as of March 27, 2009, by and between J. Michael Parks and ADS Alliance Data Systems, Inc. (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on March 30, 2009, File No. 001-15749).
+10.66	Letter employment agreement with Ivan Szeftel, dated May 4, 1998 (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
+10.67	Form of Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and each of Edward J. Heffernan, Ivan M. Szeftel and Alan M. Utay (incorporated by reference to Exhibit No. 10.1 to our Registration Statement on Form S-3 filed with the SEC on October 15, 2003, File No. 333-109713).
+10.68	Separation Agreement and General Release of Claims, dated as of March 24, 2009, by and among John W. Scullion, LoyaltyOne, Inc. and Alliance Data Systems Corporation (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K, filed with the SEC on March 30, 2009, File No. 001-15749).
+10.69	Separation Agreement and General Release of Claims by and between Dwayne Tucker and ADS Alliance Data Systems, Inc. (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on August 18, 2009, File No. 001-15749).
10.70	Amended and Restated License to Use the Air Miles Trade Marks in Canada, dated as of July 24, 1998, by and between Air Miles International Holdings N.V. and Loyalty Management Group Canada Inc. (incorporated by reference to Exhibit No. 10.43 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623) (assigned by Air Miles International Holdings N.V. to Air Miles International Trading B.V. by a novation agreement dated as of July 18, 2001).
10.71	Amended and Restated License to Use and Exploit the Air Miles Scheme in Canada, dated July 24, 1998, by and between Air Miles International Trading B.V. and Loyalty Management Group Canada Inc. (incorporated by reference to Exhibit No. 10.44 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.72	Amended and Restated Participation Agreement, dated as of November 1, 2008, by and between LoyaltyOne, Inc. and Bank of Montreal (incorporated by reference to Exhibit 10.1 to our Current report on Form 8-K filed with the SEC on December 5, 2008, File No. 001-15749).
10.73	Second Amended and Restated Pooling and Servicing Agreement, dated as of January 17, 1996 as amended and restated as of September 17, 1999 and August 1, 2001, by and among WFN Credit Company, LLC, World Financial Network National Bank, and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.6 to the Registration Statement on Form S-3 of world financial network credit card master trust filed with the SEC on July 5, 2001, File No. 333-60418).

Exhibit No.	Description
10.74	Second Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of May 19, 2004, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on August 4, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.75	Third Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of March 30, 2005, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on April 4, 2005, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.76	Fourth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of June 13, 2007, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007, File Nos. 333-60418 and 333-113669).
10.77	Fifth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of October 26, 2007, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on October 31, 2007, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.78	Sixth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of May 27, 2008, among World Financial Network National Bank, WFN Credit Company, LLC, and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on May 29, 2008, File Nos. 333-60418 and 333-113669).
10.79	Omnibus Amendment, dated as of March 31, 2003, among WFN Credit Company, LLC, World Financial Network Credit Card Master Trust, World Financial Network National Bank and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on April 22, 2003, File Nos. 333-60418 and 333-60418-01).
10.80	Transfer and Servicing Agreement, dated as of August 1, 2001, between WFN Credit Company, LLC, World Financial Network National Bank, and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.3 to the Registration Statement on Form S-3 of World Financial Network Credit Card Master Trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.81	First Amendment to the Transfer and Servicing Agreement, dated as of November 7, 2002, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on November 20, 2002, File Nos. 333-60418 and 333-60418-01).
10.82	Third Amendment to the Transfer and Servicing Agreement, dated as of May 19, 2004, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on August 4, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).

Exhibit No.	Description
10.83	Fourth Amendment to the Transfer and Servicing Agreement, dated as of March 30, 2005, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on April 4, 2005, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.84	Fifth Amendment to the Transfer and Servicing Agreement, dated as of June 13, 2007, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007, File Nos. 333-60418 and 333-113669).
10.85	Sixth Amendment to the Transfer and Servicing Agreement, dated as of October 26, 2007, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on October 31, 2007, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.86	Receivables Purchase Agreement, dated as of August 1, 2001, between World Financial Network National Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit No. 4.8 to the Registration Statement on Form S-3 of World Financial Network Credit Card Master Trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.87	Master Indenture, dated as of August 1, 2001, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Registration Statement on Form S-3 filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on July 5, 2001, File Nos. 333-60418 and 333-60418-01).
10.88	Supplemental Indenture No. 1, dated as of August 13, 2003, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 28, 2003, File Nos. 333-60418 and 333-60418-01).
10.89	Supplemental Indenture No. 2, dated as of June 13, 2007, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.3 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007, File Nos. 333-60418 and 333-113669).
10.90	Supplemental Indenture No. 3, dated as of May 27, 2008, between World Financial Network Credit Card Master Note Trust and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on May 29, 2008, File Nos. 333-60418 and 333-113669).
10.91	Agreement of Resignation, Appointment and Acceptance, dated as of May 27, 2008, by and among World Financial Network National Bank, World Financial Network Credit Card Master Note Trust, BNY Midwest Trust Company, and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit No. 4.3 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on May 29, 2008, File Nos. 333-60418 and 333-113669).

Exhibit No.	Description
10.92	Agreement of Resignation, Appointment and Acceptance, dated as of May 27, 2008, by and among WFN Credit Company, LLC, BNY Midwest Trust Company, and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit No. 4.4 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on May 29, 2008, File Nos. 333-60418 and 333-113669).
10.93	Series 2004-C Indenture Supplement, dated as of September 22, 2004, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on September 28, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.94	Series 2008-A Indenture Supplement, dated as of September 12, 2008 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on September 18, 2008, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.95	Series 2008-B Indenture Supplement, dated as of September 12, 2008 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on September 18, 2008, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.96	Series 2009-A Indenture Supplement, dated as of April 14, 2009 (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by World Financial Network Credit Card Master Note Trust and WFN Credit Company, LLC on April 20, 2009, File Nos. 333-113669 and 333-60418).
10.97	Series 2009-B Indenture Supplement, dated as of August 13, 2009 (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by World Financial Network Credit Card Master Note Trust and WFN Credit Company, LLC on August 17, 2009, File Nos. 333-113669 and 333-60418).
10.98	Series 2009-C Indenture Supplement, dated as of August 13, 2009 (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Note Trust and WFN Credit Company, LLC with the SEC on August 17, 2009, File Nos. 333-113669 and 333-60418).
10.99	Series 2009-D Indenture Supplement, dated as of August 13, 2009 (incorporated by reference to Exhibit No. 4.3 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Note Trust and WFN Credit Company, LLC with the SEC on August 17, 2009, File Nos. 333-113669 and 333-60418).
10.100	Third Amended and Restated Service Agreement, dated as of May 15, 2008, between World Financial Network National Bank and ADS Alliance Data Systems, Inc. (incorporated by reference to Exhibit No. 99.1 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Note Trust and WFN Credit Company, LLC with the SEC on August 17, 2009, File Nos. 333-113669 and 333-60418).
*10.101	Purchase and Sale Agreement, dated as of November 25, 1997, between Spirit of America National Bank and Charming Shoppes Receivables Corp.
*10.102	First Amendment to Purchase and Sale Agreement, dated as of July 22, 1999, between Spirit of America National Bank and Charming Shoppes Receivables Corp.

Exhibit No.	Description
*10.103	Second Amendment to Purchase and Sale Agreement, dated as of November 9, 2000, between Spirit of America National Bank and Charming Shoppes Receivables Corp.
*10.104	Third Amendment to Purchase and Sale Agreement, dated as of May 8, 2001, between Spirit of America National Bank and Charming Shoppes Receivables Corp.
*10.105	Consent to Purchase and Sale Agreement, dated as of October 17, 2007, between Spirit of America National Bank and Charming Shoppes Receivables Corp.
*10.106	Fourth Amendment to Purchase and Sale Agreement, dated as of October 30, 2009, among Spirit of America National Bank, Charming Shoppes Receivables Corp., World Financial Network National Bank and WFN Credit Company, LLC.
*10.107	Second Amended and Restated Pooling and Servicing Agreement, dated as of November 25, 1997, among Charming Shoppes Receivables Corp., Spirit America, Inc., and First Union National Bank.
*10.108	First Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of July 22, 1999, among Charming Shoppes Receivables Corp., Spirit America, Inc. and First Union National Bank.
*10.109	Second Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of May 8, 2001, among Charming Shoppes Receivables Corp., Spirit America, Inc. and First Union National Bank.
*10.110	Fourth Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of August 5, 2004, among Charming Shoppes Receivables Corp., Spirit America, Inc. and Wachovia Bank, National Association.
*10.111	Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of March 18, 2005, among Charming Shoppes Receivables Corp., Spirit America, Inc. and Wachovia Bank, National Association.
*10.112	Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of October 17, 2007, among Charming Shoppes Receivables Corp., Spirit America, Inc. and U.S. Bank National Association.
*10.113	Sixth Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of October 30, 2009, among Spirit America, Inc., Charming Shoppes Receivables Corp., World Financial Network National Bank, WFN Credit Company, LLC and U.S. Bank National Association.
10.114	Receivables Purchase Agreement, dated as of September 28, 2001, between World Financial Network National Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.115	First Amendment to Receivables Purchase Agreement, dated as of June 24, 2008, between World Financial Network National Bank and WFN Credit Company, LLC.
10.116	World Financial Network Credit Card Master Trust III Amended and Restated Pooling and Servicing Agreement, dated as of September 28, 2001, among WFN Credit Company, LLC, World Financial Network National Bank, and The Chase Manhattan Bank, USA, National Association (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.117	First Amendment to the Amended and Restated Pooling and Servicing Agreement, dated as of April 7, 2004, among WFN Credit Company, LLC, World Financial Network National Bank, and The Chase Manhattan Bank, USA, National Association (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).

Exhibit No.	Description
10.118	Second Amendment to the Amended and Restated Pooling and Servicing Agreement, dated as of March 23, 2005, among WFN Credit Company, LLC, World Financial Network National Bank, and The Chase Manhattan Bank, USA, National Association (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.119	Third Amendment to the Amended and Restated Pooling and Servicing Agreement, dated as of October 26, 2007, among WFN Credit Company, LLC, World Financial Network National Bank, and Union Bank of California, N.A. (successor to JPMorgan Chase Bank, N.A.) (incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.120	Receivables Purchase Agreement, dated as of September 29, 2008 between World Financial Capital Bank and World Financial Capital Credit Company, LLC (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.121	Transfer and Servicing Agreement, dated as of September 29, 2008, among World Financial Capital Credit Company, LLC, World Financial Capital Bank and World Financial Capital Master Note Trust (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
*10.122	Series 2006-A Indenture Supplement, dated as of April 28, 2006, among World Financial Network Credit Card Master Note Trust, World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company.
*10.123	Series 2007-1 Indenture Supplement, dated as of October 17, 2007, among Charming Shoppes Receivables Corp., Spirit of America, Inc. and U.S. Bank National Association.
*10.124	Series 2009-VFC1 Indenture Supplement, dated as of March 31, 2009, among WFN Credit Company, LLC, World Financial Network National bank and Union Bank N.A.
*10.125	Series 2009-VFN Indenture Supplement, dated as of September 28, 2009, among World Financial Capital Master Note Trust, World Financial Capital Bank, World Financial Capital Credit Company, LLC and U. S. Bank National Association.
*10.126	Series 2009-VFN Indenture Supplement, dated as of September 29, 2009, among World Financial Network Credit Card Master Note Trust, WFN Credit Company, LLC and The Bank of New York Mellon Trust Company, N.A.
10.127	Note Purchase Agreement, dated as of May 1, 2006, by and among Alliance Data Systems Corporation and the Purchasers party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on May 18, 2006, File No. 001-15749).
10.128	First Amendment to Note Purchase Agreement, dated as of October 22, 2007, by and among Alliance Data Systems Corporation and the Holders party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on October 23, 2007, File No. 001-15749).
10.129	Subsidiary Guaranty, dated as of May 1, 2006, by ADS Alliance Data Systems, Inc. in favor of the holders from time to time of the Notes (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K, filed with the SEC on May 18, 2006, File No. 001-15749).
10.130	Joinder to Subsidiary Guaranty, dated as of September 29, 2006, by each of Epsilon Marketing Services, LLC, Epsilon Data Marketing, LLC and Alliance Data Foreign Holdings, Inc. in favor of the holders from time to time of the Notes (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on October 2, 2006, File No. 001-15749).

Exhibit No.	Description
10.131	Joinder to Subsidiary Guaranty, dated as of May 30, 2008, by ADS Foreign Holdings, Inc. in favor of the holders from time to time of the Notes (incorporated by reference to Exhibit No. 10.3 to our Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008, File No. 001-15749).
10.132	Credit Agreement, dated as of September 29, 2006, by and among Alliance Data Systems Corporation and certain subsidiaries parties thereto, as Guarantors, Bank of Montreal, as Administrative Agent, Co-Lead Arranger and Sole Book Runner, and various other agents and banks (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on October 2, 2006, File No. 001-15749).
10.133	First Amendment to Credit Agreement, dated as of March 30, 2007, by and among Alliance Data Systems Corporation and certain subsidiaries parties thereto as Guarantors, Bank of Montreal, as Administrative Agent and various other agents and banks (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on March 30, 2007, File No. 001-15749).
10.134	Second Amendment to Credit Agreement, dated as of June 16, 2008, by and among Alliance Data Systems Corporation and certain subsidiaries parties thereto as Guarantors, Bank of Montreal, as Administrative Agent and various other agents and banks (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 16, 2008, File No. 001-15749).
10.135	Guarantor Supplement, dated as of May 15, 2008, by ADS Foreign Holdings, Inc. in favor of Bank of Montreal, as Administrative Agent for the Banks party to the Credit Agreement dated as of September 29, 2006 among Alliance Data Systems Corporation, the Guarantors from time to time party thereto, the Banks from time to time party thereto, Bank of Montreal, as Letter of Credit Issuer, and Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008, File No. 001-15749).
10.136	Term Loan Agreement, dated as of May 15, 2009, by and among Alliance Data Systems Corporation, as borrower, and certain subsidiaries parties thereto, as guarantors, Bank of Montreal, as Administrative Agent, Co-Lead Arranger and Book Runner, and various other agents and banks (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on May 18, 2009, File No. 001-15749).
10.137	Purchase Agreement, dated as of July 23, 2008, by and among Alliance Data Systems Corporation and the Initial Purchasers party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).
10.138	Indenture, dated as of July 29, 2008, by and among Alliance Data Systems Corporation and The Bank of New York Mellon Trust Company, National Association (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).
10.139	Form of 1.75% Convertible Senior Note due August 1, 2013 (included in Exhibit 10.110) (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).
10.140	Form of Hedge Confirmation dated July 23, 2008 between Alliance Data Systems Corporation and each of JPMorgan Chase Bank, National Association, London Branch (represented by J.P. Morgan Securities Inc., as its agent) and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).

Exhibit No.	Description
10.141	Form of Warrant Confirmation dated July 23, 2008 between Alliance Data Systems Corporation and each of JPMorgan Chase Bank, National Association, London Branch (represented by J.P. Morgan Securities Inc., as its agent) and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).
10.142	Form of Warrant Confirmation Amendment dated August 4, 2008 between Alliance Data Systems Corporation and each of JPMorgan Chase Bank, National Association, London Branch (represented by J.P. Morgan Securities Inc., as its agent) and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.27 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).
10.143	Purchase Agreement, dated May 27, 2009, between Alliance Data Systems Corporation and the several Initial Purchasers party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on June 2, 2009, File No. 001-15749).
10.144	Indenture, dated June 2, 2009, between Alliance Data Systems Corporation and The Bank of New York Mellon Trust Company, National Association, as Trustee (including the form of the Company's 4.75% Convertible Senior Note due May 15, 2014) (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K, filed with the SEC on June 2, 2009, File No. 001-15749).
10.145	Form of Convertible Note Hedge confirmation, dated May 27, 2009, between Alliance Data Systems Corporation and each of J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association, Bank of America, N.A., and Barclays Capital Inc., as agent for Barclays Bank PLC (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K, filed with the SEC on June 2, 2009, File No. 001-15749).
10.146	Form of Warrant confirmation, dated May 27, 2009, between Alliance Data Systems Corporation and each of J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association, London Branch, Bank of America, N.A., and Barclays Capital Inc., as agent for Barclays Bank PLC (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K, filed with the SEC on June 2, 2009, File No. 001-15749).
10.147	Form of Forward Stock Purchase Transaction, dated May 27, 2009, between Alliance Data Systems Corporation and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent for Merrill Lynch International, and Barclays Capital Inc., as agent for Barclays Bank PLC (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K, filed with the SEC on June 2, 2009, File No. 001-15749).
10.148	Form of Additional Convertible Note Hedge confirmation, dated June 4, 2009, between Alliance Data Systems Corporation and each of J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association, London Branch, Bank of America, N.A., and Barclays Capital Inc., as agent for Barclays Bank PLC (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on June 9, 2009, File No. 001-15749).
10.149	Form of Additional Warrant confirmation, dated June 4, 2009, between Alliance Data Systems Corporation and each of J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association, London Branch, Bank of America, N.A., and Barclays Capital Inc., as agent for Barclays Bank PLC (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K, filed with the SEC on June 9, 2009, File No. 001-15749).
*12.1	Statement re Computation of Ratios
*21	Subsidiaries of the Registrant

Exhibit No.	Description
*23.1	Consent of Deloitte & Touche LLP
*31.1	Certification of Chief Executive Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*31.2	Certification of Chief Financial Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*32.1	Certification of Chief Executive Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.
*32.2	Certification of Chief Financial Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* Filed herewith

\+ Management contract, compensatory plan or arrangement

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ALLIANCE DATA SYSTEMS CORPORATION

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Alliance Data Systems Corporation

We have audited the accompanying consolidated balance sheets of Alliance Data Systems Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliance Data Systems Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As of January 1, 2009, the Company retrospectively adjusted for the change in accounting related to its convertible debt instruments. As of January 1, 2008, the Company changed its method of accounting for certain fair value measurements. Additionally, as of January 1, 2007, the Company changed its method of accounting for uncertainty in income taxes.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Alliance Data Systems Corporation

We have audited the internal control over financial reporting of Alliance Data Systems Corporation and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment of the internal control over financial reporting for Charming Shoppes, which was acquired October 2009 and whose financial statements constitute 5% of total assets, 1% of total revenues, 3% of pre-tax income of the consolidated financial statement amounts as of and for the year ended December 31, 2009. Accordingly, our audit did not include the internal control over financial reporting for Charming Shoppes. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company and our report dated March 1, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's change in accounting related to its convertible debt instruments in 2009, the Company's change in its method of accounting for certain fair value measurements in 2008 and the Company's change in its method of accounting for uncertainty in income taxes in 2007, on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 1, 2010

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2009	2008	2007
	(In thousands, except per share amounts)		
Revenues			
Transaction	$ 375,398	$ 342,123	$ 350,008
Redemption	495,663	504,442	420,966
Securitization income and finance charges, net	502,389	580,057	654,660
Database marketing fees and direct marketing services	504,508	525,918	478,555
Other revenue	86,383	72,714	57,970
Total revenue	1,964,341	2,025,254	1,962,159
Operating expenses			
Cost of operations (exclusive of depreciation and amortization disclosed separately below)	1,354,138	1,341,958	1,304,631
General and administrative	99,823	82,804	80,898
Depreciation and other amortization	62,196	68,505	59,688
Amortization of purchased intangibles	63,090	67,291	67,323
Gain on acquisition of a business	(21,227)	—	—
Loss on the sale of assets	—	1,052	16,045
Merger (reimbursements) costs	(1,436)	3,053	12,349
Total operating expenses	1,556,584	1,564,663	1,540,934
Operating income	407,757	460,591	421,225
Interest expense, net	144,811	80,440	69,381
Income from continuing operations before income taxes	262,946	380,151	351,844
Provision for income taxes	86,227	147,599	137,403
Income from continuing operations	$ 176,719	$ 232,552	214,441
Loss from discontinued operations, net of taxes	(32,985)	(26,150)	(50,380)
Net income	$ 143,734	$ 206,402	$ 164,061
Basic income (loss) per share:			
Income from continuing operations	$ 3.17	$ 3.25	$ 2.74
Loss from discontinued operations	$ (0.59)	$ (0.37)	$ (0.65)
Net income per share	$ 2.58	$ 2.88	$ 2.09
Diluted income (loss) per share:			
Income from continuing operations	$ 3.06	$ 3.16	$ 2.65
Loss from discontinued operations	$ (0.57)	$ (0.36)	$ (0.62)
Net income per share	$ 2.49	$ 2.80	$ 2.03
Weighted average shares:			
Basic	55,765	71,502	78,403
Diluted	57,706	73,640	80,811

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(In thousands, except per share amounts)	
ASSETS		
Cash and cash equivalents	$ 213,378	$ 156,911
Trade receivables, less allowance for doubtful accounts ($6,736 and $7,172 at December 31, 2009 and 2008, respectively)	225,212	218,170
Seller's interest and credit card receivables, less allowance for doubtful accounts ($54,884 and $38,124 at December 31, 2009 and 2008, respectively)	913,406	612,940
Deferred tax asset, net	197,455	201,895
Other current assets	201,427	142,612
Redemption settlement assets, restricted	574,004	531,594
Assets of discontinued operations	34,623	60,527
Total current assets	2,359,505	1,924,649
Property and equipment, net	165,012	168,208
Due from securitizations	992,523	701,347
Intangible assets, net	316,597	297,776
Goodwill	1,166,275	1,133,790
Other non-current assets	225,755	116,219
Total assets	$ 5,225,667	$ 4,341,989
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 103,891	$ 107,209
Accrued expenses	128,012	143,656
Certificates of deposit	772,500	433,900
Current debt	51,963	275,549
Other current liabilities	88,716	103,593
Deferred revenue	984,930	860,455
Liabilities of discontinued operations	—	24,990
Total current liabilities	2,130,012	1,949,352
Deferred revenue	161,216	135,179
Deferred tax liability, net	140,712	123,476
Certificates of deposit	692,500	255,000
Long-term and other debt	1,730,389	1,215,726
Other liabilities	98,062	115,958
Total liabilities	4,952,891	3,794,691
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Common stock, $0.01 par value; authorized, 200,000 shares; issued, 91,121 shares and 89,029 shares at December 31, 2009 and 2008, respectively	911	890
Additional paid-in capital	1,235,669	1,115,291
Treasury stock, at cost, 38,922 shares and 26,222 shares at December 31, 2009 and 2008, respectively)	(1,931,102)	(1,410,339)
Retained earnings	1,033,039	889,305
Accumulated other comprehensive loss	(65,741)	(47,849)
Total stockholders' equity	272,776	547,298
Total liabilities and stockholders' equity	$ 5,225,667	$ 4,341,989

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
January 1, 2007	86,872	$869	$ 834,680	$ (300,950)	$ 527,686	$ 9,248	$ 1,071,533
Net income	—	—	—	—	164,061	—	164,061
Cumulative effect on retained earnings upon the adoption of ASC 740	—	—	—	—	(8,844)	—	(8,844)
Other comprehensive income, net of tax:							
Net unrealized gain on securities available-for-sale, net of tax of $3,358	—	—	—	—	—	846	846
Foreign currency translation adjustments	—	—	—	—	—	13,946	13,946
Other comprehensive income						14,792	
Share based compensation	—	—	46,513	—	—	—	46,513
Repurchases of common stock	—	—	—	(108,536)	—	—	(108,536)
Other common stock issued, including income tax benefits	914	9	17,438	—	—	—	17,447
December 31, 2007	87,786	$878	$ 898,631	$ (409,486)	$ 682,903	$ 24,040	$ 1,196,966
Net income	—	—	—	—	206,402	—	206,402
Effects of adoption of ASC 470-20	—	—	252,828	—	—	—	252,828
Other comprehensive loss, net of tax:							
Net unrealized loss on securities available-for-sale, net of tax of $20,750	—	—	—	—	—	(45,349)	(45,349)
Foreign currency translation adjustments	—	—	—	—	—	(26,540)	(26,540)
Other comprehensive loss						(71,889)	
Purchase of convertible note hedges	—	—	(201,814)	—	—	—	(201,814)
Tax expense on convertible note hedges	—	—	(18,030)	—	—	—	(18,030)
Issuance of warrants	—	—	94,185	—	—	—	94,185
Share based compensation	—	—	64,065	—	—	—	64,065
Repurchases of common stock	—	—	—	(1,000,853)	—	—	(1,000,853)
Other common stock issued, including income tax benefits	1,243	12	25,426	—	—	—	25,438
December 31, 2008	89,029	$890	$1,115,291	$(1,410,339)	$ 889,305	$(47,849)	$ 547,298
Net income	—	—	—	—	143,734	—	143,734
Other comprehensive loss, net of tax:							
Net unrealized loss on securities available-for-sale, net of tax of $16,296	—	—	—	—	—	(23,912)	(23,912)
Foreign currency translation adjustments	—	—	—	—	—	6,020	6,020
Other comprehensive loss						(17,892)	
Purchase of convertible note hedges	—	—	(80,765)	—	—	—	(80,765)
Original issue discount of convertible notes	—	—	115,850	—	—	—	115,850
Tax expense on convertible note hedges	—	—	(12,312)	—	—	—	(12,312)
Issuance costs of convertible notes	—	—	(3,839)	—	—	—	(3,839)
Issuance of warrants	—	—	30,050	—	—	—	30,050
Share based compensation	—	—	53,702	—	—	—	53,702
Purchase of prepaid forward contracts	—	—	—	(74,872)	—	—	(74,872)
Repurchases of common stock	—	—	—	(445,891)	—	—	(445,891)
Other common stock issued, including income tax benefits	2,092	21	17,692	—	—	—	17,713
December 31, 2009	91,121	$911	$1,235,669	$(1,931,102)	$1,033,039	$(65,741)	$ 272,776

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 143,734	$ 206,402	$ 164,061
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	125,409	143,810	166,632
Deferred income taxes	17,475	21,104	(27,729)
Provision for doubtful accounts	97,658	47,269	42,145
Non-cash stock compensation	53,702	54,333	56,243
Fair value gain on interest-only strip	(5,340)	(31,065)	(39,958)
Amortization of discount on convertible senior notes	52,677	16,928	—
Impairment of long-lived assets	—	19,004	39,961
Gain on acquisition of business	(21,227)	—	—
Loss (gain) on sale of assets	19,913	(20,564)	16,045
Change in operating assets and liabilities, net of acquisitions:			
Change in trade accounts receivable	(2,162)	(17,014)	(24,042)
Change in merchant settlement activity	(18,907)	(176,197)	115,439
Change in other assets	(31,631)	(46,166)	(28,821)
Change in accounts payable and accrued expenses	(39,460)	(52,909)	66,646
Change in deferred revenue	(5,053)	376,273	49,886
Change in other liabilities	(19,405)	28,637	(9,566)
Data acquisition costs	(4,185)	(4,403)	(8,207)
Purchase of credit card receivables	(27,407)	(206,529)	(224,626)
Proceeds from sale of credit card receivable portfolios	53,240	102,986	218,846
Excess tax benefits from stock-based compensation	(9,040)	(2,269)	(8,163)
Other	(21,577)	(8,611)	6,729
Net cash provided by operating activities	358,414	451,019	571,521
CASH FLOWS FROM INVESTING ACTIVITIES:			
Change in redemption settlement assets	52,354	(317,591)	(9,477)
Payments for acquired businesses, net of cash acquired	(158,901)	(2,478)	(438,163)
Proceeds from the sale of assets	4,013	14,098	—
Proceeds from sale of credit card receivable portfolios to the securitization trusts	—	91,910	—
Investments in the stock of an investee	(5,347)	—	(8,000)
Change in due from securitizations	(203,686)	(319,614)	(11,115)
Net increase in seller's interest and credit card receivables	(429,540)	(61,339)	(117,691)
Capital expenditures	(52,970)	(49,556)	(116,652)
Proceeds from the sale of businesses	—	137,962	12,347
Change in restricted cash	(101,299)	—	—
Other	7,354	(5,910)	(6,057)
Net cash used in investing activities	(888,022)	(512,518)	(694,808)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under debt agreements	3,124,000	3,754,416	2,309,000
Proceeds from issuance of convertible senior notes	345,000	805,000	—
Repayment of borrowings	(3,094,939)	(3,799,786)	(2,113,000)
Certificates of deposit issuances	1,579,000	1,028,500	494,100
Repayments of certificates of deposit	(803,400)	(710,000)	(422,700)
Payment of capital lease obligations	(21,840)	(22,503)	(14,481)
Payment of deferred financing costs	(24,058)	(34,861)	—
Proceeds from sale leaseback transactions	—	34,221	25,949
Excess tax benefits from stock-based compensation	9,040	2,269	8,163
Proceeds from issuance of common stock	28,864	30,920	20,892
Proceeds from issuance of warrants	30,050	94,185	—
Payment for convertible note hedges	(80,765)	(201,814)	—
Purchase of prepaid forward contracts	(74,872)	—	—
Purchase of treasury shares	(445,891)	(1,000,853)	(108,536)
Other	—	—	(2,312)
Net cash provided by (used in) financing activities	570,189	(20,306)	197,075
Effect of exchange rate changes on cash and cash equivalents	15,886	(27,123)	11,976
Change in cash and cash equivalents	56,467	(108,928)	85,764
Cash and cash equivalents at beginning of year	156,911	265,839	180,075
Cash and cash equivalents at end of year*	$ 213,378	$ 156,911	$ 265,839
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 84,082	$ 68,795	$ 78,958
Income taxes paid, net of refunds	$ 73,579	$ 113,987	$ 107,516

* Included in cash and cash equivalents in 2009, 2008 and 2007 are amounts related to discontinued operations that are included in assets of discontinued operations

See accompanying notes to consolidated financial statements

ALLIANCE DATA SYSTEMS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of the Business—Alliance Data Systems Corporation ("ADSC" or, including its wholly-owned subsidiaries, the "Company") is a leading provider of data-driven and transaction-based marketing and customer loyalty solutions. The Company offers a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, permission-based email marketing and private label and co-brand retail credit card programs. The Company focuses on facilitating and managing interactions between its clients and their customers through a variety of consumer marketing channels, including in-store, on-line, catalog, mail and telephone. The Company captures and analyzes data created during each customer interaction, and leverages the insight derived from that data to enable clients to identify and acquire new customers, as well as to enhance customer loyalty.

The Company operates in the following reportable segments: Loyalty Services, Epsilon Marketing Services, Private Label Services and Private Label Credit. Loyalty Services includes the Company's Canadian AIR MILES® Reward Program. Epsilon Marketing Services provides integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services, including email marketing campaigns. Private Label Services encompasses card processing, billing and payment processing and customer care and collections services for private label retailers. Private Label Credit provides private label retail credit card receivables financing; including securitization of the credit card receivables that it underwrites from its private label retail credit card programs.

In May 2008, the Company sold its merchant services business. In July 2008, the Company sold the majority of its utility services business. In February 2009, the Company sold the remainder of its utility services division. In November 2009, the Company terminated operations of its credit program for web and catalog retailer VENUE. All of these items are included in discontinued operations. For purposes of comparability, certain prior period amounts have been reclassified to conform to the current year presentation. In accordance with accounting principles generally accepted in the United States of America, all historical statements have been restated to conform to the discontinued operation presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of ADSC and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Seller's Interest and Credit Card Receivables— The Company sells a majority of the credit card receivables originated by World Financial Network National Bank ("WFNNB") to WFN Credit Company, LLC and WFN Funding Company II, LLC, which in turn sold them to World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust, World Financial Network Credit Card Master Note Trust II and World Financial Network Credit Card Master Trust III (collectively the "WFN Trusts") as part of a securitization program. In September 2008, the Company initiated a securitization program for the credit card receivables originated by World Financial Capital Bank ("WFCB"), selling them to World Financial Capital Credit Company, LLC which in turn sells them to World Financial Capital Credit Card Master Note Trust (the "WFC Trust").

Seller's interest and credit card receivables consist of credit card receivables held for investment, credit card receivables held for sale, if any, and seller's interest. All new originations of credit card receivables (except for the amount of new receivables related to existing securitized portfolios transferred to the WFN Trusts or the WFC Trust during the term of a securitization) are deemed to be held for investment at origination because management has the intent and ability to hold them for the foreseeable future. Management makes judgments about the Company's ability to fund these credit card receivables through means other than securitization, such as certificates of deposit and other borrowings. In determining what constitutes the foreseeable future, management considers the short average life and homogenous nature of the Company's credit card receivables. In assessing whether these credit card receivables continue to be held for investment, management also considers capital levels and scheduled maturities of funding instruments used. Management believes that the assertion regarding its intent and ability to hold credit card receivables for the foreseeable future can be made with a high degree of certainty given the maturity distribution of the Company's certificates of deposit and other funding instruments, the historic ability to replace maturing certificates of deposits and other borrowings with new deposits or borrowings, and historic credit card payment activity. Due to the homogenous nature of credit card receivables, amounts are classified as held for investment on an individual client portfolio basis.

Credit card receivables held for sale are determined on an individual client portfolio basis. The Company carries these assets at the lower of aggregate cost or fair value.

Cash flows associated with credit card portfolios that are purchased with the intent to sell are included in cash flows from operating activities. Cash flows associated with credit card receivables originated for investment are classified as investing cash flows.

As part of its securitization agreements, the Company is required to retain an interest in the credit card receivables, which is referred to as seller's interest. Seller's interest is carried at an allocated carrying amount based on fair value. The Company determines the fair value of its seller's interest through discounted cash flow models. The estimated cash flows used include assumptions related to rates of payments and defaults, which reflect the Company's estimate of economic and other relevant conditions. The discount rate used is based on an interest rate curve that is observable in the market place plus an unobservable credit spread.

In its capacity as a servicer of the credit card receivables, the Company receives a servicing fee from the WFN Trusts and the WFC Trust. The Company believes that servicing fees received represent adequate compensation based on the amount currently demanded by the marketplace. Additionally, these fees are the same as would fairly compensate a substitute servicer should one be required and, thus, the Company records neither a servicing asset nor servicing liability.

Allowance for Doubtful Accounts—The Company specifically analyzes accounts receivable and historical bad debts, customer credit-worthiness, current economic trends, and changes in its customer payment terms and collection trends when evaluating the adequacy of its allowance for doubtful accounts. Any change in the assumptions used in analyzing a specific account receivable may result in an additional allowance for doubtful accounts being recognized in the period in which the change occurs.

Redemption Settlement Assets, Restricted—These securities relate to the redemption fund for the AIR MILES Reward Program and are subject to a security interest which is held in trust for the benefit of funding redemptions by collectors. These assets are restricted to funding rewards for the collectors by certain of the Company's sponsor contracts. In addition, during 2008, the Company acquired certain retained interests in the WFN Trusts. These securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive (loss) income. Debt securities that the Company does not have the positive intent and ability to hold to maturity are classified as securities available-for-sale.

Property and Equipment—Furniture, fixtures, computer equipment and software, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization, including capital leases, are computed on a straight-line basis, using estimated lives ranging from three to 15 years. Leasehold improvements are amortized over the remaining lives of the respective leases or the remaining useful lives of the improvements, whichever is shorter. Software development (costs to create new platforms for certain of the Company's information systems) and conversion costs (systems, programming and other related costs to allow conversion of new client accounts to the Company's processing systems) are capitalized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, "Intangibles – Goodwill and Other – Internal – Use Software," and are amortized on a straight-line basis over the length of the associated contract or benefit period, which generally ranges from three to five years. Long-lived assets are tested for impairment when events or conditions indicate that the carrying value of an asset may not be fully recoverable from future cash flows.

Due from securitizations—Due from securitizations includes spread deposits, interest-only strips, retained interest in securitization trusts and excess funding deposits. The Company uses a valuation model that calculates the present value of estimated future cash flows for each asset. The model incorporates the Company's own estimates of assumptions market participants use in determining fair value, including estimates of payment rates, defaults, net charge-offs, discount rates and contractual interest and fees. The interest-only strips, retained interest in securitization trusts and spread deposit accounts are recorded in due from securitizations at their estimated fair values. Changes in the fair value estimates of the interest-only strips and spread deposit accounts are recorded in securitization income and finance charges, net. The retained interest in securitization trusts are classified as available-for-sale, and changes in fair value are recorded through other comprehensive (loss) income.

Goodwill and Other Intangible Assets—Goodwill and indefinite lived intangible assets are not amortized, but are reviewed at least annually for impairment or more frequently if circumstances indicate that an impairment may have occurred, using the market comparable and discounted cash flow methods. Separable intangible assets that have finite useful lives are amortized over those useful lives.

The Company also defers costs related to the acquisition or licensing of data for the Company's proprietary databases which are used in providing data products and services to customers. These costs are amortized over the useful life of the data, which is from one to five years.

Revenue Recognition—The Company's policy follows the guidance from ASC 605, "Revenue Recognition," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The Company recognizes revenues when persuasive evidence of an arrangement exists, the services have been provided to the client, the sales price is fixed or determinable, and collectibility is reasonably assured.

Transaction—The Company earns transaction fees, which are principally based on the number of transactions processed or statements generated and are recognized as such services are performed. Included are reimbursements received for "out-of-pocket" expenses.

Database marketing fees and direct marketing services—For maintenance and service programs, revenue is recognized as services are provided. Revenue associated with a new database build is deferred until client acceptance. Upon acceptance, it is then recognized over the term of the related agreement as the services are provided. Revenues from the licensing of data are recognized upon delivery of the data to the customer in circumstances where no update or other obligations exist. Revenue from the licensing of data in which the Company is obligated to provide future updates is recognized on a straight-line basis over the license term.

AIR MILES Reward Program—The Company allocates the proceeds received from sponsors for the issuance of AIR MILES reward miles between the redemption element of the award ultimately provided to the collector (the "Redemption element") and the service element (the "Service element"). The Service element consists of direct marketing and support services provided to sponsors.

The fair value of the Redemption element of the AIR MILES reward miles issued is determined based on separate pricing offered by the Company as well as other objective evidence. The revenue related to the Redemption element is deferred until the collector redeems the AIR MILES reward miles or over the estimated life of an AIR MILES reward mile in the case of AIR MILES reward miles that the Company estimates will go unused by the collector base ("breakage"). The Company currently estimates breakage to be 28% of AIR MILES reward miles issued. There have been no changes to management's estimate of the life of a mile in the periods presented. The estimated breakage changed from one-third to 28% effective June 1, 2008. See Note 10, "Deferred Revenue," for additional information.

The revenue related to the Service element of the AIR MILES reward miles is initially deferred and amortized over the period of time beginning with the issuance of the AIR MILES reward miles and ending upon their expected redemption (the estimated life of an AIR MILES reward mile, or 42 months). Revenue associated with the Service element is recorded as part of transaction revenue.

Securitization income—Securitization income represents gains and losses on securitization of credit card receivables and interest income on seller's interest. The Company recognized $4.2 million and $12.0 million in gains, related to the securitization of new credit card receivable portfolios accounted for as sales during 2009 and 2008, respectively. No amounts were recognized during 2007. The Company records gains or losses on the securitization of credit card receivables on the date of sale based on cash received, the estimated fair value of assets sold and retained, and liabilities incurred in the sale. The anticipated excess cash flow essentially represents an interest-only strip, consisting of the excess of finance charges and certain other fees over the sum of the return paid to certificate holders and credit losses over the estimated outstanding period of the receivables. The amount initially allocated to the interest-only strip at the date of a securitization reflects the allocated original basis of the relative fair values of those interests. The amount recorded for the interest-only strip is reduced for distributions on the interest-only strip, which the Company receives from the related trust, and is adjusted for fair value gains or losses on the interest-only strip, which are recorded through earnings and mark to market adjustments to the fair value of the interest-only strip, which are reflected in other comprehensive income. Because there is not a highly liquid market for these assets, management estimates the fair value of the interest-only strip are primarily based upon discount, payment and default rates, which is the method the Company assumes that another market participant would use to value the interest-only strip.

In recording and accounting for the interest-only strip, management makes assumptions about rates of payments and defaults, which reflect economic and other relevant conditions that affect fair value. Due to subsequent changes in economic and other relevant conditions, the actual rates of payments and defaults will generally differ from initial estimates, and these differences could sometimes be material. If actual payment and default rates are higher than previously assumed, the value of the interest-only strip could be other than temporarily impaired at which time the decline in the fair value would be recorded in earnings.

The Company recognizes the implicit forward contract to sell new receivables to the WFN Trusts and the WFC Trust during a revolving period at its fair value at the time of sale. The implicit forward contract is entered into at the market rate and thus, its initial measure is zero at inception. In addition, the Company does not mark the forward contract to fair value in accounting periods following the securitization as management has concluded that the fair value of the implicit forward contract in subsequent periods is not material.

Finance charges, net—Finance charges, net of credit losses, represents revenue earned on customer accounts serviced by the Company, and is recognized in the period in which it is earned.

Securitization sales—The Company's securitization of its credit card receivables involves the sale to a trust and is accomplished primarily through the public and private issuance of asset-backed securities by the qualified special purpose entities. The Company removes credit card receivables from its Consolidated Balance Sheets for those asset securitizations that qualify as sales in accordance with ASC 860, "Transfers and Servicing." The Company has determined that the WFN Trusts and the WFC Trust are qualifying special purpose entities as defined by ASC 860 and that all current securitizations qualify as sales.

Taxes assessed on revenue-producing transactions described above are presented on a net basis, and are excluded from revenues.

Earnings Per Share—Basic earnings per share is based only on the weighted average number of common shares outstanding, excluding any dilutive effects of options or other dilutive securities. Diluted earnings per share are based on the weighted average number of common and potentially dilutive common shares (dilutive stock options, unvested restricted stock and other dilutive securities outstanding during the year).

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years Ended December 31,		
	2009	2008	2007
	(In thousands, except per share amounts)		
Numerator			
Income from continuing operations	$176,719	$232,552	$214,441
Loss from discontinued operations	(32,985)	(26,150)	(50,380)
Net income	$143,734	$206,402	$164,061
Denominator			
Weighted average shares, basic	55,765	71,502	78,403
Weighted average effect of dilutive securities:			
Shares from assumed conversion of convertible senior notes	612	—	—
Net effect of dilutive stock options and unvested restricted stock	1,329	2,138	2,408
Denominator for diluted calculation	57,706	73,640	80,811
Basic (per share):			
Income from continuing operations	$ 3.17	$ 3.25	$ 2.74
Loss from discontinued operations	$ (0.59)	$ (0.37)	$ (0.65)
Net income	$ 2.58	$ 2.88	$ 2.09
Diluted (per share):			
Income from continuing operations	$ 3.06	$ 3.16	$ 2.65
Loss from discontinued operations	$ (0.57)	$ (0.36)	$ (0.62)
Net income	$ 2.49	$ 2.80	$ 2.03

The Company calculates the effect of its convertible senior notes, consisting of $805.0 million aggregate principal amount of convertible senior notes due 2013 (the "Convertible Senior Notes due 2013") and $345.0 million aggregate principal amount of convertible senior notes due 2014 (the "Convertible Senior Notes due 2014"), which can be settled in cash or shares of common stock, on diluted net income per share as if they will be settled in cash as the Company has the intent to settle the convertible senior notes for cash. As a result, the Company uses the treasury stock method to calculate the dilutive effect of the convertible senior notes.

During the second quarter of 2009, the Company entered into prepaid forward contracts to purchase 1,857,400 shares of its common stock for $74.9 million that are to be delivered over a settlement period in 2014. The number of shares to be delivered under the prepaid forward contracts is used to reduce weighted-average basic and diluted shares outstanding.

At December 31, 2009 and 2008, the Company excluded 17.5 million warrants and 10.3 million warrants, respectively, from the calculation of earnings per share as the effect was anti-dilutive.

Currency Translation—The assets and liabilities of the Company's subsidiaries outside the U.S., primarily Canada, are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from currency transactions are recognized currently in income and those resulting from translation of financial statements are included in accumulated other comprehensive (loss) income. The Company recognized $(8.8) million, $9.8 million and $(2.3) million in foreign currency transaction gains (losses) during 2009, 2008 and 2007, respectively.

Leases—Rent expense on operating leases is recorded on a straight-line basis over the term of the lease agreement.

Advertising Costs—The Company participates in various advertising and marketing programs. The cost of advertising and marketing programs is expensed in the period incurred. The Company has recognized advertising expenses of $92.0 million, $95.4 million, and $82.6 million for the years ended 2009, 2008 and 2007, respectively. Additionally, $0.7 million, $0.4 million, and $0.9 million in advertising costs were incurred by the Company's program for web and catalog retailer VENUE, the merchant services and utility services businesses in 2009, 2008 and 2007, respectively. Those amounts have been included in loss from discontinued operations.

Stock Compensation Expense—The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation – Stock Compensation." Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period.

Management Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards—In June 2009, the FASB issued guidance codified in ASC 860, "Transfers and Servicing," related to accounting for transfers of financial assets and ASC 810, "Consolidation," related to the consolidation of variable interest entities. ASC 860 removes the concept of a qualifying special purpose entity ("QSPE") and eliminates the consolidation exception currently available for QSPEs. It is effective for financial asset transfers on or after the beginning of the first annual reporting period beginning on or after November 15, 2009 and early adoption is prohibited. ASC 810 requires an initial evaluation as well as an ongoing assessment of the Company's involvement with the operations of the WFN Trusts and the WFC Trust and its rights or obligations to receive benefits or absorb losses of these securitization trusts that could be potentially significant in order to determine whether those entities will be required to be consolidated on the balance sheet of WFNNB, WFCB or their affiliates, including the Company.

The assessment of the WFN Trusts and the WFC Trust under ASC 860 and ASC 810 will result in the consolidation of the securitization trusts on the balance sheet of WFNNB, WFCB or their affiliates, including the

Company, beginning January 1, 2010. Based on the carrying amounts of the trust assets and liabilities as prescribed by ASC 810, the Company expects to record a $3.4 billion increase in assets, including $0.5 billion to loan loss reserves, an increase in liabilities of $3.7 billion and a $0.4 billion decrease in stockholders' equity.

After adoption, the Company's results of operations will no longer reflect securitization income, but will instead report interest income, and certain other income associated with all securitized credit card receivables. Net-charge offs associated with credit card receivables will be reflected in the Company's cost of operations. Interest expense associated with debt issued from the trusts to third-party investors will be reported in interest expense. Additionally, after adoption, the Company will no longer record initial gains on new securitization activity since securitized credit card receivables will no longer receive sale accounting treatment. Further, the Company will not record any gains or losses on the revaluation of the interest-only strip receivable as that asset is not recognizable in a transaction accounted for as a secured borrowing. Because the Company's securitization transactions will be accounted for under the new accounting rules as secured borrowings rather than asset sales, the cash flows from these transactions will be presented as cash flows from financing activities rather than cash flows from operating or investing activities.

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, "Multiple-Deliverable Revenue Arrangements," which supersedes certain guidance in ASC 605-25, "Revenue Recognition—Multiple-Element Arrangements" and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative-selling-price method). ASU 2009-13 eliminates the use of the residual method of allocation in which the undelivered element is measured at its estimated selling price and the delivered element is measured as the residual of the arrangement consideration, and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables subject to ASU 2009-13. ASU 2009-13 will be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. If the Company elects early adoption and the adoption is during an interim period, the Company will be required to apply this ASU retrospectively from the beginning of the Company's fiscal year. The Company can also elect to apply this ASU retrospectively for all periods presented. The Company is currently evaluating the impact that the adoption of ASU 2009-13 will have on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures," which amends ASC 820, "Fair Value Measurements and Disclosures" to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements related to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 will be effective for interim and annual periods beginning after December 15, 2009 except for the requirement to provide the Level 3 disclosures about purchases, sales, issuances and settlements, which will be effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 will only impact disclosures and would not have a material impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events," to remove the requirement for an entity that files or furnished financial statements with the SEC to disclose a date through which subsequent events have been evaluated in both originally issued and restated financial statements. Restated financial statements include financial statements revised as a result of correction of an error or retrospective application of U.S. GAAP. The ASU removes potential conflicts with the SEC's literature. The Company adopted ASU 2010-09 in February 2010.

3. BUSINESS ACQUISITIONS

2009 Acquisitions:

On October 30, 2009, the Company assumed the operations of the Charming Shoppes credit card program, including the service center operations associated with Charming Shoppes' branded card programs, portfolio and securitization master trust. The transaction consisted of purchasing existing accounts and the rights to new accounts along with certain other assets that are required to support the securitization program including retained certificates and interests, cash collateral accounts and an interest-only strip, totaling a combined $158.9 million. The Company obtained control of the assets and assumed the liabilities on October 30, 2009, the acquisition date. The results of operations for this acquisition have been included since the date of acquisition and are reflected in the Private Label Services and Private Label Credit segments.

The Company engaged a third party specialist to assist it in the measurement of the fair value of the assets acquired. The fair value of the assets acquired exceeded the cost of the acquisition. Consequently, the Company reassessed the recognition and measurement of the identifiable assets acquired and liabilities assumed and concluded that the valuation procedures and resulting measures were appropriate. The excess value of the net assets acquired over the purchase price has been recorded as a bargain purchase gain, which is included in gain on acquisition of a business in the Company's consolidated statements of income. The following table summarizes the fair values of the assets acquired and liabilities assumed in the Charming Shoppes' acquisition as of the date of purchase.

	As of October 30, 2009
	(In thousands)
Current assets	$ 24,910
Property, plant and equipment	491
Due from securitization	108,554
Identifiable intangible assets	67,200
Total assets acquired	201,155
Current liabilities	8,500
Deferred tax liability	12,527
Total liabilities assumed	21,027
Net assets acquired	$180,128
Total consideration paid	158,901
Gain on business combination	$ 21,227

2007 Acquisitions:

On February 1, 2007, the Company completed the acquisition of Abacus, a division of DoubleClick Inc. Abacus is a leading provider of data, data management and analytical services for the retail and catalog industry, as well as other sectors. The Abacus acquisition complements, expands and strengthens the Company's core database marketing offerings and provides additional scale to its data services, strategic database services and analytics offerings.

The acquisition of Abacus included specified assets of DoubleClick's data division ("Purchased Assets") and all of the outstanding equity interests of four DoubleClick entities. The consideration consisted of approximately $435.0 million plus other incremental costs as defined in the agreement for a total of approximately $439.3 million.

The results of operations for Abacus have been included since the date of acquisition and were reflected in the Epsilon Marketing Services segment. The goodwill resulting from the acquisition of the Purchased Assets was deductible for tax purposes.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the Abacus acquisition as of the date of purchase.

	As of February 1, 2007
	(In thousands)
Current assets	$ 22,863
Property, plant and equipment	13,844
Capitalized software	19,200
Identifiable intangible assets	169,760
Goodwill	222,935
Total assets acquired	448,602
Current liabilities	9,325
Total liabilities assumed	9,325
Net assets acquired	$439,277

The following unaudited pro forma results of operations of the Company are presented as if the Abacus acquisition was completed as of the beginning of the year ended December 31, 2007. The following unaudited pro forma financial information is not necessarily indicative of the actual results of operations that the Company would have experienced assuming the acquisition had been completed as of January 1, 2007.

	Year ended December 31, 2007
	(In thousands)
Revenues	$1,970,807
Net income	167,354
Basic net income per share	2.07
Diluted net income per share	2.01

4. DISCONTINUED OPERATIONS AND OTHER DISPOSITIONS

In March 2008, the Company determined that its merchant and utility services businesses were not aligned with the Company's long-term strategy and committed to a plan of disposition and began exploring the potential sale of these businesses. The sales of these businesses were completed in February 2009. In November 2009, the Company terminated the operation of its credit program for web and catalog retailer VENUE. These have been reported as discontinued operations in this Annual Report on Form 10-K. The results of operations for all periods presented have been reclassified to reflect these businesses as discontinued operations.

Merchant Services

In May 2008, the Company entered into an agreement with Heartland Payment Systems, Inc. ("Heartland") to sell the merchant services business for approximately $77.5 million, of which $1.5 million was held in escrow.

The sale was completed on May 30, 2008, and the Company received net proceeds of approximately $90.3 million, which included approximately $14.3 million for the payment of net working capital. In connection with the sale, the Company recognized a pre-tax gain of approximately $29.0 million, which was included in loss from discontinued operations and reflected in the Corporate/Other segment. In connection with the sale, the Company entered into an interim transition services agreement with Heartland for a period of nine months to provide card processing and certain other services to Heartland's merchants, including receipt of funds from card associations and settlement through the Company's private label credit card banking subsidiary, WFNNB.

Utility Services

In July 2008, the Company entered into a definitive agreement with VTX Holdings Limited, and its subsidiaries Vertex U.S. Holdings II Inc. and Vertex Canada Holdings II Limited to sell the majority of the utility services business (excluding certain retained assets and liabilities). The sale was completed on July 25, 2008, and the Company received net proceeds of approximately $47.7 million. As a result of the sale, the Company recorded a pre-tax loss of approximately $20.7 million during 2008, which was included in loss from discontinued operations and is reflected in the Corporate/Other segment. Additionally, in March 2008, the Company recorded a $15.0 million impairment charge of goodwill based on the estimated enterprise value of the utility services business.

The Company retained a portion of the utility services business and recorded an impairment charge related to this group of assets of $4.0 million in June 2008. Prior to this, in the third quarter of 2007, the Company determined that certain long-lived assets, including internally developed software, certain customer relationship assets, and other assets, had been impaired. The Company recognized approximately $40.0 million as a non-cash asset write-down, with the impairment charge included in loss from discontinued operations.

The Company completed the sale of the remainder of its utilities services business in February 2009 and recorded a $19.9 million pre-tax loss for the year ended December 31, 2009.

In addition, the Company entered into transition services and co-location agreements to provide such former utility client with certain services or access to certain facilities for varying terms through the fourth quarter of 2010. Subsequently, the Company entered into agreements to outsource the majority of its corporate information technology services to Fujitsu America, Inc. commencing with the third quarter of 2009. Pursuant to those agreements, responsibility for these transition services and co-location agreements will be transferred to Fujitsu America, Inc.

VENUE

The Company recorded a $17.5 million after-tax loss in 2009 related to the termination of its program for web and catalog retailer VENUE, which is reflected in both the Private Label Services and Private Label Credit segments. This termination has been treated as a discontinued operation under ASC 205-20. VENUE offered high ticket luxury goods sold exclusively through the web and catalogs, with financing (provided by the Company starting in late 2008) that allowed for an interest-free period and installment payments thereafter. The Company believes that negative account selection combined with the recessionary environment were the primary causes of the venture's insolvency. VENUE was the Company's only client in this niche retail vertical, and the Company has no plans to participate in any future ventures in that segment.

Summarized Financial Information

The underlying assets and liabilities of the discontinued operations for the periods presented are as follows:

	December 31, 2009	December 31, 2008
	(In thousands)	
Assets:		
Trade receivables, net	$ —	$31,855
Seller's interest and credit card receivables, net	34,623	26,633
Other assets	—	1,356
Property and equipment, net	—	683
Assets of discontinued operations	$34,623	$60,527
Liabilities:		
Accounts payable	$ —	$ 1,160
Accrued expenses	—	18,738
Other current liabilities	—	3,048
Other liabilities	—	2,044
Liabilities of discontinued operations	$ —	$24,990

The following table summarizes the operating results of the discontinued operations.

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Revenue	$(10,212)	$173,754	$329,031
Loss before provision for income taxes	(52,131)	(40,152)	(77,092)
Benefit from income taxes	19,146	14,002	26,712
Loss from discontinued operations	$(32,985)	$ (26,150)	$ (50,380)

2007 Dispositions:

On November 7, 2007, the Company sold ADS MB Corporation, which operated its mail services business which was included in the Corporate / Other segment. The Company received total proceeds of $12.3 million and recognized a pre-tax loss of approximately $16.0 million. Because this operation was immaterial, it was not included in discontinued operations.

5. REDEMPTION SETTLEMENT ASSETS

Redemption settlement assets consist of cash and cash equivalents and securities available-for-sale and are designated for settling redemptions by collectors of the AIR MILES Reward Program in Canada under certain contractual relationships with sponsors of the AIR MILES Reward Program. These assets are primarily denominated in Canadian dollars. Realized gains and losses from the sale of investment securities were not material. The principal components of redemption settlement assets, which are carried at fair value, are as follows:

	December 31, 2009				December 31, 2008			
		Unrealized				Unrealized		
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value
	(In thousands)							
Cash and cash equivalents	$ 71,641	$ —	$ —	$ 71,641	$125,906	$ —	$ —	$125,906
Government bonds	41,026	1,205	—	42,231	40,246	511	—	40,757
Corporate bonds[(1)]	453,447	8,473	(1,788)	460,132	371,954	1,562	(8,585)	364,931
Total	$566,114	$9,678	$(1,788)	$574,004	$538,106	$2,073	$(8,585)	$531,594

(1) Included in corporate bonds in 2009 and 2008 is an investment in retained interests in the WFN Trusts with a fair value of $73.9 million and $28.6 million, respectively. After the adoption of ASC 860, "Transfers and Servicing," these amounts will be eliminated with the consolidation of the WFN Trusts.

The following tables show the gross unrealized losses and fair value for those investments that were in an unrealized loss position as of December 31, 2009 and 2008, aggregated by investment category and the length of time that individual securities have been in a continuous loss position:

	December 31, 2009					
	Less than 12 months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Government bonds	$ —	$ —	$ —	$ —	$ —	$ —
Corporate bonds	98,448	(1,646)	7,705	(142)	106,153	(1,788)
Total	$ 98,448	$(1,646)	$ 7,705	$(142)	$106,153	$(1,788)

	December 31, 2008					
	Less than 12 months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Government bonds	$ —	$ —	$ —	$ —	$ —	$ —
Corporate bonds	176,845	(8,170)	26,704	(415)	203,549	(8,585)
Total	$176,845	$(8,170)	$26,704	$(415)	$203,549	$(8,585)

Market values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the security's issuer, and the

Company's intent to sell the security and whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. The Company typically invests in highly-rated securities with low probabilities of default and has the ability to hold the investments until maturity. As of December 31, 2009, the Company does not consider the investments to be other-than-temporarily impaired.

The net carrying value and estimated fair value of the securities at December 31, 2009 by contractual maturity are as follows:

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$202,023	$203,451
Due after one year through five years	310,171	314,822
Due after five years through ten years	53,920	55,731
Due after ten years	—	—
Total	$566,114	$574,004

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2009	2008
	(In thousands)	
Software development and conversion costs	$ 128,305	$ 113,310
Computer equipment and purchased software	107,861	101,897
Furniture and fixtures	54,375	50,266
Leasehold improvements	65,118	57,248
Capital leases	67,336	79,913
Construction in progress	16,665	5,776
Total	439,660	408,410
Accumulated depreciation	(274,648)	(240,202)
Property and equipment, net	$ 165,012	$ 168,208

Depreciation expense totaled $41.9 million, $58.2 million, and $51.7 million for the years ended December 31, 2009, 2008 and 2007, respectively, and includes amortization of capital leases. Amortization associated with capitalized software development and conversion costs totaled $23.4 million, $14.5 million, and $13.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

7. SECURITIZATION OF CREDIT CARD RECEIVABLES

The Company regularly securitizes its credit card receivables to the WFN Trusts and the WFC Trust. During the initial phase of a securitization reinvestment period, the Company generally retains principal collections in exchange for the transfer of additional credit card receivables into the securitized pool of assets. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a maximum specified amount each month) is either distributed to the investors or held in an account until it accumulates to the total amount due, at which time it is paid to the investors in a lump sum. The Company's outstanding securitizations are scheduled to begin their amortization or accumulation periods at various times between 2010 and 2013.

The following table shows the maturities of borrowing commitments as of December 31, 2009 for the WFN Trusts and the WFC Trust by year:

	2010	2011	2012	2013	2014 & Thereafter	Total
			(In millions)			
Public notes	$ 265.4	$1,158.9	$730.4	$899.7	$—	$3,054.4
Private conduits[1]	2,549.6	—	—	—	—	2,549.6
Total	$2,815.0	$1,158.9	$730.4	$899.7	$—	$5,604.0

(1) Amount represents borrowing capacity, not outstanding borrowings.

In March 2009, the Company renewed its 2009-VFC1 conduit facility, increasing its capacity from $550.0 million to $666.7 million and extended the maturity of its 2008-VFN conduit facility, increasing its capacity from $600.0 million to $664.6 million. As part of these two transactions, the Company increased its retained interests in subordinated notes by $181.3 million.

In April 2009, World Financial Network Credit Card Master Note Trust issued $708.9 million of term asset-backed securities to investors, including those participating in the U.S. government's Term Asset-Backed Securities Loan Facility, or TALF, program. The offering consisted of $560.0 million of Class A Series 2009-A asset-backed notes that have a fixed interest rate of 4.6% per year, $26.6 million of Class M Series 2009-A asset-backed notes that have a fixed interest rate of 6.0% per year, $33.7 million of Class B Series 2009-A asset-backed notes that have a fixed interest rate of 7.5% per year and $88.6 million of Class C Series 2009-A asset-backed notes that have a fixed interest rate of 9.0% per year. These notes will mature in November 2011. As part of this transaction, the Company retained all of the $148.9 million of subordinated classes of notes. Proceeds of this issuance were used to retire the 2008-VFN conduit facility, including the retained subordinated notes held by the Company.

In August 2009, World Financial Network Credit Card Master Note Trust issued $949.3 million of term asset-backed securities to investors, including those participating in the U.S. government's TALF program. The offering consisted of $500.0 million of Series 2009-B asset-backed notes (the "Series B Notes"), $139.2 million of Series 2009-C asset-backed notes (the "Series C Notes"), and $310.1 million of Series 2009-D asset-backed notes (the "Series D Notes"). The Series B Notes will mature in July 2012 and are comprised of $395.0 million of Class A notes that have a fixed interest rate of 3.8% per year and $18.7 million of Class M, $23.8 million of Class B, and $62.5 million of Class C zero-coupon bonds which were retained by the Company. The Series C Notes will mature in July 2010 and are comprised of $110.0 million of Class A notes that have a fixed interest rate of 2.4% per year and $5.2 million of Class M, $6.6 million of Class B, and $17.4 million of Class C zero-coupon bonds which were retained by the Company. The Series D Notes will mature in July 2013 and are comprised of $245.0 million of Class A notes that have a fixed interest rate of 4.7% per year and $11.6 million of Class M, $14.7 million of Class B, and $38.8 million of Class C zero-coupon bonds which were retained by the Company.

In September 2009, the Company renewed World Financial Network Credit Card Master Note Trust's 2009-VFN conduit facility, increasing its capacity from $1.3 billion to $1.5 billion and extending its maturity to September 2010. As part of this transaction, the Company increased its retained interests in subordinated notes by $31.1 million, from $12.0 million to $43.1 million.

In September 2009, the Company renewed World Financial Capital Master Note Trust's 2009-VFN conduit facility, increasing its capacity from $167.1 million to $200.0 million and extending its maturity to

September 2010. As part of this transaction, the Company increased its retained interests in subordinated notes by $20.3 million, from $12.7 million to $33.0 million.

In October 2009, World Financial Network Credit Card Master Note Trust II issued a 2009-VFC conduit facility, with commitments totaling $227.3 million maturing October 2010. As part of this transaction, the Company's retained interests were $30.9 million.

In September 2008, World Financial Network Credit Card Master Note Trust issued $57.0 million of Class A Series 2008-A asset backed notes that have an interest rate not to exceed one-month LIBOR plus 3.00% per year, $2.7 million of Class M Series 2008-A asset backed notes that have an interest rate not to exceed one-month LIBOR plus 5.00% per year, $3.4 million of Class B Series 2008-A asset backed notes that have an interest rate not to exceed one-month LIBOR plus 7.50% per year and $9.0 million of Class C Series 2008-A asset backed notes that have a fixed interest rate of 11.50% per year. These notes will mature in August 2010. In connection with the transaction, World Financial Network Credit Card Master Note Trust also entered into interest rate swaps that effectively fix the interest rate on the notes starting at 3.275% over the two-year term of the interest rate swaps.

In September 2008, World Financial Network Credit Card Master Note Trust issued $120.8 million of Class A Series 2008-B asset backed notes that have a fixed interest rate of 5.55% per year, $5.7 million of Class M Series 2008-B asset backed notes that have a fixed interest rate of 7.80% per year, $7.3 million of Class B Series 2008-B asset backed notes that have a fixed rate of 10.00% per year and $19.1 million of Class C Series 2008-B asset backed notes that have a fixed interest rate of 10.50% per year. These notes matured in December 2009.

Retained Interests in Securitized Assets and Fair Value Measurement

The Company retains an interest in its securitization programs through seller's interest, retained interest in securitization trust, and interest-only strips. Seller's interest and credit card receivables, less allowance for doubtful accounts consists of:

	December 31,	
	2009	2008
	(In thousands)	
Seller's interest	$297,108	$182,428
Credit card receivables	646,355	444,838
Other receivables	24,827	23,798
Allowance	(54,884)	(38,124)
	$913,406	$612,940

The following table summarizes the carrying values of the Company's subordinated retained interest reported in due from securitizations:

	December 31,	
	2009	2008
	(In thousands)	
Spread deposits	$206,678	$175,384
Interest-only strips	207,417	169,241
Retained interest in securitization trust	568,153	259,612
Excess funding deposits	10,275	97,110
	$992,523	$701,347

The Company is required to maintain minimum interests ranging from 4% to 10% of the securitized credit card receivables. This requirement is met through seller's interest and is supplemented through the excess funding deposits. Excess funding deposits represent cash amounts deposited with the trustee of the securitizations. Residual interest in securitization represents a subordinated interest in the cash flows of the WFN Trusts and the WFC Trust.

Seller's interest is recorded at the allocated carrying amount based on relative fair value. Changes in the fair values of the Company's seller's interest are recorded through securitization income and finance charges, net, in the consolidated statements of income. The spread deposits and interest-only strips are recorded at their fair value. Fair value is determined by computing the present value of the estimated cash flows, using the dates that such cash flows are expected to be released to the Company, at a discount rate considered to be commensurate with the risks associated with the cash flows. The amounts and timing of the cash flows are estimated after considering various economic factors including payment rates, delinquency, default and loss assumptions. Interest-only strips, seller's interest and other interests retained are periodically evaluated for impairment based on the fair value of those assets.

The fair values of interest-only strips and other interests retained, including retained interest in securitization trust, are based on a review of actual cash flows and on other factors affecting the amounts and timing of the cash flows from each of the underlying credit card receivable pools. Based on this analysis, assumptions are validated or revised as deemed necessary, the amounts and the timing of anticipated cash flows are estimated, and fair values are determined. The Company has one collateral type, credit card receivables, which are comprised of both private label and co-brand retail credit card receivables.

Retained interest in securitization trust, included in due from securitizations, represents the Company's investment in subordinated notes sold by the WFN Trusts and the WFC Trust. These investments are classified as available-for-sale, and changes in fair value are recorded through other comprehensive (loss) income. The Company has not realized any gains or losses associated with the retained interests held.

As of December 31, 2009, the Company had a cost basis in its retained interest of $662.9 million with an unrealized loss of $95.6 million, all of which has been unrealized for less than twelve months. As of December 31, 2008, the Company had a cost basis in its retained interest of $308.7 million with an unrealized loss of $49.8 million, all of which had been unrealized for less than twelve months.

As of December 31, 2009, the Company does not consider the investments to be other-than-temporarily impaired. Upon adoption of ASC 860, "Transfers and Servicing," these retained interests will be eliminated with the consolidation of the WFN Trusts and the WFC Trust.

At December 31, 2009, key economic assumptions and the sensitivity of the current fair value of residual cash flows to an immediate 10% and 20% adverse change in the assumptions are as follows:

	Assumptions	Impact on Fair Value of 10% Change	Impact on Fair Value of 20% Change
		(In thousands)	
Fair value of interest-only strips	$207,417	—	—
Weighted average life	8.13 – 12 months	$(16,246)	$ (31,549)
Discount rate	14.6% – 18.0%	(921)	(1,826)
Expected yield, net of dilution	23.7% – 40.4%	(50,775)	(100,534)
Base rate[1]	0.2% – 1.4%	(123)	(410)
Net charge-off rate	8.6% – 10.8%	(16,537)	(33,002)

(1) Base rate assumptions do not factor any changes in spreads with respect to future refinancings.

At December 31, 2009, key economic assumptions and the sensitivity of the current fair value of the Company's seller's interest and retained interest of the subordinated notes to an immediate 10% and 20% adverse change in the assumptions are as follows:

	Assumptions	Impact on Fair Value of 10% Change	Impact on Fair Value of 20% Change
		(In thousands)	
Fair value of seller's interest	$297,108	—	—
Weighted average life	10.5 – 11.5 months	$(1,423)	$ (2,850)
Discount rate	2.0%	(624)	(1,247)
Expected yield, net of dilution	25.4% – 26.0%	(3,388)	(6,777)
Net charge-off rate	8.6% – 11.4%	(1,137)	(2,274)
Fair value of subordinated notes—retained[1]	$640,233	—	—
Discount rate	5.3% – 35.1%	(9,811)	(19,402)

(1) Includes those investments held by Loyalty Services and included in redemption settlement assets. See Note 5, "Redemption Settlement Assets."

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in an assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Spread deposits, carried at estimated fair value, represent deposits that are held by a trustee or agent and are used to absorb shortfalls in the available net cash flows related to securitized credit card receivables if those available net cash flows are insufficient to satisfy certain obligations of the WFN Trusts and the WFC Trust. The fair value of spread deposits is based on the weighted average life of the underlying securities and the discount rate. The discount rate is based on a risk adjusted market rate. The amount required to be deposited is approximately 4.8% of the investor's interest in the WFN Trusts and the WFC Trust. Spread deposits are generally released proportionately as investors are repaid, although some spread deposits are released only when investors have been paid in full. None of these spread deposits were required to be used to cover losses on securitized credit card receivables in the three-year period ended December 31, 2009.

Portfolio Acquisitions

In October 2009, WFNNB, one of the Company's wholly-owned subsidiaries, acquired the existing private label credit card portfolio of Big M, Inc. and entered into a multi-year agreement to provide private label credit card services. The total purchase price was approximately $27.4 million. These assets are included in seller's interest and credit card receivables in the consolidated balance sheets.

In December 2008, WFCB, one of the Company's wholly-owned subsidiaries, acquired the existing private label credit card portfolio of HSN and entered into a multi-year agreement to provide both private label and co-brand credit card services. The total purchase price was approximately $141.7 million. These assets are included in seller's interest and credit card receivables in the consolidated balance sheets.

Portfolio Sales to the Securitization Trusts

In June 2009, the Company sold two portfolios of credit card receivables, which were acquired in 2008, to the securitization trusts. The Company sold a net principal balance of $60.5 million at par, retaining $7.3 million in a spread deposit account, which is included in due from securitizations in the consolidated balance sheets. The gain on the sale was approximately $4.2 million, which is included in securitization income and finance charges, net in the consolidated statements of income. The net proceeds from the sale of $53.2 million are included in net cash provided by operating activities in the consolidated statements of cash flows.

In June 2008, the Company sold a portfolio of credit card receivables which were held for investment to the securitization trusts. The Company sold a net principal balance of $100.7 million, retaining $8.8 million in a spread deposit account, which is included in due from securitizations in the consolidated balance sheets. The gain on sale was approximately $5.0 million which is included in securitization income and finance charges, net in the consolidated statements of income. The net proceeds of $91.9 million from the sale are included in net cash used in investing activities in the consolidated statements of cash flows.

In September 2008, the Company sold a portfolio of credit card receivables to the securitization trusts. The Company sold a net principal balance of $130.4 million, retaining $14.0 million in a cash collateral account along with an interest in Class C bonds of $13.4 million, both of which are included in due from securitizations in the consolidated balance sheets. The gain on sale was approximately $7.0 million, which is included in securitization income and finance charges, net in the consolidated statements of income. The proceeds of $103.0 million from the sale are included in net cash provided by operating activities in the consolidated statements of cash flows.

Other Disclosures

The table below summarizes certain cash flows received from and paid to securitization trusts:

	Years Ended December 31,		
	2009	2008	2007
		(In millions)	
Proceeds from collections reinvested in previous credit card securitizations	$4,748.1	$6,619.7	$7,070.3
Proceeds from new securitizations	2,844.4	955.4	600.0
Proceeds from collections in revolving period transfers	6,290.6	6,211.1	6,552.4
Purchases of previously transferred financial assets	—	—	218.8
Servicing fees received	72.4	67.6	68.5
Cash flows received on the interest that continue to be held by the transferor			
Cash flows received on interest-only strip	418.7	485.1	516.0
Cash flows received on subordinated notes retained	29.4	9.4	3.7
Cash flows received on seller's interest	60.0	29.2	29.3

The tables below present quantitative information about the components of total credit card receivables managed, delinquencies and net charge-offs:

	December 31, 2009	December 31, 2008
	(In millions)	
Total credit card receivables managed	$5,347.3	$4,502.2
Less credit card receivables securitized	4,700.9	4,057.4
Credit card receivables	$ 646.4	$ 444.8
Principal amount of managed credit card receivables 90 days or more past due	$ 161.6	$ 127.1

	Years Ended December 31, 2009	2008	2007
		(In thousands)	
Net managed charge-offs	$404,382	$286,987	$227,393

The tables below present quantitative information about the components of total securitized credit card receivables, delinquencies and net charge-offs:

	December 31, 2009	December 31, 2008
	(In millions)	
Total credit card receivables securitized	$4,700.9	$4,057.4
Principal amount of securitized credit card receivables 90 days or more past due	$ 148.2	$ 111.7

	Years Ended December 31, 2009	2008	2007
		(In thousands)	
Net securitized charge-offs	$367,723	$243,852	$197,404

The practice of re-aging an account may affect credit card loan delinquencies and charge-offs. A re-age is intended to assist delinquent card members who have experienced financial difficulties but who demonstrate both an ability and willingness to repay the amounts due. Accounts meeting specific defined criteria are re-aged when the cardholder makes one or more consecutive payments aggregating a certain pre-defined amount of their account balance. With re-aging, the outstanding balance of a delinquent account is returned to a current status. For the twelve months ended December 31, 2009, 2008 and 2007, the Company's re-aged accounts represented 1.8%, 1.9%, and 0.8%, respectively, of total credit card receivables for each period and thus do not have a significant impact on the Company's delinquencies or net charge-offs. The Company's re-aging practices comply with regulatory guidelines.

8. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

Intangible assets consist of the following:

	December 31, 2009			
	Gross Assets	Accumulated Amortization	Net	Amortization Life and Method
		(In thousands)		
Finite Lived Assets				
Customer contracts and lists	$186,428	$(121,540)	$ 64,888	5-10 years—straight line
Premium on purchased credit card portfolios	155,227	(46,936)	108,291	3-10 years—straight line, accelerated
Collector database	66,541	(56,316)	10,225	30 years—15% declining balance
Customer database	160,564	(57,043)	103,521	4 -10 years—straight line
Noncompete agreements	2,522	(1,986)	536	3-5 years—straight line
Tradenames	11,658	(3,674)	7,984	4 -10 years—straight line
Purchased data lists	17,178	(8,376)	8,802	1-5 years—straight line, accelerated
	$600,118	$(295,871)	$304,247	
Indefinite Lived Assets				
Tradenames	12,350	—	12,350	Indefinite life
Total intangible assets	$612,468	$(295,871)	$316,597	

	December 31, 2008			
	Gross Assets	Accumulated Amortization	Net	Amortization Life and Method
		(In thousands)		
Finite Lived Assets				
Customer contracts and lists	$186,428	$ (96,435)	$ 89,993	5-10 years—straight line
Premium on purchased credit card portfolios	84,344	(35,925)	48,419	3-10 years—straight line, accelerated
Collector database	57,528	(47,096)	10,432	30 years—15% declining balance
Customer databases	160,103	(41,194)	118,909	4-10 years—straight line
Noncompete agreements	2,425	(1,554)	871	3-5 years—straight line
Favorable lease	1,000	(886)	114	4 years—straight line
Tradenames	11,542	(2,361)	9,181	4 -10 years—straight line
Purchased data lists	12,994	(5,487)	7,507	1-5 years— straight line, accelerated
	$516,364	$(230,938)	$285,426	
Indefinite Lived Assets				
Tradenames	12,350	—	12,350	Indefinite life
Total intangible assets	$528,714	$(230,938)	$297,776	

In the 2009 acquisition of the Charming Shoppes' portfolio, the Company acquired $67.2 million of intangible assets. The assets included in premium on purchased credit card portfolios are comprised of a marketing relationship of $48.0 million and a customer relationship of $19.2 million, which are being amortized over a weighted average life of 10 years and 5.1 years, respectively.

Amortization expense related to the intangible assets was approximately $60.1 million, $63.1 million, and $61.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The estimated amortization expense related to intangible assets for the next five years is as follows:

	For Years Ending December 31,
	(In thousands)
2010	$67,138
2011	54,928
2012	49,037
2013	43,046
2014	35,856
2015 & thereafter	54,242

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008, respectively, are as follows:

	Loyalty Services	Epsilon Marketing Services	Private Label Services	Private Label Credit	Corporate/ Other	Total
			(In thousands)			
December 31, 2007	$248,996	$675,045	$261,732	$—	$—	$1,185,773
Goodwill acquired during year	1,091	—	—	—	—	1,091
Effects of foreign currency translation	(46,198)	(7,756)	—	—	—	(53,954)
Other, primarily final purchase price adjustments	618	262	—	—	—	880
December 31, 2008	204,507	667,551	261,732	—	—	1,133,790
Effects of foreign currency translation	30,233	2,379	—	—	—	32,612
Other, primarily final purchase price adjustments	(127)	—	—	—	—	(127)
December 31, 2009	$234,613	$669,930	$261,732	$—	$—	$1,166,275

The Company completed annual impairment tests for goodwill on July 31, 2009, 2008 and 2007 and determined at each date that no impairment exists. No further testing of goodwill impairments will be performed until July 31, 2010, unless circumstances exist that indicate that an impairment may have occurred.

9. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Accrued payroll and benefits	$ 66,501	$ 81,126
Accrued taxes	2,656	6,741
Accrued other liabilities	58,855	55,789
Accrued expenses	$128,012	$143,656

10. DEFERRED REVENUE

Because management has determined that the earnings process is not complete at the time an AIR MILES reward mile is issued, the recognition of revenue on all fees received at issuance is deferred. The Company allocates the proceeds from the issuance of AIR MILES reward miles into two components as follows:

- *Redemption element.* The redemption element is the larger of the two components. For this component, revenue is recognized at the time an AIR MILES reward mile is redeemed, or for those AIR MILES reward miles that are estimated to go unredeemed by the collector base, known as "breakage," over the estimated life of an AIR MILES reward mile.
- *Service element.* For this component, which consists of marketing and administrative services provided to sponsors, revenue is recognized pro rata over the estimated life of an AIR MILES reward mile.

Under certain of the Company's contracts, a portion of the proceeds is paid to the Company upon the issuance of an AIR MILES reward mile and a portion is paid at the time of redemption and therefore, the Company does not have a redemption obligation related to these contracts. Revenue is recognized at the time of redemption and is not reflected in the reconciliation of the redemption obligation detailed below. Under such contracts, the proceeds received at issuance are initially deferred as service revenue and revenue is recognized pro rata over the estimated life of an AIR MILES reward mile.

In May 2008, the Loyalty Services segment secured a comprehensive long-term renewal and expansion agreement with Bank of Montreal ("BMO"), as a sponsor in its AIR MILES Reward Program, pursuant to which BMO transferred to the Company the responsibility of reserving for costs associated with the redemption of AIR MILES reward miles issued by BMO as a sponsor. Under the terms of the agreement, BMO paid the Company approximately $369.9 million for the assumption of that liability, all of which was placed in the Company's redemption settlement asset account to be utilized to cover the cost of redemptions of outstanding AIR MILES reward miles issued by BMO under the previous arrangement. Historically, due to the nature of their contractual arrangement, miles issued by BMO have been excluded from the Company's estimate of breakage as BMO had the responsibility of redemption, and therefore, no breakage estimate was required and prior to the second quarter 2008, the redemption liability was not included in the table below.

However, changing the nature of the agreement required the Company to include these miles in its analysis, which impacted the redemption rate and the Company's estimate of breakage. After evaluating the impact of this transaction, the Company changed its estimate of breakage from one-third to 28%. The change in estimate had no impact on the total redemption liability, but reduced the amount of deferred breakage within the redemption liability that is expected to be recognized over the expected life of the mile. The change in estimate did not have a material impact to the Company's consolidated financial statements for the year ended December 31, 2008.

A reconciliation of deferred revenue for the AIR MILES Reward Program is as follows:

	Deferred Revenue		
	Service	Redemption	Total
		(In thousands)	
December 31, 2007	$ 272,317	$ 556,031	$ 828,348
Cash proceeds	175,963	369,871	545,834
Cash proceeds from the assumption of the BMO liability	—	369,858	369,858
Revenue recognized	(139,744)	(404,132)	(543,876)
Other	—	(1,399)	(1,399)
Effects of foreign currency translation	(57,364)	(145,767)	(203,131)
December 31, 2008	251,172	744,462	995,634
Cash proceeds	159,181	452,837	612,018
Revenue recognized	(144,518)	(468,682)	(613,200)
Other	—	(3,889)	(3,889)
Effects of foreign currency translation	40,501	115,082	155,583
December 31, 2009	$ 306,336	$ 839,810	$1,146,146
Amounts recognized in the consolidated balance sheets:			
Current liabilities	$ 145,120	$ 839,810	$ 984,930
Non-current liabilities	$ 161,216	$ —	$ 161,216

11. DEBT

Debt consists of the following:

	December 31,	
	2009	2008
	(In thousands)	
Certificates of deposit	$1,465,000	$ 688,900
Credit facility	487,000	365,000
Senior notes	250,000	500,000
Term loan	161,000	—
Convertible senior notes due 2013	612,058	569,100
Convertible senior notes due 2014	238,869	—
Capital lease obligations and other debt	33,425	57,175
	3,247,352	2,180,175
Less: current portion	(824,463)	(709,449)
Long-term portion	$2,422,889	$1,470,726

Certificates of Deposit

Terms of the certificates of deposit range from one month to five years with annual interest rates ranging from 0.2% to 5.3% at December 31, 2009 and 2.8% to 5.7% at December 31, 2008. Interest is paid monthly and at maturity.

Credit Facility

The Company is party to a credit agreement, among it, ADS Alliance Data Systems, Inc., ADS Foreign Holdings, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management LLC, as guarantors, Bank of Montreal, as administrative agent and letter of credit issuer, and various other agents and banks, dated September 29, 2006, as amended (the "Credit Facility"). The Credit Facility provides for a $750.0 million revolving line of credit with a U.S. $50.0 million sublimit for Canadian dollar borrowings and a $50.0 million sublimit for swing line loans.

The Credit Facility is unsecured. On March 30, 2007, the Company amended the Credit Facility to extend the lending commitments that were scheduled to terminate on September 29, 2011 to March 30, 2012. In addition, the March 2007 amendment adjusted the senior leverage ratio applicable to the various levels set forth in the Credit Facility and the margin applicable to Eurodollar loans to those reflected below. On June 16, 2008, the Company further amended the Credit Facility to modify certain defined terms and negative covenants regarding the Company's ability, and in certain instances, its subsidiaries' ability, to create liens, repurchase stock and make investments. The June 2008 amendment also replaced the financial covenant establishing a maximum ratio of total capitalization with a financial covenant establishing a maximum ratio of total leverage, with each such term defined in the Credit Facility.

Advances under the Credit Facility are in the form of either base rate loans or Eurodollar loans and may be denominated in U.S. dollars or Canadian dollars. The interest rate for base rate loans denominated in U.S. dollars fluctuates and is equal to the higher of (1) the Bank of Montreal's prime rate and (2) the Federal funds rate plus 0.5%, in either case with no additional margin. The interest rate for base rate loans denominated in Canadian dollars fluctuates and is equal to the higher of (1) the Bank of Montreal's prime rate for Canadian dollar loans and (2) the CDOR rate plus 1%, in either case with no additional margin. The interest rate for Eurodollar loans denominated in U.S. or Canadian dollars fluctuates based on the rate at which deposits of U.S. dollars or Canadian dollars, respectively, in the London interbank market are quoted plus a margin of 0.4% to 0.8% based upon the Company's senior leverage ratio as defined in the Credit Facility. Among other fees, the Company pays a facility fee of 0.1% to 0.2% per annum (due quarterly) on the aggregate commitments under the Credit Facility, whether used or unused, based upon the Company's senior leverage ratio as defined in the Credit Facility. The Company will also pay fees with respect to any letters of credit issued under the Credit Facility.

The Credit Facility includes usual and customary negative covenants for credit agreements of this type, including, but not limited to, restrictions on the Company's ability, and in certain instances, its subsidiaries' ability, to consolidate or merge; substantially change the nature of its business; sell, transfer or dispose of assets; create or incur indebtedness; create liens; pay dividends; and make investments. The negative covenants are subject to certain exceptions, as specified in the Credit Facility. The Credit Facility also requires the Company to satisfy certain financial covenants, including maximum ratios of total leverage and senior leverage as determined in accordance with the Credit Facility and a minimum ratio of consolidated operating EBITDA to consolidated interest expense as determined in accordance with the Credit Facility.

The Credit Facility also includes customary events of default, including, among other things, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, a change of control of the Company, material money judgments and failure to maintain subsidiary guarantees.

At December 31, 2009, borrowings under the Credit Facility were $487.0 million with a weighted average interest rate of 1.1%. Total availability under the credit facility at December 31, 2009 was approximately $263.0 million. As of December 31, 2009, the Company was in compliance with its financial covenants under the Credit Facility.

Senior Notes

On May 16, 2006, the Company entered into a senior note purchase agreement and issued and sold $250.0 million aggregate principal amount of 6.00% Series A Notes due May 16, 2009 and $250.0 million aggregate principal amount of 6.14% Series B Notes due May 16, 2011 (the "Senior Notes"). The Senior Notes accrue interest on the unpaid balance thereof at the rate of 6.00% and 6.14% per annum, respectively, from May 16, 2006, payable semiannually, on May 16 and November 16 in each year, commencing with November 16, 2006, until the principal has become due and payable. The note purchase agreement includes usual and customary negative covenants and events of default for transactions of this type. The Senior Notes are unsecured. The payment obligations under the Senior Notes are guaranteed by certain of the Company's existing and future subsidiaries, originally ADS Alliance Data Systems, Inc. Due to their status as guarantors under the Credit Facility and pursuant to a Joinder to Subsidiary Guaranty dated as of September 29, 2006, three additional subsidiaries of the Company became guarantors of the Senior Notes, including Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC. Pursuant to a Joinder to Subsidiary Guaranty dated as of May 30, 2008, ADS Foreign Holdings, Inc. also became a guarantor of the Series A and Series B Notes.

The Company repaid the $250.0 million aggregate principal amount of 6.00% Series A Notes at its scheduled maturity of May 16, 2009. As of December 31, 2009, the Company was in compliance with its financial covenants.

Term Loan

On May 15, 2009, the Company, as borrower, and ADS Alliance Data Systems, Inc., ADS Foreign Holdings, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC, as guarantors, entered into a term loan agreement with Bank of Montreal, as administrative agent, and various other agents and banks (the "Term Loan"). The proceeds were used, together with other funds, to repay the Company's $250.0 million aggregate principal amount of 6.00% Series A Notes due May 16, 2009.

Amounts borrowed under the Term Loan are scheduled to mature on March 30, 2012, with principal payments of 5.0% of the aggregate principal amount of the loans outstanding to be made on the last day of each fiscal quarter commencing on June 30, 2010. The Term Loan is unsecured.

Advances under the Term Loan are in the form of either base rate loans or eurodollar loans. The interest rate for base rate loans fluctuates and is equal to the highest of (1) Bank of Montreal's prime rate; (2) the Federal funds rate plus 0.5%; and (3) the LIBOR Quoted Rate as defined in the Term Loan plus 1.0%, in each case plus a margin of 2.0% to 3.0% based upon the Company's senior leverage ratio as defined in the Term Loan. The interest rate for eurodollar loans fluctuates based on the rate at which deposits of U.S. dollars in the London interbank market are quoted plus a margin of 3.0% to 4.0% based upon the Company's senior leverage ratio as defined in the Term Loan.

The Term Loan contains usual and customary negative covenants for transactions of this type, including, but not limited to, restrictions on the Company's ability, and in certain instances, its subsidiaries' ability, to consolidate or merge; substantially change the nature of its business; sell, transfer or dispose of assets; create or incur indebtedness; create liens; pay dividends; and make investments. The negative covenants are subject to certain exceptions, as specified in the Term Loan. The Term Loan also requires the Company to satisfy certain financial covenants, including maximum ratios of total leverage and senior leverage as determined in accordance with the Term Loan and a minimum ratio of consolidated operating EBITDA to consolidated interest expense as determined in accordance with the Term Loan.

At December 31, 2009, borrowings under the Term Loan were $161.0 million with a weighted-average interest rate of 3.2%. As of December 31, 2009, the Company was in compliance with its covenants.

Convertible Senior Notes

Due 2014

In the second quarter of 2009, the Company issued $345.0 million aggregate principal amount of Convertible Senior Notes due 2014, which included an over-allotment of $45.0 million. Holders of the Convertible Senior Notes due 2014 have the right to require the Company to repurchase for cash all or some of their Convertible Senior Notes due 2014 upon the occurrence of certain fundamental changes.

The Convertible Senior Notes due 2014 are governed by an indenture dated June 2, 2009 between the Company and the Bank of New York Mellon Trust Company, National Association, as trustee. Pursuant to the indenture, the Convertible Senior Notes due 2014 are general unsecured senior obligations of the Company, pay interest semi-annually in arrears at a rate of 4.75% per annum on May 15 and November 15 of each year beginning November 15, 2009, will be convertible during certain periods and under certain circumstances and, subject to earlier repurchase by the Company or conversion, will mature on May 15, 2014. The Company may not redeem the Convertible Senior Notes due 2014 prior to their maturity date.

Holders may convert their Convertible Senior Notes due 2014 at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Senior Notes due 2014, in equal multiples of $1,000 principal amounts, under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter) after the fiscal quarter ending December 31, 2009, if the last reported sale price of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of $47.57 of the Convertible Senior Notes due 2014 on the last day of such preceding fiscal quarter;
- during the five business-day period after any five consecutive trading-day period, or the measurement period, in which the trading price per $1,000 principal amount of the Convertible Senior Notes due 2014 for each day of that measurement period was less than 98% of the product of the last reported sales price of the Company's common stock and the conversion rate of the Convertible Senior Notes due 2014 on each such day; or
- upon the occurrence of certain specified corporate transactions.

In addition, holders may convert their Convertible Senior Notes due 2014 at their option at any time beginning on January 13, 2014 and ending on the close of business on the second scheduled trading day immediately preceding the maturity date, without regard to the foregoing circumstances.

The Convertible Senior Notes due 2014 have an initial conversion rate of 21.0235 shares of common stock per $1,000 principal amount, which is equal to an initial conversion price of approximately $47.57 per share. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of the Company's common stock or a combination thereof at the Company's election. It is the Company's current intention and policy to settle the principal amount (or the amount of the Company's conversion obligation, if less) of the Convertible Senior Notes due 2014 in cash upon conversion.

Concurrently with the pricing of the Convertible Senior Notes due 2014 and the exercise of the over-allotment option, the Company entered into convertible note hedge transactions with respect to its common stock with the following affiliates of three of the initial purchasers: J.P. Morgan Securities Inc., as agent to JPMorgan Chase Bank, National Association, London Branch; Bank of America, N.A.; and Barclays Capital Inc., as agent for Barclays Bank PLC (together, the "2014 Hedge Counterparties"), which cover, subject to customary anti-dilution adjustments, approximately 7.3 million shares of the Company's common stock at an initial strike price equal to the initial conversion price of the Convertible Senior Notes due 2014 (the "2014 Convertible Note Hedges").

Separately but also concurrently with the pricing of the Convertible Senior Notes due 2014 and the exercise of the over-allotment option, the Company entered into warrant transactions whereby it sold to the 2014 Hedge Counterparties warrants to acquire, subject to customary anti-dilution adjustments, up to approximately 7.3 million shares of its common stock at an initial strike price of approximately $70.54 (the "2014 Convertible Note Warrants"). The 2014 Convertible Note Warrants will be exercisable and will expire in 79 equal tranches of 45,331 warrants and an 80th tranche of 45,405 warrants for one of the 2014 Hedge Counterparties and will be exercisable and will expire in 79 equal tranches of 22,665 warrants and an 80th tranche of either 22,741 or 22,743 warrants with respect to the remaining two 2014 Hedge Counterparties, beginning on August 13, 2014 and continuing on each business day through December 4, 2014 as to each of the 2014 Hedge Counterparties.

The cost of the 2014 Convertible Note Hedges, reduced by the proceeds to the Company from the sale of the 2014 Convertible Note Warrants, was approximately $50.7 million. The Company accounted for the 2014 Convertible Note Hedges and 2014 Convertible Note Warrants as equity instruments in accordance with the guidance in ASC 815-40 "Derivatives and Hedging—Contracts in Entity's Own Equity." Accordingly, the cost of the 2014 Convertible Note Hedges and the proceeds from the sale of the 2014 Convertible Note Warrants are included in additional paid-in capital in the consolidated balance sheets at December 31, 2009.

Concurrently with the pricing of the Convertible Senior Notes due 2014, the Company entered into prepaid forward transactions (the "Prepaid Forwards") with Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent for Merrill Lynch International, and Barclays Capital Inc., as agent for Barclays Bank PLC (collectively, the "Forward Counterparties"). Under the Prepaid Forwards, the Company purchased 1,857,400 shares of its common stock for approximately $74.9 million with proceeds from the offering. The shares are to be delivered over a settlement period in 2014. Each of the Prepaid Forwards is subject to early settlement, in whole or in part, at any time prior to the final settlement date at the option of the applicable Forward Counterparty, as well as early settlement or settlement with alternative consideration in the event of certain corporate transactions. In the event the Company pays any cash dividends on its common stock, the Forward Counterparties will pay an equivalent amount to the Company. The shares under the Prepaid Forwards were accounted for as a repurchase of common stock and a reduction of stockholders' equity.

Due 2013

In the third quarter of 2008, the Company issued $700.0 million aggregate principal amount of Convertible Senior Notes due 2013. The Company granted to the initial purchases of the Convertible Senior Notes due 2013 an option to purchase up to an additional $105.0 million aggregate principal amount of the Convertible Senior Notes due 2013 solely to cover over-allotments, if any, which was exercised in full on August 4, 2008. Holders of the Convertible Senior Notes due 2013 have the right to require the Company to repurchase for cash all or some of their Convertible Senior Notes due 2013 upon the occurrence of certain fundamental changes.

The Convertible Senior Notes due 2013 are governed by an indenture dated July 29, 2008 between the Company and the Bank of New York Mellon Trust Company, National Association, as trustee. Pursuant to the indenture, the Convertible Senior Notes due 2013 are general unsecured senior obligations of the Company, pay interest semi-annually in arrears at a rate of 1.75% per annum on February 1 and August 1 of each year beginning February 1, 2009, will be convertible during certain periods and, under certain circumstances and subject to earlier repurchase by the Company or conversion, will mature on August 1, 2013. The Company may not redeem the Convertible Senior Notes due 2013 prior to their maturity date.

Holders may convert their Convertible Senior Notes due 2013 at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Senior Notes due 2013, in equal multiples of $1,000 principal amounts, under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter) after the fiscal quarter ending December 31, 2008, if the last reported sale price of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of $78.50 of the Convertible Senior Notes due 2013 on the last day of such preceding fiscal quarter;
- during the five business-day period after any five consecutive trading-day period, or the measurement period, in which the trading price per $1,000 principal amount of the Convertible Senior Notes due 2013 for each day of that measurement period was less than 98% of the product of the last reported sales price of the Company's common stock and the conversion rate of the Convertible Senior Notes due 2013 on each such day; or
- upon the occurrence of certain specified corporate transactions.

In addition, holders may convert their Convertible Senior Notes due 2013 at their option at any time beginning on April 2, 2013 and ending on the close of business on the second scheduled trading day immediately preceding the maturity date, without regard to the foregoing circumstances.

Upon conversion, holders of the Convertible Senior Notes due 2013 will receive, at the election of the Company, cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock, based on the applicable conversion rate at such time. It is the Company's current intention and policy to settle the principal amount (or the amount of the Company's conversion obligation, if less) of the Convertible Senior Notes due 2013 in cash upon conversion. The Convertible Senior Notes due 2013 have an initial conversion rate of 12.7392 shares of common stock per $1,000 principal amount of the Convertible Senior Notes due 2013 (which is equal to an initial conversion price of approximately $78.50 per share), representing an initial conversion premium of approximately 22.5% above the closing price of $64.08 per share of the Company's common stock on July 23, 2008.

Concurrently with the pricing of the Convertible Senior Notes due 2013, on July 23, 2008, the Company entered into convertible note hedge transactions with respect to its common stock (the "2013 Convertible Note Hedges") with J.P. Morgan Securities Inc., as agent to JPMorgan Chase Bank, National Association, London Branch, and Bank of America, N.A., affiliates of two of the initial purchasers (together, the "2013 Hedge Counterparties"). The 2013 Convertible Note Hedges cover, subject to customary anti-dilution adjustments, approximately 8.9 million shares of the Company's common stock at an initial strike price equal to the initial conversion price of the Convertible Senior Notes due 2013. Following the exercise of the over-allotment option in full on August 4, 2008, the 2013 Convertible Note Hedges cover approximately 1.3 million additional shares of the Company's common stock, subject to customary anti-dilution adjustments.

Separately but also concurrently with the pricing of the Convertible Senior Notes due 2013, on July 23, 2008, the Company entered into warrant transactions whereby it sold to the 2013 Hedge Counterparties warrants to acquire, subject to customary anti-dilution adjustments, up to approximately 8.9 million shares of its common stock at an initial strike price of approximately $112.14 (the "2013 Convertible Note Warrants"). Following the exercise of the Convertible Senior Notes due 2013 over-allotment option in full on August 4, 2008, the 2013 Convertible Note Warrants were amended to permit the 2013 Hedge Counterparties to acquire, subject to customary anti-dilution adjustments, up to approximately 1.3 million additional shares of the Company's common stock. The amended 2013 Convertible Note Warrants will be exercisable and will expire in 79 equal tranches of 64,094 warrants and an 80th tranche of 64,102 warrants with respect to each of the 2013 Hedge Counterparties beginning on October 30, 2013 and continuing on each business day through February 25, 2014.

The cost of the 2013 Convertible Note Hedges, reduced by the proceeds to the Company from the sale of the 2013 Convertible Note Warrants, was approximately $93.6 million. The 2013 Convertible Note Hedges and 2013 Convertible Note Warrants are generally expected to offset the potential dilution of the Company's common stock upon conversion of the Convertible Senior Notes due 2013 to the extent that the Company's common stock price does not exceed $112.41 at the time of the exercise of the 2013 Convertible Note Warrants. The cost of the additional 2013 Convertible Note Hedges, reduced by the proceeds to the Company from the sale of the additional 2013 Convertible Note Warrants, related to the exercise of the over-allotment on August 4, 2008, was $14.0 million. The Company accounted for the 2013 Convertible Note Hedges and 2013 Convertible Note Warrants in accordance with the guidance in ASC 815-40 "Derivatives and Hedging—Contracts in Entity's Own Equity." The 2013 Convertible Note Hedges and 2013 Convertible Note Warrants meet the requirements under ASC 815-40 to be accounted for as equity instruments. Accordingly, the cost of the 2013 Convertible Note Hedges and the proceeds from the sale of the 2013 Convertible Note Warrants are included in additional paid-in capital in the consolidated balance sheets at December 31, 2009.

The table below summarizes the carrying value of the components of the Convertible Senior Notes due 2013 and the Convertible Senior Notes due 2014:

	December 31,	
	2009	2008
	(In thousands)	
Carrying amount of equity component	$ 368,678	$ 252,828
Principal amount of liability component	$1,150,000	$ 805,000
Unamortized discount	(299,073)	(235,900)
Net carrying value of liability component	$ 850,927	$ 569,100
If-converted value of common stock	$1,130,852	$ 477,168

The discount on the liability component will be amortized as interest expense over the remaining life of the Convertible Senior Notes due 2013 and the Convertible Senior Notes due 2014 which is a weighted-average period of 3.8 years.

Interest expense on the Convertible Senior Notes due 2013 and the Convertible Senior Notes due 2014 recognized in the Company's consolidated statements of income for the years ended December 31, 2009, 2008 and 2007 is as follows:

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Interest expense calculated on contractual interest rate	$23,556	$ 5,948	$—
Amortization of discount on liability component	52,677	16,928	—
Total interest expense on convertible senior notes	$76,233	$22,876	$—
Effective interest rate	11.0%	9.7%	— %

Other—The Company has other minor borrowings, primarily capital leases, with varying interest rates.

Maturities—Debt at December 31, 2009 matures as follows (in thousands):

2010	$ 824,463
2011	642,077
2012	776,372
2013[(1)]	856,213
2014[(2)]	447,300
Thereafter	—
Total maturities	3,546,425
Unamortized discount on convertible senior notes	(299,073)
	$3,247,352

(1) Includes $805.0 million representing the aggregate principal amount of the Convertible Senior Notes due 2013.

(2) Includes $345.0 million representing the aggregate principal amount of the Convertible Senior Notes due 2014.

12. INCOME TAXES

The Company files a consolidated federal income tax return.

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Components of income from continuing operations before income taxes:			
Domestic	$127,939	$235,019	$258,268
Foreign	135,007	145,132	93,576
Total	$262,946	$380,151	$351,844
Components of income tax expense are as follows:			
Current			
Federal	$ 4,645	$ 27,409	$ 92,110
State	3,586	10,167	9,443
Foreign	60,521	88,939	62,718
Total current	68,752	126,515	164,271
Deferred			
Federal	653	48,157	(22,626)
State	4,889	1,352	5,181
Foreign	11,933	(28,425)	(9,423)
Total deferred	17,475	21,084	(26,868)
Total provision for income taxes	$ 86,227	$147,599	$137,403

Form 10-K

A reconciliation of recorded federal provision for income taxes to the expected amount computed by applying the federal statutory rate of 35% for all periods to income from continuing operations before income taxes is as follows:

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Expected expense at statutory rate	$92,031	$133,053	$123,145
Increase (decrease) in income taxes resulting from:			
State income taxes, net of federal benefit	5,280	10,277	8,295
Foreign earnings at other than United States rates	(3,137)	(2,697)	405
Non-deductible expenses	4,625	4,705	5,112
State law changes, net of federal expense	228	(2,790)	1,169
Canadian tax rate reductions	14,159	2,727	10,712
Tax credits	(8,333)	(791)	(14,680)
Non-taxable gain on business acquisition	(7,429)	—	—
Reduction of prior year tax positions	(6,550)	—	—
Lapse of statute of limitations	(4,891)	—	—
Other	244	3,115	3,245
Total	$86,227	$147,599	$137,403

Deferred tax assets and liabilities consist of the following:

	December 31,	
	2009	2008
	(In thousands)	
Deferred tax assets		
Deferred revenue	$ 143,232	$135,276
Allowance for doubtful accounts	31,348	15,499
Net operating loss carryforwards and other carryforwards	195,273	104,376
Depreciation	8,053	15,428
Stock-based compensation and other employee benefits	17,216	27,795
Fair value adjustments	31,895	21,822
Accrued expenses and other	25,188	28,911
Total deferred tax assets	452,205	349,107
Valuation allowance	(116,132)	(70,222)
Deferred tax assets, net of valuation allowance	336,073	278,885
Deferred tax liabilities		
Deferred income	$ 90,963	$ 48,492
Convertible note hedges	25,498	16,737
Servicing rights	72,513	63,762
Intangible assets	90,356	70,861
Total deferred tax liabilities	279,330	199,852
Net deferred tax asset	$ 56,743	$ 79,033
Amounts recognized in the consolidated balance sheets:		
Current assets	$ 197,455	$201,895
Non-current liabilities	$ 140,712	$123,476
Discontinued operations net deferred tax asset (included in assets of discontinued operations)	$ —	$ 614

At December 31, 2009, the Company has approximately $61.3 million of U.S. federal net operating loss carryovers ("NOLs"), approximately $32.5 million of capital losses, and approximately $129.3 million of tax credits ("credits"), which expire at various times through the year 2024. Included in the $129.3 million of credits are foreign tax credits resulting from distributions of foreign affiliates. Pursuant to Section 382 of the Internal Revenue Code, the Company's utilization of such NOLs and approximately $1.5 million of tax credits are subject to an annual limitation. The Company believes it is more likely than not that a portion of the federal NOLs and credits will expire before being utilized. Therefore, in accordance with ASC 740-10, "Income Taxes—Overall—Initial Measurement," the Company has established a valuation allowance on the portion of NOLs and credits that the Company expects to expire prior to utilization. The Company also believes it is more likely than not that the capital losses and a portion of the credits not subject to Section 382 limitations will expire before being utilized. Therefore, the Company has established a valuation allowance against the total amount of the capital losses and against the portion of the credits that are expected to expire prior to utilization.

At December 31, 2009, the Company has state income tax NOLs of approximately $421.7 million, state capital losses of approximately $32.5 million, and state credits of approximately $6.7 million available to offset future state taxable income. The state NOLs, capital losses and credits will expire at various times through the year 2029. The Company believes it is more likely than not that the capital losses and a portion of the state NOLs and credits will expire before being utilized. Therefore, in accordance with ASC 740-10, the Company has established a valuation allowance against the total amount of capital losses and against the portion of NOLs and credits that the Company expects to expire prior to utilization.

As of December 31, 2009, the Company's valuation allowance has increased, which is primarily attributable to the recording of additional foreign tax credits and carryforwards, a portion of which the Company believes it is more likely than not will expire prior to utilization.

During 2009, the Company remitted its previously unremitted earnings.

The income tax expense does not reflect the tax effect of certain items recorded directly to additional paid-in capital. The net tax impact resulting from the exercise of employee stock options and other employee stock programs that was recorded in additional paid-in capital were approximately $1.9 million, $(2.3) million and $(8.2) million for the years 2009, 2008 and 2007, respectively. The Company also recorded tax impacts of approximately $12.3 million and $18.0 million in additional paid-in capital for the years 2009 and 2008, respectively, to establish deferred tax liabilities associated with the Convertible Note Hedges.

The Canadian government has enacted laws that reduce the corporate income tax rates for years beginning in 2008. The first of these laws was enacted in June 2006 and another was enacted in December 2007. As a result of these rate reductions, the Company was required to book additional expense to reduce the net deferred tax asset in Canada related to the future lower income tax rates. The Company recorded $6.8 million, $2.7 million and $10.7 million of income tax expense for the years 2009, 2008 and 2007, respectively, related to these rate reductions. In December 2009, the Ontario government enacted a law to reduce the corporate income tax rates for years beginning in 2010. As a result of this rate reduction, the Company was required to book additional expense of $7.4 million in 2009 to reduce the net deferred tax asset in Ontario related to future lower income tax rates.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at December 31, 2007	$ 62,834
Increases related to prior years' tax positions	5,281
Decreases related to prior years' tax positions	(3,377)
Increases related to current year tax positions	3,632
Settlements during the period	(1,273)
Lapses of applicable statute of limitations	(767)
Balance at December 31, 2008	$ 66,330
Increases related to prior years' tax positions	9,527
Decreases related to prior years' tax positions	(16,190)
Increases related to current year tax positions	5,250
Settlements during the period	(2,560)
Lapses of applicable statute of limitations	(11,210)
Balance at December 31, 2009	$ 51,147

Included in the balance at December 31, 2009 are tax positions reclassified from deferred tax liabilities. Deductibility is highly certain for these tax positions but there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company has potential cumulative interest and penalties with respect to unrecognized tax benefits of approximately $14.2 million at December 31, 2009. For the year ended December 31, 2009, the Company released approximately $8.5 million in potential interest and penalties with respect to unrecognized tax benefits.

If recognized at some point in the future, the unrecognized tax benefits would favorably impact the effective tax rate by approximately $31.2 million. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits over the next twelve months.

The Company files income tax returns in the United States Federal jurisdiction and in many state and foreign jurisdictions. With few exceptions, the tax returns filed by the Company are no longer subject to United States Federal or state and local income tax examinations for years before 2006 and are no longer subject to foreign income tax examinations by tax authorities for years before 2005.

13. STOCKHOLDERS' EQUITY

On July 17, 2008, the Company's Board of Directors authorized a new stock repurchase program to acquire up to $1.3 billion of its outstanding common stock through December 31, 2009, subject to any restrictions pursuant to the terms of the Company's credit agreements or otherwise. Of the $1.3 billion stock repurchase program, $275.1 million remained unused on December 31, 2009. On January 27, 2010, the Company's Board of Directors authorized a new stock repurchase program to acquire up to $275.1 million of the Company's common stock, from February 5, 2010 through December 31, 2010, subject to any restrictions pursuant to the terms of the Company's credit agreement or otherwise.

For the year ended December 31, 2009, the Company acquired a total of 12,699,988 shares of its common stock for approximately $520.8 million, which includes 1,857,400 shares purchased under prepaid forward contracts for approximately $74.9 million, which shares are to be delivered over a settlement period in 2014. For the years ended December 31, 2008 and 2007, the Company acquired a total of 17,198,408 and 1,805,800 shares, respectively, of its common stock for approximately $1,000.9 million and $108.5 million, respectively.

14. STOCK COMPENSATION PLANS

The Company has adopted equity compensation plans to advance the interests of the Company by rewarding certain employees for their contributions to the financial success of the Company and thereby motivating them to continue to make such contributions in the future.

On April 4, 2003, the Company's Board of Directors adopted the 2003 long-term incentive plan and the stockholders approved it at the Company's 2003 annual meeting of stockholders on June 10, 2003. This plan reserves 6,000,000 shares of common stock for grants of incentive stock options, nonqualified stock options, restricted stock awards and performance shares to officers, employees, non-employee directors and consultants performing services for the Company or its affiliates. This plan expired on April 4, 2008 and no further awards will be issued from this plan.

On March 31, 2005, the Company's Board of Directors adopted the 2005 long-term incentive plan. On June 7, 2005, at the annual meeting of stockholders, the stockholders approved and adopted the Company's 2005 long-term incentive plan, effective July 1, 2005. This plan reserves 4,750,000 shares of common stock for grants of incentive stock options, nonqualified stock options, restricted stock awards, restricted stock units and performance shares to officers, employees, non-employee directors and consultants performing services for the Company or its affiliates. On September 24, 2009, the Company's Board of Directors amended the 2005 long term incentive plan to provide that, in addition to settlement in shares of the Company's common stock or other securities, equity awards may be settled in cash.

Terms of all awards under the 2005 long-term incentive plan are determined by the Board of Directors or the compensation committee of the Board of Directors or its designee at the time of award.

Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period.

Total stock-based compensation expense recognized in the Company's consolidated statements of income for the years ended December 31, 2009, 2008 and 2007, is as follows:

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Cost of operations	$29,256	$29,843	$27,593
General and administrative	24,356	18,891	20,718
Total	$53,612	$48,734	$48,311

Stock-based compensation expense for the Company's merchant services and utility services businesses and web and catalog retailer VENUE was approximately $0.1 million, $5.6 million, and $7.9 million for the years ended December 31, 2009, 2008, and 2007, respectively. These amounts have been included in the loss from discontinued operations.

As the amount of stock-based compensation expense recognized is based on awards ultimately expected to vest, the amount recognized in the Company's results of operations has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company's historical experience. As of December 31, 2009, there was approximately $58.5 million of unrecognized expense, adjusted for estimated forfeitures, related to non-vested, stock-based equity awards granted to employees, which is expected to be recognized over a weighted average period of approximately 1.5 years.

Restricted Stock Awards

During 2009, the Company awarded both service-based and performance-based restricted stock units. Fair value of the restricted stock units is estimated on the date of grant. In accordance with ASC 718, the Company recognizes the estimated stock-based compensation expense, net of estimated forfeitures, over the applicable service period.

Service-based restricted stock unit awards typically vest ratably over a three year period. Performance-based restricted stock unit awards typically vest if specified performance measures tied to the Company's financial performance are met and then ratably over a three year period.

	Performance-Based	Service-Based	Total
Balance at December 31, 2006	219,455	889,954	1,109,409
Shares granted(1)	350,809	422,980	773,789
Shares vested(1)	(318,864)	(311,033)	(629,897)
Shares cancelled	(22,824)	(129,343)	(152,167)
Balance at December 31, 2007	228,576	872,558	1,101,134
Shares granted	1,791,742	1,481,266	3,273,008
Shares vested	(187,106)	(421,733)	(608,839)
Shares cancelled	(16,022)	(195,391)	(211,413)
Balance at December 31, 2008	1,817,190	1,736,700	3,553,890
Shares granted	725,519	162,248	887,767
Shares vested	(580,850)	(684,492)	(1,265,342)
Shares cancelled	(235,102)	(75,445)	(310,547)
Balance at December 31, 2009	1,726,757	1,139,011	2,865,768
Outstanding and Expected to Vest			1,703,543

(1) Includes 86,314 performance-based restricted stock units awarded in 2006, for which the performance criteria was met and vested in 2007.

The weighted average grant-date fair value per share was $31.20 for restricted stock unit awards granted for the year ended December 31, 2009. The weighted-average remaining contractual life for unvested restricted stock units was 1.6 years at December 31, 2009. The number of restricted stock awards outstanding and expected to vest is impacted by the Company's forfeiture rate assumption of 8%.

On April 23, 2008, the Company's Board of Directors approved the cancellation of awards of 67,290 service-based restricted stock units previously granted to certain executive management on December 21, 2007. These awards were replaced with an award granted on April 23, 2008. The total compensation cost reflects the portion of the grant-date fair value of the original award for which the requisite service period was rendered at the date of cancellation plus the incremental cost resulting from the cancellation and replacement.

In March 2009, the Company determined that it was no longer probable that the specified performance measures associated with certain performance-based restricted stock units would be achieved. As a result, 1,242,098 performance-based restricted stock units granted during 2008 and January 2009 having a weighted-average grant date fair value of $56.43 per share, are no longer probable to vest. The Company did not recognized stock-based compensation expense related to those awards no longer probable to vest.

Stock Options

Stock option awards are granted with an exercise price equal to the market price of the Company's stock on the date of grant. Options typically vest ratably over three years and expire ten years after the date of grant. The fair value of each option award is estimated on the date of grant using a binomial lattice model.

No stock option awards were granted during the years ended December 31, 2009 and 2008. During the year ended December 31, 2007, 433,178 stock option awards were granted. The following table indicates the assumptions used in estimating fair value for the year ended December 31, 2007.

	2007
Expected dividend yield	$—
Risk-free interest rate	4.51%-4.99%
Expected life of options (years)	6.8
Assumed volatility	31.8%-35.7%
Weighted average fair value	$26.15

The following table summarizes stock option activity under the Company's equity compensation plans:

	Outstanding		Exercisable	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(In thousands, except per share amounts)			
Balance at December 31, 2006	4,872	$30.98	2,697	$23.80
Granted	433	63.33		
Exercised	(618)	29.94		
Forfeited	(81)	40.92		
Balance at December 31, 2007	4,606	$33.98	3,327	$28.19
Granted	—	—		
Exercised	(833)	60.13		
Forfeited	(159)	52.75		
Balance at December 31, 2008	3,614	$32.90	3,245	$30.39
Granted	—	—		
Exercised	(1,070)	57.85		
Forfeited	(63)	50.89		
Balance at December 31, 2009	2,481	$36.05	2,380	$34.90
Vested and Expected to Vest	2,474	$35.98		

Based on the market value on their respective exercise dates, the total intrinsic value of stock options exercised was approximately $35.7 million, $20.8 million and $22.6 million for the years ended December 31,

2009, 2008 and 2007, respectively. The Company received cash proceeds of approximately $26.3 million from stock options exercised during the year ended December 31, 2009.

The aggregate intrinsic value of stock options outstanding as of December 31, 2009 was approximately $70.8 million. The aggregate intrinsic value of stock options exercisable as of December 31, 2009 was approximately $70.7 million and the weighted average remaining contractual life was approximately 4.4 years. The aggregate intrinsic value of stock options vested and expected to vest was approximately $70.8 million as of December 31, 2009 and the weighted average remaining contractual life was approximately 4.5 years. The number of stock options vested and expected to vest is impacted by the Company's forfeiture rate assumption of 8%.

15. EMPLOYEE BENEFIT PLANS

On June 7, 2005, at the annual meeting of stockholders, the stockholders approved and adopted the Amended and Restated Employee Stock Purchase Plan (the "ESPP"), effective on July 1, 2005. No employee may purchase more than $25,000 in stock under the ESPP in any calendar year, and no employee may purchase stock under the ESPP if such purchase would cause the employee to own more than 5% of the voting power or value of the Company's common stock. The ESPP provides for three month offering periods, commencing on the first trading day of each calendar quarter and ending on the last trading day of each calendar quarter. The purchase price of the common stock upon exercise shall be 85% of the fair market value of shares on the applicable purchase date as determined by averaging the high and low trading prices of the last trading day of each quarter. An employee may elect to pay the purchase price of such common stock through payroll deductions. The maximum number of shares reserved for issuance under the ESPP is 1,500,000 shares, subject to adjustment as provided in the ESPP. Employees are required to hold any stock purchased through the ESPP for 180 days prior to any sale or withdrawal of shares.

During the year ended December 31, 2009, the Company issued 70,410 shares of common stock under the ESPP at a weighted-average issue price of $40.47. Since its adoption, 795,755 shares of common stock have been issued under the ESPP.

At the June 7, 2005 annual meeting of stockholders, the Company's stockholders approved the Executive Annual Incentive Plan. Under the plan, the Company may grant to each eligible employee, including executive officers and other key employees, incentive awards to receive cash upon the achievement of pre-established performance goals. No participant may be granted performance awards in excess of $5.0 million in any calendar year. No further performance awards may be made after the Company's 2010 annual meeting of stockholders unless Section 4 and the definition of "Performance Goal" under the plan are submitted to, and approved by, the Company's stockholders at such meeting.

The Company maintains a 401(k) retirement savings plan, which covers all eligible U.S. employees. Participants can, in accordance with Internal Revenue Service ("IRS") guidelines, set aside both pre-and post-tax savings in this account. In addition to an employee's savings, the Company contributes to plan participants' accounts. The Alliance Data Systems 401(k) and Retirement Savings Plan was amended and restated effective January 1, 2008 to better benefit the majority of Company employees. The plan is an IRS-approved safe harbor plan design that eliminates the need for most discrimination testing.

Eligible employees can participate in the plan immediately upon joining the Company and after six months of employment begin receiving Company matching contributions. Seasonal and "on-call" employees must complete a year of eligibility service before they may participate in the plan. On the first three percent of savings, the Company matches dollar-for-dollar. An additional fifty cents for each dollar an employee contributes is matched for savings of more than three percent and up to five percent of pay. All Company matching contributions are immediately vested. In addition to the Company match, the Company annually may make an additional contribution based on the profitability of the Company. This contribution, subject to Board of Directors approval, is based on a percentage of pay and is subject to a separate three-year vesting schedule. All Company contributions vest immediately if the participating employee attains age 65, becomes disabled, dies or if the plan terminates. The participants in the plan can direct their contributions and the Company's matching contribution to numerous investment options, including the Company's common stock. Contributions for the years ended December 31, 2009, 2008 and 2007 were $12.4 million, $15.7 million, and $18.1 million, respectively.

The Company also provides a Deferred Profit Sharing Plan for its Canadian employees after one year of service. Company contributions range from one to five percent of earnings, based on years of service.

The Company also maintains an Executive Deferred Compensation Plan. The Executive Deferred Compensation Plan provides an opportunity for a defined group of management and highly compensated employees to defer on a pre-tax basis a portion of their regular compensation and bonuses payable for services rendered and to receive certain employer contributions.

16. COMPREHENSIVE INCOME

The components of comprehensive income, net of tax effect, are as follows:

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Net income	$143,734	$206,402	$164,061
Unrealized (loss) gain on securities available-for-sale	(23,912)	(45,349)	846
Reclassification adjustment for the foreign currency translation gain realized upon the sale of the utility services business	—	(7,535)	—
Foreign currency translation adjustments(1)	6,020	(19,005)	13,946
Total comprehensive income, net of tax	$125,842	$134,513	$178,853

(1) Primarily related to the impact of changes in the Canadian currency exchange rate.

The components of accumulated other comprehensive income are as follows:

	Years Ended December 31,	
	2009	2008
	(In thousands)	
Unrealized loss on securities available-for-sale	$(63,024)	$(39,112)
Unrealized foreign currency loss	(2,717)	(8,737)
Total accumulated other comprehensive loss	$(65,741)	$(47,849)

17. COMMITMENTS AND CONTINGENCIES

AIR MILES Reward Program

The Company has entered into contractual arrangements with certain AIR MILES Reward Program sponsors that result in fees being billed to those sponsors upon the redemption of AIR MILES reward miles issued by those sponsors. The Company has obtained letters of credit and other assurances from those sponsors for the Company's benefit that expire at various dates. These letters of credit totaled $154.2 million at December 31, 2009, which exceeds the amount of the Company's estimate of its obligation to provide travel and other rewards upon the redemption of the AIR MILES reward miles issued by those sponsors.

The Company currently has an obligation to provide AIR MILES Reward Program collectors with travel and other rewards upon the redemption of AIR MILES reward miles. The Company believes that the redemption settlements assets, including the letters of credit and other assurances mentioned above, are sufficient to meet that obligation.

The Company has entered into certain long-term arrangements to purchase tickets from airlines and other suppliers in connection with redemptions under the AIR MILES Reward Program. These long-term arrangements allow the Company to make purchases at set prices.

Leases

The Company leases certain office facilities and equipment under noncancellable operating leases and is generally responsible for property taxes and insurance related to such facilities. Lease expense was $53.5 million, $54.4 million, and $51.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

For the year ended December 31, 2008, the Company entered into certain sale-leaseback transactions that resulted in proceeds of approximately $34.2 million and a deferred gain of $13.1 million. The leases have been reflected as capital lease obligations and the gain is being amortized over the expected lease term in proportion to the leased assets. The Company did not enter into any sale-leaseback transactions for the year ended December 31, 2009.

Future annual minimum rental payments required under noncancellable operating and capital leases, some of which contain renewal options, as of December 31, 2009, are:

Year	Operating Leases	Capital Leases
	(In thousands)	
2010	$ 48,530	$23,065
2011	41,018	3,925
2012	34,975	22
2013	28,160	13
2014	25,722	—
Thereafter	94,901	—
Total	$273,306	27,025
Less amount representing interest		(1,318)
Total present value of minimum lease payments		$25,707

Regulatory Matters

WFNNB is subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, WFNNB must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Before WFNNB can pay dividends to ADSC, it must obtain prior regulatory approval if all dividends declared in any calendar year would exceed its net profits for that year plus its retained net profits for the preceding two calendar years, less any transfers to surplus. In addition, WFNNB may only pay dividends to the extent that retained net profits, including the portion transferred to surplus, exceed bad debts. Moreover, to pay any dividend, WFNNB must maintain adequate capital above regulatory guidelines. Further, if a regulatory authority believes that WFNNB is engaged in or is about to engage in an unsafe or unsound banking practice, which, depending on its financial condition, could include the payment of dividends, the authority may require, after notice and hearing, that WFNNB cease and desist from the unsafe practice.

Quantitative measures established by regulation to ensure capital adequacy require WFNNB to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier 1 capital to average assets (as defined) ("total capital ratio", "Tier 1 capital ratio" and "leverage ratio", respectively). Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, but 3% is allowed in some cases. Under these guidelines, WFNNB is considered well capitalized. As of December 31, 2009, WFNNB's Tier 1 capital ratio was 15.2%, total capital ratio was 16.1% and leverage ratio was 32.3% and WFNNB was not subject to a capital directive order.

The Company's industrial bank, WFCB, is authorized to do business by the State of Utah and the Federal Deposit Insurance Corporation. WFCB is subject to capital ratios and paid-in capital minimums and must maintain adequate allowances for loan losses. While the consequence of losing the WFCB authority to do business would be significant, the Company believes that the risk of such loss is minimal as a result of the precautions it has taken and the management team it has in place.

As part of an acquisition in 2003 by WFNNB, which required approval by the OCC, the OCC required WFNNB to enter into an operating agreement with the OCC and a capital adequacy and liquidity maintenance agreement with the Company. The operating agreement requires WFNNB to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. This operating agreement has not required any changes in WFNNB's operations. The capital adequacy and liquidity maintenance agreement memorializes the Company's current obligations to WFNNB.

If either of the Company's depository institution subsidiaries, WFNNB or WFCB, failed to meet the criteria for the exemption from the definition of "bank" in the Bank Holding Company Act under which it operates, and if the Company did not divest such depository institution upon such an occurrence, the Company would become subject to regulation under the Bank Holding Company Act. This would require the Company to cease certain activities that are not permissible for companies that are subject to regulation under the Bank Holding Company Act.

Cardholders

The Company's Private Label Credit segment is active in originating private label and co-branded credit cards in the United States. The Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and perceived willingness to repay. Credit card loans are made primarily on an unsecured basis. Cardholders reside throughout the United States and are not significantly concentrated in any one area.

Holders of credit cards issued by the Company have available lines of credit, which vary by cardholders that can be used for purchases of merchandise offered for sale by clients of the Company. These lines of credit represent elements of risk in excess of the amount recognized in the financial statements. The lines of credit are subject to change or cancellation by the Company. As of December 31, 2009, the Company had approximately 26.6 million cardholders, having unused lines of credit averaging $1,088 per account.

Legal Proceedings

From time to time the Company is involved in various claims and lawsuits arising in the ordinary course of business that it believes will not have a material adverse affect on its business or financial condition, including claims and lawsuits alleging breaches of the Company's contractual obligations.

18. FINANCIAL INSTRUMENTS

In accordance with FASB ASC 825, "Financial Instruments," the Company is required to disclose the fair value of financial instruments for which it is practical to estimate fair value. To obtain fair values, observable market prices are used if available. In some instances, observable market prices are not readily available and fair value is determined using present value or other techniques appropriate for a particular financial instrument. These techniques involve judgment and as a result are not necessarily indicative of the amounts the Company would realize in a current market exchange. The use of different assumptions or estimation techniques may have a material effect on the estimated fair value amounts.

Fair Value of Financial Instruments—The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 213,378	$ 213,378	$ 156,911	$ 156,911
Trade receivables, net	225,212	225,212	218,170	218,170
Seller's interest and credit card receivables, net	913,406	913,406	612,940	612,940
Redemption settlement assets, restricted	574,004	574,004	531,594	531,594
Due from securitizations	992,523	992,523	701,347	701,347
Financial liabilities				
Accounts payable	103,891	103,891	107,209	107,209
Debt	3,247,352	3,408,039	2,180,175	2,206,587

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents, trade receivables, net and accounts payable —The carrying amount approximates fair value due to the short maturity.

Seller's interest and credit card receivables, net—The carrying amount of credit card receivables approximates fair value due to the short maturity, and the average interest rates approximate current market origination rates. Seller's interest is carried at an allocated carrying amount based on their fair value. The Company determines the fair value of its seller's interest through discounted cash flow models. The estimated cash flows used include assumptions related to rates of payments and defaults, which reflect economic and other relevant conditions. The discount rate used is based on an interest rate curve that is observable in the market place plus an unobservable credit spread.

Redemption settlement assets—Fair values for securities are based on quoted market prices and a valuation model that calculates the present value of estimated future cash flows for each asset.

Due from securitizations—The spread deposits, retained interests and interest-only strips are recorded at their fair value. The carrying amount of excess funding deposits approximates its fair value due to the relatively short maturity period and average interest rates, which approximate current market rates. The Company uses a valuation model that calculates the present value of estimated future cash flows for each asset. The model incorporates the Company's own estimates of assumptions market participants use in determining fair value, including estimates of payment rates, defaults, net charge-offs, discount rates and contractual interest and fees.

Debt—The fair value was estimated based on the current rates available to the Company for debt with similar remaining maturities. A binomial lattice model was used to determine the fair value of the Convertible Senior Notes.

ASC 825 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1, defined as observable inputs such as quoted prices in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. The use of different techniques to determine fair value of these financial instruments could result in different estimates of fair value at the reporting date.

The following tables provide the assets carried at fair value measured on a recurring basis as of December 31, 2009 and 2008:

	Balance at December 31, 2009	Fair Value Measurements at December 31, 2009 Using		
		Level 1	Level 2	Level 3
		(In thousands)		
Government bonds[1]	$ 42,231	$ 16,676	$ 25,555	$ —
Corporate bonds[1]	460,132	308,668	77,598	73,866
Other available-for-sale securities[2]	105,064	95,300	9,764	—
Seller's interest[3]	297,108	—	—	297,108
Due from securitizations	992,523	—	10,275	982,248
Total assets measured at fair value	$1,897,058	$420,644	$123,192	$1,353,222

	Balance at December 31, 2008	Fair Value Measurements at December 31, 2008 Using		
		Level 1	Level 2	Level 3
		(In thousands)		
Government bonds[1]	$ 40,312	$ 22,938	$ 17,374	$ —
Corporate bonds[1]	360,065	298,757	32,683	28,625
Other available-for-sale securities[2]	9,423	9,423	—	—
Seller's interest[3]	182,428	—	—	182,428
Due from securitizations	701,347	—	97,110	604,237
Total assets measured at fair value	$1,293,575	$331,118	$147,167	$ 815,290

(1) Amounts are included in redemption settlement assets in the consolidated balance sheets.

(2) Amounts are included in other current and non-current assets in the consolidated balance sheets.

(3) Amounts are included in seller's interest and credit card receivables, net in the consolidated balance sheets.

The following tables summarize the changes in fair value of the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC 825 as of December 31, 2009 and 2008:

	Corporate-Bonds	Seller's Interest	Due from Securitizations
		(In thousands)	
January 1, 2009	$28,625	$182,428	$604,237
Total (losses) gains (realized or unrealized)			
Included in earnings	—	16,912	6,395
Included in other comprehensive income	232	—	(34,758)
Purchases, issuances, and settlements	45,009	97,768	406,374
Transfers in or out of Level 3	—	—	—
December 31, 2009	$73,866	$297,108	$982,248
Gains for the period included in earnings attributable to the change in unrealized gains or losses related to assets still held at December 31, 2009	$ —	$ 16,912	$ 6,395

	Corporate-Bonds	Seller's Interest	Due from Securitizations
		(In thousands)	
January 1, 2008	$ —	$ —	$280,359
Total (losses) gains (realized or unrealized)			
Included in earnings	—	675	19,059
Included in other comprehensive income	(6,760)	—	(51,540)
Purchases, issuances, and settlements	—	9,598	48,496
Transfers in or out of Level 3	35,385	172,155	307,863
December 31, 2008	$28,625	$182,428	$604,237
Gains for the period included in earnings attributable to the change in unrealized gains or losses related to assets still held at December 31, 2008	$ —	$ 675	$ 19,059

Gains included in earnings for seller's interest and due from securitizations are included in securitization income and finance charges, net.

The Company also has assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets include those associated with acquired businesses, including goodwill and other intangible assets. For these assets, measurement at fair value in periods subsequent to their initial recognition is applicable if one or more is determined to be impaired. During the year ended December 31, 2009, the Company had no impairments related to these assets.

19. PARENT-ONLY FINANCIAL STATEMENTS

ADSC provides guarantees under the credit facilities on behalf of certain of its subsidiaries. Additionally, certain of the Company's subsidiaries may be restricted in distributing cash or other assets to ADSC, which could be utilized to service its indebtedness. The stand alone parent-only financial statements are presented below.

Balance Sheets

	December 31, 2009	December 31, 2008
	(In thousands)	
Assets:		
Cash and cash equivalents	$ 375	$ 140
Investment in subsidiaries	1,099,599	1,140,097
Intercompany receivables	1,299,037	1,259,710
Other assets	50,938	48,120
Total assets	$2,449,949	$2,448,067
Liabilities:		
Current debt	$ 24,150	$ 250,000
Long-term debt	1,724,777	1,284,100
Other liabilities	428,246	366,669
Total liabilities	2,177,173	1,900,769
Stockholders' equity	272,776	547,298
Total liabilities and stockholders' equity	$2,449,949	$2,448,067

Statements of Income

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Interest from loans to subsidiaries	$ 15,428	$ 24,314	$ 35,048
Dividends from subsidiaries	1,101,641	350,800	202,250
Total revenue	1,117,069	375,114	237,298
Loss on sale of long-lived assets	—	1,052	16,045
Interest expense, net	120,363	76,454	64,289
Other expenses, net	194	199	(289)
Total expenses	120,557	77,705	80,045
Income before income taxes and equity in undistributed net loss of subsidiaries	996,512	297,409	157,253
Benefit for income taxes	(34,366)	(10,278)	(19,645)
Income before equity in undistributed net income of subsidiaries	1,030,878	307,687	176,898
Equity in undistributed net loss of subsidiaries	(887,144)	(101,285)	(12,837)
Net income	$ 143,734	$ 206,402	$164,061

Statements of Cash Flows

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Net cash (used in) provided by operating activities	$ (830,310)	$ (229,084)	$ 108,270
Investing activities:			
Proceeds from the sale of businesses	—	137,962	12,347
Payments for acquired businesses, net of cash acquired	—	(2,314)	(438,163)
Net cash (used in) provided by investing activities	—	135,648	(425,816)
Financing activities:			
Borrowings under debt agreements	3,369,000	4,646,000	2,309,000
Repayment of borrowings	(3,091,000)	(3,797,000)	(2,113,000)
Excess tax benefits from stock-based compensation	9,040	2,269	8,163
Payment of deferred financing costs	(15,522)	(31,105)	—
Other	—	—	(1,069)
Purchase of treasury shares	(445,891)	(1,000,853)	(108,536)
Proceeds from issuance of common stock	28,864	30,920	20,892
Proceeds from issuance of convertible note warrants	30,050	94,185	—
Payment for convertible note hedges	(80,765)	(201,814)	—
Purchase of prepaid forward contracts	(74,872)	—	—
Dividends received	1,101,641	350,800	202,250
Net cash provided by financing activities	830,545	93,402	317,700
Increase (decrease) in cash and cash equivalents	235	(34)	154
Cash and cash equivalents at beginning of year	140	174	20
Cash and cash equivalents at end of year	$ 375	$ 140	$ 174

20. SEGMENT INFORMATION

Operating segments are defined by ASC 280, "Segment Reporting," as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision making group is comprised of the President and Chief Executive Officer and the Chief Financial Officer. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products and serves different markets.

The Company operates in four reportable segments: Loyalty Services, Epsilon Marketing Services, Private Label Services, and Private Label Credit.

- Loyalty Services includes the Company's Canadian AIR MILES Reward Program;
- Epsilon Marketing Services provides integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services;
- Private Label Services provides transaction processing, customer care and collections services for the Company's private label and other retail credit card programs; and
- Private Label Credit provides risk management solutions, account origination and funding services for the Company's private label and other retail credit card programs.

In addition, corporate and all other immaterial businesses are reported collectively as an "all other" category labeled "Corporate/Other." Interest expense, net and income taxes are not allocated to the segments in the computation of segment operating profit for internal evaluation purposes and have also been included in "Corporate/Other." Total assets are not allocated to the segments. As discussed in Note 4, "Discontinued Operations and Other Dispositions," the Company's merchant services and utility services business units and a terminated operation have been classified as discontinued operations.

The Private Label Services segment performs card processing and servicing activities for cardholder accounts generated by the Private Label Credit segment. For this, the Private Label Services segment receives a fee equal to its direct costs before corporate overhead plus a margin. The margin is based on estimated current market rates for similar services. This fee represents an operating cost to the Private Label Credit segment and corresponding revenue for the Private Label Services segment. Inter-segment sales are eliminated upon consolidation. Revenues earned by the Private Label Services segment from servicing the Private Label Credit segment, and consequently paid by the Private Label Credit segment to the Private Label Services segment, are set forth under "Eliminations" in the tables below.

The accounting policies of the operating segments are generally the same as those described in the summary of significant accounting policies.

Year Ended December 31, 2009	Loyalty Services	Epsilon Marketing Services	Private Label Services	Private Label Credit	Corporate/ Other	Eliminations	Total
				(In thousands)			
Revenues	$715,091	$514,272	$396,665	$693,187	$ 28,644	$(383,518)	$1,964,341
Adjusted EBITDA[1]	200,724	128,253	120,821	194,403	(54,124)	—	590,077
Depreciation and amortization	21,772	69,941	9,800	15,356	8,417	—	125,286
Stock compensation expense	12,227	8,815	6,585	1,614	24,371	—	53,612
Merger and other costs[2]	—	—	—	—	3,422	—	3,422
Operating income (loss)	166,725	49,497	104,436	177,433	(90,334)	—	407,757
Interest expense, net	—	—	—	—	144,811	—	144,811
Income (loss) from continuing operations before income taxes	166,725	49,497	104,436	177,433	(235,145)	—	262,946
Capital expenditures	23,165	14,277	11,523	2,221	1,784	—	52,970

Year Ended December 31, 2008	Loyalty Services	Epsilon Marketing Services	Private Label Services	Private Label Credit	Corporate/ Other	Eliminations	Total
				(In thousands)			
Revenues	$755,546	$490,998	$382,647	$750,355	$ 17,337	$(371,629)	$2,025,254
Adjusted EBITDA[1]	204,895	126,558	116,010	254,173	(46,407)	—	655,229
Depreciation and amortization	29,796	75,481	8,832	11,486	10,201	—	135,796
Stock compensation expense	12,611	8,853	6,591	1,788	18,891	—	48,734
Merger and other costs[2]	—	2,633	1,435	—	4,988	—	9,056
Loss on sale of assets	—	—	—	—	1,052	—	1,052
Operating income (loss)	162,488	39,591	99,152	240,899	(81,539)	—	460,591
Interest expense, net	—	—	—	—	80,440	—	80,440
Income (loss) from continuing operations before income taxes	162,488	39,591	99,152	240,899	(161,979)	—	380,151
Capital expenditures	15,621	12,971	9,496	4,217	3,238	—	45,543

Year Ended December 31, 2007	Loyalty Services	Epsilon Marketing Services	Private Label Services	Private Label Credit	Corporate/ Other	Eliminations	Total
				(In thousands)			
Revenues	$628,792	$458,610	$370,832	$827,952	$ 33,360	$(357,387)	$1,962,159
Adjusted EBITDA[1]	132,136	118,219	99,084	350,079	(67,333)	—	632,185
Depreciation and amortization	24,601	71,901	8,429	11,231	10,849	—	127,011
Stock compensation expense	7,353	11,380	5,613	774	23,191	—	48,311
Merger and other costs[2]	—	—	—	—	19,593	—	19,593
Loss on sale of assets	—	—	—	—	16,045	—	16,045
Operating income (loss)	100,184	34,935	85,042	338,075	(137,011)	—	421,225
Interest expense, net	—	—	—	—	69,381	—	69,381
Income (loss) from continuing operations before income taxes	100,184	34,935	85,042	338,075	(206,392)	—	351,844
Capital expenditures	35,281	30,555	15,598	2,789	6,857	—	91,080

(1) Adjusted EBITDA is a non-GAAP financial measure equal to income from continuing operations, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, depreciation and amortization, loss on the sale of assets, merger and other costs. Adjusted EBITDA is presented in accordance with ASC 280 as it is the primary performance metric by which senior management is evaluated.

(2) Merger and other costs are not allocated to the segments in the computation of segment operating profit for internal evaluation purposes. Merger costs represent investment banking, legal, and accounting costs. Other costs represent compensation charges related to the severance of certain employees and other non-routine costs associated with the disposition of certain businesses.

Information concerning principal geographic areas is as follows:

	United States	Canada	Other	Total
	(In thousands)			
Revenues				
Year Ended December 31, 2009	$1,179,583	$761,578	$23,180	$1,964,341
Year Ended December 31, 2008	$1,222,565	$770,270	$32,419	$2,025,254
Year Ended December 31, 2007	$1,285,123	$646,078	$30,958	$1,962,159
Long-lived assets				
December 31, 2009	$2,490,688	$316,660	$58,814	$2,866,162
December 31, 2008	$1,992,675	$378,035	$46,630	$2,417,340

As of December 31, 2009, revenues from BMO represented approximately 16.7% of revenue and are included in the Loyalty Services segment.

21. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Unaudited quarterly results of operations for the years ended December 31, 2009 and 2008 are presented below.

	Quarter Ended[1]			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(In thousands, except per share amounts)			
Revenues	$479,451	$457,539	$481,431	$545,920
Operating expenses	377,831	376,960	387,885	413,908
Operating income	101,620	80,579	93,546	132,012
Interest expense, net	31,287	34,107	38,563	40,854
Income from continuing operations before income taxes	70,333	46,472	54,983	91,158
Provision for income taxes	27,284	18,085	9,666	31,192
Income from continuing operations	43,049	28,387	45,317	59,966
Income (loss) from discontinued operations	(15,194)	1,049	479	(19,319)
Net income	$ 27,855	$ 29,436	$ 45,796	$ 40,647
Income from continuing operations per share—basic	$ 0.70	$ 0.50	$ 0.86	$ 1.15
Income from continuing operations per share—diluted	$ 0.70	$ 0.49	$ 0.82	$ 1.07
Net income per share—basic	$ 0.46	$ 0.52	$ 0.87	$ 0.78
Net income per share—diluted	$ 0.45	$ 0.51	$ 0.83	$ 0.72

	Quarter Ended[1]			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(In thousands, except per share amounts)			
Revenues	$499,250	$507,210	$511,149	$507,645
Operating expenses	380,687	393,033	391,351	399,592
Operating income	118,563	114,177	119,798	108,053
Interest expense, net	17,103	13,942	23,316	26,079
Income from continuing operations before income taxes	101,460	100,235	96,482	81,974
Provision for income taxes	38,758	38,289	37,552	33,000
Income from continuing operations	62,702	61,946	58,930	48,974
Income (loss) from discontinued operations	(13,383)	(14,977)	5,900	(3,690)
Net income	$ 49,319	$ 46,969	$ 64,830	$ 45,284
Income from continuing operations per share—basic	$ 0.80	$ 0.81	$ 0.87	$ 0.77
Income from continuing operations per share—diluted	$ 0.78	$ 0.79	$ 0.85	$ 0.75
Net income per share—basic	$ 0.63	$ 0.61	$ 0.96	$ 0.71
Net income per share—diluted	$ 0.61	$ 0.60	$ 0.93	$ 0.69

(1) The quarterly results for 2009 and 2008 have been restated to reflect the termination of the credit program for web and catalog retailer VENUE in November 2009.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Alliance Data Systems Corporation has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE DATA SYSTEMS CORPORATION

By: /s/ EDWARD J. HEFFERNAN

Edward J. Heffernan
President and Chief Executive Officer

DATE: March 1, 2010

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of Alliance Data Systems Corporation and in the capacities and on the dates indicated.

Name	Title	Date
/s/ EDWARD J. HEFFERNAN **Edward J. Heffernan**	President and Chief Executive Officer	March 1, 2010
/s/ CHARLES L. HORN **Charles L. Horn**	Executive Vice President and Chief Financial Officer	March 1, 2010
/s/ LAURA SANTILLAN **Laura Santillan**	Senior Vice President and Chief Accounting Officer	March 1, 2010
/s/ BRUCE K. ANDERSON **Bruce K. Anderson**	Director	March 1, 2010
/s/ ROGER H. BALLOU **Roger H. Ballou**	Director	March 1, 2010
/s/ LAWRENCE M. BENVENISTE, PH.D. **Lawrence M. Benveniste, Ph.D.**	Director	March 1, 2010
/s/ D. KEITH COBB **D. Keith Cobb**	Director	March 1, 2010
/s/ E. LINN DRAPER, JR., PH.D. **E. Linn Draper, Jr., Ph.D.**	Director	March 1, 2010
/s/ KENNETH R. JENSEN **Kenneth R. Jensen**	Director	March 1, 2010
/s/ ROBERT A. MINICUCCI **Robert A. Minicucci**	Chairman of the Board, Director	March 1, 2010
/s/ J. MICHAEL PARKS **J. Michael Parks**	Director	March 1, 2010

SCHEDULE II

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Write-Offs Net of Recoveries	Balance at End of Period
			(In thousands)		
Allowance for Doubtful Accounts—Trade receivables:					
Year Ended December 31, 2009	$ 7,172	$ 2,727	$ (262)	$ (2,901)	$ 6,736
Year Ended December 31, 2008	$ 6,319	$ 5,982	$ (594)	$ (4,535)	$ 7,172
Year Ended December 31, 2007	$ 2,215	$ 4,851	$ (63)	$ (684)	$ 6,319
Allowance for Doubtful Accounts—Seller's interest and credit card receivables:					
Year Ended December 31, 2009	$38,124	$52,259	$ 2,502	$(38,001)	$54,884
Year Ended December 31, 2008	$38,726	$36,192	$17,216	$(54,010)	$38,124
Year Ended December 31, 2007	$45,919	$35,812	$(1,798)	$(41,207)	$38,726

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Contact Information

Corporate Headquarters

Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252
972 348-5100

Common Stock

The company's common stock is listed on the New York Stock Exchange under the Ticker Symbol "ADS."

Form 10-K

For more information about Alliance Data, visit us online at www.AllianceData.com. The company's Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission, is available at Alliance Data's web site.

Electronic Access

Stockholders may visit the following web site for electronic access to Annual Reports and Proxy materials: https://materials.proxyvote.com/018581

Legal Counsel

Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue
Suite 4100
Dallas, Texas 75201
214 969-2800

Independent Auditors

Deloitte & Touche LLP
2200 Ross Avenue
Suite 1600
Dallas, Texas 75201
214 840-7000

Investor Relations

Financial Dynamics
Wall Street Plaza
88 Pine Street
New York, New York 10005
212 850-5721

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940
Shareholder Inquiries
781 575-2879
www.computershare.com

Safe Harbor Statement and Forward-Looking Statements

The material appearing in this site may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions including those discussed in our filings with the Securities and Exchange Commission.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained herein reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252
972 348-5100

www.AllianceData.com

About Alliance Data

Alliance Data (NYSE: ADS) and its family of businesses is a leading provider of loyalty and marketing solutions derived from transaction-rich data. Through the creation and deployment of customized solutions that measurably change consumer behavior, Alliance Data helps its clients to create and enhance customer loyalty to build stronger, mutually beneficial relationships with their customers. The Company manages millions of customer relationships for some of North America's largest and most recognizable brands, helping them grow their businesses and drive profitability. Headquartered in Dallas, Alliance Data employs approximately 7,400 associates at nearly 50 locations worldwide. Alliance Data is a leading provider of marketing-driven credit solutions, and is the parent company of Epsilon®, a leading provider of multi-channel, data-driven technologies and marketing services, and LoyaltyOne™, which owns and operates the AIR MILES® Reward Program, Canada's premier coalition loyalty program.


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